As filed with the Securities and Exchange Commission on October 24, 2003.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Assurant, Inc. *

(Exact name of Registrant as specified in its charter)

Delaware	6321	39-1126612
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Chase Manhattan Plaza, 41st Floor

New York, NY 10005

Telephone: (212) 859-7000

(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Katherine Greenzang, Esq.

Senior Vice President, General Counsel and Secretary
Assurant, Inc.
One Chase Manhattan Plaza, 41st Floor
New York, NY 10005
Telephone: (212) 859-7021
Facsimile: (212) 859-7034
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Gary I. Horowitz, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017-3954 Telephone: (212) 455-7113 Facsimile: (212) 455-2502	Susan J. Sutherland, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 Telephone: (212) 735-2388 Facsimile: (917) 777-2388

     Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee

Common Stock, par value $.01 per share	$1,000,000,000	$80,900

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes shares subject to the underwriters’ over-allotment option.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*Prior to the effectiveness of this Registration Statement and in connection with the reorganization for the purpose of reincorporation as described in this Registration Statement, Assurant, Inc., a Delaware corporation, will become the successor to the business and operations of Fortis, Inc., a Nevada corporation.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                         , 2004
                                                                Shares
Assurant, Inc.

Common Stock

Fortis Insurance N.V., the selling stockholder in this offering, is offering                      shares of our common stock in an underwritten initial public offering. This is our initial public offering and no public market currently exists for our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholder. We anticipate that the initial public offering price of our common stock will be between $                    and $                    per share.

Fortis N.V. and Fortis SA/NV, through their affiliates, including their wholly owned subsidiary, Fortis Insurance N.V., currently indirectly own 100% of our outstanding common stock. After the offering, Fortis Insurance N.V. will own approximately           % of our common stock.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “AIZ.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

PRICE $                    A SHARE

Underwriting
		Discounts and	Proceeds to Selling
	Price to Public	Commissions	Stockholder

Per Share	$	$	$
Total	$	$	$

The selling stockholder has granted the underwriters the right to purchase up to an additional                    shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                     , 2004.

MORGAN STANLEY

CREDIT SUISSE FIRST BOSTON	MERRILL LYNCH & CO.

                              , 2004

      Until                     , 2004, which is the 25th day after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different from that contained in this prospectus. We are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

      The states in which our insurance subsidiaries are domiciled have enacted laws which require regulatory approval for the acquisition of “control” of insurance companies. Under these laws, there exists a presumption of “control” when an acquiring party acquires 10% or more (5% or more, in the case of Florida) of the voting securities of an insurance company or of a company which itself controls an insurance company. Therefore, any person acquiring 10% or more (5% or more, in the case of Florida) of our common stock would need the prior approval of the state insurance regulators of these states, or a determination from such regulators that “control” has not been acquired.

      In this prospectus, references to the “Company,” “Assurant,” “we,” “us” or “our” refer to (1) Fortis, Inc., a Nevada corporation, and its subsidiaries, and (2) Assurant, Inc., a Delaware corporation, and its subsidiaries after the consummation of the reorganization for the purpose of reincorporation as described under “Corporate Structure and Reorganization.” Unless we specifically state otherwise or the context suggests otherwise, the information in this prospectus assumes that the reorganization as described under “Corporate Structure and Reorganization” has occurred. Unless the context otherwise requires, references to (1) “Assurant, Inc.” refer solely to Assurant, Inc., a Delaware corporation, and not to any of its subsidiaries, (2) “Fortis, Inc.” refer solely to Fortis, Inc., a Nevada corporation, and not to any of its subsidiaries, and (3) “Fortis” refer collectively to Fortis N.V., a public company with limited liability incorporated as naamloze

i

vennootschap under Dutch law, and Fortis SA/NV, a public company with limited liability incorporated as société anonyme/ naamloze vennootschap under Belgian law, the ultimate parent companies of Fortis Insurance N.V., the selling stockholder in this offering. Unless otherwise stated, all figures assume no exercise of the underwriters’ over-allotment option. All share amounts contained in this prospectus will be adjusted to reflect changes that will take place in connection with the merger for the purpose of reincorporation. For your convenience, we have provided a glossary, beginning on page G-1, of selected insurance and reinsurance terms and have printed these terms in bold-faced type the first time they are used in this prospectus.

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PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. Although this summary highlights important information about us and what we believe to be the key aspects of this offering, you should read this summary together with the more detailed information and our financial statements and the notes to those financial statements appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the “Risk Factors” and “Forward-Looking Statements” sections before making an investment decision.

OUR COMPANY

Overview

      We pursue a differentiated strategy of building leading positions in specialized market segments for insurance products and related services in North America and selected other markets. We provide creditor-placed homeowners insurance, manufactured housing homeowners insurance, debt protection administration, credit insurance, warranties and extended service contracts, individual health and small employer group health insurance, group dental insurance, group disability insurance, group life insurance and pre-funded funeral insurance. The markets we target are generally complex, have a relatively limited number of competitors and, we believe, offer attractive profit opportunities. In these markets, we leverage the experience of our management team and apply our expertise in risk management, underwriting and business-to-business management, as well as our technological capabilities in complex administration and systems. Through these activities, we seek to generate above-average returns by building on specialized market knowledge, well-established distribution relationships and economies of scale.

      As a result of our strategy, we are a leader in many of our chosen markets and products. We have leadership positions or are partnered with clients who are leaders in creditor-placed homeowners insurance, manufactured housing homeowners insurance and debt protection administration. We are also a leading writer of group dental plans measured by the number of master contracts in force, and the largest writer of pre-funded funeral insurance measured by face amount of new policies sold. We believe that our leadership positions give us a sustainable competitive advantage in our chosen markets.

      We currently have four decentralized operating business segments to ensure focus on critical activities close to our target markets and customers, while simultaneously providing centralized support in key functions. Our four operating business segments are: Assurant Solutions, Assurant Health, Assurant Employee Benefits and Assurant PreNeed. Each operating business segment has its own experienced management team with the autonomy to make decisions on key operating matters. These managers are eligible to receive incentive-based compensation based in part on operating business segment performance and in part on company-wide performance, thereby encouraging strong business performance and cooperation across all our businesses. At the operating business segment level, we stress disciplined underwriting, careful analysis and constant improvement and product redesign. At the corporate level, we provide support services, including investment, asset/liability matching and capital management, leadership development, information technology support and other administrative and finance functions, enabling the operating business segments to focus on their target markets and distribution relationships while enjoying the economies of scale realized by operating these businesses together. Also, our overall strategy and financial objectives are set and continuously monitored at the corporate level to ensure that our capital resources are being properly allocated.

      Our Assurant Solutions segment provides specialty property solutions and consumer protection solutions. Specialty property solutions primarily include creditor-placed homeowners insurance (including tracking services) and manufactured housing homeowners insurance. Consumer protection solutions primarily include debt protection administration, credit insurance and warranties and extended service contracts. Our Assurant Health segment provides individual health insurance, including short-term and student health insurance, and small employer group health insurance. Most of the health insurance products we sell are preferred provider organization (PPO) plans. In Assurant Employee Benefits, we provide employer- and employee-paid group dental insurance, as well as group disability insurance and group life insurance. In Assurant PreNeed, we provide pre-funded funeral insurance, which provides whole life insurance death benefits or annuity benefits used to fund costs incurred in connection with pre-arranged funerals.

      We have created strong relationships with our distributors and clients in each of the niche markets we serve. In Assurant Solutions, we have strong long-term relationships in the United States with six of the ten largest mortgage lenders and servicers, four of the seven largest manufactured housing builders, four of the six largest general purpose credit card issuers and six of the ten largest consumer electronics and appliances retailers. In Assurant Health, we have exclusive distribution relationships with leading insurance companies, through which we gain access to a broad distribution network and a significant number of potential customers, as well as relationships with independent brokers. In Assurant Employee Benefits, we distribute our products primarily through our sales representatives who work through independent employee benefits advisors, including brokers and other intermediaries. In Assurant PreNeed, we have an exclusive distribution relationship with Service Corporation International (SCI), the largest funeral provider in North America, as well as relationships with approximately 2,000 funeral homes.

      For the six months ended June 30, 2003, we generated total revenues of $3,455 million and net income of $164 million. For the year ended December 31, 2002, we generated total revenues of $6,532 million and net income before cumulative effect of change in accounting principle of $260 million. As of June 30, 2003, we had total assets of $22,738 million, including separate accounts. For the six months ended June 30, 2003, we had total revenues of $1,288 million in Assurant Solutions, $1,009 million in Assurant Health, $726 million in Assurant Employee Benefits and $367 million in Assurant PreNeed. For the year ended December 31, 2002, we had total revenues of $2,401 million in Assurant Solutions, $1,912 million in Assurant Health, $1,455 million in Assurant Employee Benefits and $727 million in Assurant PreNeed.

Competitive Strengths

      We believe our competitive strengths include:

•	Leadership Positions in Specialized Markets. We are a market leader in many of our chosen markets, and we believe that our leadership positions provide us with the opportunity to generate high returns in these niche markets.

•	Strong Relationships with Key Clients and Distributors. As a result of our expertise in business-to-business management, we have created strong relationships with our distributors and clients in each of the niche markets we serve. We believe these relationships enable us to market our products and services to our customers in an effective and efficient manner that would be difficult for our competitors to replicate.

•	History of Product Innovation and Ability to Adapt to Changing Market Conditions. We are able to adapt quickly to changing market conditions by tailoring our product and service offerings to the specific needs of our clients. By understanding the dynamics of our core markets, we design innovative products and services to seek to sustain profitable growth and market leading positions.

•	Disciplined Approach to Underwriting and Risk Management. We focus on generating profitability through careful analysis of risks, drawing on our experience in core specialized markets and continually seeking to improve and redesign our product offerings based on our underwriting experience. In addition, we closely monitor regulatory and market developments and adapt our approach as we deem necessary to achieve our underwriting and risk management goals.

•	Prudent Capital Management. We focus on generating above-average returns on a risk-adjusted basis from our operating activities. We believe we have benefited from having the discipline and flexibility to deploy capital opportunistically and prudently to maximize returns to our stockholders. We invest capital in our business segments when we identify attractive profit opportunities in our target markets and also take a disciplined approach towards withdrawing capital when businesses are no longer anticipated to meet our expectations.

•	Diverse Business Mix and Superior Financial Strength. We have four operating business segments, which are generally not affected in the same way by economic and operating trends. Our domestic operating subsidiaries have financial strength ratings of A (“Excellent”) or A- (“Excellent”) from A.M. Best Company (A.M. Best), and two of our domestic operating subsidiaries have financial strength ratings of A2 (“Good”) and A3 (“Good”), respectively, from Moody’s Investor Services (Moody’s). We believe our solid capital base and overall financial strength allow us to distinguish ourselves from our competitors and continue to enable us to attract clients that are seeking long-term financial stability.

•	Experienced Management Team with Proven Track Record and Entrepreneurial Culture. We have a talented and experienced management team both at the corporate level and at each of our business segments. Our management team has successfully managed our business and executed our specialized niche strategy through numerous business cycles and political and regulatory challenges.

Growth Strategy

      Our objective is to achieve superior financial performance by enhancing our leading positions in our specialized niche insurance and related businesses. We intend to achieve this objective by continuing to execute the following strategies in pursuit of profitable growth:

•	Enhance Market Position in Our Business Lines. We have been selective in developing our product and service offerings and will continue to focus on providing products and services to those markets that we believe offer attractive growth opportunities. We will also seek to continue penetrating our target markets and expand our market positions by developing and introducing new products and services that are tailored to the specific needs of our clients.

•	Develop New Distribution Channels and Strategic Alliances. Our strong, multi-channel distribution network comprised of leading market participants has been critical to our market penetration and growth. We will continue to be selective in developing new distribution channels as we seek to expand our market share, enter new geographic markets and develop new niche businesses.

•	Deploy Capital and Resources to Maintain Flexibility and Establish or Enhance Market Leading Positions. We seek to deploy our capital and resources in a manner that provides us with the flexibility to grow internally through product development, new distribution relationships and investments in technology, as well as to pursue acquisitions. As we expand through internal growth and acquisitions, we intend to leverage our expertise in risk management, underwriting and business-to-business management, as well as our technological capabilities in running complex administration systems and support services.

•	Maintain Disciplined Pricing Approach. We intend to maintain our disciplined pricing approach by seeking to focus on profitable products and markets and by pursuing a flexible approach to product design. We will continue to pursue pricing strategies and adjust our mix of businesses by geography and by product so that we can maintain attractive pricing and margins.

•	Continue to Manage Capital Prudently. We intend to manage our capital prudently relative to our risk exposure to maximize profitability and long-term growth in stockholder value. Our capital management strategy is to maintain financial strength through conservative and disciplined risk management practices. We will also maintain our conservative investment portfolio management philosophy and properly manage our invested assets in order to match the duration of our insurance product liabilities.

Risks Relating to Our Company

      As part of your evaluation of our Company, you should take into account the risks associated with our business. These risks include:

•	Reliance on Relationships with Significant Clients, Distribution Partners and Other Parties. If our significant clients, distribution partners and other parties with which we do business decline to renew or seek to terminate our relationships or contractual arrangements, our results of operations and financial condition could be materially adversely affected. We are also subject to the risk that these parties may face financial difficulties, reputational issues or problems with respect to their own products and services, which may lead to decreased sales of products and services.

•	Failure to Attract and Retain Sales Representatives or Develop and Maintain Distribution Sources. An interruption in, or changes to, our relationships with various third-party distributors or our inability to respond to regulatory changes could impair our ability to compete and market our insurance products and services and materially adversely affect our results of operations and financial condition.

•	Effect of General Economic, Financial Market and Political Conditions. Our results of operations and financial condition may be materially adversely affected by general economic, financial market and political conditions, including insurance industry cycles, levels of employment, levels of consumer lending, levels of inflation and movements of the financial markets, as well as fluctuations in interest rates, monetary policy, demographics, and legislative and competitive factors.

•	Failure to Accurately Predict Benefits and Other Costs and Claims. We may be unable to accurately predict benefits, claims and other costs or to manage such costs through our loss limitation methods, which could have a material adverse effect on our results of operations and financial condition if claims substantially exceed our expectations.

•	Changes in Regulation. Legislation or other regulatory reform that increases the regulatory requirements imposed on us or that changes the way we are able to do business may significantly harm our business or results of operations in the future.

      For more information about these and other risks, see “Risk Factors” beginning on page 10. You should carefully consider these risk factors together with all the other information included in this prospectus.

OUR CORPORATE STRUCTURE AND REORGANIZATION

      Assurant, Inc. is a Delaware corporation and is currently a wholly owned subsidiary of Fortis, Inc. Assurant, Inc. has had no operations and nominal financial activity and will be used solely for the purpose of the reincorporation of Fortis, Inc., which is organized as a Nevada corporation and of which 100% of the outstanding common stock is currently indirectly owned by Fortis N.V. and Fortis SA/NV. Prior to the closing of this offering, we will effectuate a merger of Fortis, Inc. with and into Assurant, Inc. for the purpose of reincorporating Fortis, Inc. in Delaware. As a result of the reorganization, Assurant, Inc. will be domiciled in Delaware and will be the successor to the business, operations and obligations of Fortis, Inc. After the reorganization, our Company will use the name Assurant, Inc. The ongoing operations of Assurant, Inc. will be comprised of the existing operations of Fortis, Inc. and its subsidiaries. Our existing Class A Common Stock will become Common Stock of Assurant, Inc. in connection with the merger.

      Assurant, Inc. was incorporated in October 2003. Fortis, Inc. was incorporated in April 1969. Our principal executive offices are located at One Chase Manhattan Plaza, 41st Floor, New York, New York 10005. Our telephone number is 212-859-7000.

OUR RELATIONSHIP WITH FORTIS

      Fortis currently indirectly owns 100% of our outstanding common stock. Upon completion of this offering, Fortis will own           % of our outstanding common stock, or           % if the underwriters exercise their over-allotment option in full. Fortis will have the right to nominate designees to our board of directors and, subject to limited exceptions, our board of directors will nominate those designees as follows: (i) so long as Fortis owns at least 50% of our outstanding common stock, five designees and (ii) so long as Fortis owns less than 50% but at least 10% of our outstanding common stock, two designees. In addition, as long as Fortis holds 50% or more of our outstanding common stock, certain significant corporate actions may only be taken with the approval of a supermajority of our directors, which will require approval of two or more Fortis directors. In addition, we may have conflicts of interest with Fortis that may be resolved in a manner that is unfavorable to us. See “Risk Factors— Risks Related to Our Relationship with and Separation from Fortis,” “Description of Share Capital— Anti-takeover Effects of Certain Provisions of the Certificate of Incorporation, By-Laws and Delaware General Corporation Law— Certificate of Incorporation and By-Laws” and “—Shareholders’ Agreement” and “Certain Relationships and Related Transactions— Shareholders’ Agreement” and “—Cooperation Agreement.”

      Fortis has advised us that it intends to divest its ownership interest in our Company completely over a period of time. However, Fortis is not subject to any contractual obligation to sell any additional shares of our common stock and may not sell or otherwise dispose of any shares for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters. See “Certain Relationships and Related Transactions,” “Description of Share Capital—Shareholders Agreement” and “—Registration Rights,” “Shares Eligible For Future Sale” and “Underwriting.”

THE OFFERING

Common stock offered by the selling stockholder	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares to be offered by the selling stockholder if the underwriters exercise the over-allotment option in full.

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholder. The selling stockholder will receive all net proceeds from the sale of the shares of our common stock in this offering.

Dividend policy	Our board of directors does not currently intend to authorize the payment of a dividend on our Common Stock. Any determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our subsidiaries’ payment of dividends and/or other statutorily permissible payments to us, our results of operations and cash flows, our financial position and capital requirements, general business conditions, any legal, tax, regulatory and contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant.

Proposed New York Stock Exchange symbol	AIZ

      The number of shares of common stock shown to be outstanding after the offering is based upon 8,300,002 shares of common stock outstanding as of June 30, 2003.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

      The following table sets forth our summary historical consolidated financial information for the periods ended and as of the dates indicated. Assurant, Inc. is a Delaware corporation and is currently a wholly owned subsidiary of Fortis, Inc. Assurant, Inc. has had no operations and nominal financial activity and will be used solely for the purpose of the reincorporation of Fortis, Inc., which is organized as a Nevada corporation and of which 100% of the outstanding common stock is currently indirectly owned by Fortis N.V. and Fortis SA/NV. Prior to the closing of this offering, we will effectuate a merger of Fortis, Inc. with and into Assurant, Inc. for the purpose of reincorporating Fortis, Inc. in Delaware. As a result of the reorganization, Assurant, Inc. will be domiciled in Delaware and will be the successor to the business, operations and obligations of Fortis, Inc. In connection with the reorganization, our Company will use the name Assurant, Inc. The ongoing operations of Assurant, Inc. will effectively be comprised of the existing operations of Fortis, Inc. and its subsidiaries.

      The summary consolidated statement of operations data for each of the three years ended December 31, 2002 are derived from the audited consolidated financial statements of Fortis, Inc. and its consolidated subsidiaries included elsewhere in this prospectus, which have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The summary consolidated statement of operations data for the six months ended June 30, 2003 and June 30, 2002 and the summary consolidated balance sheet data as of June 30, 2003 are derived from the unaudited interim financial statements of Fortis, Inc. and its consolidated subsidiaries included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited consolidated financial statements of Fortis, Inc. and in our opinion, include all adjustments consisting only of normal recurring adjustments, that we consider necessary for a fair statement of our results of operations and financial condition for these periods and as of such dates. These historical results are not necessarily indicative of expected results for any future period. The results for the six months ended June 30, 2003 are not necessarily indicative of results to be expected for the full year. You should read the following summary consolidated financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	For the
	Six Months Ended		For the
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(in thousands, except share amounts and per share data)
Summary Consolidated Statement of Operations Data:
Revenues
Net earned premiums and other considerations	$2,987,029	$2,787,519	$5,681,596	$5,242,185	$5,144,375
Net investment income	305,885	310,539	631,828	711,782	690,732
Net realized gains (losses) on investments	7,474	(49,204)	(118,372)	(119,016)	(44,977)
Amortization of deferred gain on disposal of businesses	34,873	40,030	79,801	68,296	10,284
Gain on disposal of businesses	—	10,672	10,672	61,688	11,994
Fees and other income	119,881	125,435	246,675	221,939	399,571

Total revenues	3,455,142	3,224,991	6,532,200	6,186,874	6,211,979
Benefits, losses and expenses
Policyholder benefits	1,774,243	1,678,871	3,429,145	3,238,925	3,208,054
Amortization of deferred acquisition costs and value of businesses acquired	580,240	443,221	876,185	875,703	766,904
Underwriting, general and administrative expenses	794,120	842,390	1,738,077	1,620,931	1,801,196
Amortization of goodwill	—	—	—	113,300	106,773
Interest expense	—	—	—	14,001	24,726
Distributions on preferred securities of subsidiary trusts	58,566	58,716	118,396	118,370	110,142

Total benefits, losses and expenses	3,207,169	3,023,198	6,161,803	5,981,230	6,017,795
Income before income taxes	247,973	201,793	370,397	205,644	194,184
Income taxes	84,086	60,126	110,657	107,591	104,500

Net income before cumulative effect of change in accounting principle	$163,887	$141,667	$259,740	$98,053	$89,684
Cumulative effect of change in accounting principle	—	(1,260,939)	(1,260,939)	—	—

Net income (loss)	$163,887	$(1,119,272)	$(1,001,199)	$98,053	$89,684

Per Share Data:
Net income (loss) per share	$19.75	$(134.85)	$(120.63)	$11.81	$10.93
Weighted average of basic and diluted shares of common stock outstanding	8,300,002	8,300,002	8,300,002	8,300,002	8,208,335
Dividends per share:
Class A Common Stock(1)	$17.98	$—	$—	$8.65	$—
Class B Common Stock(2)	37.15	36.52	74.69	75.44	37.66
Class C Common Stock(3)	38.13	37.50	76.68	77.45	38.65

As of
June 30, 2003

(in thousands, except
share amounts and
per share data)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents and investments	$11,138,227
Total assets	22,738,162
Policy liabilities(4)	12,632,311
Debt	—
Mandatorily redeemable preferred securities of subsidiary trusts(5)	1,446,074
Mandatorily redeemable preferred stock	24,160
Total stockholders’ equity	$2,778,890

Per Share Data:
Total stockholders’ equity per share(6)	$334.81

(1)	For each of the periods and dates presented, 7,750,000 shares of our Class A Common Stock were issued and outstanding; these shares are held by Fortis Insurance N.V., Fortis (US) Funding Partners I LP and Fortis (US) Funding Partners II LP. Our existing Class A Common Stock will become Common Stock of Assurant, Inc. in connection with the merger of Fortis, Inc. with and into Assurant, Inc.
(2)	For each of the periods and dates presented, 150,001 shares of our Class B Common Stock were issued and outstanding, which were issued as a stock dividend; these shares are held by Fortis (US) Funding Partners I LP. See “Description of Share Capital — Class B and Class C Common Stock” for information relating to the issuance and ownership of these shares.
(3)	For each of the periods and dates presented, 400,001 shares of our Class C Common Stock were issued and outstanding, which were issued as a stock dividend; these shares are held by Fortis (US) Funding Partners II LP. See “Description of Share Capital — Class B and Class C Common Stock” for information relating to the issuance and ownership of these shares.
(4)	Policy liabilities include future policy benefits and expenses, unearned premiums and claims and benefits payable.
(5)	The proceeds from the sale of each of these securities were used by the applicable subsidiary trusts to purchase our subordinated debentures, which are eliminated upon consolidation. See “Description of Other Securities.”
(6)	Based on total stockholders’ equity divided by 8,300,002 shares issued and outstanding.

RISK FACTORS

      An investment in our common stock involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our common stock. The risks described below may not be the only risks we face. Additional risks of which we are not yet aware or that we currently think are immaterial may also impair our business, results of operations or financial condition. Any of the events or circumstances described as risks below could result in a significant or material adverse effect on our business, results of operations or financial condition and a corresponding decline in the market price of our common stock.

Risks Related to Our Company

      Our profitability may decline if we are unable to maintain our relationships with significant clients, distribution partners and other parties important to the success of our business.

      Our relationships and contractual arrangements with significant clients, distribution partners and other parties with which we do business are important to the success of our business segments. Many of these arrangements are exclusive. For example, in Assurant Solutions, we have exclusive relationships with several mortgage lenders and servicers, retailers, credit card issuers and other financial institutions through which we distribute our products. In Assurant Health, we have exclusive distribution relationships for our individual health insurance products with Insurance Placement Services, Inc. (IPSI), a wholly owned subsidiary of State Farm Mutual Automobile Insurance Company (State Farm), United Services Automobile Association (USAA) and Mutual of Omaha, as well as a relationship with Health Advocates Alliance, the association through which we provide many of our individual health insurance products. We also maintain contractual relationships with several separate networks of health and dental care providers, each referred to as a PPO, through which we obtain discounts. In Assurant PreNeed, we have an exclusive distribution relationship with SCI. Many of these arrangements have one to five-year terms. If these parties decline to renew or seek to terminate these arrangements, our results of operations and financial condition could be materially adversely affected. In addition, we are subject to the risk that these parties may face financial difficulties, reputational issues or problems with respect to their own products and services, which may lead to decreased sales of our products and services. Moreover, if one or more of our clients or distribution partners consolidate or partner with other companies, we may lose business or suffer decreased revenues. A loss of the discount arrangements with PPOs could also lead to higher medical or dental costs and/or a loss of members to other medical or dental plans.

      Sales of our products and services may be reduced if we are unable to attract and retain sales representatives or develop and maintain distribution sources.

      We distribute our insurance products and services through a variety of distribution channels, including our employed sales representatives, independent employee benefits specialists, brokers, managing general agents, independent life agents, financial institutions, independent funeral directors, association groups and other third-party marketing organizations. Our relationships with these various distributors are significant both for our revenues and profits. In Assurant Solutions and Assurant PreNeed, we depend in large part on sales representatives to develop and maintain client relationships. In Assurant Health, we depend in large part on the services of independent agents and brokers and on associations, including Health Advocates Alliance, in the marketing of our products. In Assurant Employee Benefits, we depend on our sales representatives to form relationships with the independent agents and brokers who act as advisors to our customers and market and distribute our products with our sales representatives. Independent agents and brokers are typically not exclusively dedicated to our Company and usually also market products of our competitors. Strong competition exists among insurers to employ effective sales representatives and form relationships with agents and brokers of demonstrated ability. We compete with other insurers for sales representatives, agents and brokers primarily on the basis of our financial position, support services, compensation and product features. In addition, where we rely on independent agents and brokers to distribute products for us, we face continued competition from our competitors’ products. Moreover, our ability to market our products and services depends on our ability to tailor our channels of distribution to comply with changes in the regulatory environment. Recently, the marketing of health insurance through association groups has come under increased scrutiny. An interruption in, or changes to, our relationships with various third-party distributors or our inability to respond to regulatory changes could impair our ability to compete and market our insurance products and services and materially adversely affect our results of operations and financial condition.

      General economic, financial market and political conditions may adversely affect our results of operations and financial condition.

      Our results of operations and financial condition may be materially adversely affected from time to time by general economic, financial market and political conditions. These conditions include economic cycles such as insurance industry cycles, levels of employment, levels of consumer lending, levels of inflation and movements of the financial markets. Fluctuations in interest rates, monetary policy, demographics, and legislative and competitive factors also influence our performance. During periods of economic downturn:

•	individuals and businesses may choose not to purchase our insurance products and other related products and services, may terminate existing policies or contracts or permit them to lapse, may choose to reduce the amount of coverage purchased or, in Assurant Employee Benefits and in small group employer health insurance in Assurant Health, may have fewer employees requiring insurance coverage due to rising unemployment levels;

•	new disability insurance claims and claims on other specialized insurance products tend to rise;

•	there is a higher loss ratio on credit card and installment loan insurance due to rising unemployment levels; and

•	insureds tend to increase their utilization of health and dental benefits if they anticipate becoming unemployed or losing benefits.

      In addition, general inflationary pressures may affect the costs of medical and dental care, as well as repair and replacement costs on our real and personal property lines, increasing the costs of paying claims. Inflationary pressures may also affect the costs associated with our pre-funded funeral insurance policies, particularly those that are guaranteed to grow with the Consumer Price Index.

      Our actual claims losses may exceed our reserves for claims, which may require us to establish additional reserves that may materially reduce our earnings, profitability and capital.

      We maintain reserves to cover our estimated ultimate exposure for claims and claim adjustment expenses with respect to reported and unreported claims incurred but not reported as of the end of each accounting period. Reserves, whether calculated under GAAP or statutory accounting principles (SAP), do not represent an exact calculation of exposure, but instead represent our best estimates, generally involving actuarial projections at a given time, of what we expect the ultimate settlement and administration of a claim or group of claims will cost based on our assessment of facts and circumstances then known. The adequacy of reserves will be impacted by future trends in claims severity, frequency, judicial theories of liability and other factors. These variables are affected by both external and internal events, such as changes in the economic cycle, changes in the social perception of the value of work, emerging medical perceptions regarding physiological or psychological causes of disability, emerging health issues and new methods of treatment or accommodation, inflation, judicial trends, legislative changes and claims handling procedures. Many of these items are not directly quantifiable, particularly on a prospective basis. Reserve estimates are refined as experience develops. Adjustments to reserves, both positive and negative, are reflected in the statement of operations of the period in which such estimates are updated. Because establishment of reserves is an inherently uncertain process involving estimates of future losses, there can be no certainty that ultimate losses will not exceed existing claims reserves. Future loss development could require reserves to be increased, which could have a material adverse effect on our earnings in the periods in which such increases are made.

      We may be unable to accurately predict benefits, claims and other costs or to manage such costs through our loss limitation methods, which could have a material adverse effect on our results of operations and financial condition.

      Our profitability depends in large part on accurately predicting benefits, claims and other costs, including medical and dental costs, and predictions regarding the frequency and magnitude of claims on our disability and property coverages. It also depends on our ability to manage future benefit and other costs through product design, underwriting criteria, utilization review or claims management and, in health and dental insurance, negotiation of favorable provider contracts. The aging of the population and other demographic characteristics and advances in medical technology continue to contribute to rising health care costs. Changes in health and dental care practices, inflation, new technologies, the cost of prescription drugs, clusters of high cost cases, changes in the regulatory environment, economic factors, the occurrence of catastrophes and numerous other factors affecting the cost of health and dental care and the frequency and severity of claims in all our business segments may adversely affect our ability to predict and manage costs and claims, as well as our business, results of operations and financial condition. The judicial and regulatory environments, changes in the composition of the kinds of work available in the economy, market conditions and numerous other factors may also materially adversely affect our ability to manage claim costs. As a result of one or more of these factors or other factors, claims could substantially exceed our expectations, which could have a material adverse effect on our results of operations and financial condition.

      As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues relating to claims and coverage may emerge. These issues could materially adversely affect our results of operations and financial condition by either extending coverage beyond our underwriting intent or by increasing the number or size of claims or both. We may be limited in our ability to respond to such changes, by insurance regulations, existing contract terms, contract filing requirements, market conditions or other factors.

      Our investment portfolio is subject to several risks that may diminish the value of our invested assets and affect our sales and profitability.

      Our investment portfolio may suffer reduced returns or losses that could reduce our profitability.

      Investment returns are an important part of our overall profitability and significant fluctuations in the fixed income market could impair our profitability, financial condition and/or cash flows. Our investments are subject to market-wide risks and fluctuations, as well as to risks inherent in particular securities. In particular, volatility of claims may force us to liquidate securities prior to maturity, which may cause us to incur capital losses. If we do not structure our investment portfolio so that it is appropriately matched with our insurance liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. For the six month period ended June 30, 2003, our net investment income was $306 million and our net realized gains on investments were $7 million, which collectively accounted for approximately 9% of our total revenues during such period. For the year ended December 31, 2002, our net investment income was $632 million and our net realized losses on investments were $118 million, which collectively accounted for approximately 8% of our total revenues during such period.

      The performance of our investment portfolio is subject to fluctuations due to changes in interest rates and market conditions.

      Changes in interest rates can negatively affect the performance of some of our investments. Interest rate volatility can reduce unrealized gains or create unrealized losses in our portfolios. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Fluctuations in interest rates affect our returns on, and the market value of, fixed maturity and short-term investments, which comprised $9,212 million, or 86%, of the fair value of our total investments as of June 30, 2003 and $8,719 million, or 87%, as of December 31, 2002.

      The fair market value of the fixed maturity securities in our portfolio and the investment income from these securities fluctuate depending on general economic and market conditions. The fair market value generally increases or decreases in an inverse relationship with fluctuations in interest rates, while net investment income realized by us from future investments in fixed maturity securities will generally increase or decrease with interest rates. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities, commercial mortgage obligations and bonds in our investment portfolio are more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates, and we may be required to reinvest those funds in lower interest-bearing investments. As of June 30, 2003, mortgage-backed and other asset-backed securities represented approximately $2,100 million, or 20%, of the fair value of our total investments.

      Because substantially all of our fixed maturity securities are classified as available for sale, changes in the market value of these securities are reflected in our balance sheet. Similar treatment is not available for liabilities. Therefore, interest rate fluctuations affect the value of our investments and could materially adversely affect our results of operations and financial condition.

      We employ asset/ liability matching strategies to reduce the adverse effects of interest rate volatility and to ensure that cash flows are available to pay claims as they become due. Our asset/ liability matching strategies include:

•	asset/liability duration management;

•	structuring our bond and commercial mortgage loan portfolios to limit the effects of prepayments; and

•	consistent monitoring of, and appropriate changes to, the pricing of our products.

      However, these strategies may fail to eliminate or reduce the adverse effects of interest rate volatility, and no assurances can be given that significant fluctuations in the level of interest rates will not have a material adverse effect on our results of operations and financial condition.

      In addition, Assurant PreNeed generally writes whole life insurance policies with increasing death benefits and obtains much of its profits through interest rate spreads. Interest rate spreads refer to the difference between the death benefit growth rates on pre-funded funeral insurance policies and the investment returns generated on the assets we hold related to those policies. As of June 30, 2003, approximately 70% of Assurant PreNeed’s in force insurance policy reserves related to policies that provide for death benefit growth, some of which provide for minimum death benefit growth pegged to changes in the Consumer Price Index. In extended periods of declining interest rates or high inflation, there may be compression in the spread between Assurant PreNeed’s death benefit growth rates and its investment earnings. As a result, declining interest rates or high inflation rates may have a material adverse effect on our results of operations and our overall financial condition.

      Assurant Employee Benefits calculates reserves for long-term disability and life waiver of premium claims using net present value calculations based on current interest rates at the time claims are funded and expectations regarding future interest rates. If interest rates decline, reserves for open and/or new claims would need to be calculated using lower discount rates thereby increasing the net present value of those claims and the required reserves. Depending on the magnitude of the decline, this could have a material adverse effect on our results of operations and financial condition. In addition, investment income may be lower than that assumed in setting premium rates.

      Our investment portfolio is subject to credit risk.

      We are subject to credit risk in our investment portfolio, primarily from our investments in corporate bonds and preferred stocks. Defaults by third parties in the payment or performance of their obligations could reduce our investment income and realized investment gains or result in investment losses. Further, the value of any particular fixed maturity security is subject to impairment based on the creditworthiness of a given issuer. As of June 30, 2003, we held $8,766 million of fixed maturity securities, or 82% of the fair value of our total invested assets at such date. Our fixed maturity portfolio also includes below investment grade securities, which comprised 6% of the fair value of our total fixed maturity securities at June 30, 2003 and December 31,

2002. These investments generally provide higher expected returns but present greater risk and can be less liquid than investment grade securities. A significant increase in defaults and impairments on our fixed maturity securities portfolio could materially adversely affect our results of operations and financial condition. Other than temporary impairment losses on our available for sale securities totaled $13 million for the six months ended June 30, 2003 and $85 million for the year ended December 31, 2002.

      As of June 30, 2003, less than 1% of the fair value of our total investments was invested in common stock; however, we have had higher percentages in the past and may make more such investments in the future. Investments in common stock generally provide higher expected total returns, but present greater risk to preservation of principal than our fixed income investments.

      In addition, while currently we do not utilize derivative instruments to hedge or manage our interest rate or equity risk, we may do so in the future. Derivative instruments generally present greater risk than fixed income investments or equity investments because of their greater sensitivity to market fluctuations. Effective as of July 1, 2003, we utilize derivative instruments in managing Assurant PreNeed’s exposure to inflation risk. While these instruments seek to protect a portion of Assurant PreNeed’s existing business that is tied to the Consumer Price Index, a sharp increase in inflation could have a material adverse effect on our results of operations and financial condition.

      Our commercial mortgage loans and real estate investments subject us to liquidity risk.

      As of June 30, 2003, commercial mortgage loans on real estate investments represented approximately 8% of the fair value of our total investments. These types of investments are relatively illiquid, thus increasing our liquidity risk. In addition, if we require extremely large amounts of cash on short notice, we may have difficulty selling these investments at attractive prices, in a timely manner, or both.

      The risk parameters of our investment portfolio may not target an appropriate level of risk, thereby reducing our profitability and diminishing our ability to compete and grow.

      We seek to earn returns on our investments to enhance our ability to offer competitive rates and prices to our customers. Accordingly, our investment decisions and objectives are a function of the underlying risks and product profiles of each of our business segments. However, we may not succeed in targeting an appropriate overall risk level for our investment portfolio. As a result, the return on our investments may be insufficient to meet our profit targets over the long-term, thereby reducing our profitability. If in response we choose to increase our product prices to maintain profitability, we may diminish our ability to compete and grow.

      Catastrophe losses, including man-made catastrophe losses, could materially reduce our profitability and have a material adverse effect on our results of operations and financial condition.

      Our insurance operations expose us to claims arising out of catastrophes, particularly in our homeowners, life and other personal business lines. We have experienced, and expect in the future to experience, catastrophe losses that may materially reduce our profitability or have a material adverse effect on our results of operations and financial condition. Catastrophes can be caused by various natural events, including hurricanes, windstorms, earthquakes, hailstorms, severe winter weather, fires and epidemics, or can be man-made catastrophes, including terrorist attacks or accidents such as airplane crashes. The frequency and severity of catastrophes are inherently unpredictable. Catastrophe losses can vary widely and could significantly exceed our recent historic results. It is possible that both the frequency and severity of man-made catastrophes will increase and that we will not be able to implement exclusions from coverage in our policies or obtain reinsurance for such catastrophes.

      The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most of our catastrophe claims in the past have related to homeowners and other personal lines coverages, which for the six months ended June 30, 2003 represented approximately 23% of our net earned premiums and other considerations in our Assurant Solutions segment. In addition, as of June 30, 2003, approximately 27% of the insurance in force in our homeowners and other personal lines related to properties located in California, Florida and Texas. As a result of our creditor-placed homeowners insurance product, our concentration in these areas may increase in the future. This is because in our creditor-placed homeowners insurance line, we agree to provide homeowners insurance coverage automatically. If other insurers withdraw coverage in these or other states, this may lead to adverse selection and increased utilization of our creditor-placed homeowners insurance in these areas.

      Claims resulting from natural or man-made catastrophes could cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our profitability or harm our financial condition. Our ability to write new business also could be affected. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from catastrophes in the future.

      In addition, our group life and health insurance operations could be materially impacted by man-made catastrophes such as terrorist attacks or by an epidemic that causes a widespread increase in mortality, morbidity or disability rates or that causes an increase in the need for medical care. For example, the influenza epidemic of 1918 caused several million deaths. Losses due to man-made catastrophes would not generally be covered by reinsurance and could have a material adverse effect on our results of operations and financial condition. In addition, in Assurant PreNeed the average age of policyholders is in excess of 70 years. This group is more susceptible to epidemics than the overall population, and an epidemic resulting in a higher incidence of mortality could have a material adverse effect on our results of operations and financial condition.

      Our ability to manage these risks depends in part on our successful utilization of catastrophic property and life reinsurance to limit the size of property and life losses from a single event or multiple events, and life and disability reinsurance to limit the size of life or disability insurance exposure on an individual insured life. It also depends in part on state regulation that may prohibit us from excluding such risks or from withdrawing from or increasing premium rates in catastrophe-prone areas. As discussed further below, catastrophe reinsurance for our group insurance lines is not currently widely available. This means that the occurrence of a significant catastrophe could materially reduce our profitability and have a material adverse effect on our results of operations and financial condition.

      Reinsurance may not be available or adequate to protect us against losses, and we are subject to the credit risk of reinsurers.

      As part of our overall risk and capacity management strategy, we purchase reinsurance for certain risks underwritten by our various business segments. Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase. For example, subsequent to the terrorist assaults of September 11, 2001, reinsurance for man-made catastrophes became generally unavailable due to capacity constraints and, to the limited extent available, much more expensive. The high cost of reinsurance or lack of affordable coverage could adversely affect our results. If we fail to obtain sufficient reinsurance, it could adversely affect our ability to write future business.

      As part of our business, we have reinsured certain life, property and casualty and health risks to reinsurers. Although the reinsurer is liable to us to the extent of the ceded reinsurance, we remain liable as the direct insurer on all risks reinsured. As a result, ceded reinsurance arrangements do not eliminate our obligation to pay claims. We are subject to credit risk with respect to our ability to recover amounts due from reinsurers. Our reinsurers may not pay the reinsurance recoverables that they owe to us or they may not pay such recoverables on a timely basis. A reinsurer’s insolvency, underwriting results or investment returns may affect its ability to fulfill reinsurance obligations.

      Our reinsurance facilities are generally subject to annual renewal. We may not be able to maintain our current reinsurance facilities and, even where highly desirable or necessary, we may not be able to obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposures would increase or, if we are unwilling to bear an increase in net exposures, we may have to reduce the level of our underwriting commitments. Either of these potential developments could materially adversely affect our results of operations and financial condition.

      We have sold businesses through reinsurance that could again become our direct financial and administrative responsibility if the purchasing companies were to become insolvent.

      We have sold businesses through reinsurance ceded to third parties, such as our 2001 sale of the insurance operations of our Fortis Financial Group (FFG) division to The Hartford Financial Services Group Inc. (The Hartford). The assets backing the liabilities on these businesses are held in a trust, and the separate accounts relating to the FFG business are still reflected on our balance sheet. However, we would be responsible for administering this business in the event of a default by the reinsurer. We do not have the administrative systems and capabilities to process this business today. Accordingly, we would need to obtain those capabilities in the event of an insolvency of one or more of the reinsurers of these businesses. We might be forced to obtain such capabilities on unfavorable terms, with a resulting material adverse effect on our results of operations and financial condition. In addition, under the reinsurance agreement, The Hartford is obligated to contribute funds to increase the value of the separate accounts relating to the business sold if such value declines. If The Hartford fails to fulfill these obligations, we will be obligated to make these payments.

      We are exposed to the credit risk of our agents in Assurant PreNeed and our clients in Assurant Solutions.

      We advance agents’ commissions as part of our pre-funded funeral insurance product offerings. These advances are a percentage of the total face amount of coverage as opposed to a percentage of the first-year premium paid, a formula that is more common in other life insurance markets. There is a one-year payback provision against the agency if death or lapse occurs within the first policy year. There is a very large producer within Assurant PreNeed and if it were unable to fulfill its payback obligations, it could have an adverse effect on our results of operations and financial condition. In addition, we are subject to the credit risk of the parties with which we contract in Assurant Solutions. If these parties fail to remit payments owed to us or pass on payments they collect on our behalf, it could have an adverse effect on our results of operations. For example, the affiliate of a client with whom we do business has declared bankruptcy. In the event that this client’s reinsurer does not honor its claims obligation, we would be liable for making payment, which we estimate to be approximately $16 million, net of offsetting collateral.

      The financial strength of our insurance company subsidiaries is rated by A.M. Best and Moody’s, and a decline in these ratings could affect our standing in the insurance industry and cause our sales and earnings to decrease.

      Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. All of our domestic operating subsidiaries are rated by A.M. Best and two of our domestic operating subsidiaries, Fortis Benefits Insurance Company (which entity’s name will be changed subsequent to the offering contemplated by this prospectus) and John Alden Life Insurance Company (John Alden), are rated by Moody’s. The ratings reflect A.M. Best’s and Moody’s opinions of our subsidiaries’ financial strength, operating performance, strategic position and ability to meet their obligations to policyholders. The ratings are not evaluations directed to investors and are not recommendations to buy, sell or hold our securities. These ratings are subject to periodic review by A.M. Best and Moody’s, and we cannot assure you that we will be able to retain these ratings.

      As of September 25, 2003, most of our domestic operating subsidiaries had A.M. Best financial strength ratings of A (“Excellent”), which is the second highest of ten ratings categories and the highest within the category based on modifiers (i.e., A and A- are “Excellent”). As of that same date, our other domestic operating subsidiaries had A.M. Best financial strength ratings of A-(“Excellent”), which is the second highest of ten ratings categories and the lowest within the category based on modifiers.

      The Moody’s financial strength rating as of September 25, 2003 was A2 (“Good”) for Fortis Benefits Insurance Company, which is the third highest of nine ratings categories and mid-range within the category based on modifiers (i.e., A1, A2 and A3 are “Good”), and A3 (“Good”) for John Alden, which is the third highest of nine ratings categories and the lowest within the category based on modifiers.

      Rating agencies review their ratings periodically and our current ratings may not be maintained in the future. If our ratings are reduced from their current levels by A.M. Best or Moody’s, or placed under surveillance or review with possible negative implications, our competitive position in the respective insurance industry segments could suffer and it could be more difficult for us to market our products. Due to the competitive environment in the insurance industry, which may adversely affect our revenues, the inherent uncertainty in determining reserves for future claims, which may cause us to increase our reserves for claims, the outcome of pending litigation and regulatory investigations, which may adversely affect our financial position and reputation, and possible changes in the methodology or criteria applied by the rating agencies, rating agencies may take action to lower our ratings in the future. As customers and their advisors place importance on our financial strength ratings, we may lose customers and compete less successfully if we are downgraded. In addition, ratings impact our ability to attract investment capital on favorable terms. If our financial strength ratings are reduced from their current levels by A.M. Best or Moody’s, our cost of borrowing would likely increase, our sales and earnings could decrease and our results of operations and financial condition could be materially adversely affected.

      The failure to effectively maintain and modernize our information systems could adversely affect our business.

      Our business is dependent upon our ability to keep up to date with technological advances. This is particularly important in Assurant Solutions, where our systems, including our ability to keep our systems fully integrated with those of our distribution partners, are critical to the operation of our business. Our failure to update our systems to reflect technological advancements may adversely affect our relationships and ability to do business with our client partners.

      In addition, our business depends significantly on effective information systems, and we have many different information systems for our various businesses. We must commit significant resources to maintain and enhance our existing information systems and develop new information systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and changing customer preferences. As a result of our acquisition activities, we have acquired additional information systems. Our failure to maintain effective and efficient information systems, or our failure to efficiently and effectively consolidate our information systems to eliminate redundant or obsolete applications, could have a material adverse effect on our results of operations and financial condition. If we do not maintain adequate systems we could experience adverse consequences, including:

•	inadequate information on which to base pricing, underwriting and reserving decisions;

•	the loss of existing customers;

•	difficulty in attracting new customers;

•	customer, provider and agent disputes;

•	regulatory problems, such as failure to meet prompt payment obligations;

•	litigation exposure; or

•	increases in administrative expenses.

      Our management information, internal control and financial reporting systems may need further enhancements and development to satisfy the financial and other reporting requirements of being a public company.

      Failure to properly maintain the integrity of our proprietary information and information systems as well as to protect our clients’ confidential information and privacy could result in the loss of customers, reduction to our profitability and/ or subject us to fines and penalties.

      Our business depends in part on our ability to maintain, or access through outsourcing arrangements with third parties, information systems and to ensure the continued integrity of our proprietary information. A number of our businesses are subject to privacy regulations and to confidentiality obligations. For example, the collection and use of patient data in our Assurant Health segment is the subject of national and state legislation, including the Health Insurance Portability and Accountability Act of 1996 (HIPAA), and certain of the activities conducted by our Assurant Solutions segment are subject to the privacy regulations of the Gramm-Leach-Bliley Act. We also have contractual obligations to protect certain confidential information we obtain from our existing vendors and clients. These obligations generally include protecting such confidential information in the same manner and to the same extent as we protect our own confidential and proprietary information. In addition, we must develop, implement and maintain a comprehensive written information security program with appropriate administrative, technical and physical safeguards to protect such confidential information. If we do not properly comply with privacy regulations and protect confidential information we could experience adverse consequences, including regulatory problems, loss of reputation and client litigation.

      See “Risks Related to Our Industry—Cost of compliance with privacy laws could adversely affect our business and results of operations.”

      We may not find suitable acquisition candidates or new insurance ventures and even if we do, we may not successfully integrate any such acquired companies or successfully invest in such ventures.

      From time to time, we evaluate possible acquisition transactions and the start-up of complementary businesses, and at any given time, we may be engaged in discussions with respect to possible acquisitions and new ventures. We cannot assure you that we will be able to identify suitable acquisition transactions or insurance ventures, that such transactions will be financed and completed on acceptable terms or that our future acquisitions or ventures will be successful. The process of integrating any companies we do acquire or investing in new ventures could have a material adverse effect on our results of operations and financial condition.

      In addition, implementation of an acquisition strategy entails a number of risks, including, among other things, inaccurate assessment of undisclosed liabilities, difficulties in realizing projected efficiencies, synergies and cost savings, failure to achieve anticipated revenues, earnings or cash flow, and increase in our indebtedness and a limitation in our ability to access additional capital when needed. Our failure to adequately address these acquisition risks could materially adversely affect our results of operations and financial condition.

      The inability of our subsidiaries to pay dividends to us in sufficient amounts could harm our ability to meet our obligations and pay future stockholder dividends.

      As a holding company whose principal assets are the capital stock of our subsidiaries, we rely primarily on dividends and other statutorily permissible payments from our subsidiaries to meet our obligations for payment of interest and principal on outstanding debt obligations, dividends to stockholders (including any dividends on our common stock) and corporate expenses. The ability of our subsidiaries to pay dividends and to make such other payments in the future will depend on their statutory surplus, future statutory earnings and regulatory restrictions. Except to the extent that we are a creditor with recognized claims against our subsidiaries, claims of the subsidiaries’ creditors, including policyholders, have priority with respect to the assets and earnings of the subsidiaries over the claims of our creditors. If any of our subsidiaries should become insolvent, liquidate or otherwise reorganize, our creditors and stockholders will have no right to proceed against the assets of that subsidiary or to cause the liquidation, bankruptcy or winding-up of the subsidiary under applicable liquidation, bankruptcy or winding-up laws. The applicable insurance laws of the jurisdiction where each of our insurance subsidiaries is domiciled would govern any proceedings relating to that subsidiary. The insurance authority of that jurisdiction would act as a liquidator or rehabilitator for the subsidiary. Both creditors and policyholders of the subsidiary would be entitled to payment in full from the subsidiary’s assets before we, as a stockholder, would be entitled to receive any distribution from the subsidiary.

      The payment of dividends to us by any of our operating subsidiaries in excess of a certain amount (i.e., extraordinary dividends) must be approved by the subsidiary’s domiciliary state department of insurance. Ordinary dividends, for which no regulatory approval is generally required, are limited to amounts determined by formula, which varies by state. The formula for the majority of the states in which our subsidiaries are domiciled is the lesser of (i) 10% of the statutory surplus as of the end of the prior year or (ii) the prior year’s statutory net income. In some states, the formula is the greater amount of clauses (i) and (ii). Some states, however, have an additional stipulation that dividends may only be paid out of earned surplus. In addition, we have entered into an agreement with the Florida Insurance Department pursuant to which, until August of 2004, two of our subsidiaries have agreed to limit the amount of ordinary dividends they would pay to us to an amount no greater than 50% of the amount otherwise permitted under Florida law. Likewise, one of our subsidiaries, First Fortis Life Insurance Company (which entity’s name will be changed subsequent to the offering contemplated by this prospectus), has entered into an agreement with the New York Insurance Department pursuant to which it has agreed not to pay any ordinary dividends to us until fiscal year 2004. See “Regulation—United States—State Regulation—Insurance Regulation Concerning Dividends.” If insurance regulators determine that payment of an ordinary dividend or any other payments by our insurance subsidiaries to us (such as payments under a tax sharing agreement or payments for employee or other services) would be adverse to policyholders or creditors, the regulators may block such payments that would otherwise be permitted without prior approval. No assurance can be given that there will not be further regulatory actions restricting the ability of our insurance subsidiaries to pay dividends. Based on the dividend restrictions under applicable laws and regulations, the maximum amount of dividends that our subsidiaries could pay to us in 2003 without regulatory approval is approximately $290 million, of which approximately $19 million had been paid as of June 30, 2003. We expect that as a result of statutory accounting for our sold businesses, the maximum amount of dividends our subsidiaries will be able to pay to us will be significantly lower in 2004. If the ability of insurance subsidiaries to pay dividends or make other payments to us is materially restricted by regulatory requirements, it could adversely affect our ability to pay any dividends on our common stock and/ or service our debt and pay our other corporate expenses.

Risks Related to Our Industry

      We face significant competitive pressures in our businesses, which may reduce premium rates and prevent us from pricing our products at rates that will allow us to be profitable.

      In each of our lines of business, we compete with other insurance companies or service providers, depending on the line and product, although we have no single competitor who competes against us in all of the business lines in which we operate. Competition in our businesses is based on many factors, including quality of service, product features, price, scope of distribution, scale, financial strength ratings and name recognition. We compete, and will continue to compete, for customers and distributors with many insurance companies and other financial services companies. We compete not only for business and individual customers, employer and other group customers, but also for agents and distribution partners. Some of our competitors may offer a broader array of products than our specific subsidiaries with which they compete in particular markets, may have a greater diversity of distribution resources, may have better brand recognition, may from time to time have more competitive pricing, may have lower cost structures or, with respect to insurers, may have higher financial strength or claims paying ratings. Some may also have greater financial resources with which to compete. As a result of judicial developments and changes enacted by the Office of the Comptroller of the Currency, financial institutions are now able to offer a substitute product similar to credit insurance as part of their basic loan agreement with customers without being subject to insurance regulations. Also, as a result of the Gramm-Leach-Bliley Act, which was enacted in November 1999, financial institutions are now able to affiliate with other insurance companies to offer services similar to our own. This has resulted in new competitors with significant financial resources entering some of our markets. Moreover, some of our competitors may have a lower target for returns on capital allocated to their business than we do, which may lead them to price their products and services lower than we do. In addition, from time to time, companies enter and exit the markets in which we operate, thereby increasing competition at times when there are new entrants. For example, several large insurance companies have recently entered the market for individual health insurance products. We may lose business to competitors offering competitive products at lower prices, or for other reasons, which could materially adversely affect our results of operations and financial condition.

      In certain markets, we compete with organizations that have a substantial market share. In addition, with regard to Assurant Health, organizations with sizable market share or provider-owned plans may be able to obtain favorable financial arrangements from health care providers that are not available to us. Without our own similar arrangements, we may not be able to compete effectively in such markets.

      New competition could also cause the supply of insurance to change, which could affect our ability to price our products at attractive rates and thereby adversely affect our underwriting results. Although there are some impediments facing potential competitors who wish to enter the markets we serve, the entry of new competitors into our markets can occur, affording our customers significant flexibility in moving to other insurance providers.

      The insurance industry is cyclical, which may impact our results.

      The insurance industry is cyclical. The segments of the insurance markets in which we operate tend not to be correlated to each other, with each segment having its own cyclicality. Periods of intense price competition due to excessive underwriting capacity, periods when shortages of underwriting capacity permit more favorable rate levels, consequent fluctuations in underwriting results and the occurrence of other losses characterize the conditions in these markets. Historically, insurers have experienced significant fluctuations in operating results due to volatile and sometimes unpredictable developments, many of which are beyond the direct control of the insurer, including competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. This may cause a decline in revenue at times in the cycle if we choose not to reduce our product prices in order to maintain our market position, because of the adverse effect on profitability of such a price reduction. We can be expected therefore to experience the effects of such cyclicality and changes in customer expectations of appropriate premium levels, the frequency or severity of claims or other loss events or other factors affecting the insurance industry that generally could have a material adverse effect on our results of operations and financial condition.

      The insurance and related businesses in which we operate may be subject to periodic negative publicity, which may negatively impact our financial results.

      The nature of the market for the insurance and related products and services we provide is that we interface with and distribute our products and services ultimately to individual consumers. There may be a perception that these purchasers may be unsophisticated and in need of consumer protection. Accordingly, from time to time, consumer advocate groups or the media may focus attention on our products and services, thereby subjecting our industries to periodic negative publicity. We may also be negatively impacted if another company in one of our industries engages in practices resulting in increased public attention to our businesses. Negative publicity may result in increased regulation and legislative scrutiny of industry practices as well as increased litigation, which may further increase our costs of doing business and adversely affect our profitability by impeding our ability to market our products and services, requiring us to change our products or services or increasing the regulatory burdens under which we operate.

      Our business is subject to risks related to litigation and regulatory actions.

      In addition to the occasional employment-related litigation to which all businesses are subject, we are a defendant in actions arising out of, and are involved in various regulatory investigations and examinations relating to, our insurance and other related business operations. We may from time to time be subject to a variety of legal and regulatory actions relating to our current and past business operations, including, but not limited to:

•	disputes over coverage or claims adjudication;

•	disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements;

•	disputes with our agents, producers or network providers over compensation and termination of contracts and related claims;

•	disputes concerning past premiums charged by companies acquired by us for coverage that may have been based on factors such as race;

•	disputes relating to customers regarding the ratio of premiums to benefits in our various business segments;

•	disputes alleging packaging of credit insurance products with other products provided by financial institutions;

•	disputes relating to certain excess of loss programs in the London market;

•	disputes with taxing authorities regarding our tax liabilities; and

•	disputes relating to certain businesses acquired or disposed of by us.

      In addition, plaintiffs continue to bring new types of legal claims against insurance and related companies. Current and future court decisions and legislative activity may increase our exposure to these types of claims. Multiparty or class action claims may present additional exposure to substantial economic, non-economic or punitive damage awards. The loss of even one of these claims, if it resulted in a significant damage award or a judicial ruling that was otherwise detrimental, could have a material adverse effect on our results of operations and financial condition. This risk of potential liability may make reasonable settlements of claims more difficult to obtain. We cannot determine with any certainty what new theories of recovery may evolve or what their impact may be on our businesses. We believe we have made adequate reserves in our financial statements against all litigation known to us, but we cannot be certain our estimates of probable outcomes of such litigation will prove to be accurate.

      There are various governmental and administrative investigations and proceedings pending against us. For example, an indictment has been issued in Minnesota alleging that one of our subsidiaries and two corporate officers of Assurant Solutions each violated the Minnesota Fair Campaign Practices Act. The outcome of these investigations and proceedings cannot be predicted, and no assurances can be given that such investigations or proceedings or any litigation would not materially adversely affect our results of operations and financial condition. In addition, if we were to experience difficulties with our relationship with a regulatory body in a given jurisdiction, it could have a material adverse effect on our ability to do business in that jurisdiction. See “Business—Legal Proceedings.”

      We are subject to extensive governmental regulation, which increases our costs and could restrict the conduct of our business.

      Our operating subsidiaries are subject to extensive regulation and supervision in the jurisdictions in which they do business. Such regulation is generally designed to protect the interests of policyholders, as opposed to stockholders and other investors. To that end, the laws of the various states establish insurance departments with broad powers with respect to such things as:

•	licensing companies to transact business;

•	authorizing lines of business;

•	mandating capital and surplus requirements;

•	regulating underwriting limitations;

•	imposing dividend limitations;

•	regulating changes in control;

•	licensing agents and distributors of insurance products;

•	placing limitations on the minimum and maximum size of life insurance contracts;

•	restricting companies’ ability to enter and exit markets;

•	admitting statutory assets;

•	mandating certain insurance benefits;

•	restricting companies’ ability to terminate or cancel coverage;

•	requiring companies to provide certain types of coverage;

•	regulating premium rates, including the ability to increase premium rates;

•	approving policy forms;

•	regulating trade and claims practices;

•	imposing privacy requirements;

•	establishing reserve requirements and solvency standards;

•	restricting certain transactions between affiliates;

•	regulating the content of disclosures to debtors in the credit insurance area;

•	regulating the type, amounts and valuation of investments;

•	mandating assessments or other surcharges for guaranty funds;

•	regulating market conduct and sales practices of insurers and agents; and

•	restricting contact with consumers, such as the recently created national “do not call” list, and imposing consumer protection measures.

      Assurant Health is also required by some jurisdictions to provide coverage to persons who would not otherwise be considered eligible by insurers. Each of these jurisdictions dictates the types of insurance and the level of coverage that must be provided to such involuntary risks. Our share of these involuntary risks is mandatory and generally a function of our respective share of the voluntary market by line of insurance in each jurisdiction. Assurant Health is exposed to some risk of losses in connection with mandated participation in such schemes in those jurisdictions in which they are still effective. In addition, HIPAA imposed insurance reform provisions as well as requirements relating to the privacy of individuals. HIPAA requires certain guaranteed issuance and renewability of health insurance coverage for individuals and small groups (generally 50 or fewer employees) and limits exclusions based on pre-existing conditions. Most of the insurance reform provisions of HIPAA became effective for plan years beginning July 1, 1997. See also “Risks Related to Our Industry—Costs of compliance with privacy laws could adversely affect our business and results of operations.”

      If regulatory requirements impede our ability to raise premium rates, utilize new policy forms or terminate, deny or cancel coverage in any of our businesses, our results of operations and financial condition could be materially adversely affected. The capacity for an insurance company’s growth in premiums is in part a function of its statutory surplus. Maintaining appropriate levels of statutory surplus, as measured by statutory accounting practices and procedures, is considered important by insurance regulatory authorities and the private agencies that rate insurers’ claims-paying abilities and financial strength. Failure to maintain certain levels of statutory surplus could result in increased regulatory scrutiny and enforcement, action by regulatory authorities or a downgrade by rating agencies.

      We may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority’s interpretation of the laws and regulations. Also, some regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us. That type of action could materially adversely affect our results of operations and financial condition. See “Regulation.”

      Changes in regulation may reduce our profitability and limit our growth.

      Legislation or other regulatory reform that increases the regulatory requirements imposed on us or that changes the way we are able to do business may significantly harm our business or results of operations in the future. For example, some states have imposed new time limits for the payment of uncontested covered claims and require health care and dental service plans to pay interest on uncontested claims not paid promptly within the required time period. Some states have also granted their insurance regulatory agencies additional authority to impose monetary penalties and other sanctions on health and dental plans engaging in certain “unfair payment practices.” If we were to be unable for any reason to comply with these requirements, it could result in substantial costs to us and may materially adversely affect our results of operations and financial condition.

      Legislative or regulatory changes that could significantly harm us and our subsidiaries include, but are not limited to:

•	legislation that holds insurance companies or managed care companies liable for adverse consequences of medical or dental decisions;

•	limitations on premium levels or the ability to raise premiums on existing policies;

•	increases in minimum capital, reserves and other financial viability requirements;

•	impositions of fines, taxes or other penalties for improper licensing, the failure to “promptly” pay claims, however defined, or other regulatory violations;

•	increased licensing requirements;

•	prohibitions or limitations on provider financial incentives and provider risk-sharing arrangements;

•	imposition of more stringent standards of review of our coverage determinations;

•	new benefit mandates;

•	increased regulation relating to the use of associations and trusts in the sale of individual health insurance;

•	limitations on our ability to build appropriate provider networks and, as a result, manage health care and utilization due to “any willing provider” legislation, which requires us to take any provider willing to accept our reimbursement;

•	limitations on the ability to manage health care and utilization due to direct access laws that allow insureds to seek services directly from specialty medical providers without referral by a primary care provider; and

•	restriction of solicitation of pre-funded funeral insurance consumers by funeral board laws.

      State legislatures regularly enact laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding companies. Further, state insurance regulators regularly reinterpret existing laws and regulations and the National Association of Insurance Commissioners (NAIC) regularly undertakes regulatory projects, all of which can affect our operations. In recent years, the state insurance regulatory framework has come under increased federal scrutiny and some state legislatures have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. Further, the NAIC and state insurance regulators are re-examining existing laws and regulations, specifically focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws.

      Although the U.S. federal government does not directly regulate the insurance business, changes in federal legislation and administrative policies in several areas, including changes in the Gramm-Leach-Bliley Act, financial services regulation and federal taxation, could significantly harm the insurance industry and us. Federal legislation and administrative policies in areas such as employee benefit plan regulation, financial services regulation and federal taxation can reduce our profitability. In addition, state legislatures and the U.S. Congress continue to focus on health care issues. The U.S. Congress is considering Patients’ Bill of Rights legislation, which, if adopted, would permit health plans to be sued in state court for coverage determinations and could fundamentally alter the treatment of coverage decisions under Employee Retirement Income Security Act of 1974, as amended (ERISA). There recently have been legislative attempts to limit ERISA’s preemptive effect on state laws. For example, the U.S. Congress has, from time to time, considered legislation relating to changes in ERISA to permit application of state law remedies, such as consequential and punitive damages, in lawsuits for wrongful denial of benefits, which, if adopted, could increase our liability for damages in future litigation. Additionally, new interpretations of existing laws and the passage of new legislation may harm our ability to sell new policies and increase our claims exposure on policies we issued previously.

      A number of legislative proposals have been made at the federal level over the past several years that could impose added burdens on Assurant Health. These proposals would, among other things, mandate benefits with respect to certain diseases or medical procedures, require plans to offer an independent external review of certain coverage decisions and establish a national health insurance program. Any of these proposals, if implemented, could adversely affect our results of operations or financial condition. Federal changes in Medicare and Medicaid that reduce provider reimbursements could have negative implications for the private sector due to cost shifting. When the government reduces reimbursement rates for Medicare and Medicaid, providers often try to recover shortfalls by raising the prices charged to privately insured customers. State small employer group and individual health insurance market reforms to increase access and affordability could also reduce profitability by precluding us from appropriately pricing for risk in our individual and small employer group health insurance policies.

      In addition, the U.S. Congress and some federal agencies from time to time investigate the current condition of insurance regulation in the United States to determine whether to impose federal regulation or to allow an optional federal incorporation, similar to banks. Bills have been introduced in the U.S. Congress from time to time that would provide for a federal scheme of chartering insurance companies or an optional federal charter for insurance companies. Meanwhile, the federal government has granted charters in years past to insurance-like organizations that are not subject to state insurance regulations, such as risk retention groups. See “Regulation—United States—Federal Regulation—Legislative Developments.” Thus, it is hard to predict the likelihood of a federal chartering scheme and its impact on the industry or on us.

      We cannot predict with certainty the effect any proposed or future legislation, regulations or NAIC initiatives may have on the conduct of our business. In addition, the insurance laws or regulations adopted or amended from time to time may be more restrictive or may result in materially higher costs than current requirements. See “Regulation.”

      Costs of compliance with privacy laws could adversely affect our business and results of operations.

      The privacy of individuals has been the subject of recent state and federal legislation. State privacy laws, particularly those with “opt-in” clauses, can affect the pre-funded funeral insurance business. These laws make it harder to share information for marketing purposes, such as generating new sales leads. Similarly, the recently created “do not call” list would restrict our ability to contact customers and, in Assurant Solutions, has lowered our expectations for growth in our direct-marketed consumer credit insurance products in the United States.

      HIPAA and the implementing regulations that have thus far been adopted impose new obligations for issuers of health and dental insurance coverage and health and dental benefit plan sponsors. HIPAA also establishes new requirements for maintaining the confidentiality and security of individually identifiable health information and new standards for electronic health care transactions. The Department of Health and Human Services promulgated final HIPAA regulations in 2002. The privacy regulations required compliance by April 2003, the electronic transactions regulations by October 2003 and the security regulations by April 2005. As have other entities in the health care industry, we have incurred substantial costs in meeting the requirements of these HIPAA regulations and expect to continue to incur costs to achieve and to maintain compliance. We have been working diligently to comply with these regulations in the time periods required. However, there can be no assurances that we will achieve such compliance with all of the required transactions or that other entities with which we interact will take appropriate action to meet the compliance deadlines. Moreover, as a consequence of these new standards for electronic transactions, we may see an increase in the number of health care transactions that are submitted to us in paper format, which could increase our costs to process medical claims.

      HIPAA is far-reaching and complex and proper interpretation and practice under the law continue to evolve. Consequently, our efforts to measure, monitor and adjust our business practices to comply with HIPAA are ongoing. Failure to comply could result in regulatory fines and civil lawsuits. Knowing and intentional violations of these rules may also result in federal criminal penalties.

      In addition, the Gramm-Leach-Bliley Act requires that we deliver a notice regarding our privacy policy both at the delivery of the insurance policy and annually thereafter. Certain exceptions are allowed for sharing of information under joint marketing agreements. However, certain state laws may require individuals to opt in to information sharing instead of being immediately included. This could significantly increase costs of doing business. Additionally, when final U.S. Treasury Department regulations are promulgated in connection with the USA PATRIOT Act, we will likely have to expend additional resources to tailor our existing anti-fraud efforts to the new rules.

Risks Related to Our Relationship with and Separation from Fortis

      Fortis will continue to have representation on our board of directors and influence our affairs for as long as it remains a significant stockholder.

      After the completion of this offering, Fortis, through Fortis Insurance N.V., its wholly owned subsidiary, will own in excess of      % of the voting power of our outstanding common stock, or      % if the underwriters exercise their over-allotment option in full. As a result, for as long as Fortis continues to own shares of common stock representing more than 50% of the voting power of our outstanding common stock and, in some cases more than one-third of our outstanding common stock, it will be able to determine the outcome of corporate actions requiring stockholder approval. Fortis may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

      Prior to the consummation of this offering, we expect to enter into a shareholders’ agreement with Fortis pursuant to which Fortis will have the right to nominate designees to our board of directors and, subject to limited exceptions, our board of directors will nominate those designees as follows: (i) so long as Fortis owns at least 50% of our outstanding common stock, five designees and (ii) so long as Fortis owns less than 50% but at least 10% of our outstanding common stock, two designees. In addition, the shareholders’ agreement is also expected to provide that as long as Fortis owns at least 50% of our common stock, certain significant corporate actions may only be taken with the approval of a supermajority of our directors, which will require approval of two or more Fortis directors. These actions include:

•	a recapitalization or reorganization;

•	voluntary bankruptcy or liquidation;

•	acquisitions and dispositions in excess of $500 million;

•	issuing debt to the extent all outstanding debt would exceed $1.5 billion; and

•	equity offerings representing more than 10% of our outstanding common stock or that would reduce Fortis’ interest in our Company below 50%.

      In addition, although Fortis has advised us that it intends to divest all of its shares of our common stock over a period of time, Fortis is under no obligation to do so. Subject to the terms of the lock-up agreement, Fortis has the sole discretion to determine the timing of any such divestiture. See “Certain Relationships and Related Transactions,” “Description of Share Capital—Shareholders Agreement” and “—Registration Rights,” “Shares Eligible for Future Sale” and “Underwriting” for additional information on lock-up agreements and related party transactions between our Company and Fortis.

      Because Fortis will control us, conflicts of interest between Fortis and us could be resolved in a manner unfavorable to us.

      Various conflicts of interest between Fortis and us could arise which may be resolved in a manner that is unfavorable to us, including, but not limited to, the following areas:

      Cross-Directorships and Stock Ownership. Service as a director or officer of both our Company and Fortis or ownership interests of directors or officers of our Company in the stock of Fortis could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for the two companies. Our directors who are also directors or officers of Fortis will have obligations to both companies and may have conflicts of interest with respect to matters potentially or actually involving or affecting us. For example, these decisions could relate to:

•	disagreement over the desirability of a potential acquisition or disposition opportunity;

•	corporate finance decisions;

•	employee retention or recruiting; or

•	our dividend policy.

      Allocation of Business Opportunities. There may be business opportunities that are suitable for both Fortis and us. So long as Fortis controls us, it will be able to make decisions regarding the allocation of such opportunities that may be unfavorable to us.

      The loss of the Fortis name in Assurant Health, Assurant Employee Benefits and Assurant PreNeed may affect our profitability.

      In connection with our separation from Fortis, we will change our name and the names of our business units to Assurant, Inc. and other Assurant names and launch a re-branding initiative pursuant to which we will change our brand name and most of the trademarks and trade names under which we conduct our business. The transition to our new name in each of our business segments and subsidiaries will occur rapidly in the case of some products and business segments and over specified periods in the case of other products and business segments. Under the terms of a license from Fortis, we will have only a limited amount of time to continue to use the Fortis name. Assurant Health, Assurant Employee Benefits and Assurant PreNeed have expended substantial resources to establish the Fortis name and reputation in the health, employee benefits and pre-funded funeral insurance marketplace, particularly among brokers and consultants acting as advisors in the health and benefits market and with funeral directors in the pre-funded funeral market. The impact of the change in trademarks and trade names and other changes (including, without limitation, the name change) on our business and operations cannot be fully predicted, and the lack of an established brand image for the Assurant name in the health, benefits and pre-funded funeral insurance marketplace may cause a disruption in sales and persistency and thus affect profitability. Any such disruption could also cause rating agencies to lower our financial strength and other ratings in the future. In addition, the costs of effecting the name change and branding initiative will be substantial and are currently estimated to be approximately $10 million. In certain states we may be required to notify policyholders of our name change and in certain instances new certificates may need to be issued. This might result in increased lapses of our insurance policies.

      Because Fortis operates U.S. branch offices, we are subject to regulation and oversight by the Federal Reserve Board under the U.S. Bank Holding Company Act (BHCA).

      Fortis Bank SA/ NV (Fortis Bank), which is a subsidiary of Fortis, obtained approval in 2002 from state banking authorities and the Federal Reserve Board to establish branch offices in Connecticut and New York. By virtue of the opening of these offices, the U.S. operations of Fortis, including our operations, became subject to the nonbanking prohibitions of Section 4 of the BHCA. In order to continue to operate its U.S. nonbanking operations, including the insurance activities conducted by our subsidiaries, Fortis notified the Federal Reserve Board of its election to be a financial holding company for purposes of the BHCA and the Federal Reserve Board’s implementing regulations in Regulation Y. Pursuant to Fortis’ status as a financial holding company, Fortis and its subsidiaries, including our subsidiaries, are permitted to engage in nonbanking activities in the United States that are “financial in nature” or “incidental to a financial activity” as defined in Section 4(k) of the BHCA and in Regulation Y. In particular, Fortis’ status as a financial holding company permits Fortis to engage in the United States in both banking activities through the U.S. branches of Fortis Bank and insurance activities through our subsidiaries. Activities that are “financial in nature” include, among other things, insuring, guaranteeing or indemnifying against loss, harm, damage, illness, disability or death, or providing and issuing annuities, and acting as principal, agent or broker for purposes of the foregoing.

      Fortis will continue to qualify as a financial holding company so long as Fortis Bank remains “well capitalized” and “well managed” as those terms are defined in Regulation Y. Generally, Fortis Bank will be considered “well capitalized” if it maintains tier 1 and total risk-based capital ratios of at least 6% and 10%, respectively, and will be considered “well managed” if it has received at least a satisfactory composite rating of its U.S. branch operations at its most recent examination. As a general matter, as long as Fortis owns more than 5% of any class of our voting shares, the BHCA does not permit us to engage in nonfinancial activities such as manufacturing, distribution of goods and real estate development. If the Federal Reserve Board were to determine that any of our existing activities were not insurance activities or not otherwise financial in nature or not incidental to such activities, or if Fortis lost and was unable to regain its financial holding company status, we could be required to restructure our operations or divest some of these operations, which could result in increased costs and reduced profitability.

Risks Related to Our Common Stock and This Offering

      Applicable laws and our certificate of incorporation and by-laws may discourage takeovers and business combinations that our stockholders might consider in their best interests.

      State laws and our certificate of incorporation and by-laws may delay, defer, prevent or render more difficult a takeover attempt that our stockholders might consider in their best interests. For instance, they may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

      State laws and our certificate of incorporation and by-laws may also make it difficult for stockholders to replace or remove our directors. These provisions may facilitate directors entrenchment which may delay, defer or prevent a change in our control, which may not be in the best interests of our stockholders.

      The following provisions that will be included in our certificate of incorporation and by-laws have anti-takeover effects and may delay, defer or prevent a takeover attempt that our stockholders might consider in their best interests. In particular, our certificate of incorporation and by-laws will:

•	permit our board of directors to issue one or more series of preferred stock;

•	divide our board of directors into three classes;

•	limit the ability of stockholders to remove directors;

•	except for Fortis, prohibit stockholders from filling vacancies on our board of directors;

•	prohibit stockholders from calling special meetings of stockholders;

•	impose advance notice requirements for stockholder proposals and nominations of directors to be considered at stockholder meetings;

•	require the approval of at least two-thirds of our outstanding common stock to approve mergers and consolidations or the sale of all or substantially all of our assets; and

•	require the approval by the holders of at least two-thirds of our outstanding common stock for the amendment of our by-laws and provisions of our certificate of incorporation governing:

         •      the classified board;

         •      the approval of mergers; and

         •      the liability of directors.

      In addition, Section 203 of the General Corporation Law of the State of Delaware may limit the ability of an “interested stockholder” to engage in business combinations with us. An interested stockholder is defined to include persons owning 15% or more of our outstanding voting stock. See “Description of Share Capital” for additional information on the anti-takeover measures applicable to us.

      Applicable insurance laws may make it difficult to effect a change of control of our Company.

      Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where the domestic insurer is domiciled. Generally, state statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the domestic insurer. However, the State of Florida, in which certain of our insurance subsidiaries are domiciled, defines control as 5% or more. Because a person acquiring 5% or more of shares of our common stock would indirectly control the same percentage of the stock of our Florida subsidiaries, the insurance change of control laws of Florida would apply to such transaction and at 10%, the laws of many other states would likely apply to such a transaction. Prior to granting approval of an application to acquire control of a domestic insurer, a state insurance commissioner will typically consider such factors as the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the applicant’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control.

      We do not currently intend to pay dividends on our Common Stock in the foreseeable future.

      Our board of directors does not currently intend to pay dividends to holders of our Common Stock. It is uncertain when, if ever, we will declare dividends to our stockholders. Our ability to pay dividends is limited by our Class B and Class C Common Stock and our Series B and Series C Preferred Stock, which restrict our ability to pay dividends on our Common Stock if dividends on those shares are not paid. In addition, the terms of certain of our securities prohibit us from paying dividends on our Common Stock if we elect to defer payments on such securities. See “Dividend Policy,” “Description of Share Capital” and “Description of Other Securities.” You should not rely on an investment in our Company if you require dividend income. In the foreseeable future, the only possible return on an investment in us would come from the appreciation of our common stock.

      Our stock and the stocks of other companies in the insurance industry are subject to stock price and trading volume volatility.

      From time to time, the stock price and the number of shares traded of companies in the insurance industry experience periods of significant volatility. Company-specific issues and developments generally in the insurance industry and in the regulatory environment may cause this volatility. Our stock price may fluctuate in response to a number of events and factors, including:

•	quarterly variations in operating results;

•	natural disasters and terrorist attacks;

•	changes in financial estimates and recommendations by securities analysts;

•	operating and stock price performance of other companies that investors may deem comparable;

•	press releases or publicity relating to us or our competitors or relating to trends in our markets;

•	regulatory changes;

•	sales of stock by insiders; and

•	changes in our financial strength ratings.

You may be unable to resell your shares of our common stock at or above the initial public offering price.

      In addition, broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

      There may not be an active trading market for shares of our common stock, which may cause our common stock to trade at a discount and make it difficult to sell the shares you purchase.

      Prior to this offering, there has been no public trading market for shares of our common stock. It is possible that, after this offering, an active trading market will not develop or continue. The initial public offering price per share of our common stock will be determined by agreement among us, Fortis and the representative of the underwriters, and may not be indicative of the price at which the shares of our common stock will trade in the public market after this offering.

      Sales of a substantial number of shares of our common stock following this offering may adversely affect the market price of our common stock and the issuance of additional shares will dilute all other stockholdings.

      Sales of a substantial number of shares of our common stock in the public market or otherwise following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock. After completion of this offering, Fortis, through Fortis Insurance N.V., will own            shares of our common stock, assuming there is no exercise of the underwriters’ over-allotment option, and has advised us that it intends to divest all of its shares of our common stock over a period of time, subject to the lock-up agreement referred to below. In addition, concurrently with the offering contemplated by this prospectus, we will grant Fortis Insurance N.V. and its affiliates certain demand and piggyback registration rights with respect to all of the shares of our common stock owned by them. Pursuant to this agreement, after completion of this offering and subject to the lock-up agreement, Fortis will have the right to require us to register its shares of our common stock under the Securities Act of 1933, as amended (Securities Act) for sale into the public markets.

      After completion of this offering, there will be            shares of our common stock outstanding. Of our outstanding shares, the shares of common stock sold in this offering will be freely tradable in the public market, except for any shares sold to our “affiliates,” as that term is defined in Rule 144 under the Securities Act, and any other shares purchased through the directed share program, which will also be subject to 180-day lock-up agreements and certain National Association of Securities Dealers (NASD) restrictions. In addition, our certificate of incorporation permits the issuance of up to 80 million shares of common stock. After this offering, we will have an aggregate of            shares of our common stock authorized but unissued. Thus, we have the ability to issue substantial amounts of common stock in the future, which would dilute the percentage ownership held by the investors who purchase our shares in this offering. See “Shares Eligible for Future Sale” for further information regarding circumstances under which additional shares of our common stock may be sold.

      We, each of our directors and executive officers, Fortis N.V., Fortis SA/ NV and Fortis Insurance N.V. have agreed, with limited exceptions, that we and they will not, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, directly or indirectly, offer to sell, sell or otherwise dispose of any of shares of our common stock or file a registration statement with the Securities and Exchange Commission (SEC) relating to the offering of any shares of our common stock.

      Subject to the exercise of any future issued and outstanding options, if any, shares registered under a registration statement on Form S-8 to be filed by us will be available for sale into the public markets after the expiration of the lock-up agreements.

FORWARD-LOOKING STATEMENTS

      Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

      If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, financial condition, growth strategy and liquidity. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder. The selling stockholder will receive all net proceeds from the sale of the shares of our common stock in this offering.

DIVIDEND POLICY

      Our board of directors does not currently intend to pay dividends to holders of our Common Stock. Any determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our subsidiaries’ payment of dividends and/or other statutorily permissible payments to us, our results of operations and cash flows, our financial position and capital requirements, general business conditions, any legal, tax, regulatory and contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant.

      We are a holding company and, therefore, our ability to pay dividends, service our debt and meet our other obligations depends primarily on the ability of our insurance subsidiaries to pay dividends and make other statutorily permissible payments to us. Our insurance subsidiaries are subject to significant regulatory and contractual restrictions limiting their ability to declare and pay dividends. See “Risk Factors—Risks Relating to Our Company—The inability of our subsidiaries to pay dividends to us in sufficient amounts could harm our ability to meet our obligations and pay future stockholder dividends” and “Risk Factors — Risks Related to Our Common Stock and This Offering — We do not currently intend to pay dividends on our Common Stock in the foreseeable future.” For the calendar year 2003, the maximum amount of dividends that our subsidiaries could pay to us under applicable laws and regulations without prior regulatory approval is approximately $290 million, of which approximately $19 million had been paid as of June 30, 2003. We expect that as a result of statutory accounting for our businesses sold, the maximum amount of dividends our subsidiaries will be able to pay to us will be significantly lower in 2004. In addition, we have entered into an agreement with the Florida Insurance Department pursuant to which two of our subsidiaries, American Bankers Insurance Company and American Bankers Life Assurance Company, have agreed to limit the amount of ordinary dividends they would pay to us to an amount no greater than 50% of the amount otherwise permitted under Florida law. This agreement expires in August 2004. One of our subsidiaries, First Fortis Life Insurance Company, has also entered into an agreement with the New York Insurance Department pursuant to which First Fortis Life Insurance Company has agreed not to pay any ordinary dividends to us until fiscal year 2004. For more information regarding restrictions on the payment of dividends by us and our insurance subsidiaries, including pursuant to the terms of our Series B and Series C Preferred Stock, our Class B and Class C Common Stock and certain of our other securities, see “Regulation— United States— State Regulation— Insurance Regulation Concerning Dividends” and “—Statutory Accounting Practices (SAP),” “Description of Share Capital” and “Description of Other Securities.”

      On May 27, 2003, we paid the holders of our Class A Common Stock a cash dividend in the aggregate amount of $139 million. Our Class A Common Stock will become Common Stock of Assurant, Inc. in connection with the closing of this offering. We also paid dividends on our Class A Common Stock totaling $67 million in 2001.

      On September 2, 2003 and March 3, 2003, we paid the holders of our Class B Common Stock cash dividends totaling $5.6 million on each such date. We also paid dividends on our Class B Common Stock totaling $11 million in each of 2002 and 2001. On September 2, 2003 and March 3, 2003, we paid the holders of our Class C Common Stock cash dividends totaling $15.4 million and $15.3 million, respectively. We also paid dividends on our Class C Common Stock totaling $31 million in each of 2002 and 2001.

CORPORATE STRUCTURE AND REORGANIZATION

      Assurant, Inc. is a Delaware corporation and is currently a wholly owned subsidiary of Fortis, Inc. Assurant, Inc. has had no operations and nominal financial activity and will be used solely for the purpose of the reincorporation of Fortis, Inc., which is organized as a Nevada corporation and of which 100% of the outstanding common stock is currently indirectly owned by Fortis N.V. and Fortis SA/NV. Prior to the closing of this offering, we will effectuate a merger of Fortis, Inc. with and into Assurant, Inc. for the purpose of reincorporating Fortis, Inc. in Delaware. As a result of the reorganization, Assurant, Inc. will be domiciled in Delaware and will be the successor to the business, operations and obligations of Fortis, Inc. In connection with the reorganization, our Company will use the name Assurant, Inc. The ongoing operations of Assurant, Inc. will effectively be comprised of the existing operations of Fortis, Inc. and its subsidiaries. Our Class A Common Stock will become Common Stock of Assurant, Inc. in connection with the merger.

      In connection with our separation from Fortis, we will change our name and the names of our business segments and operating subsidiaries to include the name “Assurant,” and we will cease using the Fortis name after a transition period. Under the terms of a license from Fortis, we will have only a limited amount of time to continue to use the Fortis name. We will launch a re-branding initiative pursuant to which we will change our brand name and most of our trademarks and trade names under which we conduct our business.

CAPITALIZATION

      The following table sets forth our consolidated capitalization as of June 30, 2003. We will not receive any proceeds from the sale of shares in this offering by the selling stockholder.

      You should read this table in conjunction with “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes that are included elsewhere in this prospectus. See also “Certain Relationships and Related Transactions,” “Description of Share Capital” and “Description of Other Securities.”

As of June 30, 2003

(unaudited)
(in thousands,
except share numbers)
Debt Outstanding:
Long-term senior debt	$—
Mandatorily redeemable preferred securities of subsidiary trusts(1)(2):
2000 trust capital securities	550,000
1999 trust capital securities	699,850
1997 capital securities	196,224

Total mandatorily redeemable preferred securities of subsidiary trusts	1,446,074

Mandatorily redeemable preferred stock, par value $1.00 per share(1) (20,000,000 shares authorized; 19,160 shares of Series B Preferred Stock and 5,000 shares of Series C Preferred Stock issued and outstanding)	24,160

Stockholders’ Equity:
Common stock, par value $.10 per share (80,000,000 shares of common stock authorized):
Class A (7,750,000 shares issued and outstanding)(3)	775
Class B (150,001 shares issued and outstanding)	15
Class C (400,001 shares issued and outstanding)	40
Additional paid-in capital	2,064,025
Retained earnings	248,456
Accumulated other comprehensive income	465,579

Total stockholders’ equity	2,778,890

Total Capitalization	$4,249,124

(1)	These securities will be reclassified as debt upon adoption by the Company in the third quarter of 2003 of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.

(2)	The proceeds from the sale of preferred securities by each of the subsidiary trusts were used by the applicable trusts to purchase our subordinated debentures, which are eliminated upon consolidation. See “Description of Other Securities.”

(3)	Our Class A Common Stock will become Common Stock, par value $.01 per share, of Assurant, Inc. in connection with the merger.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The following table sets forth our selected historical consolidated financial information for the periods ended and as of the dates indicated. Assurant, Inc. is a Delaware corporation and is currently a wholly owned subsidiary of Fortis, Inc. Assurant, Inc. has had no operations and nominal financial activity and will be used solely for the purpose of the reincorporation of Fortis, Inc., which is organized as a Nevada corporation and of which 100% of the outstanding common stock is currently indirectly owned by Fortis N.V. and Fortis SA/NV. Prior to the closing of this offering, we will effectuate a merger of Fortis, Inc. with and into Assurant, Inc. for the purpose of reincorporating Fortis, Inc. in Delaware. As a result of the reorganization, Assurant, Inc. will be domiciled in Delaware and will be the successor to the business, operations and obligations of Fortis, Inc. In connection with the reorganization, our Company will use the name Assurant, Inc. The ongoing operations of Assurant, Inc. will effectively be comprised of the existing operations of Fortis, Inc. and its subsidiaries.

      The selected consolidated statement of operations data for each of the five years ended December 31, 2002 and the selected consolidated balance sheet data as of December 31, 2002, 2001, 2000, 1999 and 1998 are derived from the audited consolidated financial statements of Fortis, Inc. and its subsidiaries, which have been prepared in accordance with GAAP. The audited consolidated financial statements of Fortis, Inc. and its subsidiaries for the three years in the period ended December 31, 2002 and as of December 31, 2002 and 2001 have been included elsewhere in this prospectus. The selected consolidated statement of operations data for the six months ended June 30, 2003 and the selected consolidated balance sheet data as of June 30, 2003 are derived from the unaudited interim financial statements of Fortis, Inc. and its subsidiaries included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited consolidated financial statements of Fortis, Inc. and in our opinion, include all adjustments consisting only of normal recurring adjustments, that we consider necessary for a fair statement of our results of operations and financial condition for these periods and as of such dates. These historical results are not necessarily indicative of expected results for any future period. The results for the six months ended June 30, 2003 are not necessarily indicative of results to be expected for the full year. You should read the following selected consolidated financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	For the
	Six Months Ended
	June 30,		For the Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in thousands, except share amounts and per share data)

Selected Consolidated Statement of Operations Data:
Revenues
Net earned premiums and other considerations	$2,987,029	$2,787,519	$5,681,596	$5,242,185	$5,144,375	$4,508,795	$3,056,550
Net investment income	305,885	310,539	631,828	711,782	690,732	590,487	491,947
Net realized gains (losses) on investments	7,474	(49,204)	(118,372)	(119,016)	(44,977)	13,616	88,185
Amortization of deferred gain on disposal of businesses	34,873	40,030	79,801	68,296	10,284	—	—
Gain on disposal of businesses	—	10,672	10,672	61,688	11,994	—	—
Fees and other income	119,881	125,435	246,675	221,939	399,571	357,878	307,780

Total revenues	3,455,142	3,224,991	6,532,200	6,186,874	6,211,979	5,470,776	3,944,462
Benefits, losses and expenses
Policyholder benefits	1,774,243	1,678,871	3,429,145	3,238,925	3,208,054	3,061,488	2,223,113
Amortization of deferred acquisition costs and value of businesses acquired	580,240	443,221	876,185	875,703	766,904	494,000	213,817
Underwriting, general and administrative expenses	794,120	842,390	1,738,077	1,620,931	1,801,196	1,649,811	1,270,854
Amortization of goodwill	—	—	—	113,300	106,773	57,717	12,836
Interest expense	—	—	—	14,001	24,726	39,893	33,831
Distributions on preferred securities of subsidiary trusts	58,566	58,716	118,396	118,370	110,142	53,824	16,713

Total benefits, losses and expenses	3,207,169	3,023,198	6,161,803	5,981,230	6,017,795	5,356,733	3,771,164
Income before income taxes	247,973	201,793	370,397	205,644	194,184	114,043	173,298
Income taxes	84,086	60,126	110,657	107,591	104,500	57,657	63,939

Net income before cumulative effect of change in accounting principle	$163,887	$141,667	$259,740	$98,053	$89,684	$56,386	$109,359
Cumulative effect of change in accounting principle	—	(1,260,939)	(1,260,939)	—	—	—	—
Effect of discontinued operations	—	—	—	—	—	—	(13,979)

Net income (loss)	$163,887	$(1,119,272)	$(1,001,199)	$98,053	$89,684	$56,386	$95,380

Per Share Data:
Net income (loss) per share	$19.75	$(134.85)	$(120.63)	$11.81	$10.93	$9.17	$19.08
Weighted average of basic and diluted shares of common stock outstanding	8,300,002	8,300,002	8,300,002	8,300,002	8,208,335	6,145,883	5,000,000
Dividends per share:
Class A Common Stock(1)	$17.98	$—	$—	$8.65	$—	$—	$—
Class B Common Stock(2)	37.15	36.52	74.69	75.44	37.66	—	—
Class C Common Stock(3)	38.13	37.50	76.68	77.45	38.65	—	—

	As of	As of December 31,
	June 30,
	2003	2002	2001	2000	1999	1998

	(in thousands, except share amounts and per share data)

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents and investments	$11,138,227	$10,578,415	$10,159,809	$10,750,554	$10,110,136	$8,027,307
Total assets	22,738,162	22,218,009	24,449,877	24,115,139	22,216,730	14,577,790
Policy liabilities(4)	12,632,311	12,388,623	12,064,643	11,534,891	10,336,265	7,316,949
Debt	—	—	—	238,983	1,007,243	650,000
Mandatorily redeemable preferred securities of subsidiary trusts(5)	1,446,074	1,446,074	1,446,074	1,449,738	899,850	200,000
Mandatorily redeemable preferred stock	24,160	24,660	25,160	25,160	22,160	32,160
Total stockholders’ equity	2,778,890	2,555,059	3,452,405	3,367,713	3,164,297	1,765,568
Per Share Data:
Total stockholders’ equity per share(6)	$334.81	$307.84	$415.95	$410.28	$514.86	$353.11

(1)	For each of the periods (other than the year ended December 31, 1998) and dates (other than December 31, 1998) presented, 7,750,000 shares of our Class A Common Stock were issued and outstanding; these shares are held by Fortis Insurance N.V., Fortis (US) Funding Partners I LP and Fortis (US) Funding Partners II LP. For the year ended December 31, 1998 and as of December 31, 1998, 5,000,000 shares of our Class A Common Stock were issued and outstanding. See “Description of Share Capital — Class B and Class C Common Stock.” Our existing Class A Common Stock will become Common Stock of Assurant, Inc. in connection with the merger of Fortis, Inc. with and into Assurant, Inc.
(2)	For each of the periods (other than the years ended December 31, 1999 and December 31, 1998) and dates (other than December 31, 1999 and December 31, 1998) presented, 150,001 shares of our Class B Common Stock were issued and outstanding; these shares are held by Fortis (US) Funding Partners I LP. No shares of our Class B Common Stock were issued and outstanding for the years ended December 31, 1999 and December 31, 1998 or as of December 31, 1999 and December 31, 1998. See “Description of Share Capital — Class B and Class C Common Stock.”
(3)	For each of the periods (other than the years ended December 31, 1999 and December 31, 1998) and dates (other than December 31, 1999 and December 31, 1998) presented, 400,001 shares of our Class C Common Stock were issued and outstanding; these shares are held by Fortis (US) Funding Partners II LP. No shares of our Class C Common Stock were issued and outstanding for the years ended December 31, 1999 and December 31, 1998 or as of December 31, 1999 and December 31, 1998.
(4)	Policy liabilities include future policy benefits and expenses, unearned premiums and claims and benefits payable.
(5)	The proceeds from the sale of each of these securities were used by the applicable subsidiary trusts to purchase our subordinated debentures, which are eliminated upon consolidation. See “Description of Other Securities.”
(6)	Based on total stockholders’ equity divided by basic shares issued and outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” for more information. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the headings “Risk Factors” and “Forward-Looking Statements.”

General

      We pursue a differentiated strategy of building leading positions in specialized market segments for insurance products and related services in North America and selected other markets. We provide creditor-placed homeowners insurance, manufactured housing homeowners insurance, debt protection administration, credit insurance, warranties and extended service contracts, individual health and small employer group health insurance, group dental insurance, group disability insurance, group life insurance and pre-funded funeral insurance. The markets we target are generally complex, have a relatively limited number of competitors and, we believe, offer attractive profit opportunities.

      We report our results through five segments: Assurant Solutions, Assurant Health, Assurant Employee Benefits, Assurant PreNeed and Corporate and Other. The Corporate and Other segment includes activities of the holding company, financing expenses, realized gains (losses) on investments and interest income not allocated to other segments. The Corporate and Other segment also includes (i) the results of operations of FFG, a business we sold on April 2, 2001, and (ii) long-term care (LTC), a business we sold on March 1, 2000, for the periods prior to their disposition, and amortization of deferred gains associated with the portions of the sales of FFG and LTC sold through reinsurance agreements as described below.

Critical Factors Affecting Results

      Our profitability depends on the adequacy of our product pricing, underwriting and the accuracy of our methodology for the establishment of reserves for future policyholder benefits and claims, returns on invested assets and our ability to manage our expenses. As such, factors affecting these items may have a material adverse effect on our results of operations or financial condition.

Revenues

      We derive our revenues primarily from the sale of our insurance policies and, to a lesser extent, fee income by providing administrative services to certain clients. Sales of insurance policies are recognized in revenue as earned premiums while sales of administrative services are recognized as fee income. In late 2000, the majority of our credit insurance clients began a transition from the purchase of our credit insurance products from which we earned premium revenue to debt protection administration programs, from which we earn fee income.

      Our premium and fee income is supplemented by income earned from our investment portfolio. We recognize revenue from interest payments, dividends and sales of investments. Our investment portfolio is currently primarily invested in fixed maturity securities. Both investment income and realized capital gains on these investments can be significantly impacted by changes in interest rates.

      Interest rate volatility can reduce unrealized gains or create unrealized losses in our portfolios. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Fluctuations in interest rates affect our returns on, and the market value of, fixed maturity and short-term investments.

      The fair market value of the fixed maturity securities in our portfolio and the investment income from these securities fluctuate depending on general economic and market conditions. The fair market value generally increases or decreases in an inverse relationship with fluctuations in interest rates, while net investment income realized by us from future investments in fixed maturity securities will generally increase or decrease with interest rates. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities, commercial mortgage obligations and bonds in our investment portfolio are more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates, and we may be required to reinvest those funds in lower interest-bearing investments.

      In addition, Assurant PreNeed generally writes whole life insurance policies with increasing death benefits and obtains much of its profits through interest rate spreads. Interest rate spreads refer to the difference between the death benefit growth rates on pre-funded funeral insurance policies and the investment returns generated on the assets we hold related to those policies. As of June 30, 2003, approximately 70% of Assurant PreNeed’s in force insurance policy reserves related to policies that provide for death benefit growth, some of which provide for minimum death benefit growth pegged to changes in the Consumer Price Index. In extended periods of declining interest rates or high inflation, there may be compression in the spread between Assurant PreNeed’s death benefit growth rates and its investment earnings. As a result, declining interest rates or high inflation rates may have a material adverse effect on our results of operations and our overall financial condition.

Expenses

      Our expenses primarily consist of policyholder benefits, underwriting, general and administrative expenses, and distributions on preferred securities of subsidiary trusts.

      Selling, underwriting and general expenses consist primarily of commissions, premium taxes, licenses, fees, amortization of deferred acquisition costs (DAC) and value of businesses acquired (VOBA) and general operating expenses. For a description of DAC and VOBA, see Notes 2, 17 and 18 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

      Our profitability depends in large part on accurately predicting benefits, claims and other costs, including medical and dental costs. It also depends on our ability to manage future benefit and other costs through product design, underwriting criteria, utilization review or claims management and, in health and dental insurance, negotiation of favorable provider contracts. Changes in the composition of the kinds of work available in the economy, market conditions and numerous other factors may also materially adversely affect our ability to manage claim costs. As a result of one or more of these factors or other factors, claims could substantially exceed our expectations, which could have a material adverse effect on our business, results of operations and financial condition.

Regulation

      Legislation or other regulatory reform that increases the regulatory requirements imposed on us or that changes the way we are able to do business may significantly harm our business or results of operations in the future. For example, some states have imposed new time limits for the payment of uncontested covered claims and require health care and dental service plans to pay interest on uncontested claims not paid promptly within the required time period. Some states have also granted their insurance regulatory agencies additional authority to impose monetary penalties and other sanctions on health and dental plans engaging in certain “unfair payment practices.” If we were to be unable for any reason to comply with these requirements, it could result in substantial costs to us and may materially adversely affect our results of operations and financial condition.

      For other factors affecting our results of operations or financial condition, see “Risk Factors.”

Acquisitions and Dispositions of Businesses

      Our results of operations were affected by the following transactions:

      On October 10, 2002, we sold the Peer Review and Analysis division (PRA) of CORE, Inc. (CORE) to MCMC, LLC, an independent provider of medical analysis services. No gain or loss was recognized on the sale of PRA.

      On June 28, 2002, we sold our 50% ownership in Neighborhood Health Partnership (NHP) to NHP Holding LLC. We recorded a pre-tax gain on sale of $11 million, which was included in the Corporate and Other segment.

      On December 31, 2001, we acquired Protective Life Corporation’s Dental Benefits Division (DBD), including the acquisition through reinsurance of Protective’s indemnity dental, life and disability business and its prepaid dental subsidiaries. Total revenues of $305 million and income after tax of $15 million were generated by the DBD operations for the year ended December 31, 2002. DBD is included in the Assurant Employee Benefits segment.

      On July 12, 2001, we acquired CORE, a national provider of employee absence management services. Total revenues of $31 million and income after tax of $0.7 million were generated by the CORE operations from July 12, 2001 through December 31, 2001, as compared to total revenues of $66 million and income after tax of $3 million in 2002. CORE is included in the Assurant Employee Benefits segment.

      On April 2, 2001, we sold our FFG business to The Hartford primarily through a reinsurance arrangement. Total revenues of $146 million and income after tax of $8 million were generated by the FFG operations for the three months ended March 31, 2001, compared to total revenues of $679 million and income after tax of $75 million during 2000. FFG included certain individual life insurance policies, annuities and mutual fund operations. The sale of the mutual fund operations resulted in $62 million of pre-tax gains. The sale via reinsurance of the individual life insurance policies and annuities resulted in $558 million of pre-tax gains, which were deferred upon closing and are being amortized over the remaining life of the contracts. All activities related to FFG are included in the Corporate and Other segment. See “— Critical Accounting Policies.”

      Prior to April 2, 2001, FFG had issued variable insurance products that are required to be registered as securities under the Securities Act. These registered insurance contracts, which are no longer being sold, have been 100% reinsured with The Hartford through modified coinsurance agreements. The Hartford administers this closed block of business pursuant to a third party administration agreement. Since this block of business was sold through modified coinsurance agreements, separate account assets and separate account liabilities associated with these products continue to be reflected in our financial statements. See the line items entitled “Assets held in separate accounts” and “Liabilities related to separate accounts” in our consolidated balance sheets. The liabilities created by these variable insurance policies are tied to the performance of underlying investments held in separate accounts of the insurance company that originally issued such policies. While we own the separate account assets, the laws governing separate accounts provide that the income, gains and losses from assets in the separate account are credited to or charged against the separate account without regard to other income, gains or losses of the insurer. Further, the laws provide that the separate account will not be charged with liabilities arising out of any other business the insurer may conduct. The result of this structure is that the assets held in the separate account correspond to and are equal to the liabilities created by the variable insurance contracts. At June 30, 2003, we had separate account assets and liabilities of $3,531 million compared to $4,809 million on April 2, 2001, the date of the FFG sale.

      On October 1, 2000, we acquired American Memorial Life Insurance Company (AMLIC), a provider of pre-funded funeral insurance products, from SCI. Total revenues of $76 million and income after tax of $6 million were generated by AMLIC from October 1, 2000 through December 31, 2000, as compared to total revenues of $343 million and income after tax of $26 million in 2001. AMLIC is included in the Assurant PreNeed segment.

      On May 11, 2000, we sold Associated California State Insurance Agencies, Inc. and Ardiel Insurance Services, Inc. (together, ACSIA), our wholly owned subsidiaries, to Conseco Corporation. ACSIA is a distributor of long-term care insurance. We recorded $12 million of pre-tax gains on the sale. Total revenues of $7 million and a loss after tax of $1 million were generated by ACSIA from January 1, 2000 through May 11, 2000. All activities related to ACSIA are included in the Corporate and Other segment.

      On March 1, 2000, we sold our LTC insurance business to John Hancock. The business was sold via a 100% coinsurance agreement whereby we ceded to John Hancock substantially all assets and liabilities related to our LTC business. The transaction resulted in an after-tax deferred gain of approximately $34 million, which is being amortized over the remaining lives of the related contracts. Total revenues of $26 million and income after tax of $0 were generated by our LTC business from January 1, 2000 through March 1, 2000. All activities related to LTC are included in the Corporate and Other segment. See “— Critical Factors Affecting Results — Acquisitions and Dispositions of Businesses.”

      Comparing our results from period to period requires taking into account these acquisitions and dispositions. For a more detailed description of these acquisitions and dispositions, see Notes 3 and 4 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Critical Accounting Policies

      There are certain accounting policies that we consider to be critical due to the amount of judgment and uncertainty inherent in the application of those policies. In calculating financial statement estimates, the use of different assumptions could produce materially different estimates. In addition, if factors such as those described above or in “Risk Factors” cause actual events to differ from the assumptions used in applying the accounting policies and calculating financial estimates, there could be a material adverse effect on our results of operations, financial condition and liquidity.

      We believe the following critical accounting policies require significant estimates which, if such estimates are not materially correct, could affect the preparation of our consolidated financial statements.

Premiums

Short Duration Contracts

      Our short duration contracts are those on which we recognize revenue on a pro rata basis over the contract term. Our short duration contracts primarily include group term life, group disability, medical and dental, property, credit insurance, warranties and extended service contracts.

Long Duration Contracts

      Currently, our long duration contracts being sold are pre-funded life insurance and annuities. Revenue is recognized on the life insurance contracts when due over the premium paying period. For annuity contracts, revenues consist of charges assessed against policy balances.

      For universal life insurance and annuity contracts, no longer offered, revenues also consist of charges assessed against policy balances.

      For the FFG and LTC businesses previously sold, all revenue is ceded to The Hartford and John Hancock, respectively.

Reinsurance Assumed

      Reinsurance premiums assumed are estimated based on information received from ceding companies and any subsequent differences arising on such estimates are recorded in the period in which they are determined.

Fee Income

      We derive income from fees received from providing administration services. Fee income is earned when services are performed.

Reserves

      Reserves are established according to generally accepted actuarial principles and are based on a number of factors. These factors include experience derived from historical claim payments and actuarial assumptions to arrive at loss development factors. Such assumptions and other factors include trends, the incidence of incurred claims, the extent to which all claims have been reported and internal claims processing charges. The process used in computing reserves cannot be exact, particularly for liability coverages, since actual claim costs are dependent upon such complex factors as inflation, changes in doctrines of legal liability and damage awards. The methods of making such estimates and establishing the related liabilities are periodically reviewed and updated.

      Reserves, whether calculated under GAAP or statutory accounting principles, do not represent an exact calculation of exposure, but instead represent our best estimates, generally involving actuarial projections at a given time, of what we expect the ultimate settlement and administration of a claim or group of claims will cost based on our assessment of facts and circumstances then known. The adequacy of reserves will be impacted by future trends in claims severity, frequency, judicial theories of liability and other factors. These variables are affected by both external and internal events, such as changes in the economic cycle, changes in the social perception of the value of work, emerging medical perceptions regarding physiological or psychological causes of disability, emerging health issues and new methods of treatment or accommodation, inflation, judicial trends, legislative changes and claims handling procedures. Many of these items are not directly quantifiable, particularly on a prospective basis. Reserve estimates are refined as experience develops. Adjustments to reserves, both positive and negative, are reflected in the statement of operations of the period in which such estimates are updated. Because establishment of reserves is an inherently uncertain process involving estimates of future losses, there can be no certainty that ultimate losses will not exceed existing claims reserves. Future loss development could require reserves to be increased, which could have a material adverse effect on our earnings in the periods in which such increases are made.

Short Duration Contracts

      For short duration contracts, claims and benefits payable reserves are recorded when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The claims and benefits payable reserves include (1) case base reserves for known but unpaid claims as of the balance sheet date; (2) incurred but not reported (IBNR) reserves for claims where the insured event has occurred but has not been reported to us as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims.

      For group disability, the case base reserves and the IBNR are recorded at an amount equal to the net present value of the expected claims future payments. Group long-term disability reserves are discounted to the valuation date at the valuation interest rate. The valuation interest rate is determined by taking into consideration actual and expected earned rates on our asset portfolio, with adjustments for investment expenses and provisions for adverse deviation.

      Unearned premium reserves are maintained for the portion of the premiums on short duration contracts that is related to the unexpired period of the policy.

      We have exposure to asbestos, environmental and other general liability claims arising from our participation in various reinsurance pools from 1971 through 1983. This exposure arose from a short duration contract that we discontinued writing many years ago. We carried case reserves for these liabilities as recommended by the various pool managers and bulk reserves for IBNR of $40 million (before reinsurance) and $39 million (after reinsurance) in the aggregate at December 31, 2002. It is not possible to make a reasonable actuarial estimate of the ultimate liabilities due to the general lack of sufficiently detailed data, reporting delays, and absence of a generally accepted actuarial methodology for those exposures. There are significant unresolved industry legal issues, including such items as whether coverage exists and what constitutes an occurrence. In addition, the determination of ultimate damages and the final allocation of losses to financially responsible parties are highly uncertain. Accordingly, any estimation of these liabilities is subject to greater than normal variation and uncertainty.

Long Duration Contracts

      Future policy benefits and expense reserves on LTC, life insurance policies and annuity contracts that are no longer offered, individual medical and the traditional life insurance contracts within FFG are recorded at the present value of future benefits to be paid to policyholders and related expenses less the present value of the future net premiums. These amounts are estimated and include assumptions as to the expected investment yield, inflation, mortality, morbidity and withdrawal rates as well as other assumptions that are based on our experience. These assumptions reflect anticipated trends and include provisions for possible unfavorable deviations.

      Future policy benefits and expense reserves for pre-funded funeral annuities, universal life insurance policies and annuity contracts that are no longer offered, and the variable life insurance and annuity contracts in FFG consist of policy account balances before applicable surrender charges and certain deferred policy initiation fees that are being recognized in income over the terms of the policies. Policy benefits charged to expense during the period include amounts paid in excess of policy account balances and interest credited to policy account balances.

      The benefit liability for pre-funded funeral life insurance contracts includes the amount of gross premium that is received in excess of the net premium and accounted for as unearned premium revenue.

      See “— Reserves” below.

Deferred Acquisition Costs (DAC)

      The costs of acquiring new business that vary with and are primarily related to the production of new business have been deferred to the extent that such costs are deemed recoverable from future premiums or gross profits. Acquisition costs primarily consist of commissions, policy issuance expenses, premium tax and certain direct marketing expenses.

      A premium deficiency is recognized immediately by a charge to the statement of operations as a reduction of DAC to the extent that future policy premiums, including anticipation of interest income, are not adequate to recover all DAC and related claims, benefits and expenses.

Short Duration Contracts

      DAC relating to property contracts, warranty and extended service contracts and single premium credit insurance contracts are amortized over the term of the contracts in relation to premiums earned.

      Acquisition costs relating to monthly pay credit insurance business consist mainly of direct marketing costs and are deferred and amortized over the estimated average terms of the underlying contracts.

      Acquisition costs on small group medical, group term life and group disability consist primarily of commissions to agents and brokers, which are level, and compensation to representatives, which is spread out and is not front-end loaded. These costs do not vary with the production of new business. As a result, these costs are not deferred but rather are recorded in the statement of operations in the period in which they are incurred.

Long Duration Contracts

      Acquisition costs for pre-funded funeral life insurance policies and life insurance policies no longer offered are deferred and amortized in proportion to anticipated premiums over the premium-paying period.

      For pre-funded funeral annuity contracts and universal life insurance policies and annuity contracts that are no longer offered, DAC is amortized in proportion to the present value of estimated gross margins or profits from investment, mortality, expense margins and surrender charges over the estimated life of the policy or contract. The assumptions used for the estimates are consistent with those used in computing the policy or contract liabilities.

      Acquisition costs relating to individual medical contracts are deferred and amortized over the estimated average terms of the underlying contracts.

      Acquisition costs on the FFG and LTC disposed businesses were written off when the businesses were sold.

Investments

      We regularly monitor our investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued and that any impairments are charged against earnings in the proper period. Our methodology to identify potential impairments requires professional judgment.

      Pursuant to our impairment process, each month the portfolio holdings are screened for securities whose market price is equal to 85% or less of their original purchase price. Management then makes their assessment as to which of these securities are other than temporarily impaired. Assessment factors include, but are not limited to, the financial condition and rating of the issuer, any collateral held and the length of time the market value of the security has been below cost. Each month the watchlist is discussed at a meeting attended by members of our investment, accounting and finance departments. Each quarter any security whose price decrease is deemed to have been other than temporarily impaired is written down to its then current market level, with the amount of the writedown reflected in our statement of operations for that quarter. Previously impaired issues are also monitored monthly, with additional writedowns taken quarterly if necessary.

      Inherently, there are risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional writedowns in future periods for impairments that are deemed to be other than temporary. See also “Investments” in Note 2 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Reinsurance

      Reinsurance recoverables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policyholder benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies. Amounts recoverable from reinsurers are estimated in a manner consistent with claim and claim adjustment expense reserves or future policy benefits reserves and are reported in our consolidated balance sheets. The cost of reinsurance related to long duration contracts is accounted for over the life of the underlying reinsured policies. The ceding of insurance does not discharge our primary liability to our insureds. An estimated allowance for doubtful accounts is recorded on the basis of periodic evaluations of balances due from reinsurers, reinsurer solvency, management’s experience and current economic conditions.

Other Accounting Policies

      For a description of other accounting policies applicable to the periods covered by this prospectus, see Note 2 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

New Accounting Standard

      On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142). As of our adoption of FAS 142, we ceased amortizing goodwill. In addition, we were required to subject our goodwill to an initial impairment test. As a result of FAS 142, we are required to conduct impairment testing on an annual basis and between annual tests if an event occurs or circumstances change indicating a possible goodwill impairment. In the absence of an impairment event, our net income will be higher as a result of not having to amortize goodwill.

      As a result of this initial impairment test, we recognized a non-cash goodwill impairment charge of $1,261 million. The impairment charge was recorded as a cumulative effect of a change in accounting principle as of January 1, 2002. The impairment charge had no impact on cash flows or the statutory-basis capital and surplus of our insurance subsidiaries. We also performed a January 1, 2003 impairment test during the six months ended June 30, 2003 and concluded that goodwill was not further impaired.

      See “New Accounting Pronouncements” in Note 2 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus for a description of additional new accounting standards that are applicable to us.

Results of Operations

Consolidated Overview

      The table below presents information regarding our consolidated results of operations:

	For the
	Six Months		For the
	Ended June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(in millions)
Revenues:
Net earned premiums and other considerations	$2,987	$2,788	$5,681	$5,242	$5,144
Net investment income	306	310	632	712	691
Net realized gains (losses) on investments	7	(49)	(118)	(119)	(45)
Amortization of deferred gain on disposal of businesses	35	40	80	68	10
Gain on disposal of businesses	—	11	11	62	12
Fees and other income	120	125	246	222	400

Total revenues	3,455	3,225	6,532	6,187	6,212

Benefits, losses and expenses:
Policyholder benefits	(1,774)	(1,679)	(3,429)	(3,239)	(3,208)
Selling, underwriting and general expenses(1)	(1,374)	(1,285)	(2,615)	(2,497)	(2,568)
Amortization of goodwill	—	—	—	(113)	(107)
Interest expense	—	—	—	(14)	(25)
Distributions on preferred securities of subsidiary trusts	(59)	(59)	(118)	(118)	(110)

Total benefits, losses and expenses	(3,207)	(3,023)	(6,162)	(5,981)	(6,018)

Income before income taxes	248	202	370	206	194
Income taxes	(84)	(60)	(110)	(108)	(104)

Net income before cumulative effect of change in accounting principle	164	142	260	98	90

Cumulative effect of change in accounting principle	—	(1,261)	(1,261)	—	—

Net income (loss)	$164	$(1,119)	$(1,001)	$98	$90

(1)	Includes amortization of DAC and VOBA and underwriting, general and administrative expenses.

Note:	The table above includes amortization of goodwill in 2001 and 2000 and the cumulative effect of change in accounting principle in 2002 and for the six months ended June 30, 2002. These items are only included in this Consolidated Overview. As a result, the tables presented under the segment discussions do not total to the same amounts shown on this consolidated overview table. See Note 19 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Total Revenues

      Total revenues increased by $230 million, or 7%, from $3,225 million for the six month period ended June 30, 2002, to $3,455 million for the six months ended June 30, 2003.

      Net earned premiums and other considerations increased by $199 million, or 7%, from $2,788 million for the six month period ended June 30, 2002, to $2,987 million for the six month period ended June 30, 2003, largely as a result of increases in net earned premiums from Assurant Solutions and Assurant Health. Net earned premiums and other considerations increased by $129 million, or 13%, in Assurant Solutions and net earned premiums and other considerations also increased by $65 million, or 7%, in Assurant Health.

      Net investment income decreased by $4 million, or 1%, from $310 million for the six months ended June 30, 2002, to $306 million for the six months ended June 30, 2003. The decrease was primarily due to a decrease in achieved investment yields, driven by the lower interest rate environment. The yield on average invested assets was 5.94% (annualized) for the six months ended June 30, 2003, as compared to 6.31% (annualized) for the six months ended June 30, 2002.

      Net realized gains on investments increased by $56 million from net realized losses on investments of $49 million for the six months ended June 30, 2002, to net realized gains of $7 million for the six months ended June 30, 2003. Net realized losses on investments are comprised of both other-than-temporary impairments and realized capital gains/losses on sales of securities. For the six months ended June 30, 2003, we had other-than-temporary impairments of $16 million, as compared to $38 million for the six months ended June 30, 2002. There were no individual impairments in excess of $10 million for the six months ended June 30, 2003. Impairments of available for sale securities in excess of $10 million during the six months ended June 30, 2002 consisted of a $12 million writedown of fixed maturity investments in AT&T Canada Inc. (AT&T Canada) and an $11 million writedown of fixed maturity investments in MCI WorldCom Inc. (MCI WorldCom). Excluding the effect of other than temporary impairments, we recorded an increase in net realized gains of $31 million in the Corporate and Other segment.

      Amortization of deferred gain on disposal of businesses decreased by $5 million, or 13%, from $40 million for the six months ended June 30, 2002, to $35 million for the six months ended June 30, 2003. The decrease was consistent with the run-off of the business ceded to The Hartford and John Hancock.

      Gain on disposal of businesses decreased by $11 million, or 100%, from $11 million for the six months ended June 30, 2002 to $0 for the six months ended June 30, 2003. On June 28, 2002, we sold our investment in NHP, which resulted in pre-tax gains of $11 million for the six months ended June 30, 2002.

      Fees and other income decreased by $5 million, or 4%, from $125 million for the six months ended June 30, 2002 to $120 million for the six months ended June 30, 2003.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $184 million, or 6%, from $3,023 million for the six months ended June 30, 2002 to $3,207 million for the six months ended June 30, 2003.

      Policyholder benefits increased by $95 million, or 6%, from $1,679 million for the six months ended June 30, 2002, to $1,774 million for the six months ended June 30, 2003. The increase was primarily due to a $64 million increase in the Assurant Solutions segment and a $28 million increase in Assurant Health.

      Selling, underwriting and general expenses primarily consist of commissions, premium taxes, licenses, fees, amortization of DAC and VOBA and general operating expenses. These expenses increased by $89 million, or 7%, from $1,285 million for the six months ended June 30, 2002, to $1,374 million for the six months ended June 30, 2003. The Assurant Solutions and Assurant Health segments together contributed $84 million of this increase primarily due to additional commission costs as a result of growth in their businesses, partially offset by a $3 million decrease at Assurant Employee Benefit’s CORE line of business.

      Distributions on preferred securities of subsidiary trusts during the six months ended June 30, 2003 remained unchanged from the six months ended June 30, 2002 at $59 million.

Net Income

      Net income increased $1,283 million from a loss of $1,119 million for the six months ended June 30, 2002, to a profit of $164 million for the six months ended June 30, 2003.

      Income taxes increased by $24 million, or 40%, from $60 million for the six months ended June 30, 2002, to $84 million for the six months ended June 30, 2003. The effective tax rate for the six months ended June 30,

2002 was 29.7% compared to 33.9% for the six months ended June 30, 2003. The change in the effective rate is principally due to the release of approximately $6 million in the six months ended June 30, 2002 of previously provided tax accruals which were no longer considered necessary based on the resolution of certain domestic tax matters.

      A cumulative effect (expense) of changes in accounting principles of $1,261 million was recognized for the six months ended June 30, 2002, as compared to $0 recognized for the six months ended June 30, 2003. Effective January 1, 2002, we adopted FAS 142, pursuant to which we ceased amortization of goodwill. See “—New Accounting Standard” and Note 2 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus for a discussion of this new accounting standard.

Year Ended December 31, 2002 Compared to December 31, 2001

Total Revenues

      Total revenues increased by $345 million, or 6%, from $6,187 million in 2001 to $6,532 million in 2002.

      Net earned premiums and other considerations increased by $439 million, or 8%, from $5,242 million in 2001 to $5,681 million in 2002. Excluding the effect of the various acquisitions and dispositions described above, net earned premiums and other considerations increased mainly due to strong growth in Assurant Solutions primarily as a result of growth in new business and in Assurant PreNeed primarily due to an increase in the average size of policies sold by the AMLIC division.

      Net investment income decreased by $80 million, or 11%, from $712 million in 2001 to $632 million in 2002. The decrease was primarily due to a decrease in achieved investment yields, driven by the lower interest rate environment and a decrease in average invested assets of $290 million. The yield on average invested assets was 6.27% for the year ended December 31, 2002 as compared to 6.86% for the year ended December 31, 2001. This reflected lower yields on fixed maturity securities and commercial mortgages.

      Net realized losses on investments decreased by $1 million, or 1%, from $119 million in 2001 to $118 million in 2002. In 2002, we had other-than-temporary impairments of $85 million, as compared to $78 million in 2001. Impairments of available for sale securities in excess of $10 million in 2002 consisted of an $18 million writedown of fixed maturity investments in NRG Energy Inc. (NRG Energy), a $12 million writedown of fixed maturity investments in AT&T Canada and an $11 million writedown of fixed maturity investments in MCI WorldCom. Impairments of available for sale securities in excess of $10 million in 2001 consisted of a $22 million writedown of fixed maturity investments in Enron Corp. (Enron).

      Amortization of deferred gain on disposal of businesses increased by $12 million, or 18%, from $68 million in 2001 to $80 million in 2002. The increase was primarily due to a full year of amortization of the deferred gain on the sale of FFG as compared to nine months in 2001. This deferred gain on sale is discussed in more detail under “—Corporate and Other” below.

      Gain on disposal of businesses decreased by $51 million, or 82%, from $62 million in 2001 to $11 million in 2002. The $62 million reflects the gain on the sale of FFG’s mutual fund operations. The $11 million reflected the pre-tax gain on the sale of NHP.

      Fees and other income increased by $24 million, or 11%, from $222 million in 2001 to $246 million in 2002. The increase was primarily due to a full year of fee income from CORE and an increase in fee income from the Assurant Solutions segment, mainly from their credit insurance business transitioning to debt protection administration. In late 2000, the majority of Assurant Solutions’ credit insurance clients began a transition from use of our credit insurance products to debt protection administration programs, from which we earn fee income rather than net earned premiums and where margins are lower than in the traditional credit insurance programs. However, because debt protection administration is not an insurance product, certain costs such as regulatory costs and cost of capital are expected to be eliminated as the transition from credit insurance to debt protection administration services continues. The fees from debt protection administration did not fully compensate for the decrease in credit insurance premiums. See “Business—Operating Business Segments—Assurant Solutions—Consumer Protection Solutions.” The increases were partially offset by a $42 million, or 63%, decrease from the Corporate and Other segment due to the sale of FFG (partially through reinsurance), which had $65 million of fee income (generated from mutual fund operations included in such sale) in the first quarter of 2001.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $181 million, or 3%, from $5,981 million in 2001 to $6,162 million in 2002.

      Policyholder benefits increased by $190 million, or 6%, from $3,239 million in 2001 to $3,429 million in 2002. The increase was primarily due to the effects of the acquisitions and dispositions described above. The increases were also partially offset by a $84 million, or 6%, decrease from the Assurant Health segment, primarily due to higher mix of individual health insurance business, which generally has a lower expected loss ratio relative to small employer group business, disciplined pricing and product design changes.

      Selling, underwriting and general expenses increased by $118 million, or 5%, from $2,497 million in 2001 to $2,615 million in 2002. The Assurant Employee Benefits segment contributed $106 million of this increase, primarily due to the DBD and CORE acquisitions. This increase was offset by a $65 million decrease in the Corporate and Other segment due to the sale of FFG. The Assurant Health segment increased by $50 million, primarily due to an increase in the amortization of DAC and due to costs associated with higher employee compensation and investments in technology. Also, the Assurant PreNeed segment increased by $22 million, primarily due to increase in amortization of DAC and VOBA as a result of an increase in sales of single pay policies and increases in general expenses.

      Amortization of goodwill was $0 in 2002 compared to $113 million in 2001, as a result of our adoption of FAS 142 as described above.

      Interest expense decreased from $14 million in 2001 to $0 in 2002. In April 2001, we used a portion of the FFG sale proceeds to repay $225 million of outstanding debt owed to Fortis Finance N.V. (Fortis Finance), a wholly owned subsidiary of Fortis.

      Distributions on preferred securities of subsidiary trusts in 2002 remained unchanged from 2001 at $118 million.

Net Income

      Net income decreased by $1,099 million from a profit of $98 million in 2001 to a loss of $1,001 million in 2002.

      Income taxes increased by $2 million, or 2%, from $108 million in 2001 to $110 million in 2002. The effective tax rate for 2002 was 29.7% compared to 52.4% in 2001. The change in the effective tax rate primarily related to the elimination of amortization of goodwill in 2002.

      When we adopted FAS 142 in 2002, we recognized a cumulative effect (expense) of change in accounting principle of $1,261 million in 2002 as compared to $0 recognized in 2001.

Year Ended December 31, 2001 Compared to December 31, 2000

Total Revenues

      Total revenues decreased by $25 million, or 0.4%, from $6,212 million in 2000 to $6,187 million in 2001.

      Net earned premiums and other considerations increased by $98 million, or 2%, from $5,144 million in 2000 to $5,242 million in 2001. Excluding the $71 million increase as a result of the acquisitions and dispositions described above, net earned premiums and other considerations increased by $27 million due to a $126 million increase at Assurant Solutions and a $23 million increase in 2001 in dental products issued by Assurant Employee Benefits. Offsetting these increases was a $129 million decrease in 2001 in net earned premiums and other considerations in Assurant Health due to declining membership in its small employer group health insurance product line.

      Net investment income increased by $21 million, or 3%, from $691 million in 2000 to $712 million in 2001. The increase was primarily due to an increase in investment yields in 2001. The yield on average invested assets and cash was 6.86% for the year ended December 31, 2001, compared to 6.55% for the year ended December 31, 2000. This reflected higher yields on fixed maturity securities and commercial mortgage loans due in part to a higher interest rate environment.

      Net realized losses on investments increased by $74 million, or 164%, from $45 million in 2000 to $119 million in 2001. In 2001, we had other-than-temporary impairments on fixed maturity securities of $78 million, as compared to $5 million in 2000. Impairments of available for sale securities in excess of $10 million in 2001 consisted of a $22 million writedown of fixed maturity investments in Enron.

      Amortization of deferred gains on disposal of businesses increased by $58 million, from $10 million in 2000 to $68 million in 2001, mainly due to the recognition of nine months of amortization of the FFG deferred gain compared to $0 in 2000.

      Gain on disposal of business increased by $50 million from $12 million in 2000 to $62 million in 2001. The increase was due to $62 million of gains recognized on the sale of FFG’s mutual fund management operations in 2001, as compared to $12 million of gains recognized on the sale of ACSIA in 2000.

      Fees and other income decreased by $178 million, or 45%, from $400 million in 2000 to $222 million in 2001. Excluding the $211 million decrease as a result of the acquisitions and dispositions described above, fees and other income increased by $36 million largely as a result of increased fees generated by our mortgage servicing business and fees from administering debt protection programs in Assurant Solutions.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses decreased by $37 million, or 1.6%, from $6,018 million in 2000 to $5,981 million in 2001.

      Policyholder benefits increased by $31 million, or 1%, from $3,208 million in 2000 to $3,239 million in 2001. Excluding the $10 million decrease as a result of the acquisitions and dispositions described above, policyholder benefits increased by $41 million due to a $115 million increase at Assurant Solutions as a result of growth in its business. Assurant Employee Benefits contributed an additional increase of $36 million due to corresponding growth in its dental and disability product businesses. Offsetting these increases was a $192 million decrease in Assurant Health as a result of improved loss experience and decreases in its small employer group health insurance business.

      Selling, underwriting and general expenses decreased by $71 million, or 3%, from $2,568 million in 2000 to $2,497 million in 2001. Excluding the $159 million decrease as a result of the acquisitions and dispositions described above, selling, underwriting and general expenses increased by $88 million, mainly due to a $140 million increase at Assurant Solutions attributable to additional commission expenses associated with growth in sales of its warranty and extended service contract products. The Corporate and Other segment offset the increase by $43 million, primarily due to two months of selling, underwriting and general expenses in 2000 associated with our LTC operations which were sold to John Hancock on March 1, 2000.

      Amortization of goodwill increased by $6 million, or 6%, from $107 million in 2000 to $113 million in 2001.

      Interest expense decreased by $11 million, or 44%, from $25 million in 2000 to $14 million in 2001 mainly due to less debt outstanding during 2001 compared to 2000. In April 2001, we used a portion of the FFG sale proceeds to repay $225 million of debt owed to Fortis Finance.

      Distributions on preferred securities of subsidiary trusts increased by $8 million, or 7%, from $110 million in 2000 to $118 million in 2001, mainly due to twelve months of interest related to trust originated preferred securities, which were issued in March 2000.

Net Income

      Net income increased by $8 million, or 9%, from $90 million in 2000 to $98 million in 2001.

      Income taxes increased by $4 million, or 4%, from $104 million in 2000 to $108 million in 2001. The increase was consistent with the 6% increase in income before income taxes.

Assurant Solutions

Overview

      The table below presents information regarding Assurant Solutions’ results of operations:

	For the
	Six Months
	Ended		For the
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(in millions)
Revenues:
Net earned premiums and other considerations	$1,124	$995	$2,077	$1,906	$1,780
Net investment income	96	101	205	218	212
Fees and other income	68	57	119	98	68

Total revenues	1,288	1,153	2,401	2,222	2,060

Benefits, losses and expenses:
Policyholder benefits	(410)	(346)	(755)	(640)	(525)
Selling, underwriting and general expenses	(776)	(710)	(1,449)	(1,444)	(1,304)

Total benefits, losses and expenses	(1,186)	(1,056)	(2,204)	(2,084)	(1,829)

Segment income before income tax	102	97	197	138	231
Income taxes	(33)	(32)	(65)	(40)	(76)

Segment income after tax	$69	$65	$132	$98	$155

Net earned premiums and other considerations by major product groupings:
Specialty Property Solutions(1)	342	255	552	452	413
Consumer Protection Solutions(2)	782	740	1,525	1,454	1,367

Total	$1,124	$995	$2,077	$1,906	$1,780

(1)	“Specialty Property Solutions” includes a variety of specialized property insurance programs that are coupled with unique administrative capabilities.
(2)	“Consumer Protection Solutions” includes an array of debt protection administration services, credit insurance programs and warranties and extended service contracts.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Total Revenues

      Total revenues increased by $135 million, or 12%, from $1,153 million for the six months ended June 30, 2002, to $1,288 million for the six months ended June 30, 2003.

      Net earned premiums and other considerations increased by $129 million, or 13%, from $995 million for the six months ended June 30, 2002, to $1,124 million for the six months ended June 30, 2003. This increase was primarily due to $87 million of additional net earned premiums and other considerations attributable to our specialty property solutions products, including approximately $60 million from our creditor-placed and voluntary homeowners insurance and manufactured housing homeowners insurance lines from new clients and increased sales through growth in existing clients. Consumer protection solutions also contributed $42 million in net earned premiums and other considerations primarily from growth in our warranty and extended service contracts business.

      Net investment income decreased by $5 million, or 5%, from $101 million for the six months ended June 30, 2002, to $96 million for the six months ended June 30, 2003. The average portfolio yield dropped 32 basis points from 6.04% (annualized) for the six months ended June 30, 2002, to 5.72% (annualized) for the six months ended June 30, 2003 due to the lower interest rate environment. The average invested assets remained relatively flat.

      Fees and other income increased by $11 million, or 19%, from $57 million for the six months ended June 30, 2002, to $68 million for the six months ended June 30, 2003, mainly from the continuing transition of our credit insurance business to our debt protection administration business.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $130 million, or 12%, from $1,056 million for the six months ended June 30, 2002 to $1,186 million for the six months ended June 30, 2003.

      Policyholder benefits increased by $64 million, or 19%, from $346 million for the six months ended June 30, 2002, to $410 million for the six months ended June 30, 2003. This increase was due in part to $41 million in growth in our creditor-placed and voluntary homeowners insurance and our manufactured housing homeowners insurance lines. Our consumer protection solutions products also contributed $19 million, primarily related to the increase in business in our extended service and warranty products business.

      Selling, underwriting and general expenses increased by $66 million, or 9%, from $710 million for the six months ended June 30, 2002, to $776 million for the six months ended June 30, 2003. Commissions, taxes, licenses and fees increased by $52 million primarily due to $38 million of growth in our extended service and warranty products and $11 million in growth in our manufactured housing homeowners insurance and creditor-placed and voluntary homeowners insurance lines. General expenses increased by $14 million, primarily from start up costs related to new clients in the creditor-placed homeowners insurance area.

Segment Income After Tax

      Segment income after tax increased by $4 million, or 6%, from $65 million for the six months ended June 30, 2002, to $69 million for the six months ended June 30, 2003. Excluding the decrease in investment income of $3 million after-tax, the segment income after tax increased by $7 million, or 11%.

      Income taxes increased by $1 million, or 3%, from $32 million for the six months ended June 30, 2002, to $33 million for the six months ended June 30, 2003. This increase was due primarily to the increase in segment income before income tax of $5 million.

Year Ended December 31, 2002 Compared to December 31, 2001

Total Revenues

      Total revenues increased by $179 million, or 8%, from $2,222 million in 2001 to $2,401 million in 2002.

      Net earned premiums and other considerations increased by $171 million, or 9%, from $1,906 million in 2001 to $2,077 million in 2002. The increase was primarily due to approximately $100 million of additional net earned premiums from our specialty property solutions products, including approximately $86 million from the growth of our creditor-placed and voluntary homeowners insurance, flood insurance and manufactured housing related property coverages. Consumer protection solutions contributed an additional $71 million to the increase in net earned premiums due to the growth of $56 million attributable to our warranty and extended service contracts business and $58 million from an accidental death and dismemberment product, which we started selling in 2001 and stopped selling in 2002. These increases were partly offset by the decrease in credit insurance products of approximately $60 million as the transition from credit insurance products to debt protection administration programs continued and fees from debt protection administration programs did not fully compensate for the decrease in credit insurance premiums. See “Business—Operating Business Segments— Assurant Solutions—Consumer Protection Solutions”.

      Net investment income decreased by $13 million, or 6%, from $218 million in 2001 to $205 million in 2002. The average portfolio yield dropped 39 basis points from 6.51% in 2001 to 6.12% in 2002 due to the lower interest rate environment. This decrease was partially offset by the reinvestment of tax advantaged investments, such as preferred stock, low-income housing tax credit investments and tax-exempt municipal bonds, into higher yield taxable investments. Average invested assets remained relatively flat.

      Fees and other income increased by $21 million, or 21%, from $98 million in 2001 to $119 million in 2002, including $13 million in additional fee income resulting from our credit insurance business transitioning to debt protection administration services.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $120 million, or 6%, from $2,084 million in 2001 to $2,204 million in 2002.

      Policyholder benefits increased by $115 million, or 18%, from $640 million in 2001 to $755 million in 2002. Consumer protection solutions benefits contributed $98 million of this increase due to approximately $52 million from the warranty and extended service contracts business and $58 million from an accidental death and disability product. The increase was partly offset by the decrease in benefits in credit insurance products of approximately $14 million, which related to the decrease in premiums resulting from the transition to debt protection administration products. The growth of our specialty property solutions product lines also contributed a further $17 million to the increase in policyholder benefits in 2002, including approximately $10 million of losses related to Hurricane Lili and Arizona wildfires.

      Selling, underwriting and general expenses increased by $5 million, or less than 1%, from $1,444 million in 2001 to $1,449 million in 2002. Commissions, taxes, licenses and fees contributed $22 million to the increase. The increase was primarily in our specialty property solutions business from the growth in the creditor-placed homeowners and manufactured housing homeowners insurance products. This increase was offset by a decrease in general expenses of $16 million in the six months ended June 30, 2003, primarily due to a non-recurring cost incurred in 2001.

Segment Income After Tax

      As a result of the foregoing, segment income after tax increased by $34 million, or 35%, from $98 million in 2001 to $132 million in 2002.

      Income taxes increased $25 million, or 62%, from $40 million in 2001 to $65 million in 2002. The increase was primarily due to a 43% increase in segment income before income tax. The majority of the remaining increase was due to an increase in our effective tax rate primarily due to our decision to reduce our ownership of tax-advantaged investments.

Year Ended December 31, 2001 Compared to December 31, 2000

Total Revenues

      Total revenues increased by $162 million, or 8%, from $2,060 million in 2000 to $2,222 million in 2001.

      Net earned premiums and other considerations increased by $126 million, or 7%, from $1,780 million in 2000 to $1,906 million in 2001. The increase was primarily due to $87 million of additional earned premiums in our consumer protection solutions products, including approximately $120 million from our extended service and warranty contract products mainly resulting from the addition of a new client in late 2000. This increase was largely offset by a $68 million decrease in our credit insurance products as result of the transition from use of our credit insurance products to debt protection administration programs.

      Net earned premiums in our specialty property solutions business increased by $39 million from 2000 to 2001, primarily from new business growth in our creditor-placed homeowners insurance and manufactured housing homeowners insurance product lines.

      Net investment income increased by $6 million, or 3%, from $212 million in 2000 to $218 million in 2001. The average portfolio yield dropped 18 basis points from 6.69% in 2000 to 6.51% in 2001 due to the lower interest rate environment. Average invested assets increased by approximately 6% in 2001.

      Fees and other income increased by $30 million, or 44%, from $68 million in 2000 to $98 million in 2001. The increase was primarily due to an increase of $6 million in administrative services fees in the mortgage services area and $9 million due to growth in the warranty and extended service contracts business. An additional $8 million increase was recorded as a result of customers transitioning to our debt protection administration services.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $255 million, or 14%, from $1,829 million in 2000 to $2,084 million in 2001.

      Policyholder benefits increased by $115 million, or 22%, from $525 million in 2000 to $640 million in 2001. Consumer protection solutions benefits increased by $87 million primarily related to the growth in our extended service and warranty contract products. Specialty property solutions benefits increased by $27 million in 2001 primarily due to new clients and growth in business at existing clients in the creditor-placed homeowners insurance and manufactured housing homeowners insurance product lines.

      Selling, underwriting and general expenses increased by $140 million, or 11%, from $1,304 million in 2000 to $1,444 million in 2001. Commissions, taxes, licenses and fees increased by $67 million, or 8%. The increase was attributable to $59 million of commissions from growth in the warranty and extended service contracts business, offset by a decrease of approximately $14 million in commissions payable on distribution of credit insurance products due to the decrease in net earned premiums in this product line. General expenses increased $72 million, or 15%, from 2000 to 2001. In 2001, we made a strategic decision to exit certain lines of business that were determined not to be core products. Additionally, we decided to close two separate sites to eliminate duplicate costs and consolidate them in our home office with existing staff. We incurred non-recurring expenses of $37 million in 2001, including $14 million in employee separation costs related to these decisions. Furthermore, our expenses increased by $22 million in 2001 due to additional costs related to growth in our creditor-placed homeowners insurance business.

Segment Income After Tax

      Segment income after tax decreased by $57 million, or 37%, from $155 million in 2000 to $98 million in 2001. Assurant Solutions overall results in 2001 were affected by our decision to exit certain lines of business and close separate sites and also by the increase in expenses related to the growth in the creditor-placed homeowners insurance product. The majority of the remaining decrease was attributable to the transition from credit insurance to debt protection administration services.

      Income taxes decreased by $36 million, or 47%, from $76 million in 2000 to $40 million in 2001. The decrease was due primarily to the decrease in segment income before income tax of $93 million in 2001.

Assurant Health

Overview

      The table below presents information regarding Assurant Health’s results of operations:

	For the
	Six Months
	Ended		For the
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(in millions except membership data)
Revenues:
Net earned premiums and other considerations	$969	$904	$1,834	$1,838	$1,967
Net investment income	25	28	55	58	58
Fees and other income	15	10	23	14	11

Total revenues	1,009	942	1,912	1,910	2,036

Benefits, losses and expenses:
Policyholder benefits	(630)	(602)	(1,222)	(1,306)	(1,498)
Selling, underwriting and general expenses	(283)	(265)	(546)	(496)	(471)

Total benefits, losses and expenses	(913)	(867)	(1,768)	(1,802)	(1,969)

Segment income before income tax	96	75	144	108	67
Income taxes	(34)	(26)	(49)	(37)	(23)

Segment income after tax	$62	$49	$95	$71	$44

Loss ratio(1)	65.0%	66.6%	66.6%	71.1%	76.2%
Expense ratio(2)	28.8%	29.0%	29.4%	26.8%	23.8%
Combined ratio(3)	92.8%	94.9%	95.2%	97.3%	99.5%
Membership by product line (in thousands):
Individual	715	650	670	600	500
Small employer group	360	375	355	420	585

Total	1,075	1,025	1,025	1,020	1,085

(1)	The loss ratio is equal to policyholder benefits divided by net earned premiums and other considerations.
(2)	The expense ratio is equal to selling, underwriting and general expenses divided by net earned premiums and other considerations and fees and other income.
(3)	The combined ratio is equal to total benefits, losses and expenses divided by net earned premiums and other considerations and fees and other income.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Total Revenues

      Total revenues increased by $67 million, or 7%, from $942 million for the six months ended June 30, 2002 to $1,009 million for the six months ended June 30, 2003.

      Net earned premiums and other considerations increased by $65 million, or 7%, from $904 million for the six months ended June 30, 2002, to $969 million for the six months ended June 30, 2003. An increase of $74 million in the net earned premiums attributable to our individual health insurance products in the six months ended June 30, 2003 was offset by a decrease of $9 million attributable to our small employer group health insurance products in the six months ended June 30, 2003. Net earned premiums attributable to our individual health insurance business increased due to membership growth, premium rate increases and favorable lapse experience on renewal business. Net earned premiums attributable to our small employer group health insurance business decreased due to declining membership largely, we believe, as employers reduced the number of their employees. We instituted premium rate increases in selected markets to sufficiently price for the underlying medical costs of existing business and for anticipated future medical trends.

      Net investment income decreased by $3 million, or 11%, from $28 million for the six months ended June 30, 2002, to $25 million for the six months ended June 30, 2003. There was a 70 basis point decrease in yield on the investment portfolio from 6.60% (annualized) for the six months ended June 30, 2002, to 5.90% (annualized) for the six months ended June 30, 2003, due to the lower interest rate environment. Offsetting the decrease in yield was a 3% increase in average invested assets for the six months ended June 30, 2003, over the comparable period in 2002.

      Fees and other income increased by $5 million, or 50%, from $10 million for the six months ended June 30, 2002, to $15 million for the six months ended June 30, 2003, due to additional insurance policy fees and higher fee-based product sales in our individual health insurance business, such as sales of our non-insurance health access discount cards.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $46 million, or 5%, from $867 million for the six months ended June 30, 2002, to $913 million for the six months ended June 30, 2003.

      Policyholder benefits increased by $28 million, or 5%, from $602 million for the six months ended June 30, 2002 to $630 million for the six months ended June 30, 2003. This increase was consistent with the increase in earned premiums. The loss ratio improved 160 basis points from 66.6% for the six months ended June 30, 2002, to 65.0% for the six months ended June 30, 2003, due to our risk management activities.

      Selling, underwriting and general expenses increased by $18 million, or 7%, from $265 million for the six months ended June 30, 2002, to $283 million for the six months ended June 30, 2003. Commissions decreased by $8 million reflecting a higher mix of first year individual health insurance business, for which policy acquisition costs are deferred and amortized in subsequent years. Amortization of DAC increased by $14 million in the six months ended June 30, 2003, due to higher sales of individual health insurance products beginning in 2000. General expenses increased by $12 million due to higher employee compensation and additional spending to improve claims experience. The expense ratio improved 20 basis points from 29.0% for the six months ended June 30, 2002, to 28.8% for the six months ended June 30, 2003.

Segment Income After Tax

      Segment income after tax increased by $13 million, or 27%, from $49 million for the six months ended June 30, 2002, to $62 million for the six months ended June 30, 2003.

      Income taxes increased by $8 million, or 31%, from $26 million for the six months ended June 30, 2002, to $34 million for the six months ended June 30, 2003. The increase was consistent with the 28% increase in segment income before income tax during the six months ended June 30, 2003.

Year Ended December 31, 2002 Compared to December 31, 2001

Total Revenues

      Total revenues remained virtually unchanged from 2001 to 2002, at $1,910 million in 2001 as compared to $1,912 million in 2002.

      Net earned premiums and other considerations also remained stable from 2001 to 2002, at $1,838 million in 2001 as compared to $1,834 in 2002, with an increase of $142 million in 2002 in the net earned premiums attributable to our individual health insurance products being offset by a decrease of $146 million during such year in net earned premiums attributable to our small employer group health insurance products. Net earned premiums attributable to our individual health insurance business increased due to membership growth, premium rate increases and favorable lapse experience on renewal business. Net earned premiums attributable to our small employer group health insurance business decreased due to declining membership, partially offset by small employer group premium rate increases that we instituted in selected markets to adequately price for the underlying medical costs of existing business and for anticipated future medical trends.

      Net investment income decreased by $3 million, or 5%, from $58 million in 2001 to $55 million in 2002. There was a 90 basis point decrease in yield on the investment portfolio from 7.4% in 2001 to 6.5% in 2002 mainly due to the lower interest rate environment. Partially offset by the decrease in yield was a 7% increase in average invested assets in 2002.

      Fees and other income increased by $9 million, or 64%, from $14 million in 2001 to $23 million in 2002 due to additional insurance policy fees and higher fee-based product sales in our individual health insurance business.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses decreased by $34 million, or 2%, from $1,802 million in 2001 to $1,768 million in 2002.

      Policyholder benefits decreased by $84 million, or 6%, from $1,306 million in 2001 to $1,222 million in 2002. This decrease was principally due to a higher mix of individual health insurance business which had a lower loss ratio relative to small employer group health insurance business, primarily due to disciplined pricing and product design changes. The loss ratio improved 450 basis points from 71.1% in 2001 to 66.6% in 2002 due to the higher mix of individual health insurance business, increased premium rates and product design changes.

      Selling, underwriting and general expenses increased by $50 million, or 10%, from $496 million in 2001 to $546 million in 2002. Taxes, licenses and fees increased by $5 million in 2002, or 13%, due to a change in the mix of business by state and legal entity, and the loss of favorable consolidated premium tax return benefits triggered by the disposition of FFG. The amortization of DAC increased by $21 million in 2002, or 49%, due to higher sales of individual health insurance products beginning in 2000. General expenses increased by $34 million in 2002, or 13%, due to investments in technology, higher employee compensation and additional spending to achieve loss ratio improvements. Partially offsetting these increases was a $10 million, or 7%, decrease in commissions due to a higher mix of first year individual health insurance business. Individual health insurance policy acquisition costs are deferred and amortized in subsequent years.

      The expense ratio increased by 260 basis points from 26.8% in 2001 to 29.4% in 2002. This increase was primarily attributable to the higher commissions on the mix of business in individual health insurance, investments in technology, higher employee compensation and additional spending to achieve loss ratio improvements.

Segment Income After Tax

      Segment income after tax increased by $24 million, or 34%, from $71 million in 2001 to $95 million in 2002.

      Income taxes increased by $12 million, or 32%, from $37 million in 2001 to $49 million in 2002. The increase was consistent with the 33% increase in segment income before income tax in 2002.

Year Ended December 31, 2001 Compared to December 31, 2000

Total Revenues

      Total revenues decreased by $126 million, or 6%, from $2,036 million in 2000 to $1,910 million in 2001.

      Net earned premiums and other considerations decreased by $129 million, or 7%, from $1,967 million in 2000 to $1,838 million in 2001. A decrease of $248 million in 2001 in the net earned premiums attributable to our small employer group health insurance products was partially offset by an increase of $119 million in net earned premiums attributable to our individual health insurance products in 2001. Net earned premiums for small employer group health insurance products decreased due to declining membership that resulted primarily from premium increases required to restore profitability to the block of business. Net earned premiums attributable to our individual health insurance business increased due to premium rate increases and membership growth.

      Net investment income remained unchanged at $58 million in 2001. A 40 basis point increase in yield on the investment portfolio from 7.00% in 2000 to 7.40% in 2001 offset a 5% decrease in average invested assets in 2001.

      Fees and other income increased by $3 million, or 27%, from $11 million in 2000 to $14 million in 2001.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses decreased by $167 million, or 8%, from $1,969 million in 2000 to $1,802 million in 2001.

      Policyholder benefits decreased by $192 million, or 13%, from $1,498 million in 2000 to $1,306 million in 2001. This decrease was due to a reduction in persons insured, an increasing mix of individual health insurance business and improved small employer group health insurance loss experience. The loss ratio improved 510 basis points from 76.2% in 2000 to 71.1% in 2001 due to increased premium rates, product design changes and the increased mix of individual health insurance business.

      Selling, underwriting and general expenses increased by $25 million, or 5%, from $471 million in 2000 to $496 million in 2001. The increase was driven by an increase in general expenses of $35 million, primarily due to additional spending to achieve loss ratio improvements, investments in technology and higher employee compensation. Offsetting this increase was a decrease in commissions, taxes, licenses and fees of $15 million in 2001, principally due to the decrease in small employer group health insurance products sold.

      The expense ratio increased 290 basis points from 23.8% in 2000 to 26.8% in 2001 due to investments in technology and additional spending to achieve loss ratio improvements.

Segment Income After Tax

      Segment income after tax increased by $27 million, or 61%, from $44 million in 2000 to $71 million in 2001.

      Income taxes increased by $14 million, or 61%, from $23 million in 2000 to $37 million in 2001. The increase was consistent with the 61% increase in segment income before income tax in 2001.

Assurant Employee Benefits

Overview

      The table below presents information regarding Assurant Employee Benefits’ results of operations:

	For the
	Six Months
	Ended		For the
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(in millions)
Revenues:
Net earned premiums and other considerations	$623	$621	$1,233	$934	$903
Net investment income	70	72	148	144	136
Fees and other income	33	37	74	39	8

Total revenues	726	730	1,455	1,117	1,047

Benefits, losses and expenses:
Policyholder benefits	(471)	(481)	(945)	(738)	(702)
Selling, underwriting and general expenses	(214)	(217)	(422)	(316)	(280)

Total benefits, losses and expenses	(685)	(698)	(1,367)	(1,054)	(982)

Segment income before income tax	41	32	88	63	65
Income taxes	(14)	(11)	(31)	(22)	(23)

Segment income after tax	$27	$21	$57	$41	$42

Loss ratio(1)	75.6%	77.5%	76.6%	79.0%	77.7%
Expense ratio(2)	32.6%	33.0%	32.3%	32.5%	30.7%
Premium persistency ratio(3)	88.5%	89.6%	79.9%	84.3%	88.5%
Net earned premiums and other considerations by major product groupings:
Group dental	$273	$280	$553	$257	$234
Group disability	218	199	400	398	387
Group life	132	142	280	279	282

Total	$623	$621	$1,233	$934	$903

(1)	The loss ratio is equal to policyholder benefits divided by net earned premiums and other considerations.
(2)	The expense ratio is equal to selling, underwriting and general expenses divided by net earned premiums and other considerations and fees and other income.
(3)	The premium persistency ratio is equal to the year-to-date (not annualized) rate at which existing business for all issue years at the beginning of the period remains in force at the end of the period. Persistency is typically higher mid-year than at year-end. The calculations for the year ended December 31, 2002 and the six months ended June 30, 2002 exclude DBD.

      We acquired DBD on December 31, 2001 and CORE on July 12, 2001; therefore, the results of DBD and CORE are included in our Assurant Employee Benefits segment financial results beginning in 2002 and July 2001, respectively.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Total Revenues

      Total revenues increased by $6 million, or 0.8%, from $730 million for the six months ended June 30, 2002, to $726 million for the six months ended June 30, 2003.

      Net earned premiums and other considerations increased by $2 million, or 0.3%, from $621 million for the six months ended June 30, 2002, to $623 million for the six months ended June 30, 2003. The increase was primarily due to $19 million of growth in the six months ended June 30, 2003 in group disability premiums driven by reinsurance assumed in our Disability Reinsurance Management Services, Inc. (DRMS) pool as described in “Business — Operating Business Segments — Assurant Employee Benefits”. This was partially offset by a decline in group life premiums of $10 million in the six months ended June 30, 2003, due to our non-renewal of certain unprofitable business and less new business due to continued pricing discipline. In addition, group dental premiums declined by $7 million in the six months ended June 30, 2003 due to the non-renewal of a large account. This resulted in an aggregate premium persistency of 88.5% for the six months ended June 30, 2003, compared to 89.6% for the six months ended June 30, 2002. Premium persistency measures the proportionate premium levels remaining after year-to-date lapse activity. The premium persistency ratio encompasses the effects of rate increases, plan design changes and benefit volume changes.

      Net investment income decreased by $2 million, or 3%, from $72 million for the six months ended June 30, 2002, to $70 million for the six months ended June 30, 2003. Investment yields decreased from 6.94% (annualized) for the six months ended June 30, 2002, to 6.44% (annualized) for the six months ended June 30, 2003, due to declining yields on new investments. Average invested assets increased by 7% between reporting periods, driven by the increase in disability revenues.

      Fees and other income decreased by $4 million, or 11%, from $37 million for the six months ended June 30, 2002, to $33 million for the six months ended June 30, 2003. The decrease was primarily due to lower fee revenue from CORE. The fee revenues for CORE were $32 million for the six months ended June 30, 2002 versus $28 million for the same period in 2003.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses decreased by $13 million, or 2%, from $698 million for the six months ended June 30, 2002 to $685 million for the six months ended June 30, 2003.

      Policyholder benefits decreased by $10 million, or 2%, from $481 million for the six months ended June 30, 2002, to $471 million for the six months ended June 30, 2003. This was driven by favorable development in group disability claims and lower claims activity due to a reduction in group life and dental earned premiums.

      The loss ratio improved by 190 basis points from 77.5% for the six months ended June 30, 2002 to 75.6% for the six months ended June 30, 2003. This was driven by favorable group disability experience.

      Selling, underwriting and general expenses decreased by $3 million, or 1%, from $217 million for the six months ended June 30, 2002, to $214 million for the six months ended June 30, 2003. General expenses decreased by $2 million in the six months ended June 30, 2003, from the six months ended June 30, 2002, due to decreased spending in the CORE line of business.

      The expense ratio decreased by 40 basis points from 33.0% for the six months ended June 30, 2002 to 32.6% for the six months ended June 30, 2003. This was driven by decreased spending at CORE, as well as a slight reduction in commissions.

Segment Income After Tax

      Segment income after tax increased by $6 million, or 29%, from $21 million for the six months ended June 30, 2002, to $27 million for the six months ended June 30, 2003.

      Income taxes increased by $3 million, or 27%, from $11 million for the six months ended June 30, 2002, to $14 million for the six months ended June 30, 2003. The increase was consistent with the 28% increase in segment income before income tax.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Total Revenues

      Total revenues increased by $338 million, or 30%, from $1,117 million in 2001 to $1,455 million in 2002, substantially all of which was attributable to the acquisition of DBD.

      Net earned premiums and other considerations increased by $299 million, or 32%, from $934 million in 2001 to $1,233 million in 2002. Excluding the $299 million increase in net earned premiums due to the acquisition of DBD, net earned premiums were unchanged at $934 million from 2001 to 2002, primarily because new business was offset by non-renewal of certain unprofitable business. An additional contributing factor was increased pressure on ancillary employee benefits provided by employer groups due to increased medical costs. Premium persistency (excluding the DBD acquisition) decreased by 440 basis points from 84.3% for 2001 to 79.9% for 2002 because of disciplined underwriting and reduced employment in renewed groups.

      Net investment income increased by $4 million from $144 million in 2001 to $148 million in 2002. The DBD acquisition contributed an increase of $4 million to investment income in 2002. This increase was offset in part by a decrease of $1 million as a result of a decrease in investment yields by 54 basis points from 7.53% in 2001 to 6.99% in 2002 due to the lower interest rate environment.

      Fees and other income increased by $35 million, or 90%, from $39 million in 2001 to $74 million in 2002 primarily due to a full year of fee revenue from CORE, which was acquired on July 12, 2001. CORE fee revenue was $66 million in 2002, as compared to the half-year of revenue recorded in 2001 of $31 million.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $313 million, or 30%, from $1,054 million in 2001 to $1,367 million in 2002.

      Policyholder benefits increased by $207 million, or 28%, from $738 million in 2001 to $945 million in 2002. Excluding the $197 million increase related to the acquisition of DBD, policyholder benefits increased by $10 million, or 1%, driven by growth in group dental premiums. Our loss ratio improved 240 basis points from 79.0% in 2001 to 76.6% in 2002. Excluding the effect of the DBD acquisition, the loss ratio in 2002 was 80.1%, which was higher than in 2001 due to slight deterioration in group dental and group life experience.

      Selling, underwriting and general expenses increased by $106 million, or 34%, from $316 million in 2001 to $422 million in 2002 primarily due to the DBD and CORE acquisitions. The expense ratio was virtually unchanged between 2001 and 2002.

Segment Income After Tax

      Segment income after tax increased by $16 million, or 39%, from $41 million in 2001 to $57 million in 2002.

      Income taxes increased by $9 million, or 41%, from $22 million in 2001 to $31 million in 2002. The increase was consistent with the 40% increase in segment income before income tax.

Year Ended December 31, 2001 Compared to December 31, 2000

Total Revenues

      Total revenues increased by $70 million, or 6%, from $1,047 million in 2000 to $1,117 million in 2001.

      Net earned premiums and other considerations increased by $31 million, or 3%, from $903 million in 2000 to $934 million in 2001. Net earned premiums attributable to dental products increased $23 million in 2001 primarily due to increased sales of recently developed products with PPOs and lower-cost plan options. Group disability products contributed a further $11 million increase in 2001 to net earned premiums while net earned premiums attributable to our group life products decreased by $3 million in 2001. The stable premium level from 2000 to 2001 was primarily due to non-renewal of certain unprofitable business. This led to an aggregate premium persistency of 84.3% for 2001, which was 420 basis points below the prior year.

      Net investment income increased by $8 million, or 6%, from $136 million in 2000 to $144 million in 2001. Invested assets increased by 6% and investment yields increased by eight basis points from 7.45% in 2000 to 7.53% in 2001.

      Fees and other income increased by $31 million from $8 million in 2000 to $39 million in 2001 mainly due to fee income earned by CORE in 2001.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $72 million, or 7%, from $982 million in 2000 to $1,054 million in 2001.

      Policyholder benefits increased by $36 million, or 5%, from $702 million in 2000 to $738 million in 2001. The increase resulted from revenue growth in the dental and disability product lines, as well as unfavorable group life mortality experience compared to 2000, when we experienced positive mortality results. The loss ratio increased 130 basis points from 77.7% in 2000 to 79.0% in 2001. The increased loss ratio was primarily due to unfavorable group life mortality experience as compared to 2000, as explained above.

      Selling, underwriting and general expenses increased by $36 million, or 13%, from $280 million in 2000 to $316 million in 2001. The increase was primarily due to the acquisition of CORE, which contributed $31 million to such expenses.

      The expense ratio increased 180 basis points from 30.7% in 2000 to 32.5% in 2001. Excluding the effect of the CORE acquisition, the expense ratio was virtually unchanged between 2000 and 2001.

Segment Income After Tax

      Segment income after tax decreased by $1 million, or 2%, from $42 million in 2000 to $41 million in 2001.

      Income taxes also decreased by $1 million or 4%, from $23 million in 2000 to $22 million in 2001, which was consistent with the decrease in segment income before income tax in 2001.

Assurant PreNeed

Overview

      The table below presents information regarding Assurant PreNeed’s results of operations:

	For the
	Six Months		For the
	Ended		Year Ended
	June 30,		December 31,

	2003	2002	2002	2001	2000

	(in millions)
Revenues:
Net earned premiums and other considerations	$271	$268	$538	$507	$277
Net investment income	93	93	184	179	128
Fees and other income	3	3	5	3	2

Total revenues	367	364	727	689	407

Benefits, losses and expenses:
Policyholder benefits	(263)	(250)	(507)	(485)	(279)
Selling, underwriting and general expenses	(75)	(73)	(143)	(121)	(76)

Total benefits, losses and expenses	(338)	(323)	(650)	(606)	(355)

Segment income before income tax	29	41	77	83	52
Income taxes	(10)	(15)	(27)	(29)	(18)

Segment income after tax	$19	$26	$50	$54	$34

Net earned premiums and other considerations by channel:
AMLIC	$147	$152	$306	$278	$60
Independent	124	116	232	229	217

Total	$271	$268	$538	$507	$277

      We acquired AMLIC on October 1, 2000, and therefore the results of AMLIC are included in our Assurant PreNeed segment financial results beginning October 1, 2000.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Total Revenues

      Total revenues increased by $3 million, or 0.8%, from $364 million for the six months ended June 30, 2002, to $367 million for the six months ended June 30, 2003.

      Net earned premiums and other considerations increased by $3 million, or 1%, from $268 million for the six months ended June 30, 2002, to $271 million for the six months ended June 30, 2003. Net earned premiums in our independent channel increased by $8 million in the six months ended June 30, 2003 due to the shift towards more single premium business. This increase was partially offset by a decrease in the six months ended June 30, 2003 of $5 million of net earned premiums in our AMLIC channel due to a decline of 26% in new sales from SCI, AMLIC’s principal customer.

      Net investment income of $93 million remained the same for the six months ended June 30, 2003, compared to the six months ended June 30, 2002. A 9% increase in average invested assets was offset by a 50 basis point decrease in the annualized investment yield of 7.14% at June 30, 2002, to 6.64% at June 30, 2003. This rate decline reduced net investment income by $7 million for the six months ended June 30, 2003, over 2002 levels. This decline in yields was due to the lower interest rate environment and the restructuring of the portfolio in 2002 to improve credit quality.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $15 million, or 5%, from $323 million for the six months ended June 30, 2002, to $338 million for the six months ended June 30, 2003.

      Policyholder benefits increased by $13 million, or 5%, from $250 million for the six months ended June 30, 2002, to $263 million for the six months ended June 30, 2003. This was due to the normal growth in the inforce block of business.

      Selling, underwriting and general expenses increased by $2 million, or 3%, from $73 million for the six months ended June 30, 2002, to $75 million for the six months ended June 30, 2003. Amortization of DAC and VOBA increased by $6 million in the six months ended June 30, 2003, principally due to a larger in force block of business and the increased sales of single pay policies versus plans paid over a three-, five- or ten-year period. The acquisition costs on single pay plans are amortized in the year of issue, causing the increase in expense levels in the six months ended June 30, 2003 over the comparable period in 2002. Offsetting this increase was a decrease of $6 million in commission, taxes, licenses and fees during the six months ended June 30, 2003, due to the drop in new sales. General expenses increased by $3 million during the six months ended June 30, 2003, from the comparable period in 2002.

Segment Income After Tax

      Segment income after tax decreased by $7 million, or 27%, from $26 million for the six months ended June 30, 2002, to $19 million for the six months ended June 30, 2003. This was caused primarily by smaller spreads between our investment yields and rates we credited on pre-funded funeral insurance policies. In extended periods of declining interest rates or high inflation, the profits on pre-funded funeral insurance policies are reduced as a result of the lower spread between investment income earned and the fixed benefits credited to our policyholders. As of June 30, 2003, approximately 70% of Assurant PreNeed’s in force insurance policy reserves related to policies that provide for death benefit growth, some of which provide for minimum death benefit growth pegged to changes in the Consumer Price Index.

      Income taxes decreased by $5 million, or 33%, from $15 million for the six months ended June 30, 2002 to $10 million for the six months ended June 30, 2003, largely consistent with the 29% decrease in segment income before income tax.

Year Ended December 31, 2002 Compared to December 31, 2001

Total Revenues

      Total revenues increased by $38 million, or 6%, from $689 million in 2001 to $727 million in 2002.

      Net earned premiums and other considerations increased by $31 million, or 6%, from $507 million in 2001 to $538 million in 2002. The increase was primarily driven by a $28 million increase in net earned premiums in 2002 in our AMLIC channel due to an increase in the average size of the policies sold. Policy size increased due to a change in packaging of funerals sold by SCI.

      Net investment income increased by $5 million, or 3%, from $179 million in 2001 to $184 million in 2002. An 8% increase in average invested assets in 2002 resulting from the growth in inforce policies resulted in $14 million of additional investment income in 2002. Offsetting the increase in invested assets was a 36 basis point decrease in yield on the investment portfolio from 7.29% in 2001 to 6.93% in 2002 due to the lower interest rate environment and restructuring of the investment portfolio to enhance credit quality. The decline in yields reduced investment income by $9 million in 2002.

      Fees and other income increased by $2 million, or 66%, from $3 million in 2001 to $5 million in 2002.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $44 million, or 7%, from $606 million in 2001 to $650 million in 2002.

      Policyholder benefits increased by $22 million, or 5%, from $485 million in 2001 to $507 million in 2002. The increase in policyholder benefits was consistent with the increase in business written, partially offset by other factors. A portion of our pre-funded funeral insurance policies uses a Consumer Price Index rate as a growth rate credited on policies. The Consumer Price Index rate decreased from 3.36% in 2001 to 1.97% in 2002. This reduced policyholder benefits by $6 million in 2002. In addition, benefit expense increased by $3 million from 2001 to 2002 related to higher customer utilization of an early pay off feature that allows conversion from limited pay policies to single pay policies.

      Selling, underwriting and general expenses increased by $22 million or 18% from $121 million in 2001 to $143 million in 2002. The primary reason for the increase was an increase in amortization of DAC and VOBA of $13 million in 2002, as a result of the increased sales of single pay policies versus plans paid over a three-, five- and ten-year period. The acquisition costs on single pay policies are amortized in the year of issue, thus causing the increase in expense levels in 2002 over 2001. All other expenses increased by $6 million in 2002 from 2001 due primarily to the increase in premiums.

Segment Income After Tax

      Segment income after tax decreased $4 million, or 7%, from $54 million in 2001 to $50 million in 2002. This was caused primarily by smaller spreads between our investment yields and rates we credited to our policyholders. Also, profits were lower due to higher utilization of the early pay off feature described above and higher mortality, offset by the lower Consumer Price Index credited growth.

      Income taxes decreased by $2 million, or 7%, from $29 million in 2001 to $27 million in 2002 which was largely consistent with the 7% decrease in segment income before income tax in 2002.

Year Ended December 31, 2001 Compared to December 31, 2000

Total Revenues

      Total revenues increased by $282 million, or 69%, from $407 million in 2000 to $689 million in 2001.

      Net earned premiums and other considerations increased by $230 million, or 83%, from $277 million in 2000 to $507 million. Excluding the increase to net earned premiums of $218 million due to the acquisition of AMLIC, net earned premiums increased by $13 million primarily due to growth in our independent channel’s inforce block of business and to increased sales from the signing of new large third-party marketing distributors. In late 2000, we began pursuing large third-party marketers as an additional source of distribution, diversifying our traditional channels of captive field representatives and independent agents specializing in pre-funded funeral insurance products.

      Investment income increased by $51 million, or 40%, from $128 million in 2000 to $179 million in 2001. Excluding the net increase to investment income of $47 million due to the acquisition of AMLIC, investment income increased by $4 million. This was primarily due to an increase in yield on the investment portfolio from 7.27% in 2000 to 7.36% in 2001 with the balance of the increase due to growth in assets.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $251 million, or 71%, from $355 million in 2000 to $606 million in 2001.

      Policyholder benefits increased by $206 million, or 74%, from $279 million in 2000 to $485 million in 2001. Excluding the increase to policyholder benefits of $196 million as a result of the acquisition of AMLIC, the policyholder benefits in our independent channel increased by $10 million in 2001, or 4%, consistent with the 6% increase in net earned premiums in 2001.

      Selling, underwriting and general expenses increased by $45 million, or 59%, from $76 million in 2000 to $121 million in 2001. The increase was primarily due to the acquisition of AMLIC.

Segment Income After Tax

      Segment income after tax increased by $20 million, or 59%, from $34 million in 2000 to $54 million in 2001. Increases of $20 million after tax contribution was due to the AMLIC acquisition.

      Income taxes increased by $11 million, or 61%, from $18 million in 2000 to $29 million in 2001. The increase in income tax expense was consistent with the 62% increase in segment income before income tax in 2001.

Corporate and Other

Overview

      The Corporate and Other segment includes activities of the holding company, financing expenses, realized gains (losses) on investments and interest income not allocated to other segments. The Corporate and Other segment also includes (i) the results of operations of FFG (a business we sold on April 2, 2001) and (ii) LTC (a business we sold on March 1, 2000), for the periods prior to their disposition, and amortization of deferred gains associated with the portions of the sales of FFG and LTC sold through reinsurance agreements as described above. The table below presents information regarding our Corporate and Other segment’s results of operations:

	For the
	Six Months		For the
	Ended		Year Ended
	June 30,		December 31,

	2003	2002	2002	2001	2000

	(in millions)
Revenues:
Net earned premiums and other considerations	$—	$—	$—	$58	$217
Net investment income	22	16	40	112	157
Net realized gains (losses) on investments	7	(49)	(118)	(119)	(45)
Amortization of deferred gain on disposal of businesses	35	40	80	68	10
Gain on disposal of businesses	—	11	11	62	12
Fees and other income	1	19	25	67	311

Total revenues	65	37	38	248	662

Benefits, losses and expenses:
Policyholder benefits	—	—	—	(70)	(204)
Selling, underwriting and general expenses	(25)	(21)	(55)	(120)	(437)
Interest expense	—	—	—	(14)	(25)
Distributions on preferred securities of subsidiary trusts	(59)	(59)	(118)	(118)	(110)

Total benefits, losses and expenses	(84)	(80)	(173)	(322)	(776)

Segment income before income tax	(19)	(43)	(135)	(74)	(114)
Income taxes	7	23	61	21	36

Segment income after tax	$(12)	$(20)	$(74)	$(53)	$(78)

      As of June 30, 2003, we had approximately $434 million (pre-tax) of deferred gains that had not yet been amortized. We expect that we will be amortizing deferred gains from dispositions through 2031. The deferred gains are being amortized in a pattern consistent with the expected future reduction of the inforce blocks of business ceded to The Hartford and John Hancock. This reduction is expected to be more rapid in the first few years after sale and to be slower as the liabilities in the block decrease.

      The Corporate and Other segment’s financial results were most affected by the April 2, 2001 sale of FFG. Below are the results of FFG that have been included in the Corporate and Other segment from January 1, 2001 through March 31, 2001, and for 2000:

	For the Year
	Ended
	December 31,

	2001	2000

	(in millions)
Revenues:
Net earned premiums	$49	$196
Net investment income	32	179
Fees and other income	65	304

Total revenues	146	679

Benefits, losses and expenses:
Policyholder benefits	(48)	(211)
Selling, underwriting and general expenses	(86)	(360)

Total benefits, losses and expenses	(134)	(571)

Reportable income results before income tax	12	108
Income taxes	(4)	(33)

Reportable income results after tax	$8	$75

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Total Revenues

      Total revenues increased by $28 million, or 76%, from $37 million for the six months ended June 30, 2002, to $65 million for the six months ended June 30, 2003.

      Net investment income increased by $6 million, or 38%, from $16 million for the six months ended June 30, 2002, to $22 million for the six months ended June 30, 2003.

      Net realized gains on investments improved by $56 million from net realized losses on investments of $49 million for the six months ended June 30, 2002, to net realized gains on investments of $7 million for the six months ended June 30, 2003. Net realized losses on investments are comprised of both other-than-temporary impairments and sales of securities. For the six months ended June 30, 2003, we had other-than-temporary impairments of $16 million, as compared to $38 million for the six months ended June 30, 2002. There were no individual impairments in excess of $10 million for the six months ended June 30, 2003. Impairments of available for sale securities in excess of $10 million for the six months ended June 30, 2002 consisted of a $12 million writedown of fixed maturity investments in AT&T Canada and an $11 million writedown of fixed maturity investments in MCI WorldCom.

      Amortization of deferred gain on disposal of businesses decreased by $5 million, or 13%, from $40 million for the six months ended June 30, 2002, to $35 million for the six months ended June 30, 2003. This decrease was consistent with the run-off of the business ceded to The Hartford and John Hancock.

      Gains on disposal of businesses decreased by $11 million, or 100%, from $11 million for the six months ended June 30, 2002, to $0 for the six months ended June 30, 2003. On June 28, 2002, we sold our investment in NHP, which resulted in pre-tax gains of $11 million in the six months ended June 30, 2002.

      Fees and other income decreased by $18 million, or 95%, from $19 million for the six months ended June 30, 2002 to $1 million for the six months ended June 30, 2003. Fees and other income for the six months ended June 30, 2002 included approximately $14 million of income associated with a settlement true-up of a

1999 sale of a small block of business to a third party and reversal of bad debt allowances due to successful collection of receivables that had been previously written off.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses increased by $4 million, or 5%, from $80 million for the six months ended June 30, 2002, to $84 million for the six months ended June 30, 2003.

      Selling, underwriting and general expenses increased by $4 million, or 19%, from $21 million for the six months ended June 30, 2002, to $25 million for the six months ended June 30, 2003 mainly due to higher corporate expenses.

      Distributions on preferred securities of subsidiary trusts during the six months ended June 30, 2003 remained unchanged from the comparable period in 2002 at $59 million.

Segment Loss After Tax

      Segment loss after tax improved by $8 million, or 40%, from a loss of $20 million for the six months ended June 30, 2002, to a loss of $12 million for the six months ended June 30, 2003.

      Income taxes decreased by $16 million from an income tax benefit of $23 million for the six months ended June 30, 2002, to an income tax benefit of $7 million for the six months ended June 30, 2003. During the six months ended June 30, 2002, we recognized the release of approximately $6 million of previously provided tax accruals which were no longer considered necessary based on the resolution of certain domestic tax matters.

Year Ended December 31, 2002 Compared to December 31, 2001

Total Revenues

      Total revenues decreased by $210 million, or 85%, from $248 million in 2001 to $38 million in 2002.

      Net earned premiums and other considerations decreased by $58 million, or 100%, from $58 million in 2001 to $0 million in 2002 due to the sale of FFG.

      Net investment income decreased by $72 million, or 64%, from $112 million in 2001 to $40 million in 2002. Excluding the $32 million reduction in investment income from the sale of FFG, net investment income decreased in 2002 as a result of a decrease in invested assets because we paid down debt and acquired CORE and DBD.

      Net realized losses on investments decreased by $1 million from $119 million from 2001 to $118 million in 2002. In 2002, we had other-than-temporary impairments of $85 million, as compared to $78 million in 2001. Impairments of available for sale securities in excess of $10 million in 2002 consisted of an $18 million writedown of fixed maturity investments in NRG Energy, a $12 million writedown of fixed maturity investments in AT&T Canada and an $11 million writedown of fixed maturity investments in MCI WorldCom. Impairments of available for sale securities in excess of $10 million in 2001 consisted of a $22 million writedown of fixed maturity investments in Enron.

      Amortization of deferred gain on disposal of businesses increased by $12 million, or 18%, from $68 million in 2001 to $80 million in 2002, mainly due a to full year of amortization of the deferred gain on the sale of FFG as compared to nine months in 2001.

      Gains on disposal of businesses decreased by $51 million, or 82%, from $62 million in 2001 to $11 million in 2002. This decrease was due to the sale of FFG’s mutual fund operations. Also, on June 28, 2002, we sold our investment in NHP, which resulted in pre-tax gains of $11 million in 2002.

      Fees and other income decreased by $42 million, or 63%, from $67 million in 2001 to $25 million in 2002. Excluding the $65 million reduction in other income due to the sale of FFG, fees and other income increased by $23 million in 2002 mainly due to approximately $15 million of income associated with a settlement true-

up of a 1999 sale of a small block of business to a third party and reversal of bad debt allowances due to successful collection of receivables that had been previously written off.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses decreased by $149 million, or 46%, from $322 million in 2001 to $173 million in 2002.

      Policyholder benefits decreased by $70 million, or 100%, from $70 million in 2001 to $0 in 2002. The decrease was entirely due to the sale of FFG.

      Interest expense decreased from $14 million in 2001 to $0 in 2002. We used a portion of the FFG sale proceeds to repay $225 million of debt owed to Fortis Finance.

      Selling, underwriting and general expenses decreased by $65 million, or 54%, from $120 million in 2001 to $55 million in 2002. Excluding the $67 million reduction in selling, underwriting and general expenses due to the sale of FFG, these expenses increased by $2 million from 2001 to 2002 due to increased corporate overhead costs.

      Distributions on preferred securities of subsidiary trusts in 2002 remained unchanged from 2001 at $118 million.

Segment Loss After Tax

      Segment loss after tax increased by $21 million, or 40%, from a $53 million loss in 2001 to a $74 million loss in 2002, primarily due to the sale of FFG.

      Income taxes increased by $40 million, or 190%, from $21 million in 2001 to $61 million in 2002. Excluding the $4 million reduction in income tax expenses due to the sale of FFG, income tax benefit increased by $44 million in 2002. The change in the income tax benefit was largely consistent with the increase in segment losses before income tax. In 2002, we also recognized the release of approximately $13 million of previously provided tax accruals, which were no longer considered necessary based on the resolution of certain domestic tax matters.

Year Ended December 31, 2001 Compared to December 31, 2000

Total Revenues

      Total revenues decreased by $414 million, or 63%, from $662 million in 2000 to $248 million in 2001.

      Net earned premiums and other considerations decreased by $159 million, or 73%, from $217 million in 2000 to $58 million in 2001. The decrease was primarily due to the sale of FFG.

      Net investment income decreased by $45 million, or 29%, from $157 million in 2000 to $112 million in 2001. Excluding the net decrease to investment income of $147 million due to the sale of FFG, net investment income increased by $102 million.

      Net realized losses on investments increased by $74 million, or 164%, from $45 million in 2000 to $119 million in 2001. In 2001, we had other-than-temporary impairments on fixed maturity securities of $78 million, as compared to $5 million in 2000. There were no impairments in excess of $10 million in 2000. Impairments of available for sale securities in excess of $10 million in 2001 consisted of a $22 million writedown of fixed maturity investments in Enron.

      Amortization of deferred gain on disposal of businesses increased by $58 million from $10 million in 2000 to $68 million in 2001, due primarily to the recognition of nine months of amortization of the FFG deferred gain as compared to $0 in 2000.

      Gains on disposal of businesses increased by $50 million from $12 million in 2000 to $62 million in 2001. The increase was due to $62 million of gains recognized on the sale of FFG’s mutual fund management operations in 2001, as compared to $12 million of gains recognized on the sale of ACSIA in 2000.

      Fees and other income decreased by $244 million, or 78%, from $311 million in 2000 to $67 million in 2001. Excluding the net decrease in fees and other income of $239 million in 2001 due to the sale of FFG, fees and other income decreased by $5 million in 2001.

Total Benefits, Losses and Expenses

      Total benefits, losses and expenses decreased by $454 million, or 59%, from $776 million in 2000 to $322 million in 2001.

      Policyholder benefits decreased by $134 million, or 66%, from $204 million in 2000 to $70 million in 2001. The decrease was primarily due to the sale of FFG.

      Selling, underwriting and general expenses decreased by $317 million, or 73%, from $437 million in 2000 to $120 million in 2001. Excluding the net decrease of $274 million in 2001 due to the sale of FFG, these expenses decreased by $43 million primarily due to two months of selling, underwriting and general expenses in 2000 associated with LTC operations sold to John Hancock on March 1, 2000.

      Interest expense decreased by $11 million, or 44%, from $25 million in 2000 to $14 million in 2001. This decrease was mainly due to the repayment of $225 million of debt in April 2000 owed to Fortis Finance.

      Distributions on preferred securities of subsidiary trusts increased by $8 million, or 7%, from $110 million in 2000 to $118 million in 2001. The increase was primarily due to the reflection of twelve months of distributions related to the trust capital securities.

Segment Loss After Tax

      Segment loss after tax improved by $25 million from a $78 million loss in 2000 to a $53 million loss in 2001.

      Income taxes decreased $15 million from a benefit of $36 million in 2000 to a benefit of $21 million in 2001. Excluding the net $29 million reduction in income tax expense due to the sale of FFG, income tax increased by $20 million. This increase was largely consistent with the increase in pre-tax gains on disposal of businesses in 2001.

Investments

      The following table shows the carrying value of our investments by type of security as of the dates indicated:

	As of		As of		As of
	June 30,		December 31,		December 31,
	2003		2002		2001

	(in millions)
Fixed maturities	$8,766	82%	$8,036	80%	$7,630	79%
Equity securities	446	4	272	3	247	3
Commercial mortgage loans on real estate	870	8	842	8	869	9
Policy loans	70	1	69	1	68	1
Short-term investments	447	4	684	7	627	7
Other investments	136	1	126	1	159	1

Total investments	$10,735	100%	$10,029	100%	$9,601	100%

      Of our fixed maturity securities shown above, 71% and 75% were invested in securities rated “A” or better, as of June 30, 2003 and December 31, 2002, respectively. As interest rates decrease, the market value of fixed maturity securities increases.

      The following table provides the cumulative net unrealized gains (pre-tax) on fixed maturity securities and equity securities as of the dates indicated:

	As of	As of	As of
	June 30, 2003	December 31, 2002	December 31, 2001

	(in millions)
Fixed maturities:
Amortized cost	$8,066	$7,631	$7,471
Net unrealized gains	700	405	159

Fair value	$8,766	$8,036	$7,630

Equities:
Cost	$422	$265	$243
Net unrealized gains	24	7	4

Fair value	$446	$272	$247

      Net unrealized gains on fixed maturity securities increased by $295 million, or 73%, from December 31, 2002 to June 30, 2003. The increase in net unrealized gains was primarily due to decreases in market interest rates. Yields on 10-year U.S. Treasury bonds decreased by 31 basis points from 3.82% at December 31, 2002 to 3.51% at June 30, 2003.

      Net unrealized gains on fixed maturity securities increased by $246 million, or 155%, from December 31, 2001 to December 31, 2002. Again, this reflected the impact of decreasing market interest rates. Yields on 10-year U.S. Treasury bonds decreased by 121 basis points from 5.03% at December 31, 2001 to 3.82% at December 31, 2002.

      Net unrealized gains on equity securities increased by $17 million, or 237%, from December 31, 2002 to June 30, 2003 and by $3 million, or 75%, from December 31, 2001 to December 31, 2002.

Reserves

      The following table presents reserve information as of the dates indicated:

	As of	As of	As of
	June 30,	December 31,	December 31,
	2003	2002	2001

	(in millions)
Future policy benefits and expenses	$5,850	$5,637	$5,392
Unearned premiums	3,141	3,208	3,267
Claims and benefits payable	3,641	3,544	3,405

Total policy liabilities	$12,632	$12,389	$12,064

      Future policy benefits and expenses increased by $213 million, or 4%, from December 31, 2002 to June 30, 2003 and by $245 million, or 5%, from December 31, 2001 to December 31, 2002. The main contributing factor to these increases was growth in underlying business.

      Unearned premiums decreased by $67 million, or 2%, from December 31, 2002 to June 30, 2003 and by $59 million, or 2%, from December 31, 2001 to December 31, 2002.

      Claims and benefits payable increased by $97 million, or 3%, from December 31, 2002 to June 30, 2003 and increased by $139 million, or 4%, from December 31, 2001 to December 31, 2002. The main contributing factor to these increases was growth in underlying business.

      The following table provides reserve information by our major lines of business for the years ended December 31, 2002 and 2001 as of:

	December 31, 2002			December 31, 2001

	Future			Future
	policy		Claims and	policy		Claims and
	benefits and	Unearned	benefits	benefits and	Unearned	benefits
	expenses	premiums	payable	expenses	premiums	payable

	(in millions)
Long Duration Contracts:
Pre-funded funeral life insurance policies and annuity contracts	$1,991	$3	$15	$1,764	$2	$12
Life insurance no longer offered	693	1	5	704	1	5
Universal life and annuities no longer offered	334	10	12	359	1	20
FFG and LTC disposed businesses	2,619	48	139	2,565	46	120
Short Duration Contracts:
Group term life	—	11	457	—	15	438
Group disability	—	4	1,299	—	4	1,204
Medical and dental	—	126	583	—	108	559
Property	—	739	232	—	603	332
Credit	—	1,387	414	—	1,708	432
Warranties and extended service contracts	—	830	30	—	722	27
All other	—	49	358	—	57	256

Total policy liabilities	$5,637	$3,208	$3,544	$5,392	$3,267	$3,405

      For a description of our reserving methodology, see Note 14 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Reinsurance

      The following table sets forth our reinsurance recoverables as of the dates indicated:

	As of	As of	As of
	June 30,	December 31,	December 31,
	2003	2002	2001

	(in millions)
Reinsurance recoverables	$4,578	$4,650	$4,752

      Reinsurance recoverables decreased by $72 million, or 2%, from December 31, 2002 to June 30, 2003 and by $102 million, or 2%, from December 31, 2001 to December 31, 2002. We have used reinsurance to exit certain businesses, such as the dispositions of FFG and LTC. The reinsurance recoverables relating to these dispositions amounted to $2,378 million at December 31, 2002 and $2,294 million at December 31, 2001.

      In the ordinary course of business, we are involved in both the assumption and cession of reinsurance with non-affiliated companies. The following table provides details of the reinsurance recoverables balance for the years ended December 31:

	2002	2001

	(in millions)
Ceded future policyholder benefits and expense	$2,452	$2,348
Ceded unearned premium	1,247	1,496
Ceded claims and benefits payable	757	738
Ceded paid losses	194	170

Total	$4,650	$4,752

      We utilize ceded reinsurance for loss protection and capital management, business dispositions and, in the Assurant Solutions segment, for client risk and profit sharing.

Loss Protection and Capital Management

      As part of our overall risk and capacity management strategy, we purchase reinsurance for certain risks underwritten by our various business segments, including significant individual or catastrophic claims, and to free up capital to enable us to write additional business.

      For those product lines where there is exposure to catastrophes, we closely monitor and manage the aggregate risk exposure by geographic area, and we have entered into reinsurance treaties to manage exposure to these types of events.

      Under indemnity reinsurance transactions in which we are the ceding insurer, we remain liable for policy claims if the assuming company fails to meet its obligations. To limit this risk, we have control procedures to evaluate the financial condition of reinsurers and to monitor the concentration of credit risk to minimize this exposure. The selection of reinsurance companies is based on criteria related to solvency and reliability and, to a lesser degree, diversification as well as developing strong relationships with our reinsurance partners for the sharing of risks.

Business Dispositions

      We have used reinsurance to exit certain businesses, such as the dispositions of FFG and LTC. Reinsurance was used in these cases to facilitate the transactions because the businesses shared legal entities with business segments that we retained. Assets backing liabilities ceded relating to these businesses are held in trusts, and the separate accounts relating to FFG are still reflected in our balance sheet.

      The reinsurance recoverable from The Hartford was $1,680 million and $1,748 million as of December 31, 2002 and 2001, respectively. The reinsurance recoverable from John Hancock was $693 million and $546 million as of December 31, 2002 and 2001, respectively. We would be responsible to administer this business in the event of a default by reinsurers. In addition, under the reinsurance agreement, The Hartford is obligated to contribute funds to increase the value of the separate accounts relating to the business sold if such value declines. If The Hartford fails to fulfill these obligations, we will be obligated to make these payments.

Assurant Solutions Segment Client Risk and Profit Sharing

      The Assurant Solutions segment writes business produced by its clients, such as mortgage lenders and servicers and financial institutions, and reinsures all or a portion of such business to insurance subsidiaries of the clients. Such arrangements allow significant flexibility in structuring the sharing of risks and profits on the underlying business.

      A substantial portion of Assurant Solutions’ reinsurance activities are related to agreements to reinsure premiums and risk related to business generated by certain clients to the clients’ captive insurance companies or to reinsurance subsidiaries in which the clients have an ownership interest. Through these arrangements, our insurance subsidiaries share some of the premiums and risk related to client-generated business with these clients. When the reinsurance companies are not authorized to do business in our insurance subsidiary’s domiciliary state, our insurance subsidiary obtains collateral, such as a trust or a letter of credit, from the reinsurance company or its affiliate in an amount equal to the outstanding reserves to obtain full financial credit in the domiciliary state for the reinsurance. Our reinsurance agreements do not relieve us from our direct obligation to our insured. Thus, a credit exposure exists to the extent that any reinsurer is unable to meet the obligations assumed in the reinsurance agreements. To minimize our exposure to reinsurance insolvencies, we evaluate the financial condition of our reinsurers and hold substantial collateral (in the form of funds, trusts and letters of credit) as security under the reinsurance agreements. See “—Quantitative and Qualitative Disclosures about Market Risk—Credit Risk.”

Liquidity and Capital Resources

      Assurant, Inc. is a holding company, and as such, has limited direct operations of its own. Our holding company assets consist primarily of the capital stock of our subsidiaries. Accordingly, our future cash flows depend upon the availability of dividends and other statutorily permissible payments from our subsidiaries, such as payments under our tax allocation agreement and under management agreements with our subsidiaries. The ability to pay such dividends and to make such other payments will be limited by applicable laws and regulations of the states in which our subsidiaries are domiciled, which subject our subsidiaries to significant regulatory restrictions. The dividend requirements and regulations vary from state to state and by type of insurance provided by the applicable subsidiary. These laws and regulations require, among other things, our insurance subsidiaries to maintain minimum solvency requirements and limit the amount of dividends these subsidiaries can pay to the holding company. Solvency regulations, capital requirements and rating agencies are some of the factors used in determining the amount of capital used for dividends. For 2003, the maximum amount of distributions our subsidiaries could pay under applicable laws and regulations without prior regulatory approval is $290 million. As a result of statutory accounting for our sales of businesses, we believe that our maximum will be significantly lower for 2004. For a discussion of the various restrictions on our ability and the ability of our subsidiaries to pay dividends, please see “Regulation” and “Description of Share Capital.”

      Dividends and other interest income paid by our subsidiaries totaled $18.5 million for the six months ended June 30, 2003, $15 million for the six months ended June 30, 2002, $186.5 million for the year ended December 31, 2002 and $615.4 million for the year ended December 31, 2001. Figures for 2001 were higher due to a gain on the sale of FFG. We used these cash inflows primarily to pay expenses, to make interest payments on indebtedness and, historically, to make dividend payments to our stockholders.

      The primary sources of funds for our subsidiaries consist of premiums and fees collected, the proceeds from the sales and maturity of investments and investment income. Cash is primarily used to pay insurance claims, agent commissions, operating expenses and taxes. We generally invest our subsidiaries’ excess funds in order to generate income.

      Historically, Fortis has maintained a $1 billion commercial paper facility that we have been able to access for up to $750 million. We use commercial paper to cover any cash shortfalls, which may occur from time to time. We had no commercial paper borrowings during the first six months of 2003 or during the year ended December 31, 2002. In 2001, $235 million in commercial paper was issued and redeemed. There was no outstanding commercial paper at year-end 2001. In connection with our separation from Fortis, we will no longer have access to this facility. Our subsidiaries do not maintain commercial paper or other borrowing facilities at the subsidiary level.

      Our qualified pension plan was under-funded by $95 million at December 31, 2002. In 2003, we made contributions to the pension fund of $19 million in April and $39.6 million in September. In accordance with ERISA, there is no expected minimum funding requirement for 2004 or 2005. Our nonqualified plans, which are unfunded, had a projected benefit obligation of $64 million at December 31, 2002. The expected company payments to retirees under these plans are approximately $4 million per year in 2004 and 2005. Also, our post-retirement plans (other than pension), which are unfunded, had an accumulated post-retirement benefit obligation of $46 million at December 31, 2002. In September 2003, we contributed $5.9 million towards pre-funding these benefits. In addition, the expected company payments to retirees and dependents under the postretirement plan are approximately $1.5 million per year in 2004 and 2005. See Note 16 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

      We estimate that our capital expenditures in connection with our name change and rebranding initiative will be approximately $10 million, which we will expense in 2004. We are not currently planning to make any other significant capital expenditures in 2004 or 2005.

      We anticipate that we will pay to participants in the Fortis Appreciation Incentive Rights Plan (to be renamed the Assurant Appreciation Incentive Rights Plan) an aggregate of approximately $22 million in connection with the cash-out of all outstanding Fortis, Inc. incentive rights. Approximately $11 million of this cash-out was accrued at June 30, 2003. The balance, or approximately $11 million, will be accrued in the fourth quarter of 2003. See “Management — Management Compensation and Incentive Plans — Assurant Appreciation Incentive Rights Plan.”

      In management’s opinion, our subsidiaries’ cash flow from operations together with our income and gains from our investment portfolio will provide sufficient liquidity to meet our needs in the ordinary course of business.

Cash Flows

      We monitor cash flows at both the consolidated and subsidiary levels. Cash flow forecasts at the consolidated and subsidiary levels are provided on a monthly basis, and we use trend and variance analyses to project future cash needs making adjustments to the forecasts when needed.

      The table below shows our recent net cash flows:

	For the
	Six Months		For the
	Ended		Year Ended
	June 30,		December 31,

Net cash provided by (used in):	2003	2002	2002	2001	2000

	(in millions)
Operating activities	$402	$(197)	$395	$536	$533
Investing activities	(387)	(22)	(361)	(175)	(28)
Financing activities	(161)	(21)	(43)	(380)	(429)

Net change in cash	$(146)	$(240)	$(9)	$(19)	$76

      Cash Flows for the Six Months Ended June 30, 2003 and June 30, 2002. The key changes of the net cash outflow of $146 million for the six months ended June 30, 2003 were net purchases of fixed maturity securities of $1,021 million and dividends paid of $160 million, as compared to net purchases of fixed maturity securities of $565 million and dividends paid of $20 million for the six months ended June 30, 2002.

      Cash Flows for the Years Ended December 31, 2002, 2001 and 2000. The key changes of the net cash outflow of $9 million for the year ended December 31, 2002 were net purchases of fixed maturity securities of $1,153 million and maturities of these securities of $861 million. Key changes of the net cash outflow of $19 million for the year ended December 31, 2001 were the sale of FFG for $396 million in cash and changes in our revenues and expenses from operating activities as described above. Key changes of the net cash inflow of $76 million for the year ended December 31, 2000 were $550 million of proceeds received from the issuance of the 2000 trust capital securities and changes in our revenues and expenses from operating activities as described above.

      At June 30, 2003, we had total debt outstanding of $1,470 million, as compared to $1,471 million at December 31, 2002, $1,471 million at December 31, 2001 and $1,475 million at December 31, 2000. This debt consists of trust capital securities, which we classify as mandatorily redeemable preferred securities of subsidiary trusts, and a small amount of mandatorily redeemable preferred stock. See “Description of Share Capital” and “Description of Other Securities” for a description of the terms of these securities.

      The table below shows our cash outflows for distributions and dividends for the periods indicated:

	For the
	Six Months	For the Year Ended
	Ended	December 31,
	June 30,
Security	2003	2002	2001	2000

	(in thousands)
Mandatorily redeemable preferred securities of subsidiary trusts and interest paid	$58,430	$117,114	$133,667	$112,816
Mandatorily redeemable preferred stock dividends	516	1,052	1,053	947
Class A common stock dividends	139,000	—	67,000	—
Class B & C common stock dividends	21,134	41,876	42,298	21,111

Total	$219,080	$160,042	$244,018	$134,874

      See “Capitalization.”

Commitments and Contingencies

      We have obligations and commitments to third parties as a result of our operations. These obligations and commitments are detailed in the table below by maturity date as of the dates indicated:

	As of December 31,

	2003	2004	2005	2006	2007	Thereafter

	(in millions)
Contractual obligations:

Mandatorily redeemable preferred securities of subsidiary trusts	$—	$—	$150	$—	$—	$1,296
Mandatorily redeemable preferred stock	—	—	—	—	—	24
Operating leases	40	35	32	27	23	53

Commitments:

Investment purchases
Outstanding:
—unsettled trades	24	—	—	—	—	—
—commercial mortgage loans on real estate	29	—	—	—	—	—
—other investments	4	—	—	2	30	—
Total obligations and commitments	$97	$35	$182	$29	$53	$1,373

Letters of Credit

      In the normal course of business, letters of credit are issued primarily to support reinsurance arrangements. These letters of credit are supported by commitments with financial institutions. We had approximately $120 million and $109 million of letters of credit outstanding as of June 30, 2003 and December 31, 2002, respectively.

      Additionally, as of June 30, 2003, we had an unused $50 million letter of credit facility.

Quantitative and Qualitative Disclosures about Market Risk

      As a provider of insurance products, effective risk management is fundamental to our ability to protect both our customers’ and stockholders’ interests. We are exposed to potential loss from various market risks, in particular interest rate risk and credit risk. Additionally we are exposed to inflation risk and to a small extent to foreign currency risk.

      Interest rate risk is the possibility the fair value of liabilities will change more or less than the market value of investments in response to changes in interest rates, including changes in the slope or shape of the yield curve and changes in spreads due to credit risks and other factors.

      Credit risk is the possibility that counterparties may not be able to meet payment obligations when they become due. We assume counterparty credit risk in many forms. A counterparty is any person or entity from which cash or other forms of consideration are expected to extinguish a liability or obligation to us. Primarily, our credit risk exposure is concentrated in our fixed income investment portfolio and, to a lesser extent, in our reinsurance recoverables.

      Inflation risk is the possibility that a change in domestic price levels produces an adverse effect on earnings. This typically happens when only one of invested assets or liabilities is indexed to inflation.

      Foreign exchange risk is the possibility that changes in exchange rates produce an adverse effect on earnings and equity when measured in domestic currency. This risk is largest when assets backing liabilities payable in one currency are invested in financial instruments of another currency. Our general principle is to invest in assets that match the currency in which we expect the liabilities to be paid.

Interest Rate Risk

      Interest rate risk arises as we invest substantial funds in interest-sensitive fixed income assets, such as fixed maturity investments, mortgage-backed and asset-backed securities and commercial mortgage loans, primarily in the United States and Canada. There are two forms of interest rate risk—price risk and reinvestment risk. Price risk occurs when fluctuations in interest rates have a direct impact on the market valuation of these investments. As interest rates rise, the market value of these investments falls, and conversely, as interest rates fall, the market value of these investments rises. Reinvestment risk occurs when fluctuations in interest rates have a direct impact on expected cash flows from mortgage-backed and asset-backed securities. As interest rates fall, an increase in prepayments on these assets results in earlier than expected receipt of cash flows forcing us to reinvest the proceeds in an unfavorable lower interest rate environment, and conversely as interest rates rise, a decrease in prepayments on these assets results in later than expected receipt of cash flows forcing us to forgo reinvesting in a favorable higher interest rate environment. As of June 30, 2003, we held $9,771 million at fair market value, or 89.6%, of our total invested assets, in fixed maturity securities, including mortgage-backed and asset-backed securities, and commercial mortgage loans as compared to $9,005 million at fair market value, or 88.3%, at December 31, 2002.

      We expect to manage interest rate risk by selecting investments with characteristics such as duration, yield, currency and liquidity tailored to the anticipated cash outflow characteristics of our insurance and reinsurance liabilities.

      Our group long-term disability reserves are also sensitive to interest rates. Group long-term disability reserves are discounted to the valuation date at the valuation interest rate. The valuation interest rate is determined by taking into consideration actual and expected earned rates on our asset portfolio, with adjustments for investment expenses and provisions for adverse deviation.

      The interest rate sensitivity of our fixed income assets is assessed using hypothetical test scenarios that assume several positive and negative parallel shifts of the underlying yield curves. We have assumed that both the United States and Canadian yield curves have a 100% correlation and, therefore, move together. The individual securities are repriced under each scenario using a valuation model. For investments such as mortgage-backed and asset-backed securities, a prepayment model was used in conjunction with a valuation model. The following table summarizes the results of this analysis for fixed income assets such as fixed maturity, mortgage-backed and asset-backed securities and commercial mortgage loans held in our investment portfolio:

Interest Rate Movement Analysis

of Market Value of Fixed Income Investment Portfolio
As of December 31, 2002

	-100	-50	0	50	100

	(in millions)
Total market value	$9,692	$9,433	$9,185	$8,939	$8,699
% Change in market value from base case	5.5%	2.7%	0.0%	(2.7)%	(5.3)%
$ Change in market value from base case	$507	$248	$—	$(246)	$(486)

Credit Risk

      We have exposure to credit risk primarily as a holder of fixed income securities and by entering into reinsurance cessions.

      Our risk management strategy and investment policy is to invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one issuer. We attempt to limit our credit exposure by imposing fixed maturity portfolio limits on individual issuers based upon credit quality. Currently our portfolio limits are 1.5% for issuers rated AA-and above, 1% for issuers rated A- to A+, 0.75% for issuers rated BBB- to BBB+ and 0.375% for issuers rated BB- to BB+. These portfolio limits are further reduced for certain issuers with whom we have credit exposure on reinsurance agreements. We use the lower of Moody’s or Standard & Poor’s ratings to determine an issuer’s rating. See “Business—Investments.”

      The following table presents our fixed maturity investment portfolio by ratings of the nationally recognized securities rating organizations as of December 31, 2002:

		Percentage of
Rating	Fair Value	Total

	(in millions)
Aaa/Aa/ A	$6,013	75%
Baa	$1,526	19%
Ba	$338	4%
B and lower	$159	2%

Total	$8,036	100%

      We are also exposed to the credit risk of our reinsurers. When we reinsure, we are still liable to our insureds regardless of whether we get reimbursed by our reinsurer. As part of our overall risk and capacity management strategy, we purchase reinsurance for certain risks underwritten by our various business segments as described above under “— Reinsurance.”

      For the vast majority of our reinsurance recoverables, we are protected from the credit risk by using some type of risk mitigation mechanism such as a trust, letter of credit, or by withholding the assets in a modified coinsurance or co-funds-withheld arrangement. For example, reserves of $1,679 million and $693 million as of December 31, 2002 relating to two large coinsurance arrangements with The Hartford and John Hancock, respectively, related to sales of businesses. If the value of the assets in these trusts decreases, The Hartford and John Hancock, as the case may be, will be required to put more assets in the trusts. We may be dependent on the financial condition of The Hartford and John Hancock, whose A.M. Best ratings are currently A+ and A++, respectively. For recoverables totaling approximately $860 million on a statutory basis as of December 31, 2002, these mechanisms are not present; thus, we are dependent solely on the credit of the reinsurer.

Occasionally, the credit worthiness of the reinsurer becomes questionable. See “Risk Factors— Risks Related to Our Company— Reinsurance may not be available or adequate to protect us against losses, and we are subject to the credit risk of reinsurers.” The exposure group by A.M. Best rating of these reinsurers is as follows:

		Pre-Tax Exposure
A.M. Best Classifications	A.M. Best Ratings of Reinsurer	(Statutory Basis)

		(in millions)
Superior	A++ or A+	$510
Excellent	A or A-	117
Very Good	B++ or B+	146
Fair	B or B-	1
Weak and Poor	C and lower	—
Not Rated		86

Total		$860

Inflation Risk

      Inflation risk arises as we invest substantial funds in nominal assets, which are not indexed to the level of inflation, whereas the underlying liabilities are indexed to the level of inflation. Approximately 15% of our pre-funded funeral insurance policies with reserves of approximately $409 million as of June 30, 2003 have death benefits that are guaranteed to grow with the Consumer Price Index. In times of rapidly rising inflation the credited death benefit growth on these liabilities increases relative to the investment income earned on the nominal assets resulting in an adverse impact on earnings. We have partially mitigated this risk by purchasing a contract with payments tied to the Consumer Price Index. See “— Derivatives.”

      In addition, we have inflation risk in our individual and small employer group health insurance businesses to the extent that medical costs increase with inflation and we have not been able to increase premiums to keep pace with inflation.

Foreign Exchange Risk

      We are exposed to some foreign exchange risk arising from our international operations mainly in Canada. We also have limited foreign exchange risk exposure to currencies other than the Canadian dollar, primarily British pounds and Danish krone. Total invested assets denominated in these other currencies were less than 1% of our total invested assets at December 31, 2002.

      Foreign exchange risk is mitigated by matching our liabilities under insurance policies that are payable in foreign currencies with investments that are denominated in such currency. We have not established any hedge to our foreign-currency exchange rate exposure.

      We assess our foreign exchange risk by examining the foreign exchange rate exposure of the excess of invested assets over the statutory reserve liabilities denominated in foreign currency. Two stress scenarios are examined.

      The first scenario assumes a hypothetical 10% immediate change in the foreign exchange rate.

      The second scenario assumes a more severe 2.33 standard deviation event (comparable to a one in 100 probability under a normal distribution).

      The modelling techniques we use to calculate our exposure does not take into account correlation among foreign currency exchange rates or correlation among various markets. Our actual experience may differ from the results noted below due to correlation assumptions utilized or if events occur that were not included in the methodology, such as significant illiquidity or other market events.

      The following table summarizes the results of this analysis:

Adverse impact on the excess of investment assets over the statutory reserve liabilities denominated in foreign currency
As of December 31, 2002

Excess of invested
			assets over		Adverse impact for
	Total invested	Statutory reserve	statutory reserve	Adverse impact for	a 2.33 standard
	assets	liabilities	liabilities	a 10% change in	deviation change in
	(in foreign	(in foreign	(in foreign	exchange rate	exchange rate
Country	currency)	currency)	currency)	(in $)*	(in $)

(in millions)
Canada	CAD 495.4	CAD 339.9	CAD 155.5	$(8.9)	$(10.4)

*	10% depreciation of CAD would cause a $8.9 million loss in the excess of investment assets over the statutory reserve liabilities.

Derivatives

      Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices or the prices of securities or commodities. Derivative financial instruments may be exchange-traded or contracted in the over-the-counter market and include swaps, futures, options and forward contracts.

      Under insurance statutes, our insurance companies may use derivative financial instruments to hedge actual or anticipated changes in their assets or liabilities, to replicate cash market instruments or for certain income-generating activities. These statutes generally prohibit the use of derivatives for speculative purposes. We generally do not use derivative financial instruments.

      On July 1, 2003, we purchased a contract to partially hedge the inflation risk exposure inherent in some of our pre-funded funeral insurance policies.

BUSINESS

Overview

      We pursue a differentiated strategy of building leading positions in specialized market segments for insurance products and related services in North America and selected other markets. We provide creditor-placed homeowners insurance, manufactured housing homeowners insurance, debt protection administration, credit insurance, warranties and extended service contracts, individual health and small employer group health insurance, group dental insurance, group disability insurance, group life insurance and pre-funded funeral insurance. The markets we target are generally complex, have a relatively limited number of competitors and, we believe, offer attractive profit opportunities. In these markets, we leverage the experience of our management team and apply our expertise in risk management, underwriting and business-to-business management, as well as our technological capabilities in complex administration and systems. Through these activities, we seek to generate above-average returns by building on specialized market knowledge, well-established distribution relationships and economies of scale.

      As a result of our strategy, we are a leader in many of our chosen markets and products. In our Assurant Solutions business, we have leadership positions or are partnered with clients who are leaders in creditor-placed homeowners insurance, manufactured housing homeowners insurance and debt protection administration. In our Assurant Employee Benefits business, we are a leading writer of group dental plans measured by the number of master contracts in force. In our Assurant PreNeed business, we are the largest writer of pre-funded funeral insurance measured by face amount of new policies sold. We believe that our leadership positions give us a sustainable competitive advantage in our chosen markets.

      We currently have four decentralized operating business segments to ensure focus on critical activities close to our target markets and customers, while simultaneously providing centralized support in key functions. Each operating business segment has its own experienced management team with the autonomy to make decisions on key operating matters. These managers are eligible to receive incentive-based compensation based in part on operating business segment performance and in part on company-wide performance, thereby encouraging strong business performance and cooperation across all our businesses. At the operating business segment level, we stress disciplined underwriting, careful analysis and constant improvement and product redesign. At the corporate level, we provide support services, including investment, asset/liability matching and capital management, leadership development, information technology support and other administrative and finance functions, enabling the operating business segments to focus on their target markets and distribution relationships while enjoying the economies of scale realized by operating these businesses together. Also, our overall strategy and financial objectives are set and continuously monitored at the corporate level to ensure that our capital resources are being properly allocated.

      We organize and manage our specialized businesses through four operating business segments:

Operating Business	Principal Products and	Principal Distribution	For the Year Ended
Segment	Services	Channels	December 31, 2002

Assurant Solutions			• Total revenues: $2,401 million

Specialty Property	• Creditor-placed homeowners insurance (including tracking services)	• Mortgage lenders and servicers	• Segment income before income tax: $197 million
	• Manufactured housing homeowners insurance	• Manufactured housing lenders, dealers and vertically integrated builders

Consumer Protection	• Debt protection administration • Credit insurance • Warranties and extended service contracts -Appliances -Automobiles and recreational vehicles -Consumer electronics -Wireless devices	• Financial institutions (including credit card issuers) and retailers • Consumer electronics and appliance retailers • Vehicle dealerships
Assurant Health			• Total revenues: $1,912 million
Individual Health	• PPO • Short-term medical insurance • Student medical insurance	• Independent agents • National accounts • Internet	• Segment income before income tax: $144 million
Small Employer Group Health	• PPO	• Independent agents
Assurant Employee Benefits	• Group dental insurance -Employer-paid -Employee-paid • Group disability insurance • Group term life insurance	• Employee benefit advisors • Brokers • DRMS(1)	• Total revenues: $1,455 million • Segment income before income tax: $88 million
Assurant PreNeed	• Pre-funded funeral insurance	• SCI • Independent funeral homes	• Total revenues: $727 million • Segment income before income tax: $77 million

(1)	DRMS refers to Disability Reinsurance Management Services, Inc., one of our wholly owned subsidiaries that provides a turnkey facility to other insurers to write principally group disability insurance.

      We also have a corporate and other segment, which includes activities of the holding company, financing expenses, realized gains (losses) on investments and interest income not allocated to other segments. The Corporate and Other segment also includes (i) the results of operations of FFG (a business we sold on April 2, 2001) and (ii) LTC (a business we sold on March 1, 2000), for the periods prior to their disposition, and amortization of deferred gains associated with the portions of the sales of FFG and LTC sold through reinsurance agreements as described above. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Corporate and Other.”

      For the six months ended June 30, 2003, we generated total revenues of $3,455 million and net income of $164 million. For the year ended December 31, 2002, we generated total revenues of $6,532 million and net income before cumulative effect of change in accounting principle of $260 million. As of June 30, 2003, we had total assets of approximately $22,738 million, including separate accounts. Our A.M. Best financial strength ratings, as of September 25, 2003, were either A (“Excellent”) or A- (“Excellent”) for all of our domestic operating subsidiaries. A rating of “A” is the second highest of ten ratings categories and the highest within the category based on modifiers (i.e., A and A- are “Excellent”) and a rating of “A-” is the second highest of ten ratings categories and the lowest within the category based on modifiers. We view the A.M. Best ratings as most relevant for the purpose of managing our businesses because these ratings relate to capital management at our insurance subsidiaries. These ratings reflect A.M. Best’s opinions of our ability to pay policyholder claims, are not applicable to the securities offered in this prospectus and are not a recommendation to buy, sell or hold any security, including our common stock.

Competitive Strengths

      We believe our competitive strengths include:

•	Leadership Positions in Specialized Markets;

•	Strong Relationships with Key Clients and Distributors;

•	History of Product Innovation and Ability to Adapt to Changing Market Conditions;

•	Disciplined Approach to Underwriting and Risk Management;

•	Prudent Capital Management;

•	Diverse Business Mix and Superior Financial Strength; and

•	Experienced Management Team with Proven Track Record and Entrepreneurial Culture.

      Leadership Positions in Specialized Markets. We are a market leader in many of our chosen markets. We hold a leading position or are partnered with clients who are leaders in creditor-placed homeowners insurance, manufactured housing homeowners insurance, credit insurance and debt protection administration. In addition, we are market leaders in group dental plans and pre-funded funeral insurance. We seek to participate in markets in which there are a limited number of competitors and that allow us to achieve a market leading position by capitalizing on our market expertise and capabilities in complex administration and systems, as well as on our established distribution relationships. We believe that our leadership positions provide us with the opportunity to generate high returns in these niche markets.

      Strong Relationships with Key Clients and Distributors. As a result of our expertise in business-to-business management, we have created strong relationships with our distributors and clients in each of the niche markets we serve. In our Assurant Solutions segment, we have strong long-term relationships in the United States with six out of the ten largest mortgage lenders and servicers, including JPMorgan Chase Bank, Washington Mutual and Wells Fargo Bank, four out of the seven largest manufactured housing builders, including Clayton Homes, four out of the six largest general purpose credit card issuers, including Bank One, Discover, JPMorgan Chase Bank and MBNA, and six out of the ten largest consumer electronics and appliances retailers, including CompUSA, RadioShack and Staples. In our Assurant Health segment, we have exclusive distribution relationships with leading insurance companies, as well as relationships with independent brokers. Through exclusive distribution relationships with companies such as Mutual of Omaha, IPSI, a wholly owned subsidiary of State Farm, and USAA, we gain access to a broad distribution network and a significant number of potential customers. In our Assurant PreNeed segment, we have an exclusive distribution relationship with SCI, the largest funeral provider in North America, as well as relationships with approximately 2,000 funeral homes. We believe that the strength of our distribution relationships enables us to market our products and services to our customers in an effective and efficient manner that would be difficult for our competitors to replicate.

      History of Product Innovation and Ability to Adapt to Changing Market Conditions. We are able to adapt quickly to changing market conditions by tailoring our product and service offerings to the specific needs of our clients. This flexibility has developed, in part, as a result of our entrepreneurial focus and the encouragement of management autonomy at each business segment. By understanding the dynamics of our core markets, we design innovative products and services to seek to sustain profitable growth and market leading positions. For instance, we were one of the first providers of credit insurance to migrate towards fee-based debt protection solutions for our financial institution clients. This has allowed us to meet the evolving needs of our clients. It also has allowed us to continue generating profitable business despite a significant regulatory change that permitted financial institutions to offer debt protection products similar to credit insurance as part of their basic loan agreements with customers without being subject to insurance regulations. Other examples of our innovative products include: warranty products in our property business designed specifically for vertically integrated manufacturers of manufactured homes; specialty products, such as short-term health insurance, to address specific developments in the health insurance market and Medical Savings Account (MSA) features in our individual health products, which we were one of the first companies to offer. In addition, we developed our creditor-placed homeowners insurance business when we perceived a niche market opportunity.

      Disciplined Approach to Underwriting and Risk Management. Our businesses share best practices of disciplined underwriting and risk management. We focus on generating profitability through careful analysis of risks and draw on our experience in core specialized markets. Examples of tools we use to manage our risk include our tele-underwriting program, which enables our trained underwriters to interview individual health insurance applicants over the telephone, as well as our electronic billing service in Assurant Employee Benefits, which enables us to collect more accurate data regarding eligibility of insureds. Also, at Assurant Solutions, in order to align our clients’ interests with ours and to help us to better manage risk exposure, a significant portion of Assurant Solutions’ consumer protection solutions contracts are written on a retrospective commission basis, which permits Assurant Solutions to adjust commissions based on claims experience. Under this contingent commission arrangement, compensation to the financial institutions and other agents distributing our products is predicated upon the actual losses incurred compared to premiums earned after a specific net allowance to Assurant Solutions. We also continually seek to improve and redesign our product offerings based on our underwriting experience. In addition, we closely monitor regulatory and market developments and adapt our approach as we deem necessary to achieve our underwriting and risk management goals. In Assurant Health, for example, we have exited states in which we were not achieving acceptable profitability and have re-entered states where the insurance environments have become more favorable. We are focused on loss containment, and we purchase reinsurance as a risk management tool to diversify risk and protect against unexpected events, such as catastrophes. We believe that our disciplined underwriting and risk management philosophy have enabled us to realize above average financial returns while focusing on our strategic objectives.

      Prudent Capital Management. We focus on generating above-average returns on a risk-adjusted basis from our operating activities. We invest capital in our operating business segments when we identify attractive profit opportunities in our target markets. To the extent that we believe we can achieve, maintain or improve on leadership positions in these markets by deploying our capital and leveraging our expertise and other competitive advantages, we have done so with the expectation of generating high returns. When expected returns have justified continued investment, we have reinvested cash from operations into enhancing and growing our operating business segments through the development of new products and services, additional distribution relationships and other operational improvements. In addition, when we have identified external opportunities that are consistent with these objectives, we have acquired businesses, portfolios, distribution relationships, personnel or other resources. For example, we acquired Protective Life Corporation’s Dental Benefits Division in December 2001. Finally, our management has consistently taken a disciplined approach towards withdrawing capital when businesses are no longer anticipated to meet our expectations. For example, we have exited or divested a number of operations including our LTC division, which was sold to John Hancock in 2000 and our FFG division, which was sold to The Hartford in 2001. We believe we have benefited from having the discipline and flexibility to deploy capital opportunistically and prudently to maximize returns to our stockholders.

      Diverse Business Mix and Superior Financial Strength. We have four operating business segments across distinct areas of the insurance market. These businesses are generally not affected in the same way by economic and operating trends, which we believe allows us to maintain a greater level of financial stability than many of our competitors across business and economic cycles. In addition, as of June 30, 2003, we had $22,738 million of total assets, including separate accounts, and $2,779 million of stockholders’ equity. Our domestic operating subsidiaries have financial strength ratings of A (“Excellent”) or A- (“Excellent”) from A.M. Best, and two of our domestic operating subsidiaries have financial strength ratings of A2 (“Good”) and A3 (“Good”), respectively, from Moody’s. We employ a conservative investment policy and our portfolio primarily consists of high grade fixed income securities. As of June 30, 2003, we had $10,735 million of investments, consisting primarily of investment grade bonds with an average rating of “A”. We believe our solid capital base and overall financial strength allow us to distinguish ourselves from our competitors and continue to enable us to attract clients that are seeking long-term financial stability.

      Experienced Management Team with Proven Track Record and Entrepreneurial Culture. We have a talented and experienced management team both at the corporate level and at each of our business segments. Our management team is led by our President and Chief Executive Officer, J. Kerry Clayton, who has been with our Company or its predecessors for 33 years. Our senior officers have an average tenure of approximately 16 years with our Company and close to 24 years in the insurance and related risk management business. Our management team has successfully managed our business and executed on our specialized niche strategy through numerous business cycles and political and regulatory challenges. Our management team also shares a set of corporate values and promotes a common corporate culture that we believe enables us to leverage business ideas, risk management expertise and focus on regulatory compliance across our businesses. At the same time, we reward and encourage entrepreneurship at each business segment, accomplished in part by our long history of utilizing performance-based compensation systems.

Growth Strategy

      Our objective is to achieve superior financial performance by enhancing our leading positions in our specialized niche insurance and related businesses. We intend to achieve this objective by continuing to execute the following strategies in pursuit of profitable growth:

•	Enhance Market Position in Our Business Lines;

•	Develop New Distribution Channels and Strategic Alliances;

•	Deploy Capital and Resources to Maintain Flexibility and Establish or Enhance Market Leading Positions;

•	Maintain Disciplined Pricing Approach; and

•	Continue to Manage Capital Prudently.

      Enhance Market Position in Our Business Lines. We have leading market positions in several of our business lines. We have been selective in developing our product and service offerings and will continue to focus on providing products and services to those markets that we believe offer attractive growth opportunities. We will also seek to continue penetrating our target markets and expand our market positions by developing and introducing new products and services that are tailored to the specific needs of our clients. For example, we are developing products that are targeted to purchasers of recreational vehicles, cell phones and other consumer products. In addition, we will continue to market our products to our existing client base and seek to identify clients in new target markets such as Brazil, Mexico, Argentina and other countries with emerging middle class populations.

      Develop New Distribution Channels and Strategic Alliances. We have a strong, multi-channel distribution network already in place with leading market participants. These relationships have been critical to our market penetration and growth. We will continue to be selective in developing new distribution channels as we seek to expand our market share, enter new geographic markets and develop new niche businesses. For example, we recently entered into a strategic alliance with GE Consumer Products, which will enable us to sell and administer extended service contracts for consumer electronics, major appliances and other consumer goods to General Electric’s customers.

      Deploy Capital and Resources to Maintain Flexibility and Establish or Enhance Market Leading Positions. We seek to deploy our capital and resources in a manner that provides us with the flexibility to grow internally through product development, new distribution relationships and investments in technology, as well as to pursue acquisitions. As we expand through internal growth and acquisitions, we intend to leverage our expertise in risk management, underwriting and business-to-business management, as well as our technological capabilities in running complex administration systems and support services.

      Maintain Disciplined Pricing Approach. We intend to maintain our disciplined pricing approach by seeking to focus on profitable products and markets and by pursuing a flexible approach to product design. We continuously evaluate the profitability of our products, and we will continue to pursue pricing strategies and adjust our mix of businesses by geography and by product so that we can maintain attractive pricing and margins. We seek to price our products at levels in order to achieve our target profit objectives.

      Continue to Manage Capital Prudently. We intend to manage our capital prudently relative to our risk exposure to maximize profitability and long-term growth in stockholder value. Our capital management strategy is to maintain financial strength through conservative and disciplined risk management practices. We do this through product design, strong underwriting and risk selection and prudent claims management and pricing. In addition, we will maintain our conservative investment portfolio management philosophy and properly manage our invested assets in order to match the duration of our insurance product liabilities. We will continue to manage our business segments with the appropriate level of capital required to obtain the ratings necessary to operate in their markets and to satisfy various regulatory requirements. We will also continue to evaluate ways to reduce costs in each of our business lines, including by streamlining the number of legal entities through which we operate.

Operating Business Segments

      Our business is comprised of four operating business segments: Assurant Solutions; Assurant Health; Assurant Employee Benefits; and Assurant PreNeed. We also have a Corporate and Other segment. Our business segments and the related net earned premiums and other considerations and fees and other income and segment income before income tax generated by those segments are as follows for the periods indicated:

Net Earned Premiums and Other Considerations and Fees and Other Income by Business Segment

	For the Six Months		For the Year
	Ended		Ended
	June 30, 2003		December 31, 2002

		Percentage		Percentage
	$ (in millions)	of Total	$ (in millions)	of Total

Assurant Solutions:
Specialty Property	$358	12%	$583	10%
Consumer Protection	834	27	1,613	27

Total Assurant Solutions	1,192	39	2,196	37

Assurant Health:
Individual	504	16	894	15
Small Employer Group	480	15	963	16

Total Assurant Health	984	31	1,857	31

Assurant Employee Benefits	656	21	1,307	22

Assurant PreNeed	274	9	543	9
Corporate and Other	1	—	25	1

Total Business Segments	$3,107	100%	$5,927	100%

Segment Income (Loss) Before Income Tax by Business Segment

	For the Six Months		For the Year
	Ended		Ended
	June 30, 2003		December 31, 2002

		Percentage		Percentage
	$ (in millions)	of Total	$ (in millions)	of Total

Assurant Solutions	$102	41%	$197	53%
Assurant Health	96	39	143	39
Assurant Employee Benefits	41	16	88	24
Assurant PreNeed	29	12	77	21
Corporate and Other	(19)	(8)	(135)	(37)

Total Business Segments	$248	100%	$370	100%

      The amount of our total revenues, segment income before and after income tax and total assets by segment and the amount of our revenues and long-lived assets by geographic region is set forth in Note 19 to our consolidated financial statements.

Assurant Solutions

      Assurant Solutions has leadership positions or is partnered with clients who are leaders in creditor-placed homeowners insurance and related mortgage tracking services, manufactured housing homeowners insurance and debt protection administration. We develop, underwrite and market our specialty insurance products and services through partnerships with our clients (financial institutions, retailers, manufactured housing and automobile dealers, utilities and other entities) to their customers. We serve our client partners throughout North America, the Caribbean and selected countries in South America and Europe.

      Our principal business lines within our Assurant Solutions segment have experienced growth in varying degrees. Growth in premiums in the homeowners market has been driven by increased home purchase activity due to the low interest rate environment, appreciation in home values and an increasing percentage of the population purchasing homes generally. The manufactured housing market has been more challenging because of a more restrictive lending environment with fewer lenders extending credit and increasingly strict underwriting standards being applied since the late 1990’s. Finally, the domestic consumer credit insurance market has been contracting due to an adverse regulatory environment; however, this decline has been offset somewhat by accelerating growth in the debt protection market. At a recent industry conference, a study was presented that projected growth in the U.S. debt protection market from $500 million in 2000 to $5 billion in 2005. In addition, as the global economy and consumer discretionary spending grows, the international market for consumer insurance is expected to grow. We believe that we are well positioned to benefit from the growth in our key business lines with our broad product and service offerings.

      In Assurant Solutions, we provide specialty property and consumer protection products and services. In our specialty property solutions division, our strategy is to further develop our creditor-placed homeowners and manufactured housing homeowners insurance products and related services in order to maintain our leadership position or partnerships with clients who are leaders and to gain market share in the mortgage and manufactured housing industries, as well as to develop our renters’ insurance product line. In our consumer protection solutions division, we intend to continue to focus on being a low-cost provider of debt protection administration services, to leverage our administrative infrastructure with our large customer base clients and to manage the switch from credit insurance programs to debt protection programs in the United States.

      The following table provides net earned premiums and other considerations, fees and other income and other operating data for Assurant Solutions for the periods indicated:

	For the Six		For the Year
	Months Ended		Ended
	June 30,		December 31,

	2003	2002	2002	2001	2000

	(in millions)
Net earned premiums and other considerations:
Specialty Property	$342	$255	$552	$452	$413
Consumer Protection	782	740	1,525	1,454	1,367

Total	1,124	995	2,077	1,906	1,780
Fees and other income	68	57	119	98	68

Total	$1,192	$1,052	$2,196	$2,004	$1,848

Products and Services

      Specialty Property Solutions. We underwrite a variety of creditor-placed and voluntary homeowners insurance as well as property coverages on manufactured housing, specialty automobiles, including antique automobiles, recreational vehicles, including motorcycles and watercraft, and leased and financed equipment. We also offer complementary programs such as flood insurance, renters’ insurance and various other property coverages. We are a leading provider of creditor-placed and other collateral protection insurance programs, which protect a lender’s interest in homes, manufactured homes and automobiles. We also offer administra-

tion services for some of the largest mortgage lenders and servicers, manufactured housing lenders, dealers and vertically integrated builders and equipment leasing institutions in the United States. Many of our products and services are sold in conjunction with the sale or lease of the underlying property, vehicle or equipment by our clients. Our market strategy is to partner with institutions who are leaders in their chosen markets and therefore can effectively and efficiently distribute our products and services to large customer bases. By partnering with these leaders, we benefit not only from their internally generated growth, but also from the growth they experience as acquirers of other companies or books of business in their respective markets.

      The homeowners insurance product line is our largest line in our specialty property solutions division. The primary program within this line is our creditor-placed homeowners insurance. Creditor-placed homeowners insurance generally consists of fire and dwelling insurance that we provide to ensure collateral protection to a mortgage lender in the event that a homeowner fails to purchase or renew homeowners insurance on a mortgaged dwelling. In our typical arrangements with our mortgage lender and servicer clients, we agree that we will monitor the client’s mortgage loan portfolio over time to verify the existence of homeowners insurance protecting the lender’s interest in the underlying properties. We have developed a proprietary insurance tracking and administration process to verify the existence of insurance on a mortgaged property. In situations where such mortgaged property does not have appropriate insurance and after notification to the mortgageholder of the failure to have such insurance, we issue creditor-placed insurance policies to ensure the mortgaged property is protected. We believe our technology and insurance processing expertise enable us to provide efficient and high quality tracking and administration services.

      We also provide fee-based services to our mortgage lender and servicer clients in the creditor-placed homeowners insurance administration area, which services are complementary to our insurance products. Our ability to offer these services is a critical factor in establishing relationships with our client partners. The vast majority of our mortgage lender and servicer clients outsource their insurance processing to us. These fee-based services include receipt of the insurance-related mail, matching of insurance information to specific loans, payment of insurance premiums on escrowed accounts, insurance-related customer service, loss draft administration and other related services. Our extensive use of technology includes specialized optical character recognition software, automated workflow processes and electronic data interchange processes. We believe that we are a leader in insurance and mortgage tracking services based on the number of mortgage loans tracked.

      The second largest specialty property line in our specialty property solutions division is homeowners insurance for owners of manufactured homes. We primarily distribute our manufactured housing insurance programs utilizing three marketing channels. Our primary channel is our partnerships with the nation’s leading manufactured housing retailers. Through our proprietary premium rating technology, which is integrated with our client partners’ sales process, we are able to offer our property coverages at the time the home is being sold, thus enhancing our ability to penetrate the new home point-of-sale market place. We also offer our programs to independent specialty agents who distribute our products to individuals subsequent to new home purchases. Finally, we perform the collateral tracking and administration services for the nation’s leading manufactured housing lending organizations. Through these partnerships with lending organizations, we place our homeowners coverage on the manufactured home in the event that the homeowner fails to obtain or renew homeowners coverage on the home. In a typical arrangement with a manufactured housing lending organization, we agree to monitor the organization’s portfolio of loans over time to verify the existence of homeowners insurance protecting the organization’s interest in the underlying manufactured homes. We perform collateral tracking and homeowners insurance placement for some of the largest manufactured housing lenders in the country.

      We also provide voluntary homeowners insurance and voluntary manufactured housing homeowners insurance, which generally provide comprehensive coverage for the structure, contents and liability, as well as coverage for floods.

      Consumer Protection Solutions. We offer a broad array of credit insurance programs, debt protection services and product warranties and extended service contracts, all of which are consumer-related, both domestically and in selected international markets. Credit insurance and debt protection programs generally offer a consumer a convenient option to protect a credit card or installment loan in the event of a disability, unemployment or death so that the amount of coverage purchased equals the amount of outstanding debt. Under the credit insurance program, the loan or credit card balance is paid off in the case of death and, in the case of unemployment or disability, payments are made on the loan until the covered holder is employed again or medically able to return to work. Under the terms and conditions of a debt protection agreement, the monthly interest due from a customer may be waived or the monthly payments may be paid for a covered life event, such as disability, unemployment or family leave. Most often in the case of the death of a covered account holder, the debt is extinguished under the debt protection program. Coverage is generally available to all consumers without the underwriting restrictions that apply to term life insurance, such as medical examinations and medical history reports. We are the exclusive provider of debt protection administration services and credit insurance for four of the six largest general purpose credit card issuers in the United States.

      Almost all of the largest credit card issuing institutions in the United States have switched from offering credit insurance to their credit card customers to offering their own banking-approved debt protection programs. Assurant Solutions has been able to maintain all of its major credit card clients as they switched from our credit insurance programs to their debt protection programs. We earn fee income rather than net earned premiums from our debt protection administration services. In addition, margins are lower in debt protection administration than in traditional credit insurance programs. However, because debt protection is not an insurance product, certain costs, such as regulatory costs and costs of capital, are expected to be eliminated as the transition from credit insurance to debt protection administration services continues. The fees from debt protection administration do not fully compensate for the decrease in credit insurance premiums. In addition, we continue to provide credit insurance programs for many of the leading retailers, consumer finance companies and other institutions who are involved in consumer lending transactions.

      We also underwrite, and provide administration services on, extended service and warranty contracts on appliances, consumer electronics, including personal computers, cellular phones and other wireless devices, and vehicles, including automobiles, recreational vehicles and boats. Our strategy is to provide our clients with all aspects of the extended service contract or warranty, including program design, marketing strategy, technologically advanced administration, claims handling and customer service. We believe that we maintain a unique differentiated position in the market place as a provider of both the required administrative infrastructure and insurance underwriting capabilities.

Marketing and Distribution

      Assurant Solutions markets its insurance programs and administration services directly to large financial institutions, mortgage lenders and servicers, credit card issuers, finance companies, automobile retailers, consumer electronics retailers, manufactured housing lenders, dealers and vertically integrated builders and other institutions. Assurant Solutions enters into exclusive and other distribution agreements, typically with terms of one to five years, and develops interdependent systems with its client partners. Through our long-standing relationships, Assurant Solutions has access to numerous potential policyholders and, in partnership with its clients, can tailor its products to suit various market segments. Assurant Solutions maintains a dedicated sales force that establishes and maintains relationships with our clients. We have a disciplined and proven multiple step business development process that is employed by our direct sales force. We maintain a specialized consumer acquisition marketing services group that manages our direct marketing efforts on behalf of our clients.

      In the United States, we have strong distribution relationships with six out of the ten largest mortgage lenders and servicers, four out of the seven largest manufactured housing builders, four out of the six largest general purpose credit card issuers and six out of the ten largest consumer electronics and appliances retailers, with an average relationship of at least 10 years.

Underwriting and Risk Management

      We, along with Assurant Solutions’ predecessors, have over 50 years of experience in providing specialty insurance programs and therefore maintain extensive proprietary actuarial databases and catastrophe models.

This database enables us to better identify and quantify the expected loss experience of particular products and is employed in the design of our products and the establishment of rates.

      We have a disciplined approach to the management of our property product lines. We vigilantly monitor pricing adequacy on a product by region, state, risk and producer. Subject to regulatory considerations, we seek to make timely commission, premium and coverage modifications where we determine them to be appropriate. In addition, we maintain a segregated risk management area for property exposures whose emphasis includes catastrophic exposure management, reinsurance purchasing and analytical review of profitability based on various catastrophe models. We do not underwrite in our creditor-placed homeowners insurance line, as our contracts with our client partners require that we automatically issue these policies, after notice, when a policyholder’s homeowners policy lapses or is terminated.

      A distinct characteristic of our credit insurance programs is that the majority of these products have relatively low exposures. This is because policy size is equal to the size of the installment loan or credit card balance. Thus, loss severity for most of this business is low relative to other insurance companies writing more traditional lines of insurance. For those product lines where there is exposure to catastrophes (for example, our homeowners policies), we closely monitor and manage our aggregate risk exposure by geographic area and have entered into reinsurance treaties to manage our exposure to these types of events.

      Also, a significant portion of Assurant Solutions’ consumer protection solutions contracts with our client partners are written on a retrospective commission basis, which permits Assurant Solutions to adjust commissions based on claims experience. Under this contingent commission arrangement, compensation to the financial institutions and other clients is predicated upon the actual losses incurred compared to premiums earned after a specific net allowance to Assurant Solutions, which we believe aligns our clients’ interests with ours and helps us to better manage risk exposure.

      In Assurant Solutions, our claims processing is highly automated and combines the efficiency of centralized claims handling, customer service centers and the flexibility of field representatives. This flexibility adds significant savings and efficiencies to the claims-handling process. Our claims department also provides automated feedback to help with risk assessment and pricing. In our specialty property solutions division, we complement our automated claims processing with field representatives who manage the claims process on the ground where and when needed.

Assurant Health

      Assurant Health is a writer of individual and short-term major medical health insurance. We also provide small employer group health insurance to employer groups primarily of two to 50 employees in size, and health insurance plans to full-time college students. Our predecessor company first issued medical insurance coverage to individuals in 1912. We serve approximately 1.1 million people throughout the United States. We were one of the first companies to offer an MSA feature as part of our individual health products and we continue to be a provider of MSA-linked individual health policies. MSAs are tax-sheltered savings accounts earmarked for medical expenses and are established in conjunction with one of our PPO or indemnity products.

      We expect growth in our Assurant Health segment to be driven principally by inflation and increases in the cost of providing medical care. We believe that the number of persons covered by individually purchased health insurance in the United States will remain stable at 14.2 million people based upon existing levels of unemployment and job turnover. Similarly, we believe that the number of small employer groups in the United States will continue to remain steady at 5.8 million firms.

      We generally expect medical cost inflation to be the principal driver of growth in this segment; however, reduced funding of health insurance by employers and the increasing attractiveness and flexibility of MSAs could create opportunities for the individual medical insurance market to expand.

      In Assurant Health, we intend to continue to concentrate on developing our product capabilities in the individual health insurance market. From 2000 through June 2003, we have increased the relative percentage of individual health insurance products to our total health insurance products from approximately 30% of premium dollars to approximately 50% of premium dollars. We have pursued a variety of distribution relationships focused on the individual health insurance market. We seek to maintain the lowest combined expense ratio of any of our major competitors serving the health care financing needs of individuals, families and small employer groups.

      The following table provides net earned premiums and other considerations, fees and other income and other operating data for Assurant Health for the periods and as of the dates indicated:

	For the
	Six Months		For the Year
	Ended		Ended
	June 30,		December 31,

	2003	2002	2002	2001	2000

	(in millions, except membership data)
Net earned premiums and other considerations:
Individual	$494	$420	$880	$738	$619
Small employer group	475	484	954	1,100	1,348

Total	969	904	1,834	1,838	1,967
Fees and other income	15	10	23	14	11

Total	$984	$914	$1,857	$1,852	$1,978

Operating statistics:
Loss ratio(1)	65.0%	66.6%	66.6%	71.1%	76.2%
Expense ratio(2)	28.8%	29.0%	29.4%	26.8%	23.8%
Combined ratio(3)	92.8%	94.9%	95.2%	97.3%	99.5%

Membership by product line (in thousands):
Individual	715	650	670	600	500
Small employer group	360	375	355	420	585

Total membership	1,075	1,025	1,025	1,020	1,085

(1)	The loss ratio is equal to policyholder benefits divided by net earned premiums and other considerations.
(2)	The expense ratio is equal to selling, underwriting and general expenses divided by net earned premiums and other considerations and fees and other income.
(3)	The combined ratio is equal to total benefits, losses and expenses divided by net earned premiums and other considerations and fees and other income.

Products and Services

      Individual Health Insurance Products. Assurant Health’s individual health insurance products are sold to individuals, primarily between the ages of 18 and 64 years, and their families who do not have employer-sponsored coverage. Due to increasingly stringent federal and state restrictions relating to insurance policies sold directly to individuals, we emphasize the sale of individual products through associations and trusts that act as the master policyholder for such products. Our association and trust products offer greater flexibility in pricing, underwriting and product design compared to products sold directly to individuals on a true individual policy basis.

      Substantially all of the individual health insurance products we sell are PPO plans, which offer the member the ability to select any health care provider, with benefits reimbursed at a higher level when care is received from a participating network provider. Coverage is typically subject to co-payments or deductibles and coinsurance, with member cost sharing for covered services limited by lifetime policy maximums of $2 million or $3 million, with options to purchase between $6 million and $8 million. Product features often included in these plans are inpatient pre-certification and benefits for preventative services. These products are individually underwritten taking into account the member’s medical history and other factors, and consist primarily of major medical insurance that renews on an annual basis. The remaining products we sell are indemnity, or fee-for-service, plans. Indemnity plans offer the member the ability to select any health care provider for covered services.

      At June 30, 2003 and December 31, 2002, we had total in force medical policies of 281,300 and 264,100, respectively, covering approximately 560,000 and 520,000 individuals, respectively. Approximately 14% and 16% of the individual health insurance products we sold in 2002 and the six months ended June 30, 2003, respectively, included an MSA.

      Assurant Health markets additional products to the individual market: short-term medical insurance and student health coverage plans. The short-term medical insurance product is ideal for individuals who are between jobs or seeking interim coverage before their major medical coverage becomes effective. Short-term medical insurance products are generally sold to individuals with gaps in coverage for six months or less. Student health coverage plans are medical insurance plans sold to full-time college students who are not covered by their parents’ health insurance, are no longer eligible for dependant coverage or are seeking a more comprehensive alternative to a college-sponsored plan.

      Small Employer Health Insurance Products. Our small employer market primarily includes companies with two to 50 employees, although larger employer coverage is available. Our average group size, as of June 30, 2003, was approximately five employees. In the case of our small employer group medical insurance, we underwrite the entire group and examine the medical risk factors of the individuals in the group for forecasting and reserving purposes.

      Substantially all of the small employer health insurance products that we sold in 2002 and the first six months of 2003 were PPO products. At June 30, 2003 and December 31, 2002, we had total in force medical policies for small employer groups of 38,000 and 38,500, respectively, covering approximately 360,000 and 355,000 individuals, respectively.

      We recently introduced Health Reimbursement Accounts (HRAs), which are employer-funded accounts provided to employees for reimbursement of qualifying medical expenses. We also offer certain ancillary products to meet the demands of small employers for life insurance, short-term disability insurance and dental insurance.

Marketing and Distribution

      Our health insurance products are principally marketed to an extensive network of independent agents by Assurant Health distributors. Approximately 150,000 agents had access to Assurant Health products during the 2002 calendar year. We also market our products to individuals through a variety of exclusive and non-exclusive national account partnerships and direct distribution channels. In addition, we market our products through NorthStar Marketing, a wholly owned affiliate that proactively seeks business directly from independent agents. Since 2000, Assurant Health has had an exclusive national marketing agreement with IPSI, a wholly-owned subsidiary of State Farm, pursuant to which IPSI captive agents market Assurant Health’s individual health products. In addition, Assurant Health has exclusive distribution relationships with USAA and Mutual of Omaha to market Assurant Health’s individual health products. All of these arrangements have four-year terms from their commencement dates and are generally terminable upon our bankruptcy or similar proceeding or a breach of a material provision by us. Additionally, some of these arrangements permit termination after a specified notice period. We also have had a long-standing relationship with Health Advocates Alliance, the association through which we provide many of our individual health insurance products. Assurant Health also has had a long-term relationship with Rogers Benefit Group, a national marketing organization with 70 offices. Short-term medical insurance and student health coverage plans are also sold through the Internet by Assurant Health and numerous direct writing agents.

Underwriting and Risk Management

      Assurant Health’s underwriting and risk management capabilities include pricing discipline, policy underwriting, renewal optimization, development and retention of provider networks and claims processing.

      In establishing premium rates for our health care plans, we use underwriting criteria based upon our accumulated actuarial data, with adjustments for factors such as claims experience and member demographics to evaluate anticipated health care costs. Our pricing considers the expected frequency and severity of claims and the costs of providing the necessary coverage, including the cost of administering policy benefits, sales and other administrative costs. State rate regulation significantly affects pricing. Our health insurance operations are subject to a variety of legislative and regulatory requirements and restrictions covering a range of trade and claim settlement practices. State insurance regulatory authorities have broad discretion in approving a health insurer’s proposed rates. In addition, HIPAA requires certain guaranteed issuance and renewability of health insurance coverage for individuals and small employer groups and limits exclusions based on existing conditions.

      In our individual health insurance business, we medically underwrite our applicants and have implemented new programs to improve our underwriting process. These include our tele-underwriting program, which enables individual insurance applicants to be interviewed over the telephone by trained underwriters. Gathering information directly from prospective clients over the telephone greatly reduces the need for costly and time-consuming medical exams and physician reports. We believe this approach leads to lower costs, improved productivity, faster application processing times and improved underwriting information. Our individual underwriting considers not only an applicant’s medical history, but also lifestyle factors such as avocations and alcohol and drug and tobacco use. Our individual health insurance products generally permit us to rescind coverage if an insured has falsified his or her application.

      In our small employer group health insurance business, we underwrite the group on the basis of demographic factors such as age, gender, occupation and geographic location and concentration of the group. In addition, we examine individual-level medical risk factors for forecasting and reserving purposes.

      Assurant Health offers a broad choice of PPO network options in each of its markets and enrolls members in the network that Assurant Health believes reduces our price paid for health care services while providing high quality care. Assurant Health enrolls indemnity customers in selected PPO networks to obtain discounts on provider services that would otherwise not be available. In situations where a customer does not obtain services from a contracted provider, Assurant Health applies various usual and customary fees, which limit the amount paid to providers within specific geographic areas.

      Provider network contracts are a critical dimension in controlling medical costs since there is often a significant difference between a network negotiated rate and the non-discounted rate. To this end, we retain provider networks through a variety of relationships, which include leased networks that contract directly with individual health care providers, proprietary contracts and Private Health Care Systems, Inc. (PHCS). PHCS is a national private company that owned a provider network of approximately 3,600 hospitals and approximately 400,000 physicians as of September 30, 2003. Assurant Health was a co-founder of PHCS, and we currently own 29% of the company. PHCS has a staff solely dedicated to provider relations.

      We seek to manage claim costs in our PPO plans by selecting provider networks that have negotiated favorable arrangements with physicians, hospitals and other health care professionals and requiring participation in our various medical management programs. In addition, we manage costs through extensive underwriting, pricing and product design decisions intended to influence the behavior of our insureds. We provide case management programs and have doctors, nurses and pharmacists on staff who endeavor to manage risks related to medical claims and prescription costs.

      We utilize a broad range of focused traditional cost containment and care management processes across our various product lines to manage risk and to lower costs. These include case management, disease management and pharmacy benefits management programs. Our case management philosophy is built on helping our insureds confront a complex care system to find the appropriate care in a timely and cost effective manner. We believe this approach builds positive relationships with our providers and insureds and helps us achieve cost savings.

      Effective July 1, 2003, Assurant Health transitioned its pharmacy benefits management function to Medco Health Solutions, formerly known as Merck-Medco. Medco Health Solutions has established itself as a leader in its industry with more than 57,000 participating pharmacies nationwide. Through Medco Health Solutions’ advanced technology platforms, Assurant Health is able to access information about customer utilization patterns on a more timely basis to improve its risk management capabilities. In addition to the technology-based advantages, Medco Health Solutions allows us to purchase our pharmacy benefits at competitive prices. Our agreement with Medco Health Solutions expires June 30, 2007. Assurant Health also utilizes copays and deductibles to reduce prescription drug costs.

      We employ approximately 525 claims employees in locations throughout the United States dedicated to Assurant Health. We have an appeals process pursuant to which policyholders can appeal claims decisions made.

Assurant Employee Benefits

      Assurant Employee Benefits is a market leader in group dental benefit plans sponsored by employers and funded through payroll deduction. We are also a leading provider of employer-paid or true group dental, disability and term life insurance products and related services to small and medium-sized employers.

      In our core benefits business, we focus on employer-sponsored programs for employers with typically between 20 and 1,000 employees. We are willing to write programs for employers with more than 1,000 covered employees when they meet our risk profile. At June 30, 2003, substantially all of our coverages in force and 76% of our annualized premiums in force were for employers with less than 1,000 employees. We have a particularly strong emphasis on employers with under 250 employees, which represented approximately 97% and 59% of our in force coverages and premiums, respectively, as of June 30, 2003. Our average in force case size was 57 enrolled employees as of June 30, 2003.

      Growth in our Assurant Employee Benefits segment will be principally driven by increases in the numbers of employees enrolled in our plans, inflation and increases in the cost of providing dental care and, for our group disability and term life business, increases in salaries. We believe that increased penetration of our target employer base could generate growth for this segment. According to the 2003 National Compensation Survey conducted by the Bureau of Labor Statistics, U.S. Department of Labor, in March 2003, 41% of full-time non-agricultural private industry employees lack employer provided or sponsored life insurance coverage, 55% lack short-term disability coverage, 64% lack long-term disability coverage and 60% lack dental coverage. During 2002, according to National Association of Dental Plans and Life Insurance Marketing Research Association studies, approximately $7.2 billion in annualized premiums of group dental, disability and life insurance was sold in the United States. Exclusive of group dental, for which historical data from these sources is not available, the average annual growth rate in sales of the remaining group products for 2000 through 2002 was 5.4% per year. We believe that our broad product and distribution coverage and our expertise in small case underwriting will position us favorably as these markets continue to grow.

      In Assurant Employee Benefits, we intend to build upon a leading position in the employee-paid dental lines in order to expand and grow our portfolio of other employee-paid product offerings and service capabilities, where we have seen higher profits than in the employer-paid lines. We are also focusing our efforts on achieving greater bottom line profitability for our disability product offerings.

      Trends in the U.S. employment market and, in particular, in the cost of the medical benefits component of total compensation, are leading an increasing number of employers to offer new benefits on a voluntary basis. That is, after originally vetting the insurer and typically selecting the particular plan features to be offered, the employer offers the new benefits to employees at their election and at their cost, administered through payroll deduction. Because these products can be economically distributed on this group basis and are convenient to purchase and maintain, they are appealing to employees who might have little opportunity or inclination to purchase similar coverage on an individual basis.

      We believe that voluntary products represent a sizeable growth opportunity. In addition, the specialized skills involved in soliciting employees to enroll and in administering and managing these employer-sponsored group products, provide prospects for differentiation to companies that focus on this opportunity. We have reorganized our home office and sales operations to reflect the strategic importance of this area. Our group sales representatives generally specialize in either voluntary or true group sales. Voluntary and true group representatives collaborate with each other in developing relationships with and providing service to the intermediaries selected by our targeted customers, many of whom are not specialists in either voluntary or true group coverages. In addition, we are investing substantial resources in enhanced enrollment and specialized administrative capabilities for the voluntary market.

      The following table provides net earned premiums and other considerations, fees and other income and other operating data for Assurant Employee Benefits for the periods and as of the dates indicated:

	For the Six
	Months		For the Year
	Ended		Ended
	June 30,		December 31,

	2003	2002	2002	2001	2000

	(in millions, except master contract data)
Net earned premiums and other considerations:
Group dental	$273	$280	$553	$257	$234
Group disability	218	199	400	398	387
Group life	132	142	280	279	282

Total	623	621	1,233	934	903
Fees and other income	33	37	74	39	8

Total	$656	$658	$1,307	$973	$911

Operating statistics:
Loss ratio(1)	75.6%	77.5%	76.6%	79.0%	77.7%
Expense ratio(2)	32.6%	33.0%	32.3%	32.5%	30.7%
Premium persistency ratio(3)	88.5%	89.6%	79.9%	84.3%	88.5%

Number of direct master contracts (rounded to the nearest 100):
Group dental	29,800	(4)	30,300	12,500	12,500
Group disability	26,200	(4)	27,300	28,700	30,100
Group life	25,200	(4)	25,600	25,500	25,500

Total	81,200	(4)	83,200	66,700	68,100

(1)	The loss ratio is equal to policyholder benefits divided by net earned premiums and other considerations.
(2)	The expense ratio is equal to selling, underwriting and general expenses divided by net earned premiums and other considerations and fees and other income.
(3)	The premium persistency ratio is equal to the year-to-date (not annualized) rate at which existing business for all issue years at the beginning of the period remains in force at the end of the period. Persistency is typically higher mid-year than at year-end. The calculations for the year ended December 31, 2002 and the six months ended June 30, 2002 exclude DBD.
(4)	Information not readily available.

      The results of DBD, which we acquired on December 31, 2001, and the results of CORE, which we acquired on July 12, 2001, are included in the financial results of the Assurant Employee Benefits segment beginning in 2002 and July 2001, respectively. DBD at the time of acquisition was a leading provider of voluntary (employee-paid) indemnity dental and prepaid dental coverage for employee groups. CORE at the time of acquisition was a leading national provider of employee absence management services and a major provider of disability reinsurance management services to middle-market insurance carriers.

Products and Services

      Group Dental. Dental benefit plans provide for the funding of necessary or elective dental care. We provide both employee-paid and employer-paid plans. Plans may involve a traditional indemnity, or fee-for-service, arrangement, a PPO, a managed care, or “prepaid,” arrangement, or some combination of these programs with employee choice. In a PPO plan, insureds may select any dental provider, but benefits are reimbursed at a higher level when they visit a provider who participates in the PPO. Coverage is subject to deductibles, coinsurance and annual or lifetime maximums. In a prepaid plan, members must go to participating dentists in order to receive benefits. Depending upon the procedure, dental benefits are provided by participating dentists at either no cost or a nominal co-payment.

      Success in the group dental business requires strong provider network development and management skills, a focus on expense management and a claim system capable of efficiently and accurately adjudicating high volumes of transactions. We own and operate a PPO, Dental Health Alliance, L.L.C., which as of October 1, 2003 had approximately 26,700 referable locations and approximately 18,500 participating dentists nationwide. In addition, we have a marketing arrangement with an independent PPO that adds another approximately 1,700 referable locations and approximately 1,400 participating dentists nationwide. We have also developed local managed care networks in 24 states, which collectively involve approximately 13,400 referable locations and approximately 8,700 participating dentists. The number of referable locations in our dental PPO and managed care networks have grown by approximately 35% and 10%, respectively, from January 1, 2000 to October 1, 2003.

      In addition to fully insured dental benefits, we also offer administrative services only (ASO) for self-funded dental plans. Under this arrangement, the employer or plan sponsor pays Assurant Employee Benefits a fee for providing these services. The self-funded plan is responsible for the claim liability. ASO dental is a viable product option for employers with 100 or more employees. As of October 1, 2003, our block of this business consisted of approximately 200 groups and approximately 96,000 covered employees and, for the nine months ended September 30, 2003, generated $4.5 million of fee revenue.

      As of June 30, 2003 and December 31, 2002, we had approximately 29,800 and 30,300 group dental plans insured or administered through this segment, respectively, covering or involving in each case approximately 1.4 million members.

      Group Disability Insurance. Group disability insurance provides partial replacement of lost earnings for insured employees who become disabled and otherwise qualify for benefits. Our group disability products include both short-term and long-term disability insurance. Group long-term disability insurance provides employees with insurance coverage for loss of income in the event of extended work absences due to sickness or injury. Most policies begin providing benefits following 90 or 180 day waiting periods, and benefits are limited to specified maximums as a percentage of income. Group short-term disability insurance provides coverage for temporary loss of income due to injury or sickness, often effective immediately for accidents and after one week of sickness, for up to 26 weeks, also limited to specified maximums as a percentage of income. As a reflection of both the breadth of our disability product lines and our desire to diversify our risks, we market our disability products across all major industry segments.

      Disability Reinsurance Management Services, Inc., our wholly owned subsidiary, provides insurance carriers that wish to supplement their core product offerings a turnkey facility with which to write group disability insurance. Services we provide to the insurers for a fee include product development, state insurance regulatory filings, underwriting, claims management or any of the other functions typically performed by an insurer’s back office. The risks written by DRMS’ various clients are reinsured into a pool, with the clients generally retaining shares ranging from 0% to 50% of the risks they write. At times, the ceding insurer may also be a reinsurer of one or more of the pools. DRMS administers various aspects of the pools. As the largest reinsurer in the pools, our licensed insurance subsidiary reinsures a substantial majority of the insurance risk that is ceded by the client. Since DRMS clients operate in niches not often reached through our traditional distribution, our participation in the pools enables us, through a form of alternate distribution, to reach customers to whom we would not otherwise have access. In this reinsurance arrangement, we manage through

DRMS both underwriting and the claims adjudication process; therefore, we have more control of critical risk management processes than is normally available in reinsurance arrangements.

      As of June 30, 2003 and December 31, 2002, we had approximately 38,300 and 39,100 group disability plans in force, reinsured or administered on an ASO basis, covering approximately 2.8 million and 3.0 million enrolled employees, respectively.

      Group Term Life Insurance. Group term life insurance is one of the principal means by which working people in the United States provide for their families against the risk of premature death and often the means whereby they obtain lesser amounts of coverage for their spouses, children or domestic partners. Group term life insurance provides coverage to employees, with limited coverage also available to their dependents, for a specified period. Our policies are generally the standard or basic term life insurance offered by employers. Group term life insurance consists primarily of renewable term life insurance with the amount of coverage frequently linked to employees’ earnings, flat amounts or a combination of the two. Employers generally provide a base or foundation level of coverage for their employees and offer the opportunity for employees to increase their coverage to meet specific needs. Also, basic term life insurance is often supplemented with an accidental death or dismemberment policy or rider, which provides additional benefits in the indicated events. Because there are few ways to differentiate an insurer in the area of traditional group term life insurance, we often sell this product line as a complement to our other core employee benefit insurance products.

      As of June 30, 2003 and December 31, 2002, we had approximately 25,200 and 25,600 group life plans in force, covering approximately 1.9 million and 2 million enrolled employees, respectively.

Marketing and Distribution

      We distribute the products of Assurant Employee Benefits primarily through approximately 160 group sales representatives, located in 40 offices in or near major U.S. metropolitan areas. These representatives work through independent employee benefits advisors, including brokers and other intermediaries, to reach our customers, who are primarily small to medium-sized employers. DRMS employs an independent distribution arm tailored to its needs.

      Our marketing efforts concentrate on: (i) the identification of the employee benefit needs of our targeted customers; (ii) the development of tailored products and services designed to meet those needs; (iii) the alignment of our Company with select brokers and other intermediaries who value our approach to the market; and (iv) the promotion of our Company’s brand.

      To operate successfully in the small to medium-sized employer marketplace requires a large and broadly distributed sales force with relationships with the brokers and other intermediaries who act as advisors to those employers in connection with their benefits programs. In many cases, these employers and their advisors rely on us for expertise in matching their needs to the collection of solutions available through group benefit programs. Success also requires systems and work practices suited to a high transaction volume business and the ability to provide a high level of customer service to a large number of clients operating in almost all industries found in the U.S. economy.

Underwriting and Risk Management

      True group products are normally offered to employees on a guaranteed issue basis, meaning that if the group is an acceptable risk, the insurer generally foregoes individual medical underwriting and agrees in advance to accept all applications for insurance from members of the eligible class up to a formula-determined limit. Individual medical underwriting is required on applications for amounts in excess of this limit, or in connection with untimely applications. Our sales representatives and underwriters evaluate the risk characteristics of each prospective insured group and design appropriate plans of insurance. They utilize various techniques such as deductibles, co-payments, guarantee issue limits and waiting periods to control the risk we assume. Voluntary products introduce additional risks due to the fact that employees have some awareness of the risk of loss they personally face, and those employees who believe themselves to be more at risk will be more likely to elect coverage. In order to control these risks, we customize our plan designs to mitigate adverse selection problems. We also require that a minimum percentage of eligible employees elect a voluntary coverage.

      We base the pricing of our products on the expected pay-out of benefits that we calculate using assumptions for mortality, morbidity, interest, expenses and persistency, depending upon the specific product features. Group underwriting takes into account demographic factors such as age, gender and occupation of members of the group as well as the geographic location and concentration of the group. Our disability policies often limit the payment of benefits for certain kinds of conditions, such as pre-existing conditions or disabilities arising from specifically listed medical conditions, in each case as defined in the policies.

      Generally, we are not obligated to accept any risk or group of risks from, or to issue a policy or group of policies to, any employer or intermediary. Requests for coverage are reviewed on their merits and generally a policy is not issued unless the particular risk or group has been examined and approved by our underwriters. Group products are typically written with an initial rate guarantee of two years for disability and life insurance and one year for other group products. They are also written on a guaranteed renewable basis with the right, upon expiration of the guarantee, to re-price to reflect the aggregate experience of our block of business and, where credible, the experience of the group.

      Reflecting both our ability to satisfy a broad range of customers and our desire to prudently diversify our risk, the business underwritten by our Assurant Employee Benefits segment is widely dispersed across geographic areas as well as the industries insured. At June 30, 2003, our top ten states measured by percentage of in force annual premiums contributed approximately 54.4% of our total annualized premiums in force, as detailed below:

Percentage of
Total
Annualized
Premiums in
State	Force

California	11.3%
Texas	7.1
Minnesota	6.3
New York	5.4
Michigan	4.8
Ohio	4.5
Illinois	4.4
Florida	4.0
Alabama	3.3
Wisconsin	3.3

Total	54.4%

      Similarly, at June 30, 2003, our top ten industry segments measured by percentage of in force annual premiums, as aggregated by the first two digits of their standard industry code (SIC), contributed approximately 49.3% of our total annualized premiums in force, as detailed below:

Percentage of
Total
Annualized
Premiums in
SIC Code	Force

80 (Health Services)	9.0%
82 (Educational Services)	8.3
87 (Engineering, Accounting, Management, etc.)	6.2
73 (Business Services)	5.3
50 (Wholesale Trade-Durable)	4.4
81 (Legal Services)	4.2
91 (Government Services)	3.9
86 (Membership Organizations)	2.8
83 (Social Services)	2.7
60 (Finance, Insurance, Real Estate)	2.5

Total	49.3%

      Profitability in all of our product lines is affected by deviations of actual claims experience from expected claims experience, investment returns, persistency and our ability to control our administrative expenses. Also important is the general state of the economy; for example, during a recession the incidence of disability claims tends to increase.

      Our efforts are focused on facilitating claimants’ return to work through a variety of means, including physical therapy, vocational rehabilitation and retraining and workplace accommodation to support the insured. We believe that we were the first U.S. insurance company to develop and market disability insurance contracts aimed explicitly at facilitating recovery of functionality and vocational rehabilitation when disabilities occur. In support of this effort, we also employ or contract with a staff of doctors, nurses and vocational rehabilitation specialists. We also utilize a broad range of outside medical and vocational experts for independent evaluations and local vocational services. Finally, we have an investigations unit focused on individuals who have or may be capable of returning to work but continue to claim benefits. Our dental business utilizes a highly automated claims system focused on rapid handling of claims, with 66% of claims adjudicated within seven calendar days for claims received from January 1, 2003 to and including August 30, 2003.

      We employ approximately 800 claims employees in locations throughout the United States dedicated to the Assurant Employee Benefits segment. We have a comprehensive claims review process, including an appeals process pursuant to which policyholders can appeal claims decisions made.

Assurant PreNeed

      Assurant PreNeed is the market leader in the United States in pre-funded funeral insurance, which provides whole life insurance death benefits or annuity benefits used to fund costs incurred in connection with pre-arranged funerals. We distribute our pre-funded funeral insurance products through two separate channels, our independent channel and our AMLIC channel. Our pre-funded funeral insurance products provide benefits to cover the costs incurred in connection with pre-arranged funeral contracts and are distributed primarily through funeral homes and sold mainly to consumers over the age of 65, with an average issue age of 72. Our pre-funded funeral insurance products are typically structured as whole life insurance policies in the United States and as annuity products in Canada. Our independent channel’s target market is comprised of the 23,000 funeral firms in the United States and Canada, of which 2,000 are active customers.

      With our acquisition of AMLIC in 2000, we have become the market leader in the area of pre-funded funeral insurance based on face amount of policies sold. Through our AMLIC channel, we provide the insurance products and support services for the pre-need activities of SCI, the largest operator of cemeteries and funeral homes in North America. As of June 30, 2003, SCI operated approximately 1,300 funeral service locations in North America. This commission-based arrangement is anchored by an exclusive ten-year marketing agreement, which commenced on October 1, 2000.

      According to public filings, published statistics and our own internal estimates, we believe the U.S. market for insurance funded pre-need policies in 2002 was approximately $2.0 billion based on the face amount of policies sold. According to Conning’s Industry Insight, an industry publication, the pre-funded funeral insurance industry grew by approximately 2.9% annually from 1992 to 2000. We believe the pre-need market will continue to grow at approximately this level in the future. Growth in pre-need sales has been traditionally driven by distribution with a high correlation between new sales of pre-funded funeral insurance and the number of pre-need counselors marketing the product. In addition, as alternative distribution channels are identified, such as targeting affinity groups and employers, we believe growth in this market could accelerate above projected rates.

      In Assurant PreNeed, our strategy in our independent channel is to increase sales potential by strengthening our distribution relationships. We do this by offering marketing support and programs to our funeral firm clients to increase their local market share, providing training for their sales counselors and assisting them in developing direct-to-consumer marketing programs and lead generation and management tools. Through our AMLIC channel our strategy is to reduce SCI’s cost to sell and manage its pre-need operation. We do this by integrating our processes for managing SCI’s insurance production into its process for managing its pre-need business. Additionally, in keeping with our goal of aligning SCI’s interest with ours, our arrangement with SCI is commission-based; however, we compensate SCI with an escalating production-based commission, with a defined maximum.

      The following table provides net earned premiums and other considerations, fees and other income and other operating data for Assurant PreNeed for the periods and as of the dates indicated:

	For the Six
	Months		For the Year
	Ended		Ended
	June 30,		December 31,

	2003	2002	2002	2001	2000

	(in millions)
Net earned premiums and other considerations:
AMLIC	$147	$152	$306	$278	$60
Independent	124	116	232	229	217

Total	$271	$268	$538	$507	$277
Fees and other income	$3	$3	$5	$3	$2

Total	$274	$271	$543	$510	$279

New face sales (life and annuity) net of reinsurance:
AMLIC	$157	$205	$392	$372	$76
Independent and other	157	159	319	258	233

Total	$314	$364	$711	$630	$309

Policies in force	1.70	1.68	1.69	1.67	1.61
Policyholder liabilities	$2,790	$2,580	$2,670	$2,500	$2,330

      We acquired AMLIC on October 1, 2000, and therefore the results of AMLIC are included in our Assurant PreNeed segment financial results beginning in October 2000.

Products

      Pre-Funded Funeral Insurance Policies. Pre-funded funeral insurance provides whole life insurance death benefits or annuity benefits to fund the costs incurred in connection with pre-arranged funeral contracts, or, in a minority of situations, pre-arranged funerals without a pre-arranged funeral contract, which costs typically include funeral firm merchandise and services. Our pre-funded funeral insurance products are typically structured as whole life insurance policies in the United States. In Canada, for regulatory reasons, our pre-funded funeral insurance products are typically structured as annuity contracts for newly issued business. A pre-arranged funeral contract is an arrangement between a funeral firm and an individual whereby the funeral firm agrees to perform the selected funeral upon the individual’s death. The consumer then purchases an insurance policy intended to cover the cost of the pre-arranged funeral, and the funeral home generally becomes the irrevocable assignee, or, in certain cases, the beneficiary, of the insurance policy proceeds. However, the insured may name a beneficiary other than the funeral home. The funeral home agrees to provide the selected funeral at death in exchange for the policy proceeds. Because the death benefit under many of our policies is designed to grow over time, the funeral firm that is the assignee of such a policy has managed some or all of its funeral inflation risk. Consumers have the choice of making their policy payments as a single lump-sum payment or through multi-payment plans that spread payments out over a period of one to ten years. We do not provide any funeral goods and services in connection with our pre-funded funeral insurance policies; these policies pay death benefits in cash only.

Marketing and Distribution

      We distribute our pre-funded funeral insurance products through two distribution channels: the independent channel, which distributes through approximately 2,000 funeral homes and selected third-party general agencies, and our AMLIC channel, which distributes through a partnership with approximately 1,300 SCI-owned locations in North America. Our policies are sold by licensed insurance agents or enrollers who in some cases may also be a funeral director. As of June 30, 2003 and December 31, 2002, the face amount of our contracts sold through our AMLIC channel represented approximately 50% and 55%, respectively, of our total new life and annuity face sales in Assurant PreNeed.

Risk Management

      Assurant PreNeed generally writes whole life insurance policies with increasing death benefits and obtains the majority of its profits through interest rate spreads. Interest rate spreads refer to the difference between the death benefit growth rates on pre-funded funeral insurance policies and the investment returns generated on the assets we hold related to those policies. To manage these spreads, we monitor weekly the movement in new money yields and monthly evaluate our actual net new achievable yields. This information is used by our business segment crediting committee to evaluate rates to be credited on applicable new and in force pre-funded funeral insurance policies and annuities. In addition, our business segment investment committee, including members of the crediting committee, review asset benchmarks and perform asset/ liability matching studies to develop the optimum portfolio to maximize yield and reduce risk.

      In Assurant PreNeed, we utilize prudent underwriting to select and price insurance risks. We regularly monitor mortality assumptions to determine if experience remains consistent with these assumptions and to ensure that our product pricing remains appropriate. We continually review our underwriting, agent and policy contract provisions and pricing guidelines so that our policies remain competitive and supportive of our marketing strategies and profitability goals. Our underwriting policies rely on review procedures with actuarial personnel, in which actual loss experience is examined. Decisions are based on established actuarial pricing and risk selection principles to ensure that our underwriting and pricing guidelines are appropriate.

      Many of our pre-funded whole-life funeral insurance policies have increasing death benefits. As of June 30, 2003, approximately 70% of Assurant PreNeed’s in force insurance policy reserves related to policies that have guaranteed crediting rates or require us to credit rates with changes in the Consumer Price Index. Policies that have rates guaranteed to change with the Consumer Price Index represented approximately 15%

of Assurant PreNeed’s reserves as of June 30, 2003. We have employed risk mitigation strategies to seek to minimize our exposure to a rapid increase in inflation.

Ceded Reinsurance

      Our operating business segments utilize ceded reinsurance for three major business purposes:

•	Loss Protection and Capital Management. As part of our overall risk and capacity management strategy, we purchase reinsurance for certain risks underwritten by our various operating business segments, including significant individual or catastrophic claims, and to free up capital to enable us to write additional business.

•	Business Dispositions. We have used reinsurance to exit certain businesses, such as our FFG division in 2001 and our LTC business in 2000. Reinsurance was used in these cases to facilitate the transactions because the businesses shared legal entities with business units that we retained.

•	Assurant Solutions’ Client Risk and Profit Sharing. Assurant Solutions writes business produced by its clients, such as mortgage lenders and servicers and financial institutions, and reinsures all or a portion of such business to insurance subsidiaries of the clients. Such arrangements allow significant flexibility in structuring the sharing of risks and profits on the underlying business.

Loss Protection and Capital Management

      In a traditional indemnity reinsurance transaction, a reinsurer agrees to indemnify another insurer for part or all of its liability under a policy or policies it has issued for an agreed upon premium. These agreements provide for recovery of a portion of losses and associated loss expenses from reinsurers. The terms of these agreements, which are typical for agreements of this type, generally provide, among other things, for the automatic acceptance by the reinsurer of ceded risks in excess of our retention limits (i.e. the amount of loss per individual risk that we are willing to absorb). For excess of loss coverage, we pay premiums to the reinsurers based on rates negotiated and stated in the treaties. For pro rata reinsurance, we pay premiums to the reinsurers based upon percentages of premiums received by us on the business reinsured. These agreements are generally terminable as to new risks by us or by the reinsurer on appropriate notice; however, termination does not affect risks ceded during the term of the agreement, which generally remain with the reinsurer.

      We work with our operating subsidiaries to develop effective reinsurance arrangements that are consistent with the pricing and operational goals of each operating business segment. For example, Assurant Employee Benefits cedes 100% of monthly disability claims in excess of $10,000 per individual insured. For our group term life business, the maximum amount retained on any one life is $800,000 of life insurance including accidental death, limited to $500,000 in life insurance and $300,000 in accidental death and dismemberment insurance. Amounts in excess of these figures are reinsured with other life insurance companies on a yearly renewable term basis. Assurant Solutions purchases property reinsurance for flood risk, with per property limits of $925,000 in excess of $75,000 per individual loss. This treaty has a per occurrence cap of $2,775,000.

      For those product lines where there is exposure to catastrophes (for example, homeowners’ policies written by Assurant Solutions), we closely monitor and manage our aggregate risk exposure by geographic area and have entered into reinsurance treaties to manage our exposure to these types of events. We purchase catastrophe reinsurance to manage our risk exposure ranging from a one in 250-year to a one in 500-year storm. We maintain $118 million of catastrophic excess of loss coverage for fire, flood and personal liability risks, with a per occurrence retention of the first $20 million. In addition, 90% of Florida hurricane losses in excess of $34 million are covered by the Florida Hurricane Catastrophe Fund (FHCF), with coverage capped at $85 million. This coverage has been in place as of June 1, 2003 and will continue through May 31, 2004. Future FHCF coverage will be determined by the FHCF in accordance with Florida statutes and will depend upon Assurant Solutions’ in force Florida risks and the FHCF claims paying capacity. Also, in Assurant Employee Benefits, we have purchased catastrophic reinsurance coverage in the group term life product line of $30 million in excess of our retention of the first $20 million.

      A significant portion of Assurant Health’s business has been reinsured under non-proportional reinsurance agreements that provide for the reinsurers to indemnify us for losses in a calendar year on combined ratios up to but not exceeding 110%. Such losses, with interest, are offset against any future profits. For calendar years where the combined ratio does not exceed 98%, Assurant Health keeps all the profits on the reinsured business net of the reinsurance fee. For years where the reinsured business is profitable but the combined ratio exceeds 98%, Assurant Health keeps 50% of the profits on the business net of the fee.

      With the exception of a small block of older policy forms, all of the LTC business of John Alden, one of our subsidiaries, has been reinsured with ERC Life Reinsurance Corporation (ERC). All risks and profits generated by the reinsured business have been transferred to ERC. The reserves and premium transferred are in excess of 95% of the direct long-term care amounts generated by John Alden. The remaining small block of long-term care policies in John Alden has been reinsured with John Hancock as part of the sale of that division. See “— Business Dispositions” below.

      Under indemnity reinsurance transactions in which we are the ceding insurer, we remain liable for policy claims if the assuming company fails to meet its obligations. To limit this risk, we have control procedures in place to evaluate the financial condition of reinsurers and to monitor the concentration of credit risk to minimize this exposure. The selection of reinsurance companies is based on criteria related to solvency and reliability and, to a lesser degree, diversification as well as on developing strong relationships with our reinsurance partners for the sharing of risks. At December 31, 2002, 68% of our primary reinsurers (excluding The Hartford and John Hancock) were rated “A” or better by A.M. Best, while 10% of our reinsurers did not have A.M. Best ratings at such date.

      In addition, we also purchase reinsurance when capital requirements and the economic terms of the reinsurance make it appropriate to do so.

Business Dispositions

      We have exited businesses through reinsurance ceded to third parties, such as our 2001 sale of the insurance operations of FFG to The Hartford. The assets backing the liabilities on these businesses are held in a trust. All separate account business and John Alden general account business relating to FFG were transferred through modified coinsurance, a form of proportional reinsurance in which the underlying assets and liabilities are still reflected on the ceding company’s balance sheet. Under this arrangement, The Hartford receives all premiums, pays all claims and funds all reserve increases net of investment income on reserves held. All other FFG business was reinsured by 100% coinsurance, which transfers all affected assets and liabilities as well as all premiums and claims to the assuming company. We would be responsible for administering this business in the event of a default by The Hartford. In addition, under the reinsurance agreement, The Hartford is obligated to contribute funds to increase the value of the separate accounts relating to the business sold if such value declines. If The Hartford fails to fulfill these obligations, we will be obligated to make these payments.

      In 1997, John Alden sold substantially all of its annuity operations to SunAmerica Life Insurance Company (SunAmerica), now a subsidiary of American International Group, Inc. In connection with the sale, John Alden reinsured its existing block of annuity policies to SunAmerica on a coinsurance basis. This coinsurance was initially on an indemnity basis and the parties agreed to transition the business to an assumption basis as soon as practical. In certain states, the transition to an assumption basis is subject to policyholder approval. To the extent that such transition does not take place with respect to any particular policy, the policy will remain reinsured on an indemnity basis. As of June 30, 2003, more than 95% of the ceded annuity reserves had either transitioned to an assumption basis or had lapsed.

      In 2000, we sold all of our LTC operations to John Hancock. In connection with the sale, we reinsured our existing block of long-term care policies to John Hancock on a coinsurance basis. Under the coinsurance agreement, we transferred 100% of the policy reserves and related assets on this block of business to John Hancock, and John Hancock agreed to be responsible for 100% of the policy benefits. The assets backing the liabilities on this business are held in a trust and John Hancock is obligated to fund the trust if the value of the assets is deemed insufficient to fund the liabilities. If John Hancock fails to fulfill these obligations, we will be obligated to make these payments.

Assurant Solutions’ Client Risk and Profit Sharing

      Historically, our insurance subsidiaries in Assurant Solutions have ceded a portion of the premiums and risk related to business generated by certain clients to the client’s captive insurance companies or to reinsurance companies in which the clients have an ownership interest. In some cases, our insurance subsidiaries have assumed a portion of these ceded premiums and risk from the captive insurance companies and reinsurance companies. Through these arrangements, our insurance subsidiaries share some of the premiums and risk related to client-generated business with these clients. When the reinsurance companies are not authorized to do business in our insurance subsidiary’s domiciliary state, our insurance subsidiary obtains collateral, such as a trust or a letter of credit, from the reinsurance company or its affiliate in an amount equal to the outstanding reserves to obtain full financial credit in the domiciliary state for the third-party reinsurance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk — Credit Risk.”

Gross Annualized Premium in Force, Ceded Portion and Net Amount Retained

      The following table details our gross annualized premium in force, the portion that was ceded to reinsurers and the net amount that was retained as of December 31, 2002.

	As of December 31, 2002

				Percentage
	Gross(1)	Ceded	Net	Retained

	(in millions)
Life insurance	$1,893	$796	$1,097	57.9%
Accident and health	4,334	1,046	3,288	75.9
Property and casualty	2,102	805	1,297	61.7

Total consolidated	$8,329	$2,647	$5,682	68.2%

(1)	Gross includes direct plus assumed premiums.

Claims Provisions/ Reserves

      In accordance with industry and accounting practices and applicable insurance laws and regulatory requirements, we establish reserves for payment of claims and claims expenses for claims that arise from our insurance policies. We maintain reserves for future policy benefits and unpaid claims expenses. Policy reserves represent the accumulation of the premiums received that are set aside to provide for future benefits and expenses on claims not yet incurred. Claim reserves are established for future payments and associated expenses not yet due on claims that have already been incurred, whether reported to us or not. Reserves, whether calculated under GAAP or SAP, do not represent an exact calculation of future policy benefits and expenses but are instead estimates made by us using actuarial and statistical procedures. There can be no assurance that any such reserves would be sufficient to fund our future liabilities in all circumstances. Future loss development could require reserves to be increased, which would adversely affect earnings in current and/or future periods. Adjustments to reserve amounts may be required in the event of changes from the assumptions regarding future morbidity, the incidence of disability claims and the rate of recovery, including the effects thereon of inflation and other societal and economic factors, persistency, mortality, property claim frequency and severity and the interest rates used in calculating the reserve amounts. The reserves reflected in our consolidated financial statements are calculated in accordance with GAAP.

      See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Reserves.”

      Reserves are regularly reviewed and updated, using the most current information. Any adjustments are reflected in current results of operations. However, because the establishment of reserves is an inherently uncertain process, there can be no assurance that ultimate losses will not exceed existing reserves.

      Reserves are reviewed at least quarterly by our business segment management.

Investments

      The investment portfolio is a critical part of our business activities and important to our overall profitability. The fundamental investment philosophy is to manage assets, within our stated risk parameters, to generate consistent and high levels of investment income, before gains and losses, while providing a total return that is competitive over the long-term. Our investment team is charged with maintaining safety of principal and sufficient liquidity, managing credit, interest rate, prepayment and market risks, maintaining adequate diversification among asset classes, industry concentrations and individual issuers and adhering to all applicable regulatory requirements.

      We have individual business segments with different needs and characteristics. Hence, our investment approach for each business segment is tailored to that business segment’s needs in terms of asset allocation, liquidity needs and duration of assets and liabilities.

Organization

      The general account is managed by our asset management department, Assurant Asset Management, or AAM. In this capacity, AAM acts as both our investment advisor and our asset manager. As investment advisor, the AAM organization oversees the design and implementation of overall investment policy. As asset manager, AAM is responsible for (i) directly investing those general account assets for which the department has in-house expertise and (ii) selecting and monitoring outside managers for those assets for which AAM has limited expertise. AAM fulfills these roles through its involvement in the establishment of risk management techniques, business segment investment policy and asset benchmark construction and through leadership and participation in our two investment oversight entities: the Company’s risk management committee and the individual business segment investment committees.

      Our risk management committee consists of the Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, Corporate Actuary and Head of Strategic Analysis. It meets quarterly and is responsible for setting overall corporate risk tolerance for the general account. As such, it approves all investment risk limits including those affecting overall portfolio quality, liquidity, duration and asset class concentration. Additionally, it approves the use of new asset classes when appropriate and business segment asset allocation and investment policy.

      The business segment investment committees meet quarterly and are co-chaired by the business segment Chief Financial Officer and either the Head of Fixed Income Investments or the Head of Mortgage and Real Estate Investments. These committees are responsible for setting appropriate asset allocation and investment policy for our specific business segments. Additionally, they monitor investment strategy, performance, pricing and liability cash flows and research and recommend the use of new asset classes.

      These committees, together with AAM, manage the overall risk parameters of our investment portfolios and seek to employ investment policies and strategies that are appropriate for and supportive of the needs of the individual businesses.

      The portfolio and investment performance results are reviewed quarterly with our board of directors.

Investment Process

      Our investment process is initiated by the strategic analysis group within AAM. This group designs an appropriate asset allocation benchmark for each portfolio that is tailored to the associated liabilities and is designed to generate the highest level of investment income available given each business segment’s overall risk tolerance. Although income is the primary objective, total return is a significant secondary objective.

Multiple portfolios are maintained as a result of the legal entity structure within our Company. The maturities of the assets are selected so as to satisfy a duration corridor for each portfolio that is appropriate to its underlying liabilities. Duration is the sensitivity of the portfolio to movements of interest rates. The actual duration is dynamic and will change with time and interest rate movement, as will the liability duration. The duration corridor is chosen by analyzing various risk/reward measures from appropriate asset/liability studies. The duration of our portfolio as of June 30, 2003 and December 31, 2002 was 5.71 and 5.46 years, respectively. This represents the amalgamated duration of our four operating business segments that is directly tied to their liabilities, much of which are short-tail. The average duration of such liabilities is 5.8 years. It is our intent to manage the portfolios such that their duration closely matches the liabilities that they support.

      In addition, the asset allocation benchmark will reflect multiple constraints, such as all risk tolerances established by our risk management committee, appropriate credit structure, prepayment risk tolerance, liquidity requirements, capital efficiency, tax considerations and regulatory and rating agency requirements. The individual benchmarks are then aggregated together to give a total asset profile. Asset management is conducted at the portfolio level; however, risk constraints are also in place for the aggregate portfolio. Each benchmark is reviewed at least annually for appropriateness.

      Our investment portfolios are invested in the following key asset classes: fixed income securities, including mortgage-backed and other asset-backed securities, preferred stocks, commercial mortgage loans and real estate. We intend to begin investing in private placement loans in the fourth quarter of 2003 and ultimately over the next several years to have private placement loans represent 5% of our total invested assets. We do not currently invest new money in equity securities; however, we may do so in the future. As of June 30, 2003, less than 1% of the fair value of our total invested assets was invested in common stock.

      Each month the portfolio holdings are screened for securities whose market price is equal to 85% or less of their original purchase price. Management then makes their assessment as to which of these securities are other than temporarily impaired. Assessment factors include, but are not limited to, the financial condition of the issuer, any collateral held and the length of time the market value of the security has been below cost. Each month the watchlist is discussed at a meeting attended by members of our investment, accounting and finance departments. Each quarter, any security whose price decrease is deemed to have been other than temporarily impaired is written down to its then current market level, with the amount of the writedown reflected in our statement of operations for that quarter. Previously impaired issues are also monitored monthly, with additional writedowns taken quarterly if necessary.

Fixed Income Portfolio Process

      AAM controls the credit risk in the fixed income portfolio through a combination of issuer level credit research and portfolio level credit risk management. At the issuer level, we maintain a credit database that contains both qualitative and quantitative assessments of over 190 issuers and 35 industries. This database is updated regularly by our credit research team and is an integral part of the credit investment process. At the portfolio level, we control credit risk primarily through quality and industry diversification, individual issuer limits based upon credit rating and a sell discipline designed to reduce quickly exposure to deteriorating credits. In addition, we monitor changes in individual security values on a semi-monthly basis in order to identify potential problem credits. This process is also incorporated into our impairment watchlist process.

      The risks in the fixed income portfolio are carefully controlled and monitored. First, AAM customizes the asset allocation benchmark to reflect the risk tolerance for each of our operating business segments. Second, our risk management committee imposes issuer portfolio limits on individual issuers based upon credit quality, which limits are currently 1.5% for issuers rated AA- and above, 1% for issuers rated A- to A+, 0.75% for issuers rated BBB- to BBB+ and 0.375% for issuers rated BB- to BB+. We use the lower of Moody’s or Standard & Poor’s ratings to determine an issuer’s rating. Third, our fixed income investment team sub-divides the portfolio’s BBB-rated holdings by rating notch (i.e., BBB+, BBB, BBB-) and typically imposes lower limits for the lower rated BBB issuers. Our policy is not to purchase non-rated fixed income securities. However, as of June 30, 2003, less than 2% of our fixed maturity securities portfolio was invested in fixed maturity securities that were not rated by Moody’s or Standard & Poor’s. Finally, we give our high yield managers the option to accept investment grade holdings if they are downgraded to below investment grade. If our high yield managers reject such holdings, we will liquidate any such holdings; if the high yield managers accept only a portion of such holdings, we will liquidate the remaining portion of such holdings. The effect of these and other risk controls, some of which are described below, is a highly diversified credit portfolio and a sell discipline designed to reduce exposure to issuers whose credit profile is deteriorating.

      In order to invest in a wide variety of asset classes in our portfolio and to appropriately manage the accompanying risks, we have outsourced the management of almost 15% of our portfolio’s market value. We have engaged Alliance Capital Management Corp. and Wellington Management Co. for high yield investments, Spectrum Asset Management, Inc. and Flaherty & Crumrine Inc. for preferred stock investments and Lancaster Investment Counsel and Phillips Hager & North Investment Management Ltd. for our Canadian investment portfolios. We retain custody control over assets under management by outside managers and have oversight procedures in place for all managers. These procedures include formal investment guidelines, daily transaction updates and periodic portfolio reviews. The outside managers are required to provide research updates for any issuer on the impairment watchlist for which they are responsible. Our agreements with these investment managers are generally terminable by us upon 30 days’ written notice. Additionally, we have recently entered into an agreement to outsource our new private placement loan investment program to Prudential Private Placement Investors, LP.

Commercial Mortgage Loans Investment Process

      We originate fixed rate, first commercial mortgage loans through a nationwide group of exclusive, regional mortgage correspondents. We have a mortgage loan committee within AAM that is responsible for the approval of our mortgage loan related investments. Generally the mortgage correspondents service the loans they originate and we regularly meet with them to help foster a strong working relationship. Every property securing a loan application is inspected and underwritten by our mortgage loan staff prior to approval by our mortgage loan committee, which is comprised of the heads of our commercial mortgage and real estate departments and the vice president of our legal department. Most of the loans are non-recourse and virtually all loans include a “yield maintenance” provision, which compensates us in the event of loan prepayment. We are a portfolio lender and generally hold our commercial mortgage loans to maturity. We typically do not securitize or otherwise sell our commercial mortgage loans.

      Our investment process requires an in-depth review of the loan terms, security and the borrower prior to commitment. We seek geographic and property-type diversification and concentrate on the four following major property types for collateral: office, retail, warehouse and multi-family properties. Our policy is that mortgage loans may not exceed 75% of the market value of the property securing the loan; however, the loans we originate typically are below 70% of the market value. Loan terms generally range from five to 20 years, with amortization of five to 25 years.

      Our commercial mortgage loan portfolio is reviewed monthly for potential problems. All servicers provide monthly delinquencies reports. Problem loans, including delinquencies, foreclosures and loans on the “watch list,” are reviewed monthly. Inspection reports relating to financial, market and physical conditions, among other items, are obtained and reviewed on all loans annually. A potential loss reserve based on historical data adjusted for current expectations is maintained and is typically between 1.25% and 2.25% of commercial mortgage loans on real estate. As of June 30, 2003, the reserve was approximately 2.1% of the unpaid principal of our commercial mortgage loans, or $19 million.

Investment Real Estate Process

      We invest in income-producing commercial properties to generate attractive risk-adjusted returns as well as to generate operating investment income with the potential for capital gains upon sale of the property. We invest with regional operating partners who generally invest capital in the property with us and provide management and leasing services. Our portfolio is diversified by location, property type, operating partner and lease term. Property types include office buildings, warehouse/industrial buildings and multi-family housing.

      Our investment process relies upon thorough market research and extensive due diligence. We maintain regional market information to target potentially attractive real estate markets. Physical, financial and market due diligence is conducted on all potential acquisitions prior to investing. Financial scenarios and resulting income and capital gains for various holding periods are modeled. Modest levels of non-recourse debt are employed to enable us to diversify the portfolio while limiting our equity exposure to this asset class. These investments are made through limited liability companies or limited partnerships.

      Our portfolio is monitored through numerous reports and regular property inspections. Monthly operating statements and quarterly GAAP statements are produced on every property and the results reported quarterly to the business segment investment committee. Internal annual appraisals are performed and every property is appraised by an independent appraiser at least once every three years on a rolling basis. Internal appraisals are updated quarterly to reflect major changes in market conditions or property or leasing conditions. Values are reported on our financial statements on the “equity method.” Market values are reported at the lesser of our internal valuation or the independent appraised value.

      All portfolios are reviewed monthly to insure that they are in compliance with guidelines established by our risk management committee or the established asset allocation for all asset classes. Exceptions are reviewed by our Chief Investment Officer and are corrected by the appropriate asset manager. State and regulatory compliance is reviewed by portfolio and by legal entity at least annually to insure compliance with regulations.

Portfolio Composition

      Our total invested assets were $10,735 million and $10,029 million, or 47% and 45%, of our total assets, as of June 30, 2003 and December 31, 2002, respectively. Our net investment income for the six months ended June 30, 2003 and the year ended December 31, 2002 was 9% and 10%, respectively, of our total revenue, excluding realized investment losses and gains. We had a net realized gain on investments of $7 million for the six months ended June 30, 2003 and a net realized loss on investments of $118 million for the year ended December 31, 2002. Our investment portfolio consists primarily of fixed income securities, including mortgage-backed and other asset-backed securities, preferred stocks, commercial mortgage loans and commercial real estate. As of June 30, 2003 and December 31, 2002, fixed maturity securities accounted for 82% and 80%, respectively, of our total invested assets. The corporate bond portfolio is well diversified across industry classes.

      The following table sets forth the carrying value of the securities held in our investment portfolio at the dates indicated:

		At December 31,
	At June 30,
	2003	2002	2001	2000

	(in thousands)
Fixed maturities	$8,765,857	$8,035,530	$7,630,432	$8,096,779
Equity securities	446,016	271,700	247,139	204,406
Commercial mortgage loans on real estate at amortized cost	869,557	841,940	868,754	1,047,912
Policy loans	69,966	69,377	68,236	213,156
Short-term investments	446,995	684,350	626,727	439,387
Other investments(1)	136,232	125,870	159,217	170,810

Total	$10,734,623	$10,028,767	$9,600,505	$10,172,450

(1)	Includes primarily commercial real estate and limited partnerships.

Investment Results

      The overall income yield on our investments after investment expenses, excluding realized investment gains (losses), was 5.94% on an annualized basis for the six months ended June 30, 2003 and 6.27% for the year ended December 31, 2002. The overall income yield on our investments after investment expenses, including realized gains (losses), was 6.09% on an annualized basis for the six months ended June 30, 2003 and 5.09% for the year ended December 31, 2002.

      The following table sets forth the income yield and net investment income, excluding realized investment gains/(losses), for each major investment category for the periods indicated.

	For the Six Months		For the Year Ended
	Ended June 30, 2003		December 31, 2002

	Yield(1)	Amount	Yield(1)	Amount

	(in thousands)
Fixed maturities	6.19%	$243,075	6.76%	$510,121
Equity securities	6.93%	11,905	8.93%	22,674
Commercial mortgage loans on real estate	8.31%	35,559	9.11%	77,913
Policy loans	5.33%	1,856	5.10%	3,511
Short-term investments	1.42%	4,008	1.30%	8,510
Cash and cash equivalents	0.78%	1,857	1.64%	9,079
Other investments(2)	27.54%	18,044	13.71%	19,546
Investment income before investment expenses	6.15%	316,304	6.46%	651,354
Investment expenses		(10,419)		(19,526)

Net investment income	5.94%	$305,885	6.27%	$631,828

(1)	The yield is calculated by dividing income by average assets. The yield calculation for the six months ended June 30, 2003 is presented on an annualized basis and includes the average of asset positions as of December 31, 2002 and June 30, 2003. The yield calculation for the year ended December 31, 2002 includes the average of asset positions as of December 31, 2001 and December 31, 2002.
(2)	Includes primarily commercial real estate and limited partnerships.

Fixed Maturity Securities

      The amortized cost and fair value of fixed maturity securities at June 30, 2003 and December 31, 2002, by type of issuer, were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(in millions)
At June 30, 2003
U.S. government and government agencies and authorities	$1,710	$70	$—	$1,780
States, municipalities and political subdivisions	193	19	—	212
Foreign governments	272	20	(1)	291
Public utilities	881	106	—	986
All other corporate bonds	5,010	492	(6)	5,496

Total	$8,066	$707	$(7)	$8,765

At December 31, 2002
U.S. government and government agencies and authorities	1,576	71	—	1,647
States, municipalities and political subdivisions	196	15	—	212
Foreign governments	202	19	(17)	204
Public utilities	834	55	(10)	879
All other corporate bonds	4,822	299	(27)	5,094

Total	$7,630	$459	$(54)	$8,036

      For similar information regarding our equity securities, see Note 5 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

      The following table presents our fixed maturity securities portfolio by NAIC designation and the equivalent ratings of the nationally recognized securities rating organizations as of June 30, 2003 and December 31, 2002, as well as the percentage based on fair value, that each designation comprises:

		At June 30, 2003			At December 31, 2002

				Percentage			Percentage
NAIC	Rating Agency	Amortized	Fair	of Total	Amortized	Fair	of Total
Rating	Equivalent	Cost	Value	Fair Value	Cost	Value	Fair Value

		(in millions)
1	Aaa/Aa/A	$5,821	$6,291	71%	$5,672	$6,013	75%
2	Baa	1,736	1,923	22%	1,454	1,526	19%
3	Ba	328	355	4%	333	338	4%
4	B	135	141	2%	108	105	1%
5	Caa and lower	39	46	1%	59	50	1%
6	In or near default	7	10	—	4	4	—

	Total	$8,066	$8,766	100%	$7,630	$8,036	100%

      The amortized cost and fair value of fixed maturity securities at June 30, 2003 and December 31, 2002, by contractual maturity are shown below:

	At June 30, 2003		At December 31, 2002

	Amortized	Fair	Amortized
	Cost	Value	Cost	Fair Value

	(in millions)
Due in one year or less	$280	$285	$271	$274
Due after one year through five years	1,483	1,597	1,990	2,085
Due after five years through ten years	2,081	2,273	1,647	1,732
Due after ten years	2,195	2,510	2,313	2,483

Total	6,039	6,665	6,221	6,574
Mortgage and asset backed securities	2,027	2,101	1,409	1,462

Total	$8,066	$8,766	$7,630	$8,036

      Virtually all of our fixed maturity securities portfolio is publicly traded. We have recently initiated a private placement program and plan to invest approximately $500 million in privately placed securities over the next two years. As of June 30, 2003, over 94% of the fair market value of our fixed maturity securities were dollar denominated. As of June 30, 2003, we had approximately C$500 million invested in Canadian fixed maturity securities; however, these assets directly support Canadian liabilities.

Commercial Mortgage Loans

      We have made commercial mortgage loans, collateralized by the underlying real estate, on properties located throughout the United States. At December 31, 2002, approximately 47% of the outstanding principal balance of commercial mortgage loans was concentrated in the states of California, New York, Connecticut, Pennsylvania and Florida. Although we have a diversified loan portfolio, an economic downturn could have an adverse impact on the ability of our debtors to repay their loans. At December 31, 2002, the outstanding balances of commercial mortgage loans ranged in size from $1 to $10 million with an average outstanding balance of $2 million. Loan commitments outstanding at June 30, 2003 and December 31, 2002 totaled $29 million and $61 million, respectively.

      As of June 30, 2003, approximately $449 million of principal, or 50%, of our commercial mortgage loans before valuation allowance had balloon maturities. A balloon maturity is a loan with larger dollar amounts of payments becoming due in the later years of the loan. The default rate on commercial mortgage loans with balloon payment maturities has historically been higher than the default rate on commercial mortgage loans with standard repayment schedules. Since most of the principal is being repaid at maturity, the amount of loss on a default is generally greater than on other commercial mortgage loans. An increase in defaults on such loans as a result of the foregoing factors could materially adversely affect our financial condition and reduce our profitability.

      We may have liability under environmental protection laws resulting from our commercial mortgage loan portfolio and real estate investments. Under the laws of several states, contamination of a property may give rise to a lien on the property to secure recovery of the costs of cleanup. In some states, this kind of lien has priority over the lien of an existing mortgage against the property, which would impair our ability to foreclose on that property should the related loan be in default. In addition, under the laws of some states and under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, we may be liable for costs of addressing releases or threatened releases of hazardous substances that require remedy at a property securing a mortgage loan held by us.

Investment Real Estate

      We also hold commercial equity real estate as part of our investment portfolio. As of June 30, 2003 and December 31, 2002, we had equity real estate investments with a carrying amount in the range of $60 million to $70 million. We own real estate through real estate joint ventures and partnerships. The main property types within our portfolio are office, industrial/warehouse and multi-family housing.

Competition

      We face competition in each of our businesses; however, we believe that no single competitor competes against us in all of our business lines and the business lines in which we operate are generally characterized by a limited number of competitors. Competition in our operating business segments is based on a number of factors, including quality of service, product features, price, scope of distribution, financial strength ratings and name recognition. The relative importance of these factors depends on the particular product and market. We compete for customers and distributors with insurance companies and other financial services companies in our various businesses.

      Assurant Solutions has numerous competitors in its product lines, but we believe no other company participates in all of the same lines. Competitors include insurance companies and financial institutions. In Assurant Health, our main competitors include health insurance companies and the Blue Cross/ Blue Shield plans in the states in which we write business. In Assurant Employee Benefits, commercial competitors include benefits and life insurance companies as well as not-for-profit Delta Dental plans. In Assurant PreNeed, our main competitors are two pre-need life insurance companies with nationwide representation, Forethought Financial Services and Homesteaders Life Company, and several small regional insurers. While we are among the largest competitors in terms of market share in many of our business lines, in some cases there are one or more major market players in a particular line of business.

      Some of these companies may offer more competitive pricing, greater diversity of distribution, better brand recognition or higher financial strength ratings than we have. Some may also have greater financial resources with which to compete. In addition, many of our insurance products, particularly our group benefits and health insurance policies, are underwritten annually and, accordingly, there is a risk that group purchasers may be able to obtain more favorable terms from competitors rather than renewing coverage with us. The effect of competition may, as a result, adversely affect the persistency of these and other products, as well as our ability to sell products in the future.

Ratings

      Rating organizations continually review the financial positions of insurers, including our insurance subsidiaries. Insurance companies are assigned financial strength ratings by independent rating agencies based upon factors relevant to policyholders. Ratings provide both industry participants and insurance consumers meaningful information on specific insurance companies and are an important factor in establishing the competitive position of insurance companies. All of our active domestic insurance subsidiaries are rated by A.M. Best. A.M. Best maintains a letter scale rating system ranging from “A++” (Superior) to “F” (in liquidation). Two of our insurance subsidiaries, Fortis Benefits Insurance Company and John Alden, are also rated by Moody’s.

      As of September 25, 2003, most of our domestic insurance subsidiaries had A.M. Best financial strength ratings of A (“Excellent”), which is the second highest of ten ratings categories and the highest within the category based on modifiers (i.e., A and A- are “Excellent”). Our other domestic insurance subsidiaries had A.M. Best financial strength ratings of A- (“Excellent”), which is the second highest of ten ratings categories and the lowest within the category based on modifiers.

      Our subsidiaries’ Moody’s financial strength ratings, as of September 25, 2003, were A2 (“Good”), which is the third highest of nine ratings categories and mid-range within the category based on modifiers (i.e., A1, A2 and A3 are “Good”), for Fortis Benefits Insurance Company and A3 (“Good”), which is the third highest of nine ratings categories and the lowest within the category based on modifiers, for John Alden.

      The objective of A.M. Best’s and Moody’s ratings systems is to assist policyholders and to provide an opinion of an insurer’s financial strength, operating performance, strategic position and ability to meet ongoing obligations to its policyholders. These ratings reflect opinions of A.M. Best and Moody’s of our ability to pay policyholder claims, are not applicable to the securities offered in this prospectus and are not a recommendation to buy, sell or hold any security, including our common stock. These ratings are subject to periodic review by and may be revised upward, downward or revoked at the sole discretion of A.M. Best and Moody’s.

Properties

      We own seven properties, including our five buildings that serve as headquarters locations for our operating business segments in Miami, Florida, Atlanta, Georgia, Kansas City, Missouri, Milwaukee, Wisconsin and Rapid City, South Dakota. We lease office space for various offices and service centers located throughout the United States and internationally, including our New York corporate office and Assurant PreNeed’s Atlanta operations. Our leases have terms ranging from month-to-month to ten years. We believe that our owned and leased properties are adequate for our current business operations.

Employees

      As of June 30, 2003, we had approximately 12,200 employees. None of our employees are subject to collective bargaining agreements governing employment with us or represented by labor unions. We believe that we have an excellent relationship with our employees.

Legal Proceedings

      We are regularly involved in litigation in the ordinary course of business, both as a defendant and as a plaintiff. We may from time to time be subject to a variety of legal and regulatory actions relating to our current and past business operations. While we cannot predict the outcome of any pending or future litigation, examination or investigation, we do not believe that any pending matter will have a material adverse effect on our financial condition or results of operations.

      In Assurant Solutions, we are subject to a number of pending actions, primarily in the State of Mississippi, many of which allege that our credit insurance products were packaged and sold with lenders’ products without buyer consent. The judicial climate in Mississippi is such that the outcome of these cases is extremely unpredictable. We have been advised by legal counsel that we have meritorious defenses to all claims being asserted against us. We believe, based on information currently available, that any liabilities that could result are not expected to have a material adverse effect on our financial condition or results of operations.

      American Bankers Insurance Group (ABIG), part of Assurant Solutions, on behalf of certain of its subsidiaries, including American Bankers Insurance Company (ABIC) and American Bankers Life Assurance Company (ABLAC), previously entered into a Consent Order and a comprehensive Compliance Plan with 43 participating states relating to compliance with the often disparate state insurance laws, regulations and administrative interpretations which have been difficult to apply to the marketing of ABIG’s credit insurance products through financial institutions, retailers and other entities offering consumer financing as a regular part of their business. In addition to an initial settlement of $12 million, ABIG agreed to a multi-state market conduct examination commencing November 23, 1999, for review of ABIG’s implementation of the Compliance Plan. A final report was issued on December 19, 2001, and ABIG paid a final settlement of $3 million to participating states.

      In February 2002, the State of Minnesota initiated an enforcement action against ABIC and ABLAC, in connection with certain alleged regulatory violations. Thereafter, ABIC and ABLAC filed suit in Minnesota state court seeking to enjoin the enforcement action because the alleged regulatory matters included within the enforcement action were resolved as a part of the above-described Consent Order and Compliance Plan to which Minnesota was a party. In February 2003, the State of Minnesota, ABIC and ABLAC reached a final settlement of all matters included within the enforcement action and the separate state court action filed by ABIC and ABLAC. Pursuant to the settlement, ABIC and ABLAC each agreed to pay $100,000 to the State of Minnesota and agreed to compensate the state for its investigative costs, which totaled $1.8 million. In addition, ABIC and ABLAC agreed to stop selling insurance in Minnesota for five years, though they could apply for reinstatement in 20 months. Other member companies of Assurant Solutions with product lines that overlap those offered by ABIC and ABLAC currently remain authorized to do business in the State of Minnesota. We do not believe that the effect of the settlement during the next five years will have a material impact on our financial condition or results of operations.

      On October 1, 2003, a grand jury in Mower County, Minnesota issued an indictment of ABIC and two corporate officers of Assurant Solutions. The indictment alleges that ABIC and its two named corporate officers each violated the Minnesota Fair Campaign Practices Act in connection with two contributions by ABIC to the Republican National State Election Committee totaling $15,000. The maximum penalty for ABIC is a $40,000 fine for each alleged violation and/or forfeiture of ABIC’s license to conduct business in Minnesota. Other member companies of Assurant Solutions with product lines that overlap those offered by ABIC remain authorized to conduct business in the State of Minnesota. ABIC believes that it has meritorious defenses to the claims being asserted against it, and we believe, based on information currently available, that any liabilities that could result are not expected to have a material effect on our financial condition or results of operations.

      In addition, one of our subsidiaries, American Reliable Insurance Company (ARIC), participated in certain excess of loss reinsurance programs in the London market and, as a result, reinsured certain personal accident, ransom and kidnap insurance risks from 1995 to 1997. ARIC and a foreign affiliate ceded a portion of these risks to other reinsurers (retrocessionaires). ARIC ceased reinsuring such business in 1997. However, certain risks continued beyond 1997 due to the nature of the reinsurance contracts written. ARIC and some of the other reinsurers involved in the programs are seeking to avoid certain treaties on various grounds, including material misrepresentation and non-disclosure by the ceding companies and intermediaries involved in the programs. Similarly, some of the retrocessionaires are seeking avoidance of certain treaties with ARIC and the other reinsurers. The disputes generally involve multiple layers of reinsurance, and allegations that the reinsurance programs involved interrelated claims “spirals” devised to disproportionately pass claims losses to higher-level reinsurance layers. Many of the companies involved in these programs, including ARIC, are currently involved in negotiations, arbitration and/or litigation between multiple layers of retrocessionaires, reinsurers, ceding companies and intermediaries, including brokers, in an effort to resolve these disputes. Based on information currently available to us, and after consideration of the reserves reflected in our financial statements, we believe that it is not likely that any liabilities we experience in connection with these programs would have a material adverse effect on our financial condition or results of operations. However, the inherent uncertainty of arbitrations and lawsuits, including the uncertainty of estimating whether any settlements we may enter into in the future would be on favorable terms, makes it difficult to predict the outcomes with certainty.

      As a result of regulatory scrutiny of our industry practices or our businesses, such as examinations of race-based premiums charged in the past by two of our acquired subsidiaries, it is possible that we may be subject to legal proceedings in the future relating to those practices and businesses. See “Regulation.”

      See “Risk Factors— Risks Related to Our Industry— Our business is subject to risks related to litigation and regulatory actions.”

REGULATION

United States

State Regulation

General

      Our insurance subsidiaries are subject to regulation in the various states and jurisdictions in which they transact business. The extent of regulation varies, but generally derives from statutes that delegate regulatory, supervisory and administrative authority to a department of insurance in each state. The regulation, supervision and administration relate, among other things, to standards of solvency that must be met and maintained, the payment of dividends, changes of control of insurance companies, the licensing of insurers and their agents, the types of insurance that may be written, guaranty funds, privacy practices, the ability to enter and exit certain insurance markets, the nature of and limitations on investments, premium rates, restrictions on the size of risks that may be insured under a single policy, reserves and provisions for unearned premiums, losses and other obligations, deposits of securities for the benefit of policyholders, payment of sales compensation to third parties, approval of policy forms and the regulation of market conduct, including underwriting and claims practices. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports, prepared under SAP, relating to the financial condition of companies and other matters. Financial examinations completed during the past three years with respect to our operating subsidiaries have not resulted in material negative adjustments to statutory surplus and pending financial and market conduct examinations with respect to these subsidiaries have not identified any material findings to date. Two of our subsidiaries have responded affirmatively to an NAIC survey regarding race-based premiums, resulting in examinations by two state insurance departments. This relates to actions of the subsidiaries or predecessor companies before acquisition by us. One examination has been concluded and one is still in progress and, to date, no penalties have been imposed as a result of these examinations. The amount of in force business as to which these subsidiaries charged race-based premiums is very small, representing less than 1% of the in force block of business of the Company at June 30, 2003. While we do not expect that these examinations will have a material adverse effect on us, there can be no assurance that further examinations or litigation will not occur with respect to race-based premiums.

      In February 2003, two of our subsidiaries, ABIC and ABLAC, reached a final settlement with the State of Minnesota in connection with certain alleged regulatory violations. Pursuant to the settlement, ABIC and ABLAC have agreed to stop selling insurance in Minnesota for five years, though they could apply for reinstatement in 20 months. In addition, ABIC may lose its license to conduct business in the State of Minnesota as a result of alleged violations of the Minnesota Fair Campaign Practices Act. However, other member companies of Assurant Solutions with product lines that overlap those offered by ABIC and ABLAC currently remain authorized to conduct business in the State of Minnesota. See “Business—Legal Proceedings.”

      At the present time, our insurance subsidiaries are collectively licensed to transact business in all 50 states and the District of Columbia, although several of our insurance subsidiaries individually are licensed in only one or a few states. We have insurance subsidiaries domiciled in the states of Alabama, Arizona, Arkansas, Colorado, Delaware, Florida, Georgia, Indiana, Kentucky, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota, Texas, Utah, Wisconsin, and in Puerto Rico.

Regulation of Credit Insurance Products

      Most states and other jurisdictions in which our insurance subsidiaries do business have enacted laws and regulations that apply specifically to consumer credit insurance. The methods of regulation vary but generally relate to, among other things, the amount and term of coverage, the content of required disclosures to debtors, the filing and approval of policy forms and rates, the ability to provide creditor-placed insurance and limitations on the amount of premiums that may be charged and on the amount of compensation that may be paid as a percentage of premiums. In addition, some jurisdictions have enacted or are considering regulations that may limit profitability arising from credit insurance based on underwriting experience.

      The regulation of credit insurance is also affected by judicial activity. For example, recent federal court decisions have enhanced the ability of national banks to engage in activities that effectively compete with our consumer credit insurance business without being subject to various aspects of state insurance regulation.

Regulation of Service Contracts and Warranties

      The extent of regulation over the sale of service contracts and warranties varies considerably from state to state. In the states that do regulate the sales of these products, the regulations generally are less stringent than those applicable to the sale of insurance. For example, most states do not require the filing and approval of contract forms and rates for service contracts and warranties. States that do regulate such contract forms typically require specific wording regarding cancellation rights and regarding the consumer’s rights in the event of a claim. Most states do not require that individual salespersons of service contracts and warranties be licensed as insurance agents. In the states that do require such a license, salespersons may qualify for a limited license to sell service contracts and warranties without meeting the education and examination requirements applicable to insurance agents. In addition, the compensation paid to salespersons of service contracts and warranties is generally not regulated.

Regulation of Health Insurance Products

      State regulation of health insurance products varies from state to state, although all states regulate premium rates, policy forms and underwriting and claims practices to one degree or another. Most states have special rules for health insurance sold to individuals and small groups. For example, a number of states have passed or are considering legislation that would limit the differentials in rates that insurers could charge for health care coverages between new business and renewal business for small groups with similar demographics. Every state has also adopted legislation that would make health insurance available to all small employer groups by requiring coverage of all employees and their dependents, by limiting the applicability of pre-existing conditions exclusions, by requiring insurers to offer a basic plan exempt from certain benefits as well as a standard plan, or by establishing a mechanism to spread the risk of high risk employees to all small group insurers. The U.S. Congress and various state legislators have from time to time proposed changes to the health care system that could affect the relationship between health insurers and their customers, including external review. In addition, various states are considering the adoption of “play or pay” laws requiring that employers either offer health insurance or pay a tax to cover the costs of public health care insurance. We cannot predict with certainty the effect that any proposals, if adopted, or legislative developments could have on our insurance businesses and operations.

      A number of states have enacted new health insurance legislation over the past several years. These laws, among other things, mandate benefits with respect to certain diseases or medical procedures, require health insurers to offer an independent external review of certain coverage decisions and establish health insurer liability. There has also been an increase in legislation regarding, among other things, prompt payment of claims, privacy of personal health information, health insurer liability and relationships between health insurers and providers. We expect that this trend of increased legislation will continue. These laws may have the effect of increasing our costs and expenses.

      In most states in which we operate, we provide our individual health insurance products through an association. The use of associations offers greater flexibility on pricing, underwriting and product design compared to products sold directly to individuals on a true individual policy basis due to the greater regulatory scrutiny of true individual policies. The marketing of health insurance through association groups has recently come under increased scrutiny. An interruption in, or changes to, our relationships with various third-party distributors or our inability to respond to regulatory changes could impair our ability to compete and market our insurance products and services and materially adversely affect our results of operations and financial condition.

Regulation of Employee Benefits Products

      State regulation of non-medical group products, including group term life insurance, group disability and group dental products, also varies from state to state. As with individual insurance products, the regulation of these products generally also includes oversight over premium rates and policy forms, but often to a lesser degree. The regulatory environment for group term life insurance is relatively established, with few significant changes from year to year.

      Group PPO dental insurance policies are generally regulated in the same manner as non-PPO dental policies, except to the extent that a small number of states have chosen to restrict the difference in benefits allowable between in-network and out-of-network services. Also, some states directly regulate the operation of the PPO network by requiring separate licensing or registration for the organization that contracts with the providers of dental care. In those states, PPOs also must comply with varying levels of regulatory oversight concerning the content of PPO contracts and provider practice standards. Most of the states in which prepaid dental plans are written recognize prepaid dental plans as an activity separate from traditional insurance, because providers are compensated through capitation arrangements. In most of these states, prepaid dental plans are written by a single-purpose, single-state affiliate that holds a license distinct from the life and health insurance license required for group dental insurance policies. Entities providing prepaid plans are variously licensed as health maintenance organizations (HMOs), prepaid dental plans, limited service health plans, life and health insurers or risk-bearing PPOs, where such licenses are required. Each state has different rules regarding organization, capitalization and reporting for the separate entities, with additional variations relating to provider contracting, oversight, plan management and plan operations.

      Providers of group disability and dental insurance, like providers of group health insurance, are subject to state privacy laws, claims processing rules and “prompt pay” requirements in various states.

      As an extension of past legislative activities in the medical insurance arena, legislative and regulatory consideration, at both the federal at state levels, are being directed toward an effort to mandate what its proponents call “mental health parity” in the policy provisions of group disability insurance plans. This would require providers of group disability insurance to extend the same benefits for disabilities related to mental illness as are provided for other disabilities.

      Group benefit plans and the claims thereunder are also largely subject to federal regulation under ERISA, a complex set of laws and regulations subject to interpretation and enforcement by the Internal Revenue Service and the Department of Labor. ERISA regulates certain aspects of the relationships between us and employers who maintain employee benefit plans subject to ERISA. Some of our administrative services and other activities may also be subject to regulation under ERISA.

Regulation of Pre-Funded Funeral Insurance Products

      State regulation of the pre-funded funeral insurance products business varies considerably from state to state. Our pre-funded funeral insurance products are typically structured as small whole life insurance policies, usually under $10,000 face amount, and are regulated as such by the states. State laws also restrict who may sell a pre-funded funeral. For example, in certain states a pre-funded funeral may only be offered through licensed funeral directors. In New York, the payment of commissions to a funeral director for the sale of insurance is prohibited.

      State privacy laws, particularly those with “opt-in” clauses, can also affect the pre-funded funeral insurance business. These laws make it harder to share information for marketing purposes, such as generating new sales leads. Similarly, state “do not call” lists, as well as the recently created national “do not call” list, also make it more difficult for our pre-funded funeral insurance agents to solicit new customers, particularly on a cold call basis.

      In certain states, insurance companies offering pre-funded funeral insurance products must offer a “free-look period” of typically 30 days, during which the purchaser of the product may cancel and receive a full refund. Furthermore, in certain states, death benefits under pre-funded funeral insurance products must grow with the Consumer Price Index.

Insurance Holding Company Statutes

      Although as a holding company, Assurant, Inc. is not regulated as an insurance company, we own capital stock in insurance subsidiaries and therefore are subject to state insurance holding company statutes, as well as certain other laws, of each of the states of domicile of our insurance subsidiaries. All holding company statutes, as well as other laws, require disclosure and, in some instances, prior approval of material transactions between an insurance company and an affiliate. The holding company statutes as well as other laws also require, among other things, prior approval of an acquisition of control of a domestic insurer, some transactions between affiliates and the payment of extraordinary dividends or distributions.

Insurance Regulation Concerning Dividends

      The payment of dividends to us by any of our insurance subsidiaries in excess of a certain amount (i.e., extraordinary dividends) must be approved by the subsidiary’s domiciliary state department of insurance. Ordinary dividends, for which no regulatory approval is generally required, are limited to amounts determined by formula, which varies by state. The formula for the majority of the states in which our subsidiaries are domiciled is the lesser of (i) 10% of the statutory surplus as of the end of the prior year or (ii) the prior year’s statutory net income. In some states, the formula is the greater amount of clauses (i) and (ii). Some states, however, have an additional stipulation that dividends may only be paid out of earned surplus. If insurance regulators determine that payment of an ordinary dividend or any other payments by our insurance subsidiaries to us (such as payments under a tax sharing agreement or payments for employee or other services) would be adverse to policyholders or creditors, the regulators may block such payments that would otherwise be permitted without prior approval. In connection with the acquisition of ABIG in 1999, we entered into an agreement with the Florida Insurance Department pursuant to which ABIC and ABLAC have agreed to limit the amount of ordinary dividends they would pay to us to an amount no greater than 50% of the amount otherwise permitted under Florida law. This agreement expires in August 2004. In addition, we entered into an agreement with the New York Insurance Department in connection with the merger of Bankers Atlantic Life Assurance Company, one of our New York-domiciled insurance subsidiaries, into First Fortis Life Insurance Company in 2001, pursuant to which First Fortis Life Insurance Company agreed not to pay any dividends to us until fiscal year 2004. No assurance can be given that there will not be further regulatory actions restricting the ability of our insurance subsidiaries to pay dividends. Based on the dividend restrictions under applicable laws and regulations, the maximum amount of dividends that our subsidiaries could pay to us in 2003 without regulatory approval is approximately $290 million, of which approximately $19 million had been paid as of June 30, 2003. We expect that as a result of statutory accounting for our sold businesses, the maximum amount of dividends our subsidiaries will be able to pay to us will be significantly lower in 2004.

Statutory Accounting Practices (SAP)

      SAP is a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. It is primarily concerned with measuring an insurer’s statutory surplus. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer’s domiciliary state.

      GAAP is concerned with a company’s solvency, but it is also concerned with other financial measurements, such as income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management’s stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as opposed to SAP.

      Statutory accounting practices established by the NAIC and adopted, for the most part, by the various state insurance regulators determine, among other things, the amount of statutory surplus and statutory net income of our insurance subsidiaries and thus determine, in part, the amount of funds they have available to pay as dividends to us.

Assessments for Guaranty Funds

      Virtually all states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of the insolvency of other insurers. Depending upon state law, insurers can be assessed an amount that is generally equal to between 1% and 3% of premiums written for the relevant lines of insurance in that state each year to pay the claims of an insolvent insurer. A portion of these payments is recoverable through premium rates, premium tax credits or policy surcharges. Significant increases in assessments could limit the ability of our insurance subsidiaries to recover such assessments through tax credits or other means. In addition, there have been some legislative efforts to limit or repeal the tax offset provisions, which efforts, to date, have been generally unsuccessful. These assessments are expected to increase in the future as a result of recent insolvencies.

Insurance Regulations Concerning Change of Control

      Many state insurance regulatory laws intended primarily for the protection of policyholders contain provisions that require advance approval by the state insurance commissioner of any change in control of an insurance company that is domiciled, or, in some cases, having such substantial business that it is deemed to be commercially domiciled, in that state. Prior to granting such approval, the state insurance commissioner will consider such factors as the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the applicant’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. We own, directly or indirectly, all of the shares of stock of insurance companies domiciled in the states listed in the “General” section above. “Control” is generally presumed to exist through the ownership of 10% (5% in the case of Florida, in which certain of our insurance subsidiaries are domiciled) or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. Any purchaser of shares of common stock representing 10% (5% in the case of Florida) or more of the voting power of our capital stock will be presumed to have acquired control of our domestic insurance subsidiaries unless, following application by that purchaser in each insurance subsidiary’s state of domicile, the relevant insurance commissioner determines otherwise.

      In addition to these filings, the laws of many states contain provisions requiring pre-notification to state agencies prior to any change in control of a non-domestic insurance company admitted to transact business in that state. While these pre-notification statutes do not authorize the state agency to disapprove the change of control, they do authorize issuance of cease and desist orders with respect to the non-domestic insurer if it is determined that some conditions, such as undue market concentration, would result from the acquisition.

      Any future transactions that would constitute a change in control of any of our insurance subsidiaries would generally require prior approval by the insurance departments of the states in which our insurance subsidiaries are domiciled or commercially domiciled and may require pre-acquisition notification in those states that have adopted pre-acquisition notification provisions and in which such insurance subsidiaries are admitted to transact business. Regulatory approval for a change of control may also be required in one or more of the foreign jurisdictions in which we have insurance subsidiaries.

      These requirements may deter, delay or prevent transactions affecting the control of our common stock, including transactions that could be advantageous to our stockholders.

Insurance Regulatory Information System

      The NAIC Insurance Regulatory Information System (IRIS) was developed to help state regulators identify companies that may require special attention. The IRIS system consists of a statistical phase and an analytical phase whereby financial examiners review annual statements and financial ratios. The statistical phase consists of 12 key financial ratios based on year-end data that are generated from the NAIC database annually; each ratio has an established “usual range” of results. These ratios assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies.

      A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. Generally, an insurance company will become subject to regulatory scrutiny if it falls outside the usual ranges of four or more of the ratios. In the past, variances in certain ratios of our insurance subsidiaries have resulted in inquiries from insurance departments, to which we have responded. These inquiries have not led to any restrictions affecting our operations.

Risk-Based Capital (RBC) Requirements

      In order to enhance the regulation of insurer solvency, the NAIC has adopted formulas and model laws to implement RBC requirements for life and health insurers, for property and casualty insurers, and, most recently, for health organizations. These formulas and model laws are designed to determine minimum capital requirements and to raise the level of protection that statutory surplus provides for policyholder obligations.

      Under laws adopted by individual states, insurers having less total adjusted capital (generally, as defined by the NAIC), than that required by the relevant RBC formula will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. The RBC laws provide for four levels of regulatory action. The extent of regulatory intervention and action increases as the ratio of total adjusted capital to RBC falls. The first level, the company action level, requires an insurer to submit a plan of corrective actions to the regulator if total adjusted capital falls below 200% of the RBC amount (or below 250%, when the insurer has a “negative trend” as defined under the RBC laws). The second level, the regulatory action level, requires an insurer to submit a plan containing corrective actions and requires the relevant insurance commissioner to perform an examination or other analysis and issue a corrective order if total adjusted capital falls below 150% of the RBC amount. The third level, the authorized control level, authorizes the relevant insurance commissioner to take whatever regulatory actions considered necessary to protect the best interests of the policyholders and creditors of the insurer, which may include the actions necessary to cause the insurer to be placed under regulatory control, i.e., rehabilitation or liquidation, if total adjusted capital falls below 100% of the RBC amount. The fourth action level is the mandatory control level, which requires the relevant insurance commissioner to place the insurer under regulatory control if total adjusted capital falls below 70% of the RBC amount.

      The formulas have not been designed to differentiate among adequately capitalized companies that operate with higher levels of capital. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank these companies. At December 31, 2002, all of our insurance subsidiaries had total adjusted capital in excess of amounts requiring company or regulatory action at any prescribed RBC action level.

Federal Regulation

General

      In 1945, the U.S. Congress enacted the McCarran-Ferguson Act which declared the regulation of insurance to be primarily the responsibility of the individual states. Although repeal of McCarran-Ferguson is debated in the U.S. Congress from time to time, the federal government generally does not directly regulate the insurance business. However, federal legislation and administrative policies in several areas, including healthcare, pension regulation, age and sex discrimination, financial services regulation, securities regulation, privacy laws, terrorism and federal taxation, do affect the insurance business.

Federal Securities Regulation of Fortis Variable Insurance Product Business

      Two of our subsidiaries, Fortis Benefits Insurance Company and First Fortis Life Insurance Company, are subject to various federal securities regulations because they have been involved in the issuance of variable insurance products that are required to be registered as securities under the Securities Act. These registered insurance contracts, which are no longer being sold, have been 100% reinsured with The Hartford through modified coinsurance agreements. The Hartford now administers this closed block of business pursuant to a third-party administration agreement. Nevertheless, because these two subsidiaries are still considered the issuers of the products, they are subject to regulation by the SEC. As a result, they must file periodic reports under the Securities Exchange Act of 1934, as amended (Exchange Act) and are periodically examined for compliance with applicable federal securities laws by the SEC. The SEC is currently conducting a routine examination of this variable product business. As of June 30, 2003, there had been no adverse findings reported by the SEC. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions and Dispositions of Businesses.”

The Health Insurance Portability and Accountability Act of 1996 (HIPAA)

      As with other lines of insurance, the regulation of health insurance historically has been within the domain of the states. However, HIPAA and the implementing regulations promulgated thereunder by the Department of Health and Human Services impose new obligations for issuers of health and dental insurance coverage and health and dental benefit plan sponsors. HIPAA requires certain guaranteed issuance and renewability of health insurance coverage for individuals and small employer groups (generally 50 or fewer employees) and limits exclusions based on pre-existing conditions. Most of the insurance reform provisions of HIPAA became effective for plan years beginning on or after July 1, 1997.

      HIPAA also establishes new requirements for maintaining the confidentiality and security of individually identifiable health information and new standards for electronic health care transactions. The Department of Health and Human Services promulgated final HIPAA regulations in 2002. The privacy regulations required compliance by April 2003, the electronic transactions regulations by October 2003 and the security regulations by April 2005. As have other entities in the health care industry, we have incurred substantial costs in meeting the requirements of these HIPAA regulations and expect to continue to incur costs to achieve and to maintain compliance. We have been working diligently to comply with these regulations in the time periods required. However, there can be no assurances that we will achieve such compliance with all of the required transactions or that other entities with which we interact will take appropriate action to meet the compliance deadlines. Moreover, as a consequence of these new standards for electronic transactions, we may see an increase in the number of health care transactions that are submitted to us in paper format, which could increase our costs to process medical claims.

      HIPAA is far-reaching and complex and proper interpretation and practice under the law continue to evolve. Consequently, our efforts to measure, monitor and adjust our business practices to comply with HIPAA are ongoing. Failure to comply could result in regulatory fines and civil lawsuits. Knowing and intentional violations of these rules may also result in federal criminal penalties.

The Terrorism Risk Insurance Act

      On November 26, 2002, the Terrorism Risk Insurance Act was enacted to ensure the availability of insurance coverage for terrorist acts in the United States. This law requires insurers writing certain lines of property and casualty insurance to offer coverage against certain acts of terrorism causing damage within the United States or to U.S. flagged vessels or aircraft. In return, the law requires the federal government to indemnify such insurers for 90% of insured losses resulting from covered acts of terrorism, subject to a premium-based deductible. Any existing policy exclusions for such coverage were immediately nullified by the law, although such exclusions may be reinstated if either the insured consents to reinstatement or fails to pay any applicable increase in premium resulting from the additional coverage within 30 days of being notified of such an increase. It should be noted that an “act of terrorism” as defined by the law excludes purely domestic terrorism. For an act of terrorism to have occurred, the U.S. Secretary of the Treasury must make several findings, including that the act was committed on behalf of a foreign person or foreign interest. The law expires automatically at the end of 2005.

      The Terrorism Risk Insurance Act required the U.S. Secretary of the Treasury to conduct an expedited study as to whether or not group life insurance should be covered under the law. Based on the study, the Secretary concluded that inclusion of group life insurance was not appropriate.

      We have a geographically diverse block of group life business and have secured limited reinsurance protection against catastrophic losses in our group life product line. Nevertheless, we are exposed to the risk of substantial group life losses from a catastrophe, including a terrorist act.

      Given that our property and casualty insurance products primarily cover personal residences and personal property, we do not believe our property and casualty exposure to terrorist acts to be significant.

USA PATRIOT Act

      On October 26, 2001, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 was enacted into law as part of the USA PATRIOT Act. Among its many provisions the law requires that financial institutions adopt anti-money laundering programs that include policies, procedures and controls to detect and prevent money laundering, designate a compliance officer to oversee the program and provide for employee training, and periodic audits in accordance with regulations proposed by the U.S. Treasury Department. Proposed Treasury regulations governing portions of our life insurance business would require us to develop and implement procedures designed to detect and prevent money laundering and terrorist financing. We remain subject to U.S. regulations that prohibit business dealings with entities identified as threats to national security. We have licensed software to enable us to detect and prevent such activities in compliance with existing regulations and we are developing policies and procedures designed to comply with the proposed regulations should they come into effect.

      There are significant criminal and civil penalties that can be imposed for violation of Treasury regulations. We believe that the steps we are taking to comply with the current regulations and to prepare for compliance with the proposed regulations should be sufficient to minimize the risks of such penalties.

Gramm-Leach-Bliley Act

      On November 12, 1999, the Gramm-Leach-Bliley Act of 1999 became law, implementing fundamental changes in the regulation of the financial services industry in the United States. The act permits the transformation of the already converging banking, insurance and securities industries by permitting mergers that combine commercial banks, insurers and securities firms under one holding company. Under the Act, national banks retain their existing ability to sell insurance products in some circumstances. In addition, bank holding companies that qualify and elect to be treated as “financial holding companies” may engage in activities, and acquire companies engaged in activities, that are “financial” in nature or “incidental” or “complementary” to such financial activities, including acting as principal, agent or broker in selling life, property and casualty and other forms of insurance, including annuities. A financial holding company can own any kind of insurance company or insurance broker or agent, but its bank subsidiary cannot own the insurance company. Under state law, the financial holding company would need to apply to the insurance commissioner in the insurer’s state of domicile for prior approval of the acquisition of the insurer, and the act provides that the commissioner, in considering the application, may not discriminate against the financial holding company because it is affiliated with a bank. Under the Act, no state may prevent or interfere with affiliations between banks and insurers, insurance agents or brokers, or the licensing of a bank or affiliate as an insurer or agent or broker. Privacy provisions of the Act became fully effective in 2001. These provisions established consumer protections regarding the security and confidentiality of nonpublic personal information and require us to make full disclosure of our privacy policies to our customers.

Regulation by the Federal Reserve Board

      Fortis Bank, which is a subsidiary of Fortis, obtained approval in 2002 from state banking authorities and the Federal Reserve Board to establish branch offices in Connecticut and New York. By virtue of the opening of these offices, the U.S. operations of Fortis, including our operations, became subject to the nonbanking prohibitions of Section 4 of the BHCA. In order to continue to operate its U.S. nonbanking operations, including the insurance activities conducted by our subsidiaries, Fortis notified the Federal Reserve Board of its election to be a financial holding company for purposes of the BHCA and the Federal Reserve Board’s implementing regulations in Regulation Y. Pursuant to Fortis’ status as a financial holding company, Fortis and its subsidiaries, including our subsidiaries, are permitted to engage in nonbanking activities in the United States that are “financial in nature” or “incidental to a financial activity” as defined in Section 4(k) of the BHCA and in Regulation Y. In particular, Fortis’ status as a financial holding company permits Fortis to engage in the United States in both banking activities through the U.S. branches of Fortis Bank and insurance activities through our subsidiaries. Activities that are “financial in nature” include, among other things, insuring, guaranteeing or indemnifying against loss, harm, damage, illness, disability, or death, or providing and issuing annuities, and acting as principal, agent or broker for purposes of the foregoing.

      Fortis will continue to qualify as a financial holding company so long as Fortis Bank remains “well capitalized” and “well managed” as those terms are defined in Regulation Y. Generally, Fortis Bank will be considered “well capitalized” if it maintains tier 1 and total risk-based capital ratios of at least 6% and 10%, respectively, and will be considered “well managed” if it has received at least a satisfactory composite rating of its U.S. branch operations at its most recent examination. As a general matter, as long as Fortis owns more than 5% of any class of our voting shares, the BHCA does not permit us to engage in nonfinancial activities such as manufacturing, distribution of goods and real estate development. If the Federal Reserve Board were to determine that any of our existing activities were not insurance activities or not otherwise financial in nature or not incidental to such activities, or if Fortis lost and was unable to regain its financial holding company status, we could be required to restructure our operations or divest some of these operations, which could result in increased costs and reduced profitability.

      The Federal Reserve Board oversees all of Fortis’ direct and indirect U.S. subsidiaries for compliance with the BHCA, including our Company. The requirement that we comply with the nonbanking activities restrictions of the BHCA and Regulation Y would cease if Fortis owned less than 5% of any class of our voting shares and did not otherwise control us within the meaning of the BHCA, or if another BHCA exemption, such as the merchant banking exemption, became available.

Legislative Developments

      Legislation has been introduced in the U.S. Congress that would allow state-chartered and regulated insurance companies, such as our insurance subsidiaries, to choose instead to be regulated exclusively by a federal insurance regulator. We do not believe that such legislation will be enacted during the current Congressional term.

      Numerous proposals to reform the current health care system have been introduced in the U.S. Congress and in various state legislatures. Proposals have included, among other things, modifications to the existing employer-based insurance system, a quasi-regulated system of “managed competition” among health insurers, and a single-payer, public program. Changes in health care policy could significantly affect our business. For example, federally mandated, comprehensive major medical insurance, if proposed and implemented, could partially or fully replace some of our current products. Furthermore, legislation has been introduced from time to time in the U.S. Congress that could result in the federal government assuming a more direct role in regulating insurance companies.

      In addition, the U.S. Congress is considering the expansion of risk retention groups, which were originally established in 1986 to address the lack of available product liability insurance. Risk retention groups may be chartered in a state with favorable regulations and then proceed to do business in any state, even though insurance companies competing in the other states may be subject to more stringent regulations. This is a continuing risk to the extended service contract business at Assurant Solutions.

      There is also legislation pending in the U.S. Congress and in various states designed to provide additional privacy protections to consumer customers of financial institutions. These statutes, including the Fair Credit Reporting Act, and similar legislation and regulations in the United States or other jurisdictions could affect our ability to market our products or otherwise limit the nature or scope of our insurance operations.

      The NAIC and individual states have been studying small face amount life insurance for the past two years. Some initiatives that have been raised at the NAIC include further disclosure for small face amount policies and restrictions on premium to benefit ratios. The NAIC is also studying other issues such as

“suitability” of insurance products for certain customers. This may have an effect on our pre-funded funeral insurance business. Suitability requirements such as a customer assets and needs worksheet could extend and complicate the sale of pre-funded funeral insurance products.

      Medical Savings Accounts were created by U.S. Congress as a trial program in 1996. MSAs allow self-employed individuals, as well as employees of small employers (i.e., employers with 50 or fewer employees), to set aside funds on a tax-free basis for the purpose of paying eligible medical expenses, so long as such persons are covered under a high-deductible health insurance policy. MSA health insurance policies have become an important and growing product line for Assurant Health. The trial program is scheduled to expire at the end of 2003. If the program is not extended, the present MSA policies issued by Assurant Health would continue in force, but Assurant Health would not be able to issue new plans. U.S. Congress is considering various proposals to extend the MSA program. Under one such proposal, MSAs would become Health Savings Accounts and would be available to greater numbers of individuals, including those employed by large employers.

      We are unable to evaluate new legislation that may be proposed and when or whether any such legislation will be enacted and implemented. However, many of the proposals, if adopted, could have a material adverse effect on our financial condition, cash flows or results of operations, while others, if adopted, could potentially benefit our business.

Foreign Jurisdictions

      A portion of our business is carried on in foreign countries. We have insurance subsidiaries domiciled in Argentina, Brazil, the Dominican Republic, the Turks and Caicos Islands and the United Kingdom. Certain subsidiaries operate in Canada under the branch system. The degree of regulation and supervision in foreign jurisdictions varies from minimal in some to stringent in others. Generally, our insurance subsidiaries operating in such jurisdictions must satisfy local regulatory requirements. Licenses issued by foreign authorities to our insurance subsidiaries are subject to modification or revocation by such authorities, and these subsidiaries could be prevented from conducting business in certain of the jurisdictions where they currently operate. In the past, we have been allowed to modify our operations to conform with new licensing requirements in most jurisdictions.

      In addition to licensing requirements, our foreign operations are also regulated in various jurisdictions with respect to currency, policy language and terms, amount and type of security deposits, amount and type of reserves, amount and type of local investment and the share of profits to be returned to policyholders on participating policies. Some foreign countries regulate rates on various types of policies. Certain countries have established reinsurance institutions, wholly or partially owned by the state, to which admitted insurers are obligated to cede a portion of their business on terms which do not always allow foreign insurers full compensation. In some countries, regulations governing constitution of technical reserves and remittance balances may hinder remittance of profits and repatriation of assets.

MANAGEMENT

Directors

      The table below sets forth the names, ages and positions of our directors:

Name	Age	Positions

John Michael Palms	68	Chairman of the Board
Anton van Rossum	58	Director and Immediate Past Chairman of the Board
J. Kerry Clayton	57	Director, President and Chief Executive Officer
Michel Baise	54	Director
Robert J. Blendon	60	Director
Beth L. Bronner	52	Director
Howard L. Carver	59	Director
Arie A. Fakkert	59	Director
Allen R. Freedman	63	Director
H. Carroll Mackin	62	Director
Gilbert Mittler	54	Director
Georges Valckenaere	61	Director

(1)	Denotes Class I Director with term to expire in 2005.
(2)	Denotes Class II Director with term to expire in 2006.
(3)	Denotes Class III Director with term to expire in 2007.

      While our board of directors is not currently classified, pursuant to our by-laws, our board of directors will be classified effective upon the consummation of the offering. These classifications will be denoted above.

John Michael Palms, Ph.D., D.Sc., Chairman of the Board. Dr. Palms has been a member of our board of directors since March 1990 and became Chairman in October 2003 as a result of Mr. van Rossum’s decision to resign the position and allow it to be filled by an outside director in line with emerging best practices for public companies in the United States. Dr. Palms is a Distinguished University Professor at the University of South Carolina and was the President of the University of South Carolina from 1991 until his retirement in 2002. Earlier in his career, Dr. Palms served as President of Georgia State University and as a professor and administrator at Emory University. Dr. Palms currently serves on the boards of the Computer Task Group and Simcom International and is the Chair of the Exelon Corporation’s audit committee. He is also Chairman of the Board of the Institute for Defense Analyses. In the past, Dr. Palms has been a member of various additional company committees and boards including the University of South Carolina’s Educational and Development Foundation Boards, NationsBank of the Carolinas’ audit committee, the audit committee of the Board of Directors of Carolina First Bank, the Mynd Corporation’s compensation committee and Chair of PECO Energy’s nuclear committee.

Anton van Rossum, Director and Immediate Past Chairman of the Board. Mr. van Rossum is the Chief Executive Officer of Fortis, has been a member of our board of directors since September 2000 and was Chairman of our board of directors from September 2000 until October 2003. Mr. van Rossum stepped down as Chairman in order to allow Dr. Palms to fill the Chairman’s position, in line with emerging best practices for public companies in the United States. Prior to joining Fortis, Mr. van Rossum spent 28 years with McKinsey & Company in a variety of roles, including Principal and Director, in The Netherlands, Scandinavia and Belgium. In addition to serving as Chief Executive Officer of Fortis since 2000, he is a member of the board of directors of Fortis SA/NV, Fortis N.V., Fortis Brussels, Fortis Utrecht and Caifor, a Fortis joint venture based in Spain. He is also Chairman of the boards of directors of Fortis Insurance N.V., Fortis Bank, Fortis AG, and of Fortis ASR N.V.’s “Raad van Commissarissen” (Supervisory Board).

J. Kerry Clayton, President, Chief Executive Officer and Director. Mr. Clayton has been President and Chief Executive Officer of the Company since May 2000 and has been a member of our board of directors since March 1999. From 1993 to 1999, Mr Clayton served as Executive Vice President of the Company with a variety of responsibilities. From 1985 to 1993, Mr. Clayton served as President of Fortis Benefits Insurance Company, which acquired and combined the operations of Western Life Insurance Company, St. Paul Life Insurance Company and the Group Division of Mutual Benefit Life. He also served as Senior Vice President, Finance of the Company from 1981 to 1985. From 1970 to 1980, Mr. Clayton held various positions with American Security Group (now Assurant Solutions), which was acquired by the Company in 1980.

Michel Baise, Director. Mr. Baise has been a member of our board of directors since October 2003. Mr. Baise is currently General Manager, Finance of Fortis and has held this position since 1994. From 1989 to 1994, Mr. Baise worked for Société Générale de Belgique, as Advisor in the Industrial Subsidiaries and Strategy Division. Between 1982 and 1989, Mr. Baise served in various management positions and as a member of the Executive Committee of the Belgian Bank in Hong Kong and Belgium. This was preceded by assignments at the European Asian Bank as Credit Manager in Hamburg, Germany from 1981 to mid-1982, and Operations Manager in Singapore from 1977 to 1980. Mr. Baise began his career in 1972 as a management trainee at Generale Bank, later named Fortis Bank, and held various positions there including Deputy Manager of the Bills Department until 1977. Mr. Baise is Director and Chairman of Fortis Finance, a subsidiary of Fortis Insurance N.V. He is also Director and Chairman of various financing vehicles in Luxemburg: Fortfinlux SA, FGF Lux SA, Fortinvestlux SA and in Jersey: Fortis Capital Company, Ltd. He was recently appointed to be a member of the Supervisory Board of a mortgage bank to be set up in The Netherlands as a subsidiary of Fortis Bank Nederland before the end of 2003.

Dr. Robert J. Blendon, Sc.D., Director. Dr. Blendon has been a member of our board of directors since March 1993. Dr. Blendon has been a professor of Health Policy at Harvard University’s School of Public Health and a professor of Political Analysis at Harvard University’s Kennedy School of Government since 1987. Previously, he served as Vice President of The Robert Wood Johnson Foundation.

Beth L. Bronner, Director. Ms. Bronner has been a member of our board of directors since January 1994. Ms. Bronner is currently Senior Vice President and Chief Marketing Officer of Jim Beam Brands, a division of Fortune Brands. Prior to joining Jim Beam in 2003, Ms. Bronner was a Partner at LERA Consulting in Chicago, Illinois. Prior to joining LERA Consulting in 2002, Ms. Bronner was the President and Chief Operating Officer of ADVO, Inc., the nation’s largest full-service targeted direct mail marketing company. Before joining ADVO, Inc. in 2000, Ms. Bronner was President of the Health Division at Sunbeam Corporation. She was also a Senior Vice President and Director of Marketing of North American Consumer Banking at Citibank, N.A. and Vice-President of Emerging Markets for AT&T Company. Since 1993, she has been a member of the board of directors of The Hain-Celestial Group Inc., and has chaired its compensation committee. She also served as a member of Oak Industries, Inc.’s audit committee from 1996 until its 2000 merger with Corning Incorporated. Ms. Bronner also serves on the boards of several charitable organizations; she is currently serving as a board member of the Cradle Foundation and is on the board of trustees of the Goodman Theater in Chicago, Illinois. She is a former trustee of the New School in New York City.

Howard L. Carver, Director. Mr. Carver has been a member of our board of directors since June 2002. Mr. Carver is retired as an Office Managing Partner of Ernst & Young. Mr. Carver’s career at Ernst & Young spanned five decades, beginning as an auditor and a financial consultant. He later became the director of insurance operations in several Ernst & Young offices, and served as Regional Director of insurance operations, Associate National Director of insurance operations, Co-Chairman of Ernst & Young’s International insurance committee and was a member of the Ernst & Young National Insurance Steering Committee. He retired from Ernst & Young in June of 2002. He currently chairs the audit committees of the Company and the Phoenix National Trust Company, a wholly owned subsidiary of the Phoenix Group. Mr. Carver is a Certified Public Accountant and is a member of both the American Institute of Certified Public Accountants, and the Connecticut Society of CPAs. Mr. Carver also serves on the boards and/or finance committees of several civic/charitable organizations.

Arie A. Fakkert, Director. Mr. Fakkert has been a member of our board of directors since January 1987. From 1986 until his retirement in October 2003, Mr. Fakkert was General Manager of Fortis Insurance International N.V. and acted as General Liaison between the Company in the United States and Fortis in

Europe. Prior to assuming that position, he served as the General Manager at AMEV Praktijkvoorziening N.V. He began his career at Royal Dutch Shell Group, serving in both the United States and the United Kingdom.

Allen R. Freedman, Director. Mr. Freedman has been a member of our board of directors since its inception in 1979. Mr. Freedman is currently the owner and principal of A.R. Freedman & Co., a corporate strategy development firm and is the former Chairman and Chief Executive Officer of the Company, where he served as Chief Executive Officer until May 2000 and Chairman until his retirement in July 2000. In 1979, Mr. Freedman became the Company’s president and first employee, initiating the Company’s initial strategy and orchestrating its growth over the next 21 years. He began his career in 1964 as a tax lawyer, and a year later, he joined the Internal Revenue Service’s Office of the Chief Counsel. Mr. Freedman served as Vice President of D.H. Magid & Co. from 1967 to 1970. From there, he served as Vice President of Irving Trust Company (now Bank of New York). In 1975, Mr. Freedman became Executive Vice President and Treasurer of Lewis R. Eisner & Co., where he managed the creation of what is now Assurant in the United States, along with several other investments made by predecessors of Assurant. Beginning in 1978, he initiated and supervised most aspects of Assurant’s U.S. operations. Since his retirement as Chairman and Chief Executive Officer of the Company, he has served as a Director of Cornerstone Family Services, Chairman of its audit committee and a member of its investment committee. Since 1984, Mr. Freedman has also served as Chairman of the audit committee of Systems & Computer Technologies Corporation (SCTC). In January 2002, he became the Chairman of the Board of SCTC. Most recently, he has become a member of the board of directors of the newly formed Association of Audit Committee Members, Inc.

H.     Carroll Mackin, Director. Mr. Mackin is the former Executive Vice President and Treasurer of the Company, where he served from 1980 until his retirement in 1997. Mr. Mackin has been a member of our board of directors since October 1996. Mr. Mackin served as a consultant to the Company in 1979. He was the Company’s fourth employee and initiated many of the Company’s early activities, including consolidating its investment departments and its first treasury function. Before joining the Company, he was Director for Investments at Forstmann, Leff. He is currently principal owner of Great Northern Manufacturing, LLC, a Louisville, Kentucky-based manufacturer of specialty nails.

Gilbert Mittler, Director. Mr. Mittler is the Chief Financial Officer of Fortis, and has been a member of our board of directors since March 2003. Mr. Mittler joined AG Group, one of the founding companies of Fortis, in 1988 and became at the inception of Fortis in 1990 Director of Fortis Group Finance & Development and Secretary of the Executive and Supervisory Boards of Fortis. He began his career as an accountant at Arthur Andersen in 1974, and subsequently worked for Belgian holding company Sofina as Senior Officer from 1976 to 1988. In 1988, he was recruited to serve as Head of Corporate Development of the AG Group (now Fortis AG), and in 1993 became Managing Director of ASLK Bank (now Fortis Bank) and a member of its Executive Committee, responsible for Finance & Control and foreign operations. In 1998, he became a member of the executive committee of Fortis, and a year later, he was named Managing Director of Fortis (B) and Fortis (NL), maintaining various responsibilities at group level. Since September 2000, he has served as Chief Financial Officer of Fortis and since 2001 also as Managing Director and Chief Financial Officer of Fortis Bank. Mr. Mittler is a member of the board of directors of Caifor, Fortis AG, Fortis Bank and Fortis Insurance N.V. He is also Vice-Chairman of the board of directors of the Banque Générale du Luxembourg and a member of Fortis ASR N.V.’s “Raad van Commissarissen” (Supervisory Board).

Georges A. Valckenaere, Director. Mr. Valckenaere is the retired Advisor to the Chief Executive Officer of Fortis and has been a member of our board of directors since March 1995. Before retiring from Fortis in January 2002, Mr. Valckenaere was Chief Executive Officer of Fortis International N.V. Prior to joining Fortis International N.V., Mr. Valckenaere was Director and General Manager of Fortis AG. In addition to serving on the Company’s and Fortis International N.V.’s board of directors, Mr. Valckenaere also served on the boards of Fortis Bank, Fortis Assurances, Fortis Australia, Fortis Luxembourg Assurances, Fortis Insurance in the United Kingdom, Keppel Insurance and Caifor.

      Pursuant to the shareholders’ agreement that we will enter into with Fortis Insurance N.V., Fortis will have the right to nominate designees to our board of directors and subject to limited exceptions, our board of directors will nominate those designees as follows: (i) so long as Fortis owns at least 50% of our outstanding common stock, five designees and (ii) so long as Fortis owns less than 50% but at least 10% of our outstanding common stock, two designees. Fortis has designated Messrs. van Rossum, Baise, Fakkert, Mittler and Valckenaere as its designees. Messrs. Fakkert, Valckenaere and van Rossum have each expressed their intention to resign from our board of directors when Fortis’ ownership interest in the Company decreases to below 50%.

Composition of Board of Directors

      Our by-laws provide that our board of directors shall consist of such number as from time to time fixed exclusively by resolution of the board of directors. The current board of directors consists of 12 persons and will be divided into three classes. In addition, each director will serve a three year term, with termination staggered according to class. The classification and current term of office of each of our directors will be noted in the table listing our board of directors under “—Directors.”

Committees of the Board of Directors

      Executive Committee. The Executive Committee is composed of Messrs. Clayton, Fakkert, Freedman and Palms and is chaired by Mr. Clayton. This committee acts for the board of directors when a meeting of the full board is not practical.

      Compensation Committee. The Compensation Committee is composed of Ms. Bronner and Messrs. Freedman, Mittler and van Rossum and is chaired by Mr. Freedman. This committee approves, administers and interprets our compensation and benefit policies, including our executive incentive programs. It reviews and makes recommendations to our board of directors to ensure that our compensation and benefit policies are consistent with our compensation philosophy and corporate governance guidelines. This committee is also responsible for establishing our CEO’s compensation.

      Audit Committee. The Audit Committee is composed of Messrs. Palms, Carver and Mackin and is chaired by Mr. Carver. This committee has general responsibility for the oversight and surveillance of our accounting, reporting and financial control practices. Among other functions, the committee retains our independent public accountants. Each member of the Audit Committee is a non-management director. Mr. Carver is a “financial expert” within the definition of that term under the regulations under the Securities Act.

      Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is composed of Messrs. Blendon, Mittler, Palms and van Rossum and is chaired by Dr. Palms. This committee oversees our governance policies, nominates directors for election by stockholders, nominates committee chairpersons and, in consultation with the committee chairpersons, nominates directors for membership on the committees of the board.

Compensation Committee Interlocks and Insider Participation

      The Compensation Committee is composed of Ms. Bronner and Messrs. Freedman, Mittler and van Rossum. There are no “interlocks,” as defined by the SEC, with respect to any member of the Compensation Committee.

Director Compensation

      Our board of directors adopted and our sole stockholder approved the Assurant Directors Compensation Plan on October 15, 2003, to be effective as of the closing of the offering contemplated by this prospectus. The purpose of the plan is to attract, retain and compensate highly qualified individuals for service as members of the board of directors by providing them with competitive compensation and an ownership interest in our common stock. Directors who are employees of the Company or any of its subsidiaries or affiliates, or of Fortis or any of its subsidiaries or affiliates, are not eligible to participate in the plan or to receive payment for service as a director.

      The plan provides for payment of an annual retainer to our non-employee directors of $35,000, payable quarterly. Additional annual retainers will be paid to the Chairman of the Board and committee members and chairpersons as follows: Chairman of the Board: $7,500; Audit Committee: member $3,750, chairperson $7,500; Compensation Committee: member $2,500, chairperson $5,000; Corporate Governance and Nominating Committee: member $2,500, chairperson $5,000; Executive Committee: none. Annual service for this purpose relates to the approximate 12-month periods between annual meetings of our stockholders. A prorated retainer will be paid to any person who becomes a non-employee director other than by election at an annual meeting. The plan also provides for the payment of participation fees of $2,000 for each board or committee meeting and $500 for each board or committee conference call (but not more than one fee for meetings or conference calls held on the same day). The Chairman of the Board or chairperson of a committee may authorize the full meeting fee to be payable with respect to any extended conference call or any other special off-site meeting required as part of a director’s service. The plan provides for reasonable reimbursement of travel expenses in connection with attending meetings of our board and its committees, and other company functions where the director’s attendance is requested by our chief executive officer. A participant may elect to have any cash amounts payable under the Directors Compensation Plan transferred to the Assurant Investment Plan, described under “—Management Compensation and Incentive Plans.”

      In addition to cash compensation, the plan provides that each non-employee director will receive, on the later of the effective date of the plan or the first date he or she becomes a non-employee director, an initial award of (1) shares of our common stock having a grant date value equal to the normal (non-prorated) annual cash retainer amount for such year, excluding any retainer related to a committee member or chairperson assignment, and (2) stock appreciation rights with respect to an equal number of shares of common stock. On the day following each annual meeting of our stockholders, beginning in 2005, each non-employee director then in office (other than a director who first became a non-employee director at the stockholders meeting held on the previous day) will receive (1) an award of stock having a grant date value equal to the director’s annual cash retainer for such year, excluding any retainer earned by the director as a committee member or chair, and (2) an award of stock appreciation rights with respect to an equal number of shares of common stock. In no event will a director receive both an initial award and an annual award of shares and stock appreciation rights for the same year of service. The stock appreciation rights granted under the plan will have a base value equal to the fair market value of our common stock on the date of grant. Upon exercise of a stock appreciation right, a director will receive a cash payment equal to the excess, if any, of the fair market value of one share of our common stock on the date of exercise over the base value of the right. Stock appreciation rights granted under the plan will be fully vested on the date of grant, but may not be exercised until the fifth anniversary of the date of grant. To the extent not previously exercised, such rights will be automatically exercised on the earlier of the first anniversary of the grantee’s termination as a director of the Company for any reason or the tenth anniversary of the date of grant.

      Subject to adjustment for recapitalization events, the maximum number of shares of our common stock that may be issued under the Directors Compensation Plan is 500,000. The plan will remain in effect until the day following the 2013 annual meeting of our stockholders, unless terminated earlier by our board of directors. The board of directors may at any time terminate or amend the plan, but any such amendment would be subject to stockholder approval if, in the reasonable judgment of the board, the amendment would constitute a material change requiring stockholder approval under applicable laws or the applicable requirements of a stock exchange on which our stock is listed.

Consulting Agreement

      Effective July 31, 2000, Mr. Freedman retired as the Chief Executive Officer of the Company. In connection with his retirement, Mr. Freedman entered into a Consulting, Non-Compete and Payments Agreement with us and Fortis Insurance N.V. pursuant to which he agreed to (1) perform consulting services for the Company for a period of three years from and after July 31, 2000, and (2) refrain from certain activities that would be in competition with the Company, which includes refraining from encouraging, soliciting or inducing any officer or employee of the Company or its subsidiaries to enter into an employment relationship with any entity whose business activities are in competition with those of the Company for a period of five years ending July 31, 2005. Pursuant to the terms of this agreement, Mr. Freedman has received total payments of $2,491,000 and is entitled to one additional payment of $607,000 on August 1, 2004, and reimbursement of any reasonable out-of-pocket expenses incurred in providing his consulting services.

Reimbursement of Fortis Liaison Office

      During 2003, 2002, 2001 and 2000, we paid $427,000, $749,000, $516,000 and $0, respectively, to Fortis for costs representing salary, benefits and other expenses of Mr. Fakkert, who was then an employee of one of Fortis’ subsidiaries, and his support staff. We discontinued these payments as of October 3, 2003. See “Certain Relationships and Related Transactions — Reimbursement of Fortis Liaison Office.”

Executive Officers

      The table below sets forth certain information concerning our executive officers:

Name	Age	Positions

J. Kerry Clayton	57	President, Chief Executive Officer and Director
Robert B. Pollock	49	Executive Vice President and Chief Financial Officer
Lesley Silvester	56	Executive Vice President
Benjamin M. Cutler	59	Executive Vice President
Michael J. Peninger	48	Executive Vice President; President and Chief Executive Officer of Assurant Employee Benefits
Alan W. Feagin	57	Executive Vice President; President and Chief Executive Officer of Assurant PreNeed
Donald Hamm	48	Executive Vice President; President and Chief Executive Officer of Assurant Health
Philip Bruce Camacho	45	Executive Vice President; President and Chief Executive Officer of Assurant Solutions
Katherine Greenzang	39	Senior Vice President, General Counsel and Secretary
Jeffrey Helman	49	Senior Vice President and General Auditor
Lucinda Landreth	56	President and Chief Investment Officer of Assurant Asset Management
Larry M. Cains	56	Senior Vice President, Finance
Robert Haertel	48	Senior Vice President, Compensation and Benefits
Edwin L. Harper	61	Senior Vice President, Public Affairs/ Government Relations
Barbara R. Hege	60	Senior Vice President, Finance (Taxation)
Lance R. Wilson	56	Senior Vice President and Chief Information Officer

J. Kerry Clayton, President, Chief Executive Officer and Director. Biography available under “—Directors.”

Robert B. Pollock, Executive Vice President and Chief Financial Officer. Mr. Pollock has been our Executive Vice President and Chief Financial Officer since January 1999. He is also the Chairman of Assurant Solutions. From 1993 to 1999, he served as President and Chief Executive Officer of Assurant Employee Benefits. Mr. Pollock began his career as an actuary at CUNA Mutual Insurance Group in 1974. He then joined the Company as a staff actuary at Assurant Employee Benefits in 1981. In July 1992, Mr. Pollock was appointed Senior Vice President, Group Life and Disability at Assurant Employee Benefits. In July 1993, he was appointed President and Chief Executive Officer of Assurant Employee Benefits. He is a Fellow of the Society of Actuaries and a member of the American Academy of Actuaries. Mr. Pollock was the Chairman of the Disability Insurance Committee for the Health Insurance Association of America (HIAA) for three years.

Lesley Silvester, Executive Vice President. Ms. Silvester has been our Executive Vice President since January 2001. Ms. Silvester’s professional career spans more than two and a half decades, much of which has been in the insurance industry in human resources management, organization development and strategy. Ms. Silvester’s experience includes 15 years with different parts of the Company in the United States and with Fortis in Europe, focusing recently on world-wide senior management development, company learning, human resources strategy and post-merger integration. Ms. Silvester is a Graduate Member of the Institute of Personnel Management in the United Kingdom and holds both her F.L.M.I. and American Compensation Association Certification.

Benjamin M. Cutler, Executive Vice President. Mr. Cutler has been Executive Vice President of the Company and Chairman, Assurant Health since January 2003. Mr. Cutler has over 30 years of experience in the insurance industry. Prior to his current position, Mr. Cutler served as President and Chief Executive Officer of Assurant Health from 1998 to 2002. Before joining the Company in 1985, Mr. Cutler held various positions at Sun Life Group of America and USLIFE Corporation. Mr. Cutler currently serves as Chairman of the board of directors of HIAA. Mr. Cutler serves on the board of the Wellness Councils of America.

Michael J. Peninger, Executive Vice President; President and Chief Executive Officer, Assurant Employee Benefits. Mr. Peninger has been President and Chief Executive Officer of Assurant Employee Benefits since January 1999. Mr. Peninger began his career at Northwestern National Life in 1977 as an actuary. He then joined Assurant Employee Benefits in 1985 as a corporate actuary and has held various positions within the Company. In 1991, Mr. Peninger was appointed Senior Vice President and Chief Financial Officer and in 1993 he became Senior Vice President of Finance and Claims of Assurant Employee Benefits. In 1998, Mr. Peninger was appointed Executive Vice President. Mr. Peninger is a Fellow of the Society of Actuaries and a member of the American Academy of Actuaries.

Alan W. Feagin, Executive Vice President; President and Chief Executive Officer, Assurant PreNeed. Mr. Feagin is President and Chief Executive Officer of Assurant PreNeed and Vice-Chairman and Chief Executive Officer of AMLIC, positions he has held since January 1995. Mr. Feagin joined United Family Life Insurance Company (now part of Assurant PreNeed) in 1989 as Senior Vice President, Marketing. He also served as Senior Vice President of Sales of United Family Life before being named President and Chief Executive Officer in 1995. Mr. Feagin has more than 20 years of experience in the marketing, advertising and sales arenas, beginning his career in the soft drink industry. He has served in various senior marketing positions with the McCann-Erickson advertising agency, RJ Reynolds Industries and Canada Dry/ Sunkist Corporation prior to joining the Company.

Donald Hamm, Executive Vice President; President and Chief Executive Officer, Assurant Health. Mr. Hamm has been President and Chief Executive Officer of Assurant Health since January 2003. Mr. Hamm first joined Assurant Health in 1982, holding several executive positions until 1993. He then worked as a principal with William M. Mercer, a consultant with Tillinghast-Towers Perrin and as Vice President of the Southeast Region for Blue Cross/ Blue Shield of Wisconsin prior to rejoining Assurant Health in 1999 as Chief Financial Officer. Mr. Hamm is a Fellow in the Society of Actuaries, a member of the American Academy of Actuaries and a Fellow of the Life Management Institute.

Philip Bruce Camacho, Executive Vice President; President and Chief Executive Officer, Assurant Solutions. Mr. Camacho has been President and Chief Executive Officer of Assurant Solutions since January 2003. Prior to his appointment as President, Mr. Camacho served as Assurant Group’s Executive Vice President for Sales and Marketing. Mr. Camacho joined American Bankers in 1990 as Vice President of Information Systems. At the time of the Company’s acquisition of American Bankers, he was Executive Vice President, Investor Relations, with responsibility for legal and regulatory affairs, marketing services, licensing, state filings and client administration, as well as investor relations. A certified public accountant, before joining American Bankers, Mr. Camacho worked as an accountant with PricewaterhouseCoopers LLP, specializing in insurance in the United States, United Kingdom and the Caribbean.

Katherine Greenzang, Senior Vice President, General Counsel and Secretary. Ms. Greenzang has been our Senior Vice President, General Counsel and Secretary and has managed the Company’s Legal Department since June 2001. Ms. Greenzang joined the Company in August 1994 as Corporate Counsel. She was named

Assistant Vice President and Corporate Counsel in 1995 and Vice President, Corporate Counsel in 1996 before assuming her current position. Prior to joining the Company, Ms. Greenzang worked as an associate at Dewey Ballantine LLP. She is a member of the American Bar Association, the New York State Bar Association and the American Corporate Counsel Association.

Jeffrey Helman, Senior Vice President and General Auditor. Mr. Helman has been Senior Vice President and General Auditor since January 1997. As head of Audit Services, he is responsible for fulfilling the internal auditing requirements of the Company and its individual business segments. Mr. Helman has over two decades of experience and expertise in finance and auditing. Prior to joining the Company in 1993 as Vice President, he was a Partner at Arthur Andersen & Company, where he had worked since graduating from college in 1975. Mr. Helman is a Certified Public Accountant and is a member of the Institute of Internal Auditors and the American Institute of Certified Public Accountants.

Lucinda Landreth, President and Chief Investment Officer, Assurant Asset Management. Ms. Landreth has been President and Chief Investment Officer of Assurant Asset Management, a division of the Company since June 2002. Ms. Landreth is responsible for managing the Company’s investment portfolio and for overseeing the development and implementation of the Company’s investment policy. Ms. Landreth first worked at the Company from 1997 until 2001 as Executive Vice President and Chief Investment Officer of Fortis Mutual Funds, and was responsible for investment performance and process, equity strategy and compliance, as well as developing investment professionals. When the sale of Fortis Financial Group was finalized, Ms. Landreth left the Company. She returned in July of 2002 as Senior Vice President before assuming her current title. Prior to joining the Company, Ms. Landreth was Chief Investment Officer of Alex. Brown Advisory and Trust Co., a subsidiary of a major investment bank and securities brokerage in Baltimore. Ms. Landreth started her career as an equity analyst with Philadelphia’s Provident National Bank in 1970. After holding a succession of positions with what later became PNC Financial Services Group, she was named Managing Director of PNC’s Equity Investment area in 1992. Ms. Landreth is a Chartered Financial Analyst.

Larry M. Cains, Senior Vice President, Finance. Mr. Cains has been our Senior Vice President, Finance, since January 1995 and is responsible for managing the departments of the Controller, Shared Services (Syracuse), corporate insurance and Information Technology (New York). Prior to assuming his present position, Mr. Cains served as the Company’s Vice President and Controller for seven years. Mr. Cains has three decades of experience in accounting, finance and general management. Prior to joining the Company in 1988, he was Marsh & McLennan’s Vice President and Controller for ten years. Earlier in his career, he was employed by Arthur Andersen & Company and Hertz Corporation in accounting and auditing. Mr. Cains is a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants, the New York Society of Certified Public Accountants and Financial Executives International.

Robert Haertel, Senior Vice President, Compensation and Benefits. Mr. Haertel has been Senior Vice President of the Company since January 2001. Prior to his current position he was Vice President, Compensation, a position he held since June 1998. Mr. Haertel began his career in Human Resources as an employee relations generalist for Shell Oil Company in 1979. He then went on to hold various management positions specializing in compensation and human resources at Citicorp, Engelhard Corporation, Bankers Trust and CS First Boston. Prior to joining the Company in June 1998, Mr. Haertel was the director of compensation and benefits at Nielsen Media Research. Mr. Haertel holds a Certified Compensation Professional designation from World at Work (formerly the American Compensation Association) and is a member of the Society of Human Resources Management.

Edwin L. Harper, Senior Vice President, Public Affairs/ Government Relations. Mr. Harper has been our Senior Vice President, Public Affairs/ Government Relations since July 2001. Prior to his current position, Mr. Harper held a number of senior management positions including Chief Operating Officer and Chief Financial Officer of American Security Group (now Assurant Solutions) from 1998 to 2001. Prior to joining American Security Group, Mr. Harper held various executive positions, including President and Chief Executive Officer of the Association of American Railroads, Executive Vice President and Chief Financial Officer of the Campbell Soup Company and Senior Vice President and Chief Administrative Officer of CertainTeed Corporation. In 1980, Mr. Harper joined then President-elect Reagan’s Transition Team. He stayed on to become an Assistant to the President, Deputy Director of the Office on Management and Budget and, later, Chief of Policy Development. Earlier, from 1970 and 1973, he served under President Nixon as a Special Assistant to the President with policy planning and budgeting responsibilities. Mr. Harper has served on the boards of several public companies, academic institutions, civic organizations and professional associations. Currently he is a member of the board of directors of CompuCon Inc., the Council on Excellence in Government and The American Quality and Productivity Center.

      Barbara R. Hege, Senior Vice President, Finance. Ms. Hege has been Senior Vice President, Finance since December 2000. Ms. Hege joined the Company as Vice President, Taxation, in 1991. Prior to joining the Company, she was Vice President, Finance and Taxation at Mutual Benefit Life Insurance Company. Earlier in her career she was a Senior Manager with KPMG LLP in Chicago. She is a Certified Public Accountant and a Chartered Life Underwriter. She is a member of the American Institute of Certified Public Accountants, the New Jersey Society of Certified Public Accountants, the American Woman’s Society of Certified Public Accountants, The Society of Financial Service Professionals and a past president of the Chicago Society of Women Certified Public Accountants.

      Lance R. Wilson, Senior Vice President and Chief Information Officer. Mr. Wilson has been our Senior Vice President, Shared Services, and Chief Information Officer since April 2000. Prior to joining the Company, Mr. Wilson was Chief Information Officer at Sunbeam Corporation from 1999 to 2001, and also worked for Honeywell Corporation from 1997 to 1999 as Vice President and Chief Information Officer. From 1989 to 1997, Mr. Wilson provided leadership for the information systems activities of the Pillsbury Company, where he was Vice President, Management Information Systems. From 1979 to 1989, Mr. Wilson held various positions with Land O’Lakes, Inc., where he was responsible for the creation and implementation of a marketing and sales decision support system. Mr. Wilson started his career in 1974 at the U.S. Department of Defense, U.S. Navy, where he was responsible for Management Systems Analysis.

Executive Management Committee and Management Board

      A group of executive officers that we refer to as the Executive Management Committee, consisting of the Chief Executive Officer and all Executive Vice Presidents of the Company and the Chief Executive Officers of each of our operating business segments, is ultimately responsible for setting the policies, strategy and direction of the Company, subject to the overall direction and supervision of the board of directors. The current members of the Executive Management Committee are J. Kerry Clayton, Robert B. Pollock, Lesley Silvester, Benjamin M. Cutler, Michael J. Peninger, Alan W. Feagin, Donald Hamm and Philip Bruce Camacho. All of the Company’s executive officers constitute a group that we refer to as the Management Board. This group is responsible for setting the operational policies of the Company, including those dealing with shared services, issues that pertain to multiple business segments and corporate functions.

Stock Ownership of Directors and Executive Officers

      The following table shows the number of Fortis Shares, comprised of one ordinary share of Fortis N.V. together with one ordinary share of Fortis SA/NV, beneficially owned as of October 1, 2003 by each director and each executive officer named in the Summary Compensation Table in the “—Management Compensation and Incentive Plans” section below, and by all of our directors and executive officers as a group. Unless otherwise noted, each of the named individuals had sole voting and investment power with respect to the shares shown. Shares underlying stock options that are exercisable within 60 days are deemed to be outstanding for the purpose of computing the outstanding shares owned by the particular person and by the group, but are not deemed outstanding for any other purpose. The beneficial ownership of each director, each executive officer and of the group is less than 1% of the outstanding Fortis Shares. See “Principal and Selling Stockholders” for a description of the beneficial ownership of our common stock.

Amount and Nature of
Beneficial Ownership of
Name	Fortis Shares(1)(2)

J. Kerry Clayton	—	*
Robert B. Pollock	—	*
Benjamin M. Cutler	—	*
Lesley Silvester	—	*
Philip Bruce Camacho	—	*
John Michael Palms	—	*
Anton van Rossum	25,450	(1)*
Michel Baise	17,142	(2)*
Robert J. Blendon	—	*
Beth L. Bronner	—	*
Howard L. Carver	—	*
Arie A. Fakkert	3,715	(3)*
Allen R. Freedman	—	*
H. Carroll Mackin	—	*
Gilbert Mittler	38,850	(4)*
Georges Valckenaere	42,450	(5)*
All directors and executive officers as a group (27 persons)	—	*

*	Less than 1%
(1)	Includes 25,450 shares that are subject to stock options exercisable within 60 days.
(2)	Includes 16,050 shares that are subject to stock options exercisable within 60 days.
(3)	Includes 3,500 shares that are subject to stock options exercisable within 60 days.
(4)	Includes 38,850 shares that are subject to stock options exercisable within 60 days.
(5)	Includes 42,450 shares that are subject to stock options exercisable within 60 days.

Management Compensation and Incentive Plans

      The following table sets forth certain summary information concerning compensation paid or accrued by the Company for services rendered in all capacities during the fiscal years ended December 31, 2000, December 31, 2001 and December 31, 2002 for our Chief Executive Officer and each of the next four most highly compensated executive officers during the fiscal year ended December 31, 2002. These individuals are referred to as the “named executive officers.”

Summary Compensation Table

					Long-Term
					Compensation

			Annual Compensation		Awards	Payouts

				Other	Securities
Name and				Annual	Underlying		All Other
Principal Position	Year	Salary	Bonus	Compensation(1)	Options(2)	LTIP(3)	Compensation(4)

		($)	($)	($)	(#)	($)	($)
J. Kerry Clayton	2002	780,000	1,560,000	—	30,000	—	54,600
President and Chief	2001	750,000	—		30,000	450,389	125,067
Executive Officer	2000	633,333	1,036,667		20,000	133,881	16,500
Robert B. Pollock	2002	624,000	1,067,368	—	15,000	—	43,680
Executive Vice	2001	609,615	6,568		14,000	125,543	87,500
President and Chief	2000	508,510	806,568		10,000	94,945	16,500
Financial Officer
Benjamin M. Cutler	2002	442,000	530,400	—	4,000	—	66,640
Executive Vice	2001	425,000	510,000		3,500	83,937	44,996
President	2000	355,000	453,792		3,600	63,497	16,500
Lesley Silvester	2002	416,000	540,800	—	10,000	—	29,120
Executive Vice	2001	400,000	—		3,200	28,609	42,700
President	2000	300,000	295,000		2,000	—	16,500
Philip Bruce Camacho	2002	478,400	278,907	—	4,000	220,000	33,488
Executive Vice	2001	464,615	—		3,700	—	48,554
President; President	2000	407,025	229,019		—	—	—
and Chief Executive Officer, Assurant Solutions

(1)	Perquisites and other personal benefits to the named executive officers were less than both $50,000 and 10% of the total annual salary and bonus reported for the named executive officers, and therefore, information regarding perquisites and other personal benefits has not been included.
(2)	The option grants shown in this table represent options granted pursuant to the Fortis, Inc. Stock Option Plan to acquire shares of our Series D Preferred Stock, the value of which is related to the market value of shares of Fortis N.V. and Fortis SA/NV, and the Euro to U.S. dollar conversion rate. On October 15, 2003, our board of directors authorized the discontinuance of this plan and all stock options outstanding thereunder were cancelled in exchange for a payment of the fair value of such options, as determined by an independent third party.
(3)	Amounts shown in this column represent amounts that were paid or payable in the given year under the Assurant Appreciation Incentive Rights Plan, or the now terminated Fortis, Inc. Long-Term Incentive Plan, including amounts payable under these plans that were invested in options to acquire third-party mutual funds under the Assurant Investment Plan, as described under “—Assurant Investment Plan.”
(4)	Amounts shown in this column for fiscal year ended December 31, 2002 include the following amounts: (i) for Mr. Clayton, $14,000 for Company contributions under the Assurant 401(k) Plan and $40,600 for Company contributions under the 401(k) portion of the Assurant Executive Pension and 401(k) Plan; (ii) for Mr. Pollock, $14,000 for Company contributions under the Assurant 401(k) Plan and $29,680 for Company contributions under the 401(k) portion of the Assurant Executive Pension and 401(k) Plan;

(iii) for Mr. Cutler, $14,000 for Company contributions under the Assurant 401(k) Plan and $52,640 for Company contributions under the 401(k) portion of the Assurant Executive Pension and 401(k) Plan; (iv) for Ms. Silvester, $14,000 for Company contributions under the Assurant 401(k) Plan and $15,120 for Company contributions under the 401(k) portion of the Assurant Executive Pension and 401(k) Plan; and (v) for Mr. Camacho, $14,000 for Company contributions under the Assurant 401(k) Plan and $19,488 for Company contributions under the 401(k) portion of the Assurant Executive Pension and 401(k) Plan.

Option Grants in 2002

      The following tables present information concerning stock options granted pursuant to our Stock Option Plan to acquire shares of our Series D Preferred Stock to the named executive officers during the fiscal year ended December 31, 2002. The Stock Option Plan was terminated effective as of September 22, 2003, and all stock options outstanding thereunder were cancelled in exchange for a payment of the fair value of such options, as determined by an independent third party. Such payment totaled approximately $2.1 million.

	Number of
	Securities	Percent of
	Underlying	Total Options			Grant Date
	Options	Granted to	Exercise or		Present
	Granted(1)	Employees in	Base Price	Expiration	Value(2)
Name	(#)	Fiscal Year	($/Sh)	Date	($)

J. Kerry Clayton	30,000	34.2%	39.91	3/22/12	154,200
Robert B. Pollock	15,000	17.1%	39.91	3/22/12	77,100
Benjamin M. Cutler	4,000	4.6%	39.91	3/22/12	20,560
Lesley Silvester	10,000	11.4%	39.91	3/22/12	51,400
Philip Bruce Camacho	4,000	4.6%	39.91	3/22/12	20,560

(1)	The options were granted pursuant to the Fortis, Inc. Stock Option Plan to acquire shares of our Series D Preferred Stock, the value of which is related to the market value of shares of Fortis N.V. and Fortis SA/NV and the Euro to U.S. dollar conversion rate. The options had a term of ten years and were scheduled to vest as to one-third of the shares on the first three anniversaries of the date of grant.
(2)	There was no public market for shares of our Series D Preferred Stock as of December 31, 2002. The estimated present values for the options listed above are based on the binomial values of the options calculated as of September 22, 2003 by an independent third party, using the following assumptions: (i) the value of one share of Series D Preferred Stock is the sum of the value of 0.9 of one share of Fortis SA/NV and 0.9 of one share of common stock of Fortis N.V., (ii) the exercise price of the option was equal to the fair market value as of the date of grant, (iii) the stock price equals the average of the combined Fortis N.V./Fortis SA/NV share price for the three months prior to the calculation; (iv) volatility was calculated as the average of the 60-month historical volatility of the Fortis SA/NV and Fortis N.V. shares at the date of calculation; (v) the annual dividend was calculated as the average of the Fortis SA/NV and Fortis N.V. stock dividend, and (vi) the discount rate was based on the Euro benchmark yield curve for the outstanding term of each option. Although this calculation is not necessarily the value of the options as of their date of grant, it is the value for which they were cashed out, as discussed above.

2002 Year-End Option Values

      The following table sets forth the total number of shares of our Series D Preferred Stock underlying options granted pursuant to the Company’s Stock Option Plan and held by our named executive officers as of December 31, 2002. None of these options were in-the-money as of December 31, 2002, and none of our named executive officers exercised any options during the fiscal year ended December 31, 2002. The Stock

Option Plan was terminated effective as of September 22, 2003, and all stock options outstanding thereunder were cancelled in exchange for a payment of the fair value of such options, as determined by an independent third-party.

	Preferred		Total Shares of Preferred		Value of Unexercised
	Stock		Stock Underlying		In-The-Money
	Acquired		Unexercised Options at		Options Held at
	on	Value	December 31, 2002(#)		December 31, 2002($)
	Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

J. Kerry Clayton	—	—	71,700	30,000	—	—
Robert B. Pollock	—	—	37,733	14,667	—	—
Benjamin M. Cutler	—	—	15,565	3,834	—	—
Lesley Silvester	—	—	9,166	7,734	—	—
Philip Bruce Camacho	—	—	3,800	3,900	—	—

Long-Term Incentive Plan Awards

      The following table presents information concerning long-term incentive plan awards to the named executive officers under the Assurant Appreciation Incentive Rights Plan during the fiscal year ended December 31, 2002:

			Estimated Future
			Payouts Under
		Performance Or	Non-Stock Price-
	Number Of Shares,	Other Period Until	Based Plans
	Units or Other	Maturation Or
Name	Rights(#)	Payout	Target(1)($)

J. Kerry Clayton	22,154(2)	3 Years	780,000
Robert B. Pollock	15,951(2)	3 Years	561,600
Benjamin M. Cutler	7,306(2)	3 Years	287,300
Lesley Silvester	8,861(2)	3 Years	312,000
Philip Bruce Camacho	7,508(3)	3 Years	311,000

(1)	As described more fully under “—Assurant Appreciation Incentive Rights Plan,” an eligible employee of Assurant, Inc. receives 75% of his or her award in Assurant, Inc. incentive rights and 25% of his or her award in operating business segment incentive rights. Conversely, an eligible employee of an operating business segment of Assurant receives 25% of his or her award in Assurant, Inc. incentive rights and 75% of his or her award in operating business segment incentive rights. Each incentive right represents the right to the appreciation in value of an incentive right over the vesting period of the award, based on a valuation provided by an independent, qualified appraiser.
(2)	Represents the total number of incentive rights awarded. Rights are distributed between Assurant, Inc. (75%) and each of the four operating business segments (25%). The Assurant, Inc. incentive rights will be replaced with stock appreciation rights on Assurant common stock from and after the closing of the offering contemplated by this prospectus, as more fully described under “—Assurant Appreciation Incentive Rights Plan.”
(3)	Represents the total number of incentive rights awarded. Rights are distributed between Assurant, Inc. (25%) and Assurant Solutions (75%). The Assurant, Inc. incentive rights will be replaced with stock appreciation rights on Assurant common stock from and after the closing of the offering contemplated by this prospectus, as more fully described under “—Assurant Appreciation Incentive Rights Plan.”

Pension Plans

      We maintain two executive defined benefit pension plans, each of which is inter-related with our broad-based, tax-qualified, defined benefit pension plan.

      Supplemental Executive Retirement Plan. Effective January 1, 1990, our board of directors adopted the Supplemental Executive Retirement Plan (SERP), which is a non-qualified, unfunded supplemental pension plan for certain key executives of the Company and its subsidiaries. Under the SERP, participants who meet certain conditions are entitled to receive a benefit, called a “target benefit,” that is then offset (reduced) by certain other benefits, such as the pension payable under our tax-qualified defined benefit pension plan (the Assurant Pension Plan, described below), the benefit payable under the pension portion of the Executive Pension and 401(k) Plan, described below, certain other nonqualified benefit plans and Social Security benefits. If the SERP benefit commences at age 60 or later, the target benefit, expressed as a single life annuity, is 50% of the employee’s base pay plus target short-term incentive bonus, each as most recently approved by our board of directors, multiplied by a fraction, the numerator of which is the employee’s number of months of employment with the Company or its subsidiaries, and the denominator of which is 240. If the SERP benefit commences prior to age 60, then the target benefit will be reduced on an actuarially equivalent basis from age 60 to the date the benefit actually commences.

      A participant is not vested in any of his or her benefit under the SERP until the second anniversary of the date he or she commences participation in the plan. On the second anniversary of participation, the participant vests in the SERP benefit at the rate of 3% for each month of employment thereafter with the Company or its subsidiaries. A participant will become 100% vested in his or her SERP benefit in the event of death or disability. If a participant is terminated for cause, as defined in the SERP, or commits a material breach of certain covenants regarding non-competition, confidentiality, non-solicitation of employees or non-solicitation of customers, then the participant will forfeit any remaining SERP benefits.

      The default form of payment under the SERP is a single lump payment that is the actuarial equivalent of the SERP benefit. The participant may also elect optional forms of payment under the SERP.

      If there is a change in control with respect to the Company or a division, and within two years after the change in control a participant’s employment is terminated without cause or the participant terminates employment for good reason, then (1) the participant will become 100% vested in his or her SERP benefit; (2) the participant will be credited with 36 additional months of service for purposes of computing his or her target benefit; and (3) the actuarial reduction for commencement of the SERP benefit prior to age 60 will be calculated as though the participant was 36 months older than his or her actual age.

      The SERP provides that if the payments to a participant or beneficiary will be made over a period of more than one year and if at the time payments commence the Company is not subject to pending proceedings as a debtor under the U.S. Bankruptcy Code, then Fortis Insurance N.V. will guarantee the payment of SERP benefits to such participant or beneficiary. The SERP further provides that if Fortis Insurance N.V. ceases to be the beneficial owner of the Company, then such guarantee will be limited to the actuarially equivalent value of the participant’s SERP benefit immediately following such cessation of beneficial ownership.

      The table below shows the target benefit payable under the SERP. The benefit shown is a single life annuity commencing at age 60.

Target Benefits Payable Under the Assurant, Inc. SERP

	Years of Service(1)

Final Compensation	10	15	20	25	30

$ 500,000	$125,000	$187,500	$250,000	$250,000	$250,000
750,000	187,500	281,250	375,000	375,000	375,000
1,000,000	250,000	375,000	500,000	500,000	500,000
1,250,000	312,500	468,750	625,000	625,000	625,000
1,500,000	375,000	562,500	750,000	750,000	750,000
1,750,000	437,500	656,250	875,000	875,000	875,000
2,000,000	500,000	750,000	1,000,000	1,000,000	1,000,000

(1)	At December 31, 2002, J. Kerry Clayton had 32.2 years of service and SERP compensation of $1,560,000; Robert B. Pollock had 21.6 years of service and SERP compensation of $1,154,400; Lesley Silvester had 18.3 years of service and SERP compensation of $686,400; and Benjamin M. Cutler had 17.1 years of service and SERP compensation of $707,200. Philip Bruce Camacho became a SERP participant on January 1, 2003.

      Executive Pension and 401(k) Plan. Effective January 1, 1994, our board of directors adopted the Executive Pension and 401(k) Plan, which is a non-qualified, unfunded deferred compensation plan for certain key executives of the Company and its subsidiaries. The pension portion of this plan (referred to herein as the Executive Pension Plan) is intended to restore to participants amounts that they are restricted from receiving under the Assurant Pension Plan, described below, due to section 401(a)(17) of the U.S. tax code, which generally limits the compensation that may be taken into account under a tax-qualified pension plan to no more than $200,000 annually (subject to cost of living adjustments).

      A participant becomes vested in the benefits under the Executive Pension Plan after three years of vesting service, if the participant has elected to participate in the pension equity portion of the Assurant Pension Plan and after five years of vesting service if the participant has elected to participate in the pension formula that predated the pension equity formula under the Assurant Pension Plan. The benefits under the Executive Pension Plan are payable in a single lump sum in cash as soon as practicable after the participant terminates employment, unless exchanged for options under the Assurant Investment Plan.

      Assurant Pension Plan. Since 1984, the Company has maintained the Assurant Pension Plan, which is a tax-qualified, defined benefit pension plan subject to regulation under ERISA. Eligible employees generally may participate in the Plan after completing one year of service with the Company. The Assurant Pension Plan provides for three different benefit formulas for different groups of participants. Benefits under the plan are payable at termination of employment. A participant’s benefit may be paid in a lump sum or in various annuity forms.

      For the fiscal year ended December 31, 2002, we had $9,311,532 in expense under the SERP, $1,461,243 of expense under the Executive Pension Plan and $14,310,651 of expense under the Assurant Pension Plan.

401(k) Plan

      Assurant 401(k) Plan. Since 1983, we have maintained the Assurant 401(k) Plan, which is a tax-qualified, defined contribution plan subject to regulation under ERISA. Employees generally are eligible to make pre-tax contributions to the plan immediately upon beginning work with Assurant. Participants may elect to contribute up to 50% of their earnings to the plan on a pre-tax or after-tax basis. Earnings include base salary, short-term incentive bonus, overtime and commissions.

      After one year of service, a participant is eligible to begin receiving employer matching contributions. Each year, we may determine whether to declare an employer matching contribution. The Assurant 401(k) plan provides for three different matching allocation formulas for different groups of participants. A participant generally vests in his employer matching contributions and investment earnings thereon after three years of vesting service.

      Before a participant terminates employment, a participant’s vested pre-tax account generally is payable after age 59 1/2, in the event of a hardship, or as a loan. A participant’s vested account is also payable at termination of employment in the form of a lump sum. Participants may invest their own contributions and Company matching contributions in various investment options offered under the plan, including common stock of the Company. The investment fund within the plan that consists of common stock of the Company will be designed as an employee stock ownership plan under ERISA and the U.S. tax code.

      Under the Executive Pension and 401(k) Plan discussed above, the 401(k) portion of this plan (referred to herein as the Executive 401(k) Plan) is intended to restore to participants amounts that they are restricted from receiving under the Assurant 401(k) Plan due to section 401(a)(17) of the U.S. tax code, which generally limits the compensation that may be taken into account under a tax-qualified pension plan to no more than $200,000 annually (subject to cost of living adjustments).

      Under the Executive 401(k) Plan, a participant who is actively employed on the last regularly scheduled work day of a fiscal year is entitled to receive a credit equal to 7% of compensation as determined under the Assurant 401(k) Plan, but determined as though the compensation limitation of section 401(a)(17) of the U.S. tax code did not exist and as though any compensation exchanged for options under the Assurant Investment Plan was received as compensation in the year the options are granted. Such credit is then offset by the amount of the employer matching contribution received in the Assurant 401(k) Plan. The amounts credited to a participant’s account under the 401(k) portion of this plan are deemed to be invested at the participant’s direction in investment vehicles that are also available under the Assurant 401(k) Plan (including common stock of the Company).

      A participant becomes vested in the 401(k) credits and deemed investment earnings thereon in the Executive 401(k) Plan after three years of vesting service. The benefits under the Executive 401(k) Plan are payable in a single lump sum in cash as soon as practicable after the participant terminates employment, unless exchanged for options under the Assurant Investment Plan.

      For the fiscal year ended December 31, 2002, we made combined employer allocations of $24 million under the Executive 401(k) Plan and employer matching contributions under the Assurant 401(k) Plan.

Employment and Change in Control Agreements

      We have entered into change in control severance agreements with Mr. Clayton, our other named executive officers and other officers and key employees. The severance agreements generally provide that if a change in control (as defined) occurs with respect to the business segment for which an employee works, then a two-year trigger period begins. If the employee’s employment is terminated by us without cause or if the employee resigns for good reason (each as defined) during such two-year period, the employee is entitled to certain cash severance payments and continuation of medical and other welfare benefits for a period of 18 months following the termination of employment at the rate charged active employees.

      The amount of cash severance benefits payable to an employee is equal to a multiple (ranging from 1 to 3 depending on the agreement, and equal to 3 for Mr. Clayton and our other named executive officers) times the sum of the employee’s annual base salary and target annual bonus. One-half of the cash severance is payable within thirty days of the date of the employee’s termination, and one-half of the cash severance is payable in equal monthly installments over a period ranging from six months (for those with a severance multiple of 1) to 18 months (for those with a severance multiple of 3), offset by the amount of pre-tax compensation earned by the executive during such period. In addition, if a change in control has occurred and the employee’s employment has been terminated by us without cause or if the employee has resigned for good reason within one year prior to the change in control, then the employee is entitled to the cash severance benefits described above, to be paid in a lump sum in cash within 30 days after the change in control has occurred, and continuation of medical and other welfare benefits for a period of 18 months at the rate charged active employees, except that we shall reimburse the employee for the cost of obtaining such welfare benefits between the date his or her termination and the date of the change in control. These agreements may also provide additional rights including, but not limited to, outplacement services, legal fee reimbursement and reimbursement for any excise tax imposed on the officer by section 4999 of the U.S. tax code.

      The offering contemplated by this prospectus does not constitute a change in control as defined in these agreements.

      American Bankers Insurance Group has a severance agreement with Mr. Camacho. If Mr. Camacho terminates his employment because of retirement (as determined in accordance with normal company policies) or death, then Mr. Camacho will receive a severance payment equal to 150% of his current salary, defined as his salary for the 12 months preceding the severance, excluding any bonus or deferred compensation. If Mr. Camacho’s employment is terminated because of disability, then Mr. Camacho will receive a severance payment equal to 50% of his current annual salary, as defined above. If either Mr. Camacho’s employment is terminated without cause (as defined in the agreement), or Mr. Camacho terminates employment after a decrease in his base salary to a level less than 80% of the level for any prior year, then Mr. Camacho will receive a severance payment equal to 100% of his current salary, as defined. In each case the severance benefit will be paid in a lump sum on the fifth business day following termination of employment.

2004 Long-Term Incentive Plan

      Our board of directors has adopted and our sole stockholder has approved the 2004 Long-Term Incentive Plan, to be effective as of the closing of the offering contemplated by this prospectus. This equity-based incentive plan is intended to promote our success and enhance our value by linking the personal interests of our employees, directors and consultants to those of our stockholders, and by providing such persons with an incentive for outstanding performance.

      The 2004 Long-Term Incentive Plan authorizes the granting of awards to employees, officers, directors and consultants in the following forms:

•	options to purchase shares of our common stock, which may be nonstatutory stock options or incentive stock options under the U.S. tax code;
•	stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price;
•	performance awards, which are payable in cash or stock upon the attainment of specified performance goals;
•	restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the Compensation Committee of our board of directors;
•	dividend equivalents, which entitle the participant to payments equal to any dividends paid on the shares of stock underlying an award; and
•	other stock-based awards in the discretion of the Compensation Committee, including unrestricted stock grants.

      The number of shares reserved and available for issuance under the plan is 10,000,000 shares. In the event that any outstanding award expires for any reason or is settled in cash, any unissued shares subject to the award will again be available for issuance under the plan. If a participant pays the exercise price of an option by delivering to us previously owned shares, only the number of shares we issue in excess of the surrendered shares will count against the plan’s share limit. Also, if the full number of shares subject to an option is not issued upon exercise for any reason (other than to satisfy a tax withholding obligation), only the net number of shares actually issued upon exercise will count against the plan’s share limit.

      In the event of a corporate transaction involving the Company (including any stock dividend, stock split, merger, spin-off or related transaction), the share authorization limits of the 2004 Long-Term Incentive Plan will be adjusted proportionately, and the Compensation Committee may adjust outstanding awards to preserve their benefits or potential benefits.

      The 2004 Long-Term Incentive Plan will be administered by the Compensation Committee of our board of directors. The committee has the authority to designate participants, determine the type or types of awards to be granted to each participant and the number, terms and conditions of awards, establish, adopt or revise any rules and regulations to administer the plan, and make all other decisions and determinations that may be required under the plan. Our board of directors may at any time administer this plan. If so, it will have all the powers of the committee.

      All awards must be evidenced by a written agreement with the participant, which will include the provisions specified by the Compensation Committee.

      Under section 162(m) of the U.S. tax code, a public company generally may not deduct compensation in excess of $1 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our stockholders in 2007, or until the 2004 Long-Term Incentive Plan is materially amended, if earlier, awards granted under the plan will be exempt from the deduction limits of section 162(m). In order for awards granted after the expiration of such grace period to be exempt, the plan must be amended to comply with the exemption conditions and be re-submitted for approval of our stockholders.

      Unless otherwise provided in an award certificate or plan document, upon the death or disability of a participant, all of his or her outstanding awards under the 2004 Long-Term Incentive Plan will become fully vested. Unless otherwise provided in an award certificate or plan document, if a participant’s employment is terminated without cause or the participant resigns for good reason (as such terms are defined in the plan) within two years after a change in control of the Company, all of such participant’s outstanding awards under the plan will become fully vested. The Compensation Committee may in its discretion accelerate the vesting of an award at any other time, and may discriminate among participants or among awards in exercising its discretion.

      Our board of directors or the Compensation Committee may at any time terminate or amend the 2004 Long-Term Incentive Plan, but any such amendment would be subject to stockholder approval if, in the reasonable judgment of the board or committee, the amendment would materially increase the number of shares available under the plan, expand the types of awards available under the plan, materially extend the term of the plan or otherwise constitute a material change requiring stockholder approval under applicable laws or the applicable requirements of a stock exchange on which our stock is listed. No termination or amendment of the plan may, without the written consent of the participant, reduce or diminish the value of an outstanding award determined as if the award had been exercised, vested, cashed in or otherwise settled on the date of such amendment or termination. The Compensation Committee may amend or terminate outstanding awards, but such amendments may require the consent of the participant and, unless approved by our stockholders or otherwise permitted by the antidilution provisions of the plan, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of an option may not be extended.

      The 2004 Long-Term Incentive Plan will become effective as of the closing of the offering contemplated by this prospectus. We estimate that, as of its effective date, approximately 12,000 employees, officers and directors will be eligible to participate in the plan. No awards will be granted under the plan prior to its effective date. Any awards will be made at the discretion of the Compensation Committee. Therefore, it is not presently possible to determine the benefits or amounts that will be received by any individuals or groups pursuant to the 2004 Long-Term Incentive Plan in the future.

2004 Employee Stock Purchase Plan

      The 2004 Employee Stock Purchase Plan was adopted by our board of directors and was approved by our sole stockholder on October 15, 2003. It will go into effect as of the first July 1 or January 1 following the closing of the offering contemplated by this prospectus.

      The purpose of the stock purchase plan is to enhance the proprietary interest among the employees of the Company and our participating subsidiaries through ownership of our common stock. The stock purchase plan is designed to allow eligible employees to purchase shares of our common stock, at defined intervals, with their accumulated payroll deductions. Employees are eligible to participate if they are customarily employed by us, or one of our subsidiaries designated by our Compensation Committee, for at least 20 hours per week and five months per calendar year, and provided they have served as an employee for at least six months. We have reserved 5,000,000 shares of our common stock for issuance under the stock purchase plan.

      The plan is intended to be a qualified employee stock purchase plan within the meaning of section 423 of the U.S. tax code. Under the stock purchase plan, our Compensation Committee may from time to time grant to eligible employees rights to purchase our common stock during designated purchase periods. Provided the offering contemplated by this prospectus closes on or before July 1, 2004, the initial purchase period will begin on July 1, 2004 and will end on December 31, 2004. Unless otherwise determined by the Compensation Committee, new purchase periods of six months duration will begin each following January 1 and July 1.

      Employees who elect to participate in a purchase period may have up to 15% of their compensation withheld pursuant to the stock purchase plan, subject to any limit imposed from time to time by the committee (currently $6,000 per six-month purchase period). The amount withheld is then used to purchase shares of our common stock on the designated purchase dates at the end of each purchase period. Until the Compensation Committee determines otherwise, the price of common stock purchased under the plan is equal to the lower of 90% of the market value (closing price) of our common stock at the beginning date of each purchase period or 90% of the market value (closing price) of our common stock at the end of the purchase period. The Compensation Committee may designate a different discount formula, but not less than 85% of the market value at the beginning or end of any purchase period. Since the shares are purchased at less than market value, employees will receive a benefit from participating in the stock purchase plan. The maximum number of shares of our common stock that may be purchased by any participant in the stock purchase plan on any one purchase date is 5,000 shares.

      Certain limits are imposed by law. For example, an employee may not be granted a purchase right for a purchase period if immediately after the grant, he or she would own 5% or more of the total combined voting power or value of all classes of our stock or the stock of our subsidiaries. Also, a participant cannot receive purchase rights that, in combination with purchase rights under other section 423 plans, would result during any calendar year in the purchase of shares having an aggregate fair market value of more than $25,000.

      In the event of a stock dividend, stock split or combination of shares, recapitalization or other change in our capitalization, or other distribution with respect to our stockholders other than normal cash dividends, an automatic adjustment will be made in the number and kind of shares as to which outstanding purchase rights will be exercisable and in the available shares and limits described above, so that the proportionate interest of the participants is maintained as before the occurrence of such event.

      The stock purchase plan will terminate on the tenth anniversary of its effective date, unless terminated earlier by the Compensation Committee. The Compensation Committee has the authority to amend the stock purchase plan at any time, but, with limited exceptions, no amendment may adversely affect any outstanding rights to purchase stock. Certain amendments to the stock purchase plan would require approval of our stockholders, such as a change in eligibility requirements or an increase in the number of shares reserved for purchase under the plan.

Executive Management Incentive Plan

      Our Executive Management Incentive Plan was adopted by the board of directors and approved by our sole stockholder on October 15, 2003, to be effective as of January 1, 2004. Participation in the Executive Management Incentive Plan is limited to senior officers of the Company and its subsidiaries who are selected to participate in the plan for a given year by the Compensation Committee of our board of directors. The plan provides for the payment of annual monetary awards to each participant equal to a percentage of such participant’s base salary based upon the achievement of certain designated performance goals.

      Each participant in the plan will be eligible to receive a cash bonus in connection with a particular calendar year during the term of the plan if performance goals set for that year by the Compensation Committee are met or exceeded. Not later than ninety days after the commencement of any year during the term of the plan, the Compensation Committee will set in writing performance goals based on one or more performance criteria, which may be expressed in terms of Company-wide objectives or in terms of objectives that relate to the performance of an affiliate or a division, department, region or function within the Company or an affiliate.

      At the time the Compensation Committee sets the performance goals for a particular year, it will also set in writing the percentages of each participant’s salary that will be awarded to the participant if the Company (or one or more of our subsidiaries or divisions, as applicable) achieves the designated performance goals. Payments under the plan will be made promptly after the Compensation Committee certifies in writing that the relevant performance goals and other terms of the plan were satisfied in connection with such payments. Our board of directors or the Compensation Committee may terminate, suspend or amend the plan at any time.

      Only our senior officers and senior officers of our subsidiaries are eligible to participate in the Executive Management Incentive Plan. The amount of awards under the plan will be determined at the discretion of the Compensation Committee. Therefore, it is not presently possible to determine the benefits or amounts that will be received by any individuals or groups pursuant to this plan.

Assurant Appreciation Incentive Rights Plan

      Since January 1, 1999, the Company has maintained the Fortis Appreciation Incentive Rights Plan (to be renamed the Assurant Appreciation Incentive Rights Plan), which provides key employees with the right to receive long-term incentive cash compensation based on the appreciation in value of incentive units of Assurant and incentive units of each of its operating business segments. This plan is administered by a committee appointed by our board of directors.

      Under this plan as currently in effect, an eligible employee of Assurant receives 75% of his or her award in Assurant incentive rights and 25% of his or her award in operating business segment incentive rights. Conversely, an eligible employee of an operating business segment of Assurant receives 25% of his or her award in Assurant incentive rights and 75% of his or her award in operating business segment incentive rights. Each incentive right represents the right to the appreciation in value of an incentive unit. Each Assurant incentive unit originally represented one ten millionth (.0000001) of the entity value of Assurant, and each operating business segment incentive unit represented one ten millionth of the entity value of each operating business segment that participates in the plan. However, the number of incentive units has been adjusted over time for cash flows into and out of each entity. The entity value of Assurant and the entity value of the respective operating business segments are determined by the committee as of each December 31st based on a valuation provided by an independent, qualified appraiser. The committee also determines the adjustment to the number of incentive units outstanding in each entity and the value of each unit as of the valuation date. Each incentive right entitles the holder to a cash payment equal to the difference between the value of the incentive unit on the December 31st immediately preceding the date of exercise and the value of the incentive unit on the December 31st immediately preceding the date of grant.

      Each right becomes vested on December 31st of the second year following the year of grant, except that (1) each Assurant right becomes fully vested if Assurant undergoes a change in control (as defined in the plan); (2) each business unit segment becomes fully vested if that operating business segment undergoes a change in control; and (3) if a participant retires, becomes disabled, or dies, then the participant vests in 1/36th of each right for each month elapsed from January 1st of the year of grant to the date the participant terminates employment. Rights that have become vested may be exercised during a 45-day exercise period following the announcement by the plan committee of the value of Assurant incentive units and of the incentive units of each operating business segment. To the extent not previously exercised, all rights will automatically be exercised on the tenth anniversary of the date of grant. Rights that are exercised are payable solely in cash. A participant may elect to have any amounts payable under the Assurant Appreciation Incentive Rights Plan exchanged for options in the Assurant Investment Plan, described below.

      Our board of directors amended the Fortis Appreciation Incentive Rights Plan to provide for the cash-out and replacement of Fortis, Inc. incentive rights with stock appreciation rights related to Assurant common stock from and after the closing of the offering contemplated by this prospectus. The business segment rights outstanding under the plan will not be changed or affected. The conversion of outstanding Fortis, Inc. incentive rights will take place as described in this paragraph. The Fortis, Inc. incentive rights will be valued as of December 31, 2003 using a special valuation method, as follows. The measurement value of each Fortis, Inc. incentive right as of December 31, 2002 will be adjusted to reflect dividends paid by the Company, consistent with past practice; such adjusted value shall then be multiplied by the arithmetic average of the change during calendar year 2003 in the Dow Jones Life Insurance Index, the Dow Jones Property Casualty Index, and the Dow Jones Healthcare Providers Index; and the result will be the measurement value of a Fortis, Inc. incentive right as of December 31, 2003. As soon as practical after this special valuation is completed, and before the closing of the offering contemplated by this prospectus, the Company will cash out each Fortis, Inc. incentive right then outstanding under the plan for a cash payment equal to the difference, if any, between the measurement value of the Fortis, Inc. incentive right as of the December 31st immediately preceding the date of grant, and the measurement value of that right determined as of December 31, 2003, pursuant to the special valuation. Each outstanding Fortis, Inc. incentive right, whether or not vested, will be cancelled effective as of the date it is cashed out. Following the cash-out and cancellation of Fortis, Inc. incentive rights, the Company will grant to each participant whose rights were cashed out a number of stock appreciation rights on our common stock (referred to as “replacement rights”). The number of replacement rights to be granted to a participant will equal (1) the measurement value of the participant’s cashed-out Fortis, Inc. incentive rights, divided by (2) the public offering price set forth on the cover of this prospectus. Each replacement right that replaces a vested cashed-out right will be vested immediately, and each replacement right that replaces a non-vested cashed-out right will become vested on the vesting date for the corresponding cashed-out right, but no replacement right, whether or not vested, may be exercised sooner than one year from the closing date of the offering contemplated by this prospectus. After that waiting period, each replacement right will be exercisable for the remaining term of the corresponding cancelled right.

      All future grants of Assurant rights under the amended and restated plan, now called the Assurant Appreciation Incentive Rights Plan, will consist of Assurant stock appreciation rights that will give the holder the right to receive, upon exercise of the right, a cash payment equal to the difference between the market price of Assurant common stock on the date of exercise over the market price of Assurant common stock on the date of grant. Except as provided above with respect to the replacement Assurant stock appreciation rights, all such rights will vest over a three-year period from the date of grant, will have a ten-year term and will be exercisable at any time after they are vested and before the expiration of the term.

Assurant Investment Plan

      Our board of directors adopted the Assurant Investment Plan, which provides key employees the ability to exchange a portion of their compensation for options to purchase certain third-party mutual funds. The plan became effective as of January 1, 1999 and is administered by our Senior Vice President—Compensation and Benefits, who is referred to as the administrator. Under the Assurant Investment Plan, a participant may exchange all or a portion of his or her eligible compensation for a specific number of options under the plan. Each option represents the right to purchase shares of a third-party mutual fund, as selected by the participant. Each option is exercisable for a dollar amount equal to the greater of 25% of the trading price of the applicable mutual fund units at the date the option is granted and 50% of the trading price of the applicable mutual fund units on the date the option is exercised. Each option is fully vested and exercisable on the grant date. Options may not be exercised more than twice in any calendar year, except with the consent of the administrator. For most options, the exercise period generally will expire on the earlier of 120 months after the participant’s death, disability or retirement and 60 months after the participant’s termination of employment for any other reason. Until the options are exercised, a participant may instruct the administrator to exchange some or all of the options for options to purchase different underlying mutual fund units.

PRINCIPAL AND SELLING STOCKHOLDERS

      Before this offering, 100% of the outstanding shares of our common stock have been beneficially owned by Fortis N.V. and Fortis SA/ NV, the parent companies of the selling stockholder, Fortis Insurance N.V. After the completion of this offering, Fortis N.V. and Fortis SA/ NV will beneficially own approximately           % of our common stock, or           % if the underwriters exercise their over-allotment option in full. Although it has no contractual obligation to do so, Fortis has advised us that its current intent is to divest its remaining shares of our common stock over a period of time following the expiration of the lock-up agreement described under “Underwriting.” Pursuant to the lock-up agreements, we, each of our directors and executive officers, Fortis N.V., Fortis SA/ NV, Fortis Insurance N.V., and purchasers of shares under the directed share program have agreed not to sell or cause to be sold or otherwise dispose of any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters.

      The following table sets forth information as of October 1, 2003 regarding the beneficial ownership of our common stock by:

•	all persons known by us to own beneficially more than 5% of our common stock;

•	our chief executive officer and each of the named executive officers;

•	each director;

•	all directors and executive officers as a group; and

•	the selling stockholder.

      Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of October 1, 2003 are deemed issued and outstanding. These shares, however, are not deemed outstanding for purposes of computing percentage ownership of each other stockholder.

	Beneficial Ownership			Beneficial Ownership
	of Principal			of Principal
	Stockholders Prior		Number of	Stockholders After
	to the Offering		Shares To Be	the Offering(1)
Name and Address			Sold in the
of Beneficial Owner	Number	Percentage	Offering	Number	Percentage

Fortis Insurance N.V.(2)	8,300,002	100%				%
J. Kerry Clayton	—	—	—	—	—
Robert B. Pollock	—	—	—	—	—
Benjamin M. Cutler	—	—	—	—	—
Lesley Silvester	—	—	—	—	—
Philip Bruce Camacho	—	—	—	—	—
John Michael Palms	—	—	—	—	—
Anton van Rossum	—	—	—	—	—
Michel Baise	—	—	—	—	—
Robert J. Blendon	—	—	—	—	—
Beth L. Bronner	—	—	—	—	—
Howard L. Carver	—	—	—	—	—
Arie A. Fakkert	—	—	—	—	—
Allen R. Freedman	—	—	—	—	—
H. Carroll Mackin	—	—	—	—	—
Gilbert Mittler	—	—	—	—	—
Georges Valckenaere	—	—	—	—	—
All directors and executive officers as a group (27 persons)	—	—	—	—	—

(1)	Beneficial ownership of principal and selling stockholders after the offering does not take into account shares that may be sold by the selling stockholder in the event the underwriters’ over-allotment option is exercised. If the underwriters’ over-allotment option is exercised in full, Fortis Insurance N.V. will beneficially own shares of our common stock, or % immediately after the offering. In addition, beneficial ownership of principal and selling stockholders after the offering does not include shares that may be purchased in the offering, including in the directed share program. See “Underwriting—Directed Share Program.”
(2)	Includes 7,596,679 shares of Class A Common Stock held by Fortis Insurance N.V. directly, 41,832 shares of Class A Common Stock and 150,001 shares of Class B Common Stock held by Fortis (US) Funding Partners I LP and 111,489 shares of Class A Common Stock and 400,001 shares of Class C Common Stock held by Fortis (US) Funding Partners II LP. Fortis Insurance N.V. is an indirect, wholly owned subsidiary of Fortis N.V. and Fortis SA/NV.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We describe below some of the transactions we have entered into with parties that are related to our Company, including Fortis.

      Certain relationships and related transactions with respect to the underwriters are set forth in “Underwriting.”

General

      We are currently an indirect subsidiary of Fortis. Prior to and following the offering, some of our directors also were and will continue to be directors, officers and employees of Fortis and/or its subsidiaries. We will enter into a shareholders’ agreement with Fortis Insurance N.V. that will give Fortis the right to nominate designees to our board of directors and the right to approve certain significant corporate actions as described under “—Shareholders’ Agreement.”

      In the ordinary course of business, we have entered into a number of agreements with Fortis and its subsidiaries relating to our historical business and our relationship with the Fortis group of companies, the material terms of which are described below. In addition, in connection with the offering, we will enter into agreements with Fortis relating to our separation from Fortis and the ongoing relationship of the two companies after the offering date, as described below. We will enter into these agreements while we are still a wholly owned subsidiary of Fortis and the agreements will become effective concurrently with the completion of the offering. Forms of the agreements summarized below will be filed as exhibits to the registration statement of which this prospectus forms a part.

Registration Rights Agreement

      Concurrently with the offering contemplated by this prospectus, we will enter into a registration rights agreement with Fortis Insurance N.V. pursuant to which we will grant to Fortis Insurance N.V. and its affiliates that become our stockholders (collectively, Fortis Insurance) rights to request registration under the Securities Act to effect a public offering with respect to all of the shares of our common stock owned by them from time to time during the term of the agreement. The maximum number of shares to be included in any such public offering will not exceed the maximum number that the managing underwriter of such public offering considers to be appropriate.

      In addition, subject to limited exceptions, if we propose to register any shares of our common stock, other equity securities or securities convertible into or exchangeable for equity securities, whether or not for sale for our own account, we are required to provide notice to Fortis Insurance, and if requested by Fortis Insurance, we will include its shares in the registration statement. The maximum number of shares to be included in any such public offering will not exceed the maximum number that the managing underwriter of such public offering considers to be appropriate.

      During the term of the agreement, Fortis Insurance will agree not to sell, transfer or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock during the period ending       days after the effective date of a registration statement for an underwritten public offering of any of our equity securities (unless the underwriters of such offering permit a shorter period).

      We are obligated to pay all expenses of the registration and offering of shares in connection with any such registration, other than underwriting discounts and commissions. In addition, we will agree to indemnify Fortis Insurance for damages relating to a material misstatement or omission in any registration statement or prospectus relating to shares of our common stock to be sold by Fortis Insurance. Fortis Insurance will agree to indemnify us, our officers and our directors on the same basis with respect to material misstatements or omissions relating to information about Fortis Insurance.

Shareholders’ Agreement

      Concurrently with the offering contemplated by this prospectus, we will enter into a shareholders’ agreement with Fortis Insurance N.V. The shareholders’ agreement will set forth the following agreements as to corporate governance matters:

      Composition of Board of Directors. Fortis will have the right to nominate designees to our board of directors and subject to limited exceptions, our board of directors will nominate those designees as follows: (i) so long as Fortis owns at least 50% of our outstanding common stock, five designees and (ii) so long as Fortis owns less than 50% but at least 10% of our outstanding common stock, two designees. Upon consummation of the offering contemplated by this prospectus, three Fortis designees will be designated as Class II directors and two Fortis designees will be designated as Class III directors. See “Description of Share Capital— Shareholders’ Agreement— Composition of Board of Directors” for more detail on these provisions.

      Supermajority Voting Requirement. As long as Fortis owns at least 50% of our outstanding common stock, we will be required to have a by-law provision requiring a supermajority of our directors to approve certain actions, which would require the approval of two or more Fortis directors. See “Description of Share Capital— Shareholders’ Agreement— Supermajority Voting Requirement.”

Cooperation Agreement

      Concurrently with the offering contemplated by this prospectus, we will enter into a cooperation agreement with Fortis Insurance N.V., Fortis N.V. and Fortis SA/NV relating to our separation from Fortis and the ongoing relationship between the companies, pursuant to which Fortis will grant us rights to use the Fortis name for various transition periods following the offering contemplated by this prospectus.

SERP Guarantee

      Our SERP program provides that if the payments to a participant or beneficiary will be made over a period of more than one year and if at the time payments commence we are not subject to pending proceedings as a debtor under the U.S. Bankruptcy Code, then Fortis Insurance will guarantee the payment of SERP benefits to such participant or beneficiary. The SERP further provides that if Fortis Insurance ceases to be the beneficial owner of the Company, then such guarantee will be limited to the actuarially equivalent value of the participant’s SERP benefit immediately following such cessation of beneficial ownership.

The 1999 Trust Capital Securities and the Company’s Subordinated Debentures

      The 1999 Trust Capital Securities and the 1999 Subordinated Debentures were issued at the time of the issuance by (i) Fortis Floating Rate Capital Funding Trust of Euro 400 million floating rate noncumulative guaranteed trust capital securities, (ii) Fortis Fixed Rate Quarterly Capital Funding Trust of Euro 200 million fixed rate quarterly noncumulative guaranteed trust capital securities and (iii) Fortis Fixed Rate Annual Capital Funding Trust of Euro 50 million fixed rate annual noncumulative guaranteed trust capital securities (collectively, the Fortis Trusts and the Fortis Trust Securities), the common equity of each such Fortis Trust being owned indirectly by Fortis. The payments we make on the 1999 Subordinated Debentures and accordingly the payments made on the 1999 Trust Capital Securities are ultimately used by Fortis Insurance N.V. and Fortis Capital Funding LP to make payments on the Fortis Trust Securities. The payments we make on the 1999 Subordinated Debentures and therefore on the 1999 Trust Capital Securities exceed the total payments due by the Fortis Trusts on the Fortis Trust Securities. In addition, in connection with the Fortis Trust Securities, we entered into a services agreement pursuant to which we are obligated to provide legal, accounting, tax and other general support services, including providing necessary administrative and record-keeping services for Fortis Capital Funding LP and the Fortis Trusts for an annual fee of $100,000.

Guarantee of Capital Securities

      Fortis has guaranteed certain payments in connection with our junior subordinated debentures and the Capital Securities of Fortis Capital Trust and Fortis Capital Trust II. See “Description of Other Securities.”

Commercial Paper Program and Other Indebtedness

      Historically, Fortis has maintained a $1 billion commercial paper facility that we have been able to access (via intercompany loans) for up to $750 million. We have used the commercial paper facility to cover any cash shortfalls, which may occur from time to time. We had no intercompany loans with Fortis associated with this commercial paper facility during the year ended December 31, 2002. In 2001, $235 million in commercial paper was issued and redeemed by Fortis on our behalf. We had no outstanding intercompany loans with Fortis related to this commercial paper facility at year end December 31, 2002 and 2001. In connection with our separation from Fortis, we will no longer have access to this facility.

      In addition, we previously had indebtedness outstanding in the amount of $225 million to Fortis Finance N.V., which was repaid in April 2001. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      See “Description of Other Securities” for a description of our 2000 Trust Capital Securities, which are owned by Fortis Insurance N.V.

Reimbursement of Fortis Liaison Office

      During 2003, 2002, 2001 and 2000, we paid $427,000, $749,000, $516,000 and $0, respectively, to Fortis for costs representing salary, benefits and other expenses of Arie Fakkert, a director of the Company, who was then an employee of one of Fortis’ subsidiaries, and his support staff. We discontinued these payments as of October 3, 2003.

CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

      The following summary describes the material United States federal income and estate tax consequences of the ownership of common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as United States expatriates, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid United States federal income tax, and investors in pass-through entities that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”). Such Non-U.S. Holders should consult their own tax advisors to determine the United States federal, state and local income and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

      As used herein, a “U.S. Holder” of common stock means a holder that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (X) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (Y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A “Non-U.S. Holder” is a holder that is not a U.S. Holder. If a partnership holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding the common stock should consult their tax advisors.

Dividends

      Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable income tax treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service (IRS) Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

      A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

      A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where an income tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a “United States real property holding corporation” for United States federal income tax purposes.

      An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

      The Company believes it is not and does not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

      Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. A Non-U.S. Holder will be subject to backup withholding on dividends paid to such holder unless applicable certification requirements are met.

      Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of common stock within the United States or conducted through United States-related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the IRS.

DESCRIPTION OF SHARE CAPITAL

      Our certificate of incorporation authorizes capital stock consisting of 80,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $1.00 per share. Our board of directors has designated a portion of our common stock as Class B Common Stock and a portion as Class C Common Stock. The following summary of the terms and provisions of our capital stock does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and by-laws, copies of which will be filed as exhibits to the Registration Statement on Form S-1 of which this prospectus is a part, and applicable law. As of October 1, 2003, the following shares were outstanding: 7,750,000 shares of Common Stock; 150,001 shares of Class B Common Stock; 400,001 shares of Class C Common Stock; 19,160 shares of Series B Preferred Stock; and 5,000 shares of Series C Preferred Stock. As of October 1, 2003, we had three common stockholders of record.

Common Stock

      General. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, fully-paid and nonassessable.

      Dividends. Subject to any preferential rights of any outstanding series of preferred stock that our board of directors may create from time to time or of our Class B or Class C Common Stock, the holders of our Common Stock will be entitled to dividends as may be declared from time to time by the board of directors from funds available therefor. Our board of directors does not currently intend to pay dividends to holders of our Common Stock. See “Dividend Policy” and “Regulation.”

      Voting Rights. Each share of Common Stock entitles the holder thereof to one vote on all matters, including the election of directors, and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock and our Class B or Class C Common Stock, the holders of the shares of our Common Stock will possess all voting power. The holders of our Series B and Series C Preferred Stock are entitled to vote on all matters as a single class with the holders of our Common Stock. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Generally, all matters to be voted on by the stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast, subject to state law and any voting rights granted to any of the holders of preferred stock and our Class B or Class C Common Stock. Notwithstanding the foregoing, approval of the following matters requires the vote of holders of at least two-thirds of our outstanding capital stock entitled to vote in the election of directors:

•	altering, amending, repealing or adopting of certain provisions of our certificate of incorporation or by-laws by the stockholders, including amendments to the provisions governing the classified board, the approval of mergers and the liability of directors;

•	removing directors (which is permitted for cause only);

•	effecting any merger or consolidation;

•	selling all or substantially all of our assets; and

•	amending of any of the super-majority voting provisions.

See “—Shareholders’ Agreement.”

      Preemptive Rights. The holders of Common Stock do not have any preemptive rights. There are no subscription, redemption, conversion or sinking fund provisions with respect to the Common Stock.

      Liquidation Rights. Upon dissolution, liquidation or winding-up of Assurant, Inc., subject to the rights of holders of any preferred stock and our Class B or Class C Common Stock outstanding or any other class or series of stock having preferential rights, the holders of Common Stock will be entitled to receive our assets available for distribution proportionate to their pro rata ownership of the outstanding shares of Common Stock.

Class B and Class C Common Stock

      General. Shares of our Class B and Class C Common Stock rank senior to our common stock with respect to the payment of dividends at the indicative rates for those shares (described below for those shares) and with respect to the payment of liquidation amounts upon the liquidation, dissolution or winding up of Assurant, Inc. In all other respects, shares of our Class B and Class C Common Stock rank pari passu with our common stock and participate equally with our common stock with respect to dividends and other distributions paid by us and with respect to any amounts payable upon our liquidation, dissolution or winding up. The Class B and Class C Common Stock rank junior in all respects to our Series B and Series C Preferred Stock. We may not issue any further class or series of equity securities ranking senior to or pari passu with our Class B and Class C Common Stock with respect to dividends and other distributions paid by us or with respect to any amounts payable upon our liquidation, dissolution or winding up, without the prior consent of the holders of not less than a majority of the outstanding Class B and Class C Common Stock, except that we may issue additional Class B or Class C Common Stock and other equity securities that rank pari passu with the Class B and Class C Common Stock without such consent if we have paid in full each of the last four dividends at the indicated rate on their respective dividend payment dates.

      The holders of the Class B and Class C Common Stock have no preemptive rights with respect to any other securities of Assurant, Inc. and the Class B and Class C Common Stock are not convertible into any other securities of Assurant, Inc.

      Dividends. Cash dividends on the Class B and Class C Common Stock are payable in arrears on a non-cumulative basis out of available cash when, as and if declared by our board of directors, on each dividend date, in such amounts as may be declared by our board of directors. Our board of directors has authorized the payment of (1) dividends semi-annually on our Class B Common Stock in the amount of $37.502 per share and (2) dividends semi-annually on our Class C Common Stock in the amount of $38.505 per share. The indicative rate for the Class B Common Stock is currently 7.48% and after March 1, 2005, will be a variable rate of six-month LIBOR plus 1.10%, reset semi-annually. The indicative rate for the Class C Common Stock is currently 7.684% per annum and after March 1, 2010, will be a variable rate of six-month LIBOR plus 1.25%, reset semi-annually. When dividends are paid on the Class B or C Common Stock at less than the applicable indicative rate, all dividends declared on the Class B and Class C Common Stock will be paid pro rata.

      No cash dividend or other distribution may be declared or paid or set apart for payment on any shares of our common stock or any other junior shares, and neither we nor any of our affiliates may purchase or redeem for cash any outstanding shares of common stock or any other junior shares, unless (i) full dividends have been declared and paid or set apart for payment on the shares of the Class B and Class C Common Stock in an amount at least equal to the greater of (A) the dividends payable during such dividend period at the indicative rate for such Class B or Class C Common Stock or (B) the dividends paid by us on the corresponding number of shares of common stock and other junior shares during such dividend period (treating any cash payment in connection with a purchase or redemption of common stock or junior shares by us as a cash dividend), (ii) the Fortis (US) Funding Partners LPs have paid the full amount of payments on the securities issued by them (the Preference Securities) for the current Preference Securities payment period and (iii) such repurchase or redemption does not cause our net worth to be less than $1.6 billion. If a dividend is paid on the shares of Class B or C Common Stock during any dividend period at a rate less than the indicative rate for such Class B or Class C Common Stock, we may not make any dividend payments on any shares of common stock or other junior shares and may only make dividend payments on our other securities that rank pari passu with the Class B and Class C Common Stock, if any, in the same proportion as the partial dividend paid on the Class B and Class C Common Stock for the current dividend period bears to the full dividend payment determined for such dividend period at the indicative rate for such Class B and Class C Common Stock. The corresponding number of junior shares is currently 2.2996 shares of common stock. For so long as the Preference Securities are outstanding, if a partial Preference Securities payment is made for any Preference Securities payment period, we may not make any dividend payments on our common stock or other junior shares and may only make dividend payments on our other securities ranking pari passu with the corresponding Class B and Class C Common Stock in the same proportion as the lesser of (i) the proportion the partial Preference

Securities payment made for the current Preference Securities payment period bears to the full Preference Securities payment determined for such Preference Securities payment period and (ii) the proportion the partial dividend paid on the Class B and Class C Common Stock for the corresponding dividend period bears to the full dividend payment determined for such dividend period at the applicable indicative rate.

      In addition, we will not purchase or redeem any common stock or other junior shares if such purchase or redemption would cause our net worth, as of the last day of the most recently ended fiscal quarter and after giving effect to such purchase or redemption, to be less than $1.6 billion, subject to adjustment for issuances and redemptions of Class B or Class C Common Stock or other pari passu securities.

      To the extent that dividends paid with respect to the Class B and Class C Common Stock exceed our earnings and profits as calculated for U.S. federal income tax purposes, they will not constitute dividends for U.S. federal income tax purposes and will not qualify for the dividends-received deduction. In such event, we must make additional distributions to place each holder of the Class B and Class C Common Stock in the same position it would have been in if all dividends from us were paid from such earnings and profits, assuming for these purposes that such holder was eligible for the dividends-received deduction.

      Voting Rights. As long as any Class B and Class C Common Stock is owned by the applicable Fortis (US) Funding Partners LP, the holders of such Class B or Class C Common Stock will be entitled to one vote per share and will be entitled to vote with our common stock as a single class on all matters submitted to a vote of our common stock (other than those matters affecting only our common stock). The holders of the Class B and Class C Common Stock will be entitled to vote separately as a single class on certain matters affecting the Class B and Class C Common Stock.

      Whenever dividends on the Class B or Class C Common Stock are in arrears for five or more consecutive dividend periods, the holders of those shares, voting as a single class, will be entitled, subject to any necessary regulatory actions, to elect two special independent directors to our board of directors at a special meeting called by the holders of record of at least 25% of the Class B or Class C Common Stock, as applicable. The special independent directors will vacate office if dividends are resumed and are paid regularly for at least two consecutive dividend periods.

      Redemption. Shares of the Class B and Class C Common Stock are not subject to mandatory redemption at any time and, prior to March 1, 2030, are not subject to optional redemption. On or after March 1, 2030, shares of Class B and Class C Common Stock may be redeemed at our option at any time, in whole but not in part, at their fair market value as determined by a nationally recognized investment bank.

      Liquidation Rights. Upon any voluntary or involuntary dissolution, liquidation or winding up of Assurant, Inc., after payment or provision for our liabilities and the expenses of such dissolution, liquidation or winding up, the holders of the outstanding Class B and Class C Common Stock will be entitled to receive out of our assets or proceeds thereof available for distribution to holders of Class B and Class C Common Stock, before any payment or distribution of assets is made to holders of common stock or any other junior shares, the applicable liquidation amount, which is generally $1,000 per share or the amount that would be payable on the corresponding number of junior shares, whichever is greater.

      Merger, Consolidation or Amalgamation of Assurant, Inc. So long as the Class B and Class C Common Stock remain outstanding, we may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease our properties and assets substantially as an entirety to, any corporation or other entity, except that we may, with the consent of at least one of the special independent directors, if any, on our board of directors at the time the issue is considered and without the consent of the holders of the Class B and Class C Common Stock, consolidate, amalgamate, merge with or into, or be replaced by a corporation organized as such under the laws of any state of the United States provided that specified conditions are met.

Preferred Stock

      Our board of directors has the authority, without further action of our stockholders, to issue up to 20,000,000 shares of preferred stock, par value $1.00 per share, in one or more series and to fix the powers, preferences, rights and qualifications, limitations or restrictions thereof, which may include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designations of the series. The issuance of preferred stock could adversely affect the holders of common stock. The potential issuance of preferred stock may discourage bids for our common stock at a premium over the market price of our common stock, may adversely affect the market price of our common stock and may discourage, delay or prevent a change of control of Assurant, Inc.

      We currently have Series B Preferred Stock consisting of 30,000 designated shares, 19,160 of which are outstanding, and Series C Preferred Stock consisting of 5,000 designated shares, all of which are outstanding. All of such shares have a liquidation price of $1,000 per share and rank senior to our common stock and the Class B and Class C Common Stock with respect to right to receive dividends and to receive distributions upon the liquidation, dissolution or winding up of Assurant, Inc. Holders of the Series B Preferred Stock are entitled to receive cumulative dividends at the rate of 4.0% per share per annum, multiplied by the $1,000 liquidation price, and holders of the Series C Preferred Stock are entitled to receive dividends at the rate of 4.5% per share per annum multiplied by the $1,000 liquidation price. All dividends are payable in arrears on a quarterly basis. Any dividend that is not paid on a specified dividend payment date with respect to a share of such Preferred Stock shall be deemed added to the liquidation price of such share for purposes of computing the future dividends on such share, until such delinquent dividend has been paid.

      Holders of the Series B Preferred Stock may elect to have any or all of their shares redeemed by us at any time after April 1, 2002, and we must redeem all shares of the Series B Preferred Stock no later than July 1, 2017. Holders of the Series C Preferred Stock may elect to have any or all of their shares redeemed by us any time after April 1, 2022, and we must redeem all shares of the Series C Preferred Stock no later than July 1, 2027. We also have the right and the obligation to redeem the Series B Preferred Stock and Series C Preferred Stock upon the occurrence of certain specified events. The redemption price in all cases shall equal the $1,000 per share liquidation price plus all accumulated and unpaid dividends. We are not required to establish any sinking fund or similar funds with respect to such redemptions.

      None of the shares of Series B Preferred Stock or Series C Preferred Stock is convertible into common stock or any other equity security of Assurant, Inc. However, holders of the Series B Preferred Stock and Series C Preferred Stock are entitled to one vote per share owned of record on all matters voted upon by Assurant, Inc. stockholders, voting with the holders of common stock as a single class, and not as a separate class or classes. The shares of Series B Preferred Stock and Series C Preferred Stock are subject to certain restrictions on transferability, and we have a right of first refusal to acquire the shares if any holder thereof desires to make a transfer not otherwise permitted by the terms thereof.

      We have no current plans to issue any additional shares of preferred stock.

Anti-takeover Effects of Certain Provisions of the Certificate of Incorporation, By-Laws and Delaware General Corporation Law

      The provisions of the Delaware General Corporation Law and our certificate of incorporation and by-laws summarized below may have the effect of discouraging, delaying or preventing hostile takeovers, including those that might result in a premium being paid over the market price of our common stock, and discouraging, delaying or preventing changes in control or management of our Company.

Certificate of Incorporation and By-Laws

      Our certificate of incorporation, which provides for the issuance of preferred stock, may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. Our certificate of incorporation provides that the approval of certain matters requires the vote of the holders of at least two-thirds of our outstanding capital stock entitled to vote in the election of directors. Further, our certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by a consent in writing. Special meetings of our stockholders may be called only by our Chief Executive Officer or by our board of directors pursuant to a resolution approved by the board of directors. In addition, our by-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. These provisions may have the effect of delaying, deferring or preventing a change in control.

      Super-Majority Voting Provision. Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the voting power of the common stock for approval of the following actions:

•	altering, amending, repealing or adopting certain provisions of our certificate of incorporation or our by-laws, including amendments to the provisions governing the classified board, the approval of mergers and the liability of directors;

•	removing directors (which is permitted for cause only);

•	effecting any merger or consolidation;

•	selling all or substantially all of our assets; and

•	any amendment of the super-majority voting provision.

      In addition, the shareholders’ agreement we will enter into with Fortis will give Fortis the right to nominate designees to our board of directors and, subject to limited exceptions, our board of directors will nominate those designees as follows: (i) so long as Fortis owns at least 50% of our outstanding common stock, five designees and, (ii) so long as Fortis owns less than 50% but at least 10% of our outstanding common stock, two designees. In addition, as long as Fortis holds 50% or more of our outstanding common stock, certain significant corporate actions cannot be taken without the approval of a supermajority of our board of directors, which will require approval of two or more Fortis board designees. These actions include those listed under “— Shareholders’ Agreement— Supermajority Voting Requirement.” These voting requirements could have the effect of delaying, deferring or preventing such transactions.

      Classified Board of Directors. Our board of directors will be divided into three classes, with the members of each class serving for staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Stockholders have no cumulative voting rights, and a plurality of the stockholders are able to elect all of the directors. The classification of the directors and lack of cumulative voting will have the effect of making it more difficult not only for another party to obtain control of our Company by replacing our board of directors, but also for our existing stockholders to force an immediate change in the composition of our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, pursuant to the shareholders’ agreement we will enter into with Fortis Insurance N.V., three of the Fortis director designees will be designated as Class II directors, and two of the Fortis director designees will be designated as Class III directors. See “—Shareholders’ Agreement.”

      The anti-takeover and other provisions of our certificate of incorporation and by-laws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood or continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware General Corporation Law

      We are subject to Section 203 of the Delaware General Corporation Law, which we refer to as “Section 203.” In general, Section 203 prevents a person who owns 15% or more of our outstanding voting stock, an “interested stockholder,” from engaging in some business combinations, as described below, with us for three years following the time that that person becomes an interested stockholder unless one of the following occurs:

•	the board of directors either approves the business combination or the transaction in which the person became an interested stockholder before that person became an interested stockholder;

•	upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by:

-	directors who are also officers of our Company; and

-	employee stock plans that do not provide employees with the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time that the transaction in which the person became an interested stockholder, the business combination is:

-	approved by the board of directors; and

-	authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock which is not owned by the interest stockholder.

      For purposes of Section 203, the term “business combinations” includes mergers, consolidations, asset sales or other transactions that result in a financial benefit to the interested stockholder and transactions that would increase the interested stockholder’s proportionate share ownership of our Company.

      Under some circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with us for a period of three years after the stockholder becomes an interested stockholder. Although our stockholders have the right to exclude us from the restrictions imposed by Section 203, they have not done so. Section 203 may encourage companies interested in acquiring us to negotiate in advance with the board of directors, because the requirement stated above regarding stockholder approval would be avoided if a majority of the directors approves, prior to the time the party became an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Shareholders’ Agreement

      Concurrently with the offering contemplated by this prospectus, we will enter into a shareholders’ agreement with Fortis Insurance N.V. The shareholders’ agreement will set forth the following agreements as to corporate governance matters:

      Composition of Board of Directors. Fortis has the right to nominate designees to our board of directors and, subject to limited exceptions, our board of directors will nominate those designees as follows: (i) so long as Fortis owns at least 50% of our outstanding common stock, five designees and (ii) so long as Fortis owns less than 50% but at least 10% of our outstanding common stock, two designees. Upon consummation of the offering contemplated by this prospectus, three Fortis designees will be designated as Class II directors and two Fortis designees will be designated as Class III directors. If a vacancy in a Fortis director slot occurs, subject to limited exceptions, those vacancies will be filled with a person nominated by Fortis. We will agree to use our best efforts to cause each person designated by Fortis pursuant to the shareholders’ agreement to be nominated to our board of directors.

      Supermajority Voting Requirement. As long as Fortis owns at least 50% of our outstanding common stock, we will be required to have a by-law provision requiring a supermajority of our directors to approve certain actions, which would require the approval of two or more Fortis directors. These actions include:

•	any reorganization, recapitalization, reclassification or combination of any our securities or any of those of our principal subsidiaries;

•	any liquidation, dissolution, winding up or commencement of voluntary bankruptcy or insolvency proceedings with respect to us or our principal subsidiaries;

•	any acquisition or disposition with a value in excess of $500 million;

•	the incurrence or assumption of indebtedness resulting in total indebtedness in excess of $1.5 billion on a consolidated basis; and

•	any offer or sale of shares of our common stock, other equity securities or securities convertible into or exchangeable into our equity securities in excess of 10% of the common stock outstanding or such amounts as would reduce Fortis’ ownership to below 50% of our outstanding common stock.

Registration Rights

      Concurrently with the offering contemplated by this prospectus, we will grant Fortis Insurance N.V. and its affiliates certain demand and piggyback registration rights with respect to all of the shares of our common stock owned by them. Pursuant to this registration rights agreement, after completion of this offering, Fortis will have the right to require us to register its shares of our common stock under the Securities Act for sale into the public markets, subject to the 180-day lock-up agreements. See “Underwriting” and “Certain Relationships and Related Transactions— Registration Rights Agreement.”

Listing

      We intend to apply to have our common stock listed on the New York Stock Exchange under the trading symbol “AIZ.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock will be Mellon Investor Services LLC, 85 Challenger Road, Overpeck Centre, Ridgefield Park, New Jersey 07660.

DESCRIPTION OF OTHER SECURITIES

2000 Trust Capital Securities and Subordinated Debentures

      In March 2000, two of our subsidiary trusts, Fortis Capital Proceeds Trust 2000-1 and Fortis Capital Proceeds Trust 2000-2, issued 150,000 8.48% and 400,000 8.40% trust capital securities (collectively, the 2000 Trust Capital Securities), respectively, to Fortis Insurance N.V. (formerly, Fortis Insurance Holding N.V.), in each case with a liquidation amount of $1,000 per security.

      Fortis Capital Proceeds Trust 2000-1 and Fortis Capital Proceeds Trust 2000-2 used the proceeds from the sale of the applicable 2000 Trust Capital Securities and trust common securities to purchase $150,001,000 and $400,001,000, respectively, of our 8.48% and 8.40% subordinated debentures due 2030 (collectively, the 2000 Subordinated Debentures), respectively. These debentures are the sole assets of the trusts.

      The payments we make on the applicable 2000 Subordinated Debentures are the sole source of funds available for the applicable trust to make the distributions on the applicable 2000 Trust Capital Securities. Interest on the 2000 Subordinated Debentures is payable semi-annually, except we have the right to extend the interest payment period under the applicable 2000 Subordinated Debentures for up to ten consecutive semi-annual periods, during which periods interest will compound semi-annually. Distributions on the 2000 Trust Capital Securities are cumulative and payable semi-annually, except distributions are deferrable to the extent we exercise our right described in the preceding sentence.

      The 2000 Subordinated Debentures restrict our ability to (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment on, any of our capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any of our debt securities that rank pari passu with or junior in right of payment to the applicable 2000 Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by us of any securities of any subsidiary of ours if such guarantee ranks pari passu or junior in right of payment to the applicable 2000 Subordinated Debentures, if at any time (1) any 2000 Subordinated Debentures are held by Fortis Capital Proceeds Trust 2000-1 or 2, as applicable, and there shall have occurred and be continuing an event of default under the declaration of trust of Fortis Capital Proceeds Trust 2000-1 or 2, as applicable, (2) there shall have occurred and be continuing an event of default under the applicable indenture pursuant to which the applicable 2000 Subordinated Debentures were issued or (3) we shall have given notice of our election to extend the interest payment period under the applicable 2000 Subordinated Debentures as described above and we shall not have rescinded such notice, and such extension period has commenced and is continuing.

      On or after April 2005 and April 2010, respectively, we have the right to redeem the applicable 2000 Subordinated Debentures, in each case at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest. The 2000 Trust Capital Securities are mandatorily redeemable upon the maturity of the applicable 2000 Subordinated Debentures in March 2030 or such earlier date as the applicable 2000 Subordinated Debentures may be redeemed. On April 1, 2005 and April 1, 2010, Fortis Insurance N.V., as holder of the 2000 Trust Capital Securities, has the right to require Fortis Capital Proceeds Trust 2000-1 and 2, respectively, to repurchase all (but not less than all) of Fortis Insurance N.V.’s applicable 2000 Trust Capital Securities at a purchase price equal to 100% of the liquidation amount of the applicable 2000 Trust Capital Securities plus an amount equal to accumulated and unpaid distributions, in which case we would be required to repurchase all the applicable 2000 Subordinated Debentures at a repurchase price equal to the principal amount, plus accrued and unpaid interest.

1999 Trust Capital Securities and Subordinated Debentures

      In April 1999, two of our subsidiary trusts, 1999 Fortis Capital Trust I and 1999 Fortis Capital Trust II, issued 200,000 7.60% and 499,850 7.876% trust capital securities (collectively, the 1999 Trust Capital Securities), respectively, to Fortis Capital Funding LP and Fortis Insurance N.V. (formerly, Fortis Insurance Holding N.V.), respectively in each case with a liquidation amount of $1,000 per security.

      1999 Fortis Capital Trust I and 1999 Fortis Capital Trust II used the proceeds from the sale of the applicable 1999 Trust Capital Securities and trust common securities to purchase $200,001,000 and $499,851,000, respectively, of our 7.60% and 7.876% subordinated debentures due 2029 (collectively, the 1999 Subordinated Debentures), respectively. These debentures are the sole assets of the trusts.

      The payments we make on the applicable 1999 Subordinated Debentures are the sole source of funds available for the applicable trust to make the distributions on the applicable 1999 Trust Capital Securities. Interest on the 1999 Subordinated Debentures is payable quarterly, except we have the right to extend the interest payment period under the applicable 1999 Subordinated Debentures for up to twenty consecutive quarterly periods, during which periods interest will compound quarterly. Distributions on the 1999 Trust Capital Securities are cumulative and payable quarterly, except distributions are deferrable to the extent we exercise our right described in the preceding sentence.

      The 1999 Subordinated Debentures restrict our ability to (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment on, any of our capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any of our debt securities that rank pari passu with or junior in right of payment to the applicable 1999 Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by us of any securities of any subsidiary of ours if such guarantee ranks pari passu or junior in right of payment to the applicable 1999 Subordinated Debentures, if at any time (1) any 1999 Subordinated Debentures are held by 1999 Fortis Capital Trust I or II, as applicable, and there shall have occurred and be continuing an event of default under the declaration of trust of 1999 Fortis Capital Trust I or II, as applicable, (2) there shall have occurred and be continuing an event of default under the applicable indenture pursuant to which the applicable 1999 Subordinated Debentures were issued or (3) we shall have given notice of our election to extend the interest payment period under the 1999 Subordinated Debentures as described above and we shall not have rescinded such notice, and such extension period has commenced and is continuing.

      On June 30, 2009 or any interest payment date thereafter, we have the right to redeem the 1999 Subordinated Debentures at a redemption price equal to 100% of the principal amount or the principal amount multiplied by a percentage that ranges from 103.8% to 100.0%, depending on the year of redemption and depending on the series, plus accrued and unpaid interest. The 1999 Trust Capital Securities are mandatorily redeemable upon the maturity of the applicable 1999 Subordinated Debentures in April 2029 or such earlier date as the applicable 1999 Subordinated Debentures may be redeemed.

1997 Capital Securities and Junior Subordinated Debentures

      In May 1997, Fortis Capital Trust, a subsidiary trust of ours, issued 150,000 8.40% capital securities (the 1997 Capital Securities I) to purchasers and 4,640 8.40% common securities (the 1997 Common Securities I) to us, in each case with a liquidation amount of $1,000 per security. Fortis Capital Trust used the proceeds from the sale of the 1997 Capital Securities I and the 1997 Common Securities I to purchase $154,640,000 of our 8.40% junior subordinated debentures due 2027 (the 1997 Junior Subordinated Debentures I). These debentures are the sole assets of Fortis Capital Trust.

      In July 1997, Fortis Capital Trust II, a subsidiary trust of ours, issued 50,000 7.94% capital securities (the 1997 Capital Securities II and, together with the 1997 Capital Securities I, the 1997 Capital Securities) to purchasers and 1,547 7.94% common securities (the 1997 Common Securities II and, together with the 1997 Common Securities I, the 1997 Common Securities) to us, in each case with a liquidation amount of $1,000 per security. Fortis Capital Trust II used the proceeds from the sale of the 1997 Capital Securities II and the 1997 Common Securities II to purchase $51,547,000 of our 7.94% junior subordinated debentures due 2027 (the 1997 Junior Subordinated Debentures II and, together with the 1997 Junior Subordinated Debentures I, the 1997 Junior Subordinated Debentures). These debentures are the sole assets of Fortis Capital Trust II.

      With respect to each of Fortis Capital Trust and Fortis Capital Trust II, we, Fortis SA/ NV and Fortis N.V. entered into a junior subordinated guarantee of the distributions and payments on the liquidation and redemption of the 1997 Capital Securities I and the 1997 Capital Securities II, respectively, but only to the extent the funds are held by Fortis Capital Trust and Fortis Capital Trust II, respectively. Fortis SA/ NV and Fortis N.V. also entered into a junior subordinated guarantee of the payment of the principal, premium, if any, and interest on the 1997 Junior Subordinated Debentures. The 1997 Junior Subordinated Debentures and the guarantees are unsecured, junior subordinated obligations.

      The payments we or the guarantors make on the applicable 1997 Junior Subordinated Debentures are the sole source of funds available for the applicable trust to make the distributions on the applicable 1997 Capital Securities. Interest on the 1997 Junior Subordinated Debentures is payable semi-annually, except we, so long as no event of default has occurred or is continuing and with the consent of the guarantors, may exercise our right to defer payment on the 1997 Junior Subordinated Debentures for up to ten consecutive semi-annual periods, during which periods interest will compound semi-annually. Distributions on the 1997 Capital Securities are cumulative and payable semi-annually, except distributions are deferrable to the extent we exercise our right described in the preceding sentence.

      The 1997 Junior Subordinated Debentures I and the 1997 Junior Subordinated Debentures II each restrict our and the guarantors’ ability to: (i) declare or pay any dividends on or distributions on or redeem, purchase, acquire or make a liquidation payment on any of the capital stock of ours or such guarantor, (ii) make any payment of principal, premium, if any, or interest on or repay, redeem or repurchase any debt securities that rank pari passu with or junior to the applicable 1997 Junior Subordinated Debentures or the guarantees or (iii) make any guarantee payment with respect to any guarantee of the debt securities of any subsidiary if such guarantee ranks pari passu with or junior to the applicable 1997 Junior Subordinated Debentures or the guarantees, if at any time (1) we elect to defer payment on the applicable 1997 Junior Subordinated Debentures, (2) at any time there has occurred any event of which we or a guarantor has knowledge that would constitute an event of default under the applicable 1997 Junior Subordinated Debentures and that we and the guarantors have not taken reasonable steps to cure or (3) we or the guarantors are in default with respect to our payment of obligations under the guarantees.

      The 1997 Capital Securities rank pari passu with the 1997 Common Securities with respect to cash distributions and amounts payable on liquidation, except that the 1997 Common Securities will be subordinated to the 1997 Capital Securities if an event of default has occurred and is continuing as a result of any failure by us to pay amounts when due in respect of the applicable 1997 Junior Subordinated Debentures.

      The 1997 Junior Subordinated Debentures I and the 1997 Junior Subordinated Debentures II mature in May and July 2027, respectively.

      The 1997 Capital Securities are subject to mandatory redemption, in whole or in part, upon repayment of the applicable 1997 Junior Subordinated Debentures at their stated maturity or earlier redemption. The 1997 Junior Subordinated Debentures are redeemable prior to maturity at our option in whole at any time or in part from time to time at redemption prices calculated according to a specified formula.

      Events of default under the 1997 Junior Subordinated Debentures include: (i) failure for 30 days to pay interest when due (subject to any deferral as described above), (ii) failure to pay principal or premium, if any, when due, (iii) failure to perform the covenants in the indenture for 90 days after notice and (iv) certain events of bankruptcy, insolvency or reorganization of us or the guarantors. Events of default under the guarantees of the 1997 Capital Securities include the failure of us or the guarantors to perform any payment obligations thereunder or to perform any non-payment obligation for 30 days.

      We and the guarantors have also agreed to guarantee to each person to whom the applicable trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the trust (other than the obligations to pay amounts due to the holders of the 1997 Capital Securities and the 1997 Common Securities pursuant to their terms).

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the offering we will have a total of                      shares of our common stock outstanding. All of the                      shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company.

      The remaining                      shares of our common stock outstanding will be “restricted securities” within the meaning of Rule 144 under the Securities Act, as they will be held by Fortis, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144.

      In general, under Rule 144, a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three-month period, a number of restricted securities that does not exceed the greater of 1% of the then outstanding common stock and the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding each such sale, provided that at least one year has elapsed since such shares were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the one-year holding period requirement) in order to sell shares of common stock which are not restricted securities (such as shares acquired by affiliates either in the offering or through purchases in the open market following the offering). In addition, under Rule 144(k), a person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell such shares without regard to the foregoing limitations, provided that at least two years have elapsed since the shares were acquired from us or any affiliate of ours.

      We, our directors and executive officers, Fortis N.V., Fortis SA/NV and Fortis Insurance N.V. have agreed with the underwriters not to, directly or indirectly, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for common stock for a period of 180 days from the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters, subject to certain exceptions. We may, however, grant options to purchase common stock under our existing plans and issue common stock upon the exercise of those options.

      Fortis has advised us that it intends to divest its remaining shares of our common stock over a period of time following the expiration of the lock-up period. Concurrently with the offering contemplated by this prospectus, we will enter into a registration rights agreement with Fortis Insurance N.V. pursuant to which we will grant Fortis Insurance N.V. and its affiliates certain demand and piggyback registration rights with respect to all of the shares of our common stock owned by them. Pursuant to this agreement, after completion of this offering, Fortis will have the right to require us to register its shares of our common stock under the Securities Act for sale into the public markets, subject to the lock-up agreement. Shares registered under any such registration statement will be available for sale in the open market unless restrictions apply. See “Certain Relationships and Related Transactions—Registration Rights Agreement” and “Description of Share Capital—Registration Rights.”

      Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under our Directors Compensation Plan, our 2004 Long-Term Incentive Plan and our Employee Stock Purchase Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. We expect that the registration statement on Form S-8 will cover                      shares and options.

      No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and the selling stockholder has agreed to sell to them, the number of shares indicated below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated
Credit Suisse First Boston LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                    a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

      The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                     additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $                    million, the total underwriters’ discounts and commissions would be $                    million and total proceeds to the selling stockholder, excluding estimated offering expenses, would be $                    million.

      The estimated offering expenses, in addition to the underwriting discounts and commissions, are approximately $                    million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of the shares of common stock.

      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

      We intend to apply to list our common stock on the New York Stock Exchange under the symbol “AIZ.” In connection with the listing of the common stock on the New York Stock Exchange, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

      We, each of our directors and executive officers, Fortis N.V., Fortis SA/ NV, Fortis Insurance N.V. and purchasers of shares under the directed share program, have agreed that, without the prior written consent of

Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter in any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	grants by us of options to purchase shares of our common stock or grants by us of restricted stock pursuant to our benefit plans;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares of common stock; and

•	transfers by any person other than us to an affiliate of such person, a family member of such person or a trust created for the benefit of such person or family member, provided that any transferee agrees to be bound by the transfer restrictions described in this paragraph and subject to certain other conditions.

      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering or to cover any over-allotments, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

      We, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Relationships with Underwriters

      The underwriters and their affiliates have from time to time provided, and expect to provide in the future, investment banking, commercial banking and other financial services to us and our affiliates, including Fortis and the selling stockholder, for which they have received and may continue to receive customary fees and commissions.

Directed Share Program

      At our request, the underwriters have reserved for sale as part of the underwritten offering, at the initial offering price, up to            shares offered in this prospectus for our directors, officers and employees. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

Pricing of the Offering

      Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between us, the selling stockholder and the representative of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our premiums, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-book value ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

      The validity of the common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP has in the past performed, and continues to perform, legal services for us and our affiliates.

EXPERTS

      The consolidated financial statements of Fortis, Inc. as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing in this prospectus, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC, a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

      Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s web site. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent accounting firm.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Fortis, Inc.:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Fortis, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 28, 2003, except as to Note 23
as to which the date is October 20, 2003

FORTIS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

At December 31, 2002 and 2001

	At December 31,

	2002	2001

	(in thousands except
	number of shares and per
	share amounts)
Assets
Investments:
Fixed maturities available for sale, at fair value (amortized cost—$7,630,576 in 2002 and $7,470,641 in 2001)	$8,035,530	$7,630,432
Equity securities available for sale, at fair value (cost—$264,635 in 2002 and $243,352 in 2001)	271,700	247,139
Commercial mortgage loans on real estate at amortized cost	841,940	868,754
Policy loans	69,377	68,236
Short-term investments	684,350	626,727
Other investments	125,870	159,217

Total investments	10,028,767	9,600,505
Cash and cash equivalents	549,648	559,304
Premiums and accounts receivable	401,094	384,437
Reinsurance recoverables	4,649,909	4,751,654
Accrued investment income	126,761	106,161
Deferred acquisition costs	1,313,594	1,094,765
Property and equipment, at cost less accumulated depreciation	250,785	233,473
Deferred income taxes, net	168,200	336,450
Goodwill	834,138	2,089,704
Value of businesses acquired	215,245	308,933
Other assets	268,252	285,759
Assets held in separate accounts	3,411,616	4,698,732

Total assets	$22,218,009	$24,449,877

Liabilities
Future policy benefits and expenses	$5,637,127	$5,392,019
Unearned premiums	3,207,635	3,267,197
Claims and benefits payable	3,543,861	3,405,427
Commissions payable	348,188	366,174
Reinsurance balances payable	167,688	133,694
Funds held under reinsurance	183,838	215,814
Deferred gain on disposal of businesses	462,470	542,271
Accounts payable and other liabilities	1,204,602	1,281,610
Income tax payable	25,191	223,300
Liabilities related to separate accounts	3,411,616	4,698,732

Total liabilities	18,192,216	19,526,238
Commitments and contingencies (note 24)	—	—
Mandatorily redeemable preferred securities of subsidiary trusts	1,446,074	1,446,074
Mandatorily redeemable preferred stock	24,660	25,160
Stockholders’ equity
Common stock, par value $.10 per share:
Class A: 40,000,000 shares authorized, 7,750,000 shares issued and outstanding	775	775
Class B: 150,001 shares issued and outstanding	15	15
Class C: 400,001 shares issued and outstanding	40	40
(Class B and C; 40,000,000 total shares authorized)
Additional paid-in capital	2,064,025	2,064,025
Retained earnings	245,219	1,289,346
Accumulated other comprehensive income	244,985	98,204

Total stockholders’ equity	2,555,059	3,452,405

Total liabilities, mandatorily redeemable preferred securities of subsidiary trusts, mandatorily redeemable preferred stock and stockholders’ equity	$22,218,009	$24,449,877

See the accompanying notes to the consolidated financial statements

FORTIS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2002, 2001 and 2000

	Years Ended December 31,

	2002	2001	2000

	(in thousands except number of shares
	and per share amounts)
Revenues
Net earned premiums and other considerations	$5,681,596	$5,242,185	$5,144,375
Net investment income	631,828	711,782	690,732
Net realized losses on investments	(118,372)	(119,016)	(44,977)
Amortization of deferred gain on disposal of businesses	79,801	68,296	10,284
Gain on disposal of businesses	10,672	61,688	11,994
Fees and other income	246,675	221,939	399,571

Total revenues	6,532,200	6,186,874	6,211,979
Benefits, losses and expenses
Policyholder benefits	3,429,145	3,238,925	3,208,054
Amortization of deferred acquisition costs and value of business acquired	876,185	875,703	766,904
Underwriting, general and administrative expenses	1,738,077	1,620,931	1,801,196
Amortization of goodwill	—	113,300	106,773
Interest expense	—	14,001	24,726
Distributions on preferred securities of subsidiary trusts	118,396	118,370	110,142

Total benefits, losses and expenses	6,161,803	5,981,230	6,017,795
Income before income taxes	370,397	205,644	194,184
Income taxes	110,657	107,591	104,500

Net income before cumulative effect of change in accounting principle	259,740	98,053	89,684
Cumulative effect of change in accounting principle (note 18)	(1,260,939)	—	—

Net income (loss)	$(1,001,199)	$98,053	$89,684

Earnings per share:
Weighted average of basic and diluted shares of common stock outstanding	8,300,002	8,300,002	8,208,335
Net income (loss) per share:
Basic and Diluted
Before cumulative effect of accounting change	$31.29	$11.81	$10.93
Cumulative effect of accounting change	(151.92)	—	—

Total	$(120.63)	$11.81	$10.93

See the accompanying notes to the consolidated financial statements

FORTIS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2002, 2001 and 2000

				Accumulated
		Additional		Other		Outstanding
	Common	Paid-in	Retained	Comprehensive		Shares of
	Stock	Capital	Earnings	Income (Loss)	Total	Common Stock

	(in thousands except number of shares and per share amounts)
Balance, January 1, 2000	$775	$2,064,025	$1,234,073	$(134,576)	$3,164,297	7,750,000
Issuance of common stock to Parent	55	—	(55)	—	—	550,002
Dividends on common stock	—	—	(21,111)	—	(21,111)	—
Other	—	—	(947)	—	(947)	—
Comprehensive income (loss)
Net income	—	—	89,684	—	89,684	—
Net change in unrealized gains on securities	—	—	—	139,375	139,375	—
Foreign currency translation	—	—	—	(3,585)	(3,585)	—

Total comprehensive income					203,416

Balance, December 31, 2000	830	2,064,025	1,301,644	1,214	3,367,713	8,300,002
Dividends on common stock	—	—	(109,298)	—	(109,298)	—
Other	—	—	(1,053)	—	(1,053)	—
Comprehensive income (loss)
Net income	—	—	98,053	—	98,053	—
Net change in unrealized gains on securities	—	—	—	102,623	102,623	—
Foreign currency translation	—	—	—	(5,633)	(5,633)	—

Total comprehensive income					84,692

Balance, December 31, 2001	830	2,064,025	1,289,346	98,204	3,452,405	8,300,002
Dividends on common stock	—	—	(41,876)	—	(41,876)	—
Other	—	—	(1,052)	—	(1,052)	—
Comprehensive income (loss)
Net loss	—	—	(1,001,199)	—	(1,001,199)	—
Net change in unrealized gains on securities	—	—	—	173,699	173,699	—
Foreign currency translation	—	—	—	8,332	8,332	—
Pension under-funding, net of income tax benefit of $18,980	—	—	—	(35,250)	(35,250)	—

Total comprehensive loss					(897,346)

Balance, December 31, 2002	$830	$2,064,025	$245,219	$244,985	$2,555,059	8,300,002

See the accompanying notes to the consolidated financial statements

FORTIS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002, 2001 and 2000

	Years Ended December 31,

	2002	2001	2000

	(in thousands except number of shares
	and per share amounts)
Operating activities
Net (loss) income	$(1,001,199)	$98,053	$89,684
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	1,260,939	—	—
Change in reinsurance recoverable	101,745	335,306	(577,739)
Change in premiums and accounts receivable	(23,406)	(82,085)	(20,954)
Depreciation and amortization	46,867	43,599	61,897
Change in deferred acquisition costs and value of businesses acquired	(126,424)	(195,648)	(297,670)
Change in accrued investment income	(20,600)	49,223	(15,954)
Amortization of goodwill	—	113,300	106,773
Change in insurance policy reserves and liabilities	325,894	130,621	928,405
Change in accounts payable and other liabilities	(102,996)	4,449	46,068
Change in commissions payable	(17,986)	28,729	9,063
Change in reinsurance balances payable	33,994	129,254	42,340
Change in funds held under reinsurance	(31,976)	(63,315)	79,651
Amortization of deferred gain on disposal of businesses	(79,801)	(68,296)	(10,284)
Change in income taxes	(108,050)	(11,259)	48,675
Net realized losses on investments	118,372	119,016	44,977
Gain on disposal of businesses	(10,672)	(61,688)	(11,994)
Other	30,091	(33,103)	9,878

Net cash provided by operating activities	394,792	536,156	532,816
Investing activities
Sales of:
Fixed maturities available for sale	3,626,752	3,607,260	3,246,522
Equity securities available for sale	113,866	169,124	268,931
Property and equipment	10,488	5,985	971
Other invested assets	75,658	55,141	131,010
Maturities, prepayments, and scheduled redemption of:
Fixed maturities available for sale	860,927	528,483	383,127
Purchases of:
Fixed maturities available for sale	(4,780,009)	(4,164,948)	(3,483,522)
Equity securities available for sale	(131,775)	(212,736)	(225,159)
Property and equipment	(74,667)	(47,783)	(37,454)
Other invested assets	(42,311)	(115,853)	(102,617)
Decrease in commercial mortgage loans on real estate	26,814	52,862	42,132
(Increase) decrease in short term investments	(57,623)	(187,340)	95,101
(Increase) in policy loans	(1,141)	(3,182)	(20,501)
Net cash received (paid) related to acquisition/sale of business	12,000	137,840	(326,666)

Net cash (used in) investing activities	$(361,021)	$(175,147)	$(28,125)

FORTIS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002, 2001 and 2000—(Continued)

	Years Ended December 31,

	2002	2001	2000

	(in thousands except number of shares
	and per share amounts)
Financing activities
Activities related to investment products:
Considerations received	$—	$45,577	$231,779
Surrenders and death benefits	—	(79,646)	(453,204)
Interest credited to policyholders	—	7,258	33,200
Proceeds from issuance of trust preferred securities	—	—	549,888
Repayment of preferred securities of subsidiary trusts	—	(3,664)	—
Redemption of mandatorily redeemable preferred stock	(500)	—	—
Borrowings from Parent	—	216,924	81,996
Repayment of borrowings from Parent	—	(455,907)	(850,256)
Dividends paid	(41,876)	(109,298)	(21,111)
Other	(1,052)	(1,053)	(947)

Net cash used in financing activities	(43,428)	(379,809)	(428,655)
Change in cash and cash equivalents	(9,657)	(18,800)	76,036
Cash and cash equivalents at beginning of period	559,305	578,104	502,068

Cash and cash equivalents at end of period	$549,648	$559,304	$578,104

Supplemental information:
Income taxes paid	$215,866	$144,767	$42,284
Distributions on mandatorily redeemable preferred securities of subsidiary trusts and interest paid	$117,114	$133,667	$112,816
Non cash activities:
Pension under funding, net	35,250	—	—
Foreign currency translation	8,332	(5,633)	(3,585)
Issuance of preferred shares	—	—	3,000
Issuance of 550,002 shares to the parent	—	—	55

See the accompanying notes to the consolidated financial statements

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

1.     Nature of Operations

      Fortis, Inc. (the “Company”) is a holding company provider of specialized insurance products and related services in North America and selected other markets. The Company is incorporated in the State of Nevada and is indirectly wholly owned by Fortis N.V. of The Netherlands and Fortis SA/NV of Belgium (collectively, the “Parent”) through their affiliates, including their wholly owned subsidiary, Fortis Insurance N.V. (see note 11).

      Through its operating subsidiaries, the Company provides creditor-placed homeowners insurance, manufactured housing homeowners insurance, debt protection administration, credit insurance, warranties and extended service contracts, individual health and small employer group health insurance, group dental insurance, group disability insurance, group life insurance and pre-funded funeral insurance. The Company had certain individual life insurance policies, annuity contracts and mutual fund operations during 2001 and 2000, which were sold to The Hartford Financial Services Group (“The Hartford”) (see note 4).

2.     Summary of Significant Accounting Policies

Basis of Presentation

      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates when recording transactions resulting from business operations based on information currently available. The most significant items on the Company’s balance sheet that involve accounting estimates and actuarial determinations are the value of business acquired, goodwill, reinsurance recoverables, valuation of investments, deferred acquisition costs (“DAC”), liabilities for future policy benefits and expenses, and claims and benefits payable. The accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, mortality, morbidity, commissions and other acquisition expenses, and terminations by policyholders. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates, the Company believes the amounts provided are reasonable.

      Dollar amounts are presented in U.S. dollars and all amounts are in thousands except for number of shares and per share amounts.

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant inter-company transactions and balances are eliminated in consolidation. See notes 3 and 4 for acquisitions and dispositions of businesses.

Comprehensive Income

      Comprehensive income is comprised of net income and other comprehensive income, which includes foreign currency translation, unrealized gains and losses on securities classified as available for sale, less deferred income taxes, amounts attributable to universal life and annuity contracts, and direct charges for additional minimum pension liability.

Reclassifications

      Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform to the 2002 presentation.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Cash and Cash Equivalents

      The Company considers cash on hand, all operating cash and working capital cash to be cash equivalents. These amounts are carried principally at cost, which approximates fair value.

Investments

      The Company’s investment strategy is developed based on many factors including appropriate insurance asset and liability management, rate of return, maturity, credit risk, tax considerations and regulatory requirements.

      Fixed maturities and equity securities are classified as available-for-sale and reported at fair value. If the fair value is higher than the amortized cost for debt securities or the purchase cost for equity securities, the excess is an unrealized gain; and if lower than cost, the difference is an unrealized loss. The net unrealized gains and losses, less deferred income taxes and amounts attributable to universal life and annuity contracts, are included in accumulated other comprehensive income.

      Commercial mortgage loans on real estate are reported at unpaid balances, adjusted for amortization of premium or discount, less allowance for losses. Allowances, if necessary, are established for mortgage loans based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate when such loans are determined to be in default as to scheduled payments. The change in the allowance for losses is recorded as realized gains and losses on investments. Such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or at the loan’s observable market price, or the fair market value of the collateral if the loan is collateral dependent.

      Policy loans are reported at unpaid principal balances, which do not exceed the cash surrender value of the underlying policies.

      Short-term investments include all investment cash and highly liquid investments. These amounts are carried principally at cost, which approximates fair value.

      Other investments consist primarily of investments in joint ventures and partnerships. The joint ventures and partnerships are valued according to the equity method.

      The Company regularly monitors its investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued, and that any impairments are charged against earnings in the proper period. The Company’s methodology to identify potential impairments requires professional judgment and considers securities whose market price is equal to 85% or less of their original purchase price. Any security that meets this criterion, along with any other holdings related to this issuer that the Company believes warrant monitoring, are added to the impairment watchlist, which is discussed at monthly meetings attended by members of the Company’s investment, accounting and finance departments. Any security whose price decrease is deemed other-than-temporary is written down to its then current market level. Inherently, there are risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional write downs in future periods for impairments that are deemed to be other-than-temporary.

      Realized gains and losses on sales of investments and declines in value judged to be other-than-temporary are recognized on the specific identification basis.

      Investment income is recorded as earned net of investment expenses.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

      The Company anticipates prepayments of principal in the calculation of the effective yield for mortgage-backed securities and structured securities. For such securities, the retrospective method is used to adjust the effective yield except for interest-only securities, which are valued using the prospective method.

Reinsurance

      Reinsurance recoverables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policyholder benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies. Amounts recoverable from reinsurers are estimated in a manner consistent with claim and claim adjustment expense reserves or future policy benefits reserves and are reported in the consolidated balance sheets. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies. The ceding of insurance does not discharge the Company’s primary liability to insureds. An estimated allowance for doubtful accounts is recorded on the basis of periodic evaluations of balances due from reinsurers, reinsurer solvency, management’s experience and current economic conditions.

Deferred Acquisition Costs

      The costs of acquiring new business that vary with and are primarily related to the production of new business have been deferred to the extent that such costs are deemed recoverable from future premiums or gross profits. Acquisition costs primarily consist of commissions, policy issuance expenses, premium tax and certain direct marketing expenses.

      A premium deficiency is recognized immediately by a charge to the statement of operations as a reduction of DAC to the extent that future policy premiums, including anticipation of interest income, are not adequate to recover all DAC and related claims, benefits and expenses.

Short Duration Contracts

      DAC relating to property contracts, warranty and extended service contracts, and single premium credit insurance contracts amortized over the term of the contracts in relation to premiums earned.

      Acquisition costs relating to monthly pay credit insurance business consist mainly of direct marketing costs and are deferred and amortized over the estimated average terms of the underlying contracts.

      Acquisition costs on small group medical, group term life and group disability consist primarily of commissions to agents and brokers, which are level, and compensation to representatives, which is spread out and is not front-end loaded. These costs do not vary with the production of new business. As a result, these costs are not deferred, but rather they are recorded in the statement of operations in the period in which they are incurred.

Long Duration Contracts

      Acquisition costs for pre-funded funeral life insurance policies and life insurance policies no longer offered are deferred and amortized in proportion to anticipated premiums over the premium-paying period.

      For pre-funded funeral annuity contracts and universal life and annuities no longer offered, DAC is amortized in proportion to the present value of estimated gross margins or profits from investment, mortality, expense margins and surrender charges over the estimated life of the policy or contract. The assumptions used for the estimates are consistent with those used in computing the policy or contract liabilities.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

      Acquisition costs relating to individual medical contracts are deferred and amortized over the estimated average terms of the underlying contracts.

      Acquisition costs on the FFG and LTC disposed businesses were written off when the businesses were sold.

Property and Equipment

      Property and equipment are reported at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over estimated useful lives with a maximum of 39.5 years for buildings and 7 years for furniture and equipment. Expenditures for maintenance and repairs are charged to income as incurred. Expenditures for improvements are capitalized and depreciated over the remaining useful life of the asset.

Goodwill

      Goodwill represents the excess of acquisition costs over the net fair values of identifiable assets acquired and liabilities assumed in a business combination. The Company adopted Statement of Financial Accounting Standards No. 142 (“FAS 142”), Goodwill and Other Intangible Assets, as of January 1, 2002. Pursuant to FAS 142, goodwill is deemed to have an indefinite life and should not be amortized, but rather tested at least annually for impairment. The goodwill impairment test has two steps. The first identifies potential impairments by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not required. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a write down is recorded. Prior to the adoption of FAS 142, goodwill was amortized over 20 years. Upon the adoption of FAS 142, the Company ceased amortizing goodwill, and the Company recognized a $1,260,939 impairment charge as the cumulative effect of a change in accounting principle. The measurement of fair value was determined based on a valuation report prepared by an independent valuation firm. The valuation was based on an evaluation of ranges of future discounted earnings, public company trading multiples and acquisitions of similar companies. Certain key assumptions considered include forecasted trends in revenues, operating expenses and effective tax rates.

Value of Businesses Acquired

      The value of businesses acquired (“VOBA”) is the identifiable intangible asset representing the value of the insurance businesses acquired. The amount is determined using best estimates for mortality, lapse, maintenance expenses and investment returns at date of purchase. The amount determined represents the purchase price paid to the seller for producing the business. Similar to the amortization of DAC, the amortization of VOBA is generally over the premium payment period for traditional life insurance policies over the expected lifetime of the policies for limited payment policies or over the estimated gross profits or margins for universal life or annuities.

      VOBA is tested for recoverability annually. If it is determined that future policy premiums and investment income or gross profits are not adequate to cover related losses or loss expenses, then VOBA is charged to current earnings.

Separate Accounts

      Assets and liabilities associated with separate accounts relate to premium and annuity considerations for variable life and annuity products for which the contract-holder, rather than the Company, bears the investment risk. Separate account assets are reported at fair value. Revenues and expenses related to the

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

separate account assets and liabilities, to the extent of benefits paid or provided to the separate account policyholders, are excluded from the amounts reported in the accompanying consolidated statements of operations. Through April 1, 2001, the Company received administrative fees for managing the funds and other fees for assuming mortality and certain expense risks. Such fees were included in net earned premiums and other considerations in the consolidated statements of operations. Since April 1, 2001, all fees have been ceded to The Hartford (see note 4).

Income Taxes

      Current federal income taxes are charged to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which we expect the temporary differences to reverse.

Other Assets

      Other assets include prepaid items and intangible assets. Identifiable intangible assets with finite lives, including costs capitalized relating to developing software for internal use, are amortized on a straight line basis over their estimated useful lives. The Company tests the intangible assets for impairment whenever circumstances warrant, but at least annually. If impairment exists, the excess of the un-amortized balance over the fair value of the intangible assets will be charged to income at that time. Other assets also include the Company’s 28% interest in Private Health Care Systems (“PHCS”). The Company was a co-founder of PHCS, a provider network. The Company accounts for PHCS according to the equity method.

Foreign Currency Translation

      For those foreign affiliates where the foreign currency is the functional currency, unrealized foreign exchange gains (losses) net of income taxes have been reflected in Stockholders’ Equity under the caption “Accumulated other comprehensive income.”

Premiums

Short Duration Contracts

      The Company’s short duration contracts are those on which the Company recognizes revenue on a pro-rata basis over the contract term. The Company’s short duration contracts primarily include group term life, group disability, medical and dental, property, credit insurance, warranties and extended service contracts.

Long Duration Contracts

      Currently, the Company’s long duration contracts being sold are pre-funded life insurance and annuities. Revenue is recognized in the life insurance contracts when due over the premium paying period. For annuity contracts, revenues consist of charges assessed against policy balances.

      For universal life insurance and annuity contracts no longer offered, revenues also consist of charges assessed against policy balances.

      For the FFG and LTC businesses previously sold, all revenue is ceded to The Hartford and John Hancock, respectively.

      For pre-funded funeral life insurance policies and annuity contracts any excess of the gross premium over the net premium is deferred and is recognized in income in a constant relationship with the insurance in force.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

      Premiums for LTC life insurance, annuity contracts no longer offered, and traditional life insurance contracts within FFG are recognized as revenue when due from the policyholder.

Reinsurance Assumed

      Reinsurance premiums assumed are estimated based on information received from ceding companies and any subsequent differences arising on such estimates are recorded in the period in which they are determined.

Fee Income

      The Company derives income from fees received from providing administration services. Fee income is earned when services are performed.

Reserves

      Reserves are established according to generally accepted actuarial principles and are based on a number of factors. These factors include experience derived from historical claim payments and actuarial assumptions to arrive at loss development factors. Such assumptions and other factors include trends, the incidence of incurred claims, the extent to which all claims have been reported, and internal claims processing charges. The process used in computing reserves cannot be exact, particularly for liability coverages, since actual claim costs are dependent upon such complex factors as inflation, changes in doctrines of legal liability and damage awards. The methods of making such estimates and establishing the related liabilities are periodically reviewed and updated.

Short Duration Contracts

      For short duration contracts, claims and benefits payable reserves are recorded when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The claims and benefits payable reserves include (1) case basis reserves for known but unpaid claims as of the balance sheet date; (2) incurred but not reported (“IBNR”) reserves for claims where the insured event has occurred but has not been reported to the Company as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims.

      For group disability the case base reserves and the IBNR are calculated based on historical experience and on assumptions relating to claim severity, frequency, and other factors. These assumptions are modified as necessary to reflect anticipated trends, with any adjustment being reflected in current operations. We establish reserves for disability policies in an amount equal to the net present value of the expected claims future payments. Group long-term disability reserves are discounted to the valuation date at the valuation interest rate. The valuation interest rate is determined by taking into consideration actual and expected earned rates on our asset portfolio, with adjustments for investment expenses and provisions for adverse deviation.

      The Company has exposure to asbestos, environmental and other general liability claims arising from its participation in various reinsurance pools from 1971 through 1983. The Company carried case reserves for these liabilities as recommended by the various pool managers and bulk reserves for claims incurred but not yet reported of $40 million (before reinsurance) and $39 million (after reinsurance) in the aggregate at December 31, 2002. It is not possible to make a reasonable actuarial estimate of the ultimate liabilities due to the general lack of sufficient detailed data, reporting delays, and absence of a generally accepted actuarial methodology for those exposures. There are significant unresolved industry legal issues, including such items as whether coverage exists and what constitutes an occurrence. In addition, the determination of ultimate damages and the final allocation of losses to financially responsible parties are highly uncertain. Accordingly, any estimation of these liabilities is subject to greater than normal variation and uncertainty.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

      Unearned premium reserves are maintained for the portion of the premiums on short duration contracts that is related to the unexpired period of the policy.

Long Duration Contracts

      Future policy benefits and expense reserves on LTC, life insurance policies that are no longer offered, individual medical and the traditional life insurance contracts within FFG are recorded at the present value of future benefits to be paid to policyholders and related expenses less the present value of the future net premiums. These amounts are estimated and include assumptions as to the expected investment yield, inflation, mortality, morbidity and withdrawal rates as well as other assumptions that are based on the Company’s experience. These assumptions reflect anticipated trends and include provisions for possible unfavorable deviations.

      Future policy benefits and expense reserves for pre-funded funeral annuities, universal life insurance policies and annuity contracts no longer offered, and the variable life insurance and annuity contracts in FFG consist of policy account balances before applicable surrender charges and certain deferred policy initiation fees that are being recognized in income over the terms of the policies. Policy benefits charged to expense during the period include amounts paid in excess of policy account balances and interest credited to policy account balances.

      The benefit liability for pre-funded funeral life insurance contracts includes the amount of gross premium that is received in excess of the net premium and accounted for as unearned premium revenue.

      Changes in the estimated liabilities are charged or credited to operations as the estimates are revised.

Stock Based Compensation

      The Company accounts for the Fortis, Inc. stock option plan as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. Accordingly, compensation cost is charged to income over the service period (vesting period) and is adjusted for subsequent changes in the market value of the stock that are subsequently amortized over the vesting period.

      The following table illustrates the effect of applying the fair value recognition provisions of FAS 123, Accounting for Stock Based Compensation on net income and earnings per share. Pro forma information of net (loss) income and net (loss) income per share assuming the Company had applied the fair value recognition provisions of FAS 123, is as follows:

	Years Ended December 31,

	2002	2001		2000

Net (loss) income as reported	$(1,001,199)	$98,053		$89,684
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(630)	(740)		(874)
Add: Total stock-based employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	—	(703	) (A)	454

Pro forma net (loss) income	$(1,001,829)	$96,610		$89,264

Earnings per share:
Basic and diluted net (loss) income per share as reported	$(120.63)	$11.81		$10.93
Basic and diluted net (loss) income per share pro forma	$(120.70)	$11.64		$10.87

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

(A)	Represents reversal of expense accrual due to reduction of intrinsic value.

     The fair value of each option granted was estimated at the date of grant using the Black-Scholes multiple option approach with the following assumptions for options granted during the three-year period ended December 31, 2002.

	2002	2001	2000

Risk-free U.S. dollar interest rate	5.03%	5.09%	6.44%
Risk-free Euro interest rate	4.92%	4.75%	5.07%
Weighted averaged expected life	8.50	8.30	8.10
Expected volatility	32.70%	32.70%	32.70%
Expected dividend yield	1.98%	1.98%	1.98%

Business Combinations

      Effective July 1, 2001, the Company adopted Financial Accounting Standard 141, Business Combinations (“FAS 141”). FAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. The Company followed this statement for the acquisitions of the Dental Benefits Division (“DBD”) of Protective Life Corporation (“Protective”) and CORE, Inc. (“CORE”) (see note 3). For the years ended December  31, 2002 and 2001, the Company recognized $2,700 and $0, respectively, of amortization expense related to other identifiable intangible assets, which are included in underwriting, general and administrative expenses in the consolidated statements of operations.

Recent Accounting Pronouncements

      In June 2002, the Financial Accounting Standards Board (“FASB”) issued FAS 146, Accounting for Costs Associated with Exit or Disposal Activities (“FAS 146”). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit on Activity (Including Certain Costs Incurred in Restructuring (“EITF 94-3”). EITF 94-3 required accrual of liabilities related to exit and disposal activities at a plan (commitment) date. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted this Statement on January 1, 2003. The adoption of this standard did not have a material impact on the Company’s financial position or the results of operations.

      In November 2002, the FASB issued Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees (“FIN 45”). FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Company to make payments to a guaranteed party based on changes in an underlying obligation that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements and indirect guarantees of indebtedness of others. This new accounting standard is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures. The Company adopted this standard on January 1, 2003, and the adoption did not have a material impact on the Company’s financial position or the results of operations.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

      In December 2002, the FASB issued FAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FAS No. 123 (“FAS 148”). FAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirements of FAS 123, Accounting for Stock-Based Compensation, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This guidance is effective for fiscal years ending after December 15, 2002, for transition guidance and annual disclosure provisions and is effective for interim reports beginning after December 15, 2002, for interim disclosure provisions. The Company adopted this standard for the year ended December 31, 2002.

      In January 2003, the FASB issued Interpretation 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“ARB 51”), which clarifies the consolidation accounting guidance in ARB 51, Consolidated Financial Statements, as it applies to certain entities in which equity investors who do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. Such entities are known as variable interest entities (“VIEs”). FIN 46 requires that the primary beneficiary of a VIE consolidates the VIE. FIN 46 also requires new disclosures for significant relationships with VIEs, whether or not consolidation accounting is used or anticipated. The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003. They apply in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest that was acquired before February 1, 2003. On October 8, 2003, the FASB deferred the adoption of FIN 46 until reporting periods ending after December 15, 2003. The Company is assessing whether the adoption of this interpretation will have a material impact on the Company’s financial position or the results of operations.

      In April 2003, the FASB’s Derivative Implementation Group (“DIG”) released FAS 133 Implementation Issue B36, Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments that Incorporate Credit Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under those Instruments (“DIG B36”). DIG B36 addresses whether FAS 133 requires bifurcation of a debt instrument into a debt host contract and an embedded derivative if the debt instrument incorporates both interest rate risk and credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. Under DIG B36, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index are examples of arrangements containing embedded derivatives requiring bifurcation. The effective date of the implementation guidance is October 1, 2003. The Company is assessing whether adoption of DIG B36 will have a material impact on the Company’s financial position or the results of operations.

      In April 2003, the FASB issued FAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS 149”). This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. The Company has assessed that the adoption of this standard will not have a material impact on the Company’s financial position or the results of operations.

      In May 2003, the FASB issued FAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“FAS 150”). This statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

instruments be classified as liabilities in the consolidated balance sheets. This statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The Company has assessed that the adoption of this standard will result in a reclassification of mandatorily redeemable preferred securities of subsidiary trusts and mandatorily redeemable preferred stock from mezzanine to liabilities, and will not have a material impact on the Company’s results of operations.

      On July 7, 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long Duration Contracts and for Separate Accounts (“SOP 03-1”). SOP 03-1 provides guidance on a number of topics unique to insurance enterprises, including separate account presentation, interest in separate accounts, gains and losses on the transfer of assets from the general account to a separate account, liability valuation, returns based on a contractually referenced pool of assets or index, accounting for contracts that contain death or other insurance benefit features, accounting for reinsurance and other similar contracts, accounting for annuitization benefits and sales inducements to contract holders. SOP 03-1 will be effective for the Company’s financial statements on January 1, 2004. The Company is assessing whether adoption of this statement will have a material impact on the Company’s financial position or the results of operations.

3.     Acquisitions

      The following transactions have been accounted for under the purchase method. Consequently, the purchase price has been allocated to assets acquired and liabilities assumed based on the relative fair values. The results of operations of the businesses acquired have been included in the consolidated financial statements since the date of acquisition.

Dental Benefits Division (“DBD”) of Protective Life Corporation (“Protective”)

      On December 31, 2001, the Company acquired DBD, including the acquisition through reinsurance of Protective’s indemnity dental, life, and disability businesses and purchase of the stock of its prepaid dental subsidiaries.

      Protective’s Dental Benefits Division at the time of acquisition was a leading provider of voluntary (employee-paid) indemnity dental and prepaid dental coverage for employee groups. As a result of the acquisition, the Company expects to be a leading provider of dental insurance products in the voluntary (employee-paid) market. It also expects to reduce costs through economies of scale.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

      The following table summarizes the purchase price and net cash paid for the transaction:

As of
December 31,
2001

Cash	$33,200
Invested assets	16,200
Goodwill	156,400
Other intangible assets	54,300
Accounts receivable and other assets	60,300

Purchase price	320,400
Net liabilities assumed	72,000

Net cash paid	$248,400

      Of the $54,300 of acquired intangible assets, $5,600 was assigned to licenses that are not subject to amortization. The remaining $48,700 consists of the current groups in force and a dental provider network, which are amortized on a straight-line basis over their estimated useful lives, which range from 20 to 30 years.

      The following table reflects the results of operations on an unaudited pro forma basis as if the acquisition of DBD had been completed on January 1, 2000. The pro forma results include estimates and assumptions which management believes are reasonable. However, pro forma results do not include the effects of synergies and cost reduction initiatives directly related to the acquisitions. The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the dates indicated, nor are they necessarily indicative of future operating results.

	Unaudited Pro
	Forma Information
	for the Year Ended
	December 31,

	2001	2000

Revenues	$321,900	$334,400
Net income	$21,300	$23,400

CORE, Inc. (“CORE”)

      On July 12, 2001, the Company acquired 100% of the outstanding common shares of CORE for approximately $57,000 in cash. CORE at the time of acquisition was a leading national provider of employee absence management services and a major provider of disability reinsurance management services to middle-market insurance carriers. As a result of the acquisition, the Employee Benefits segment derives expertise in disability services and solutions, including clinical disability management and Family and Medical Leave Act administration. The segment also expects to realize improvements in pricing accuracy and duration care management through direct access to CORE’s data.

American Memorial Life Insurance Company (“AMLIC”)

      On October 1, 2000, the Company acquired 100% of the outstanding common shares of AMLIC from Service Corporation International (“SCI”) for $210,420 in cash. AMLIC is a South Dakota-based pre-funded funeral insurance company. At the date of purchase the Company entered into a 10-year exclusive North American pre-funded funeral insurance marketing agreement with SCI. Goodwill of $14,806 was recorded on the purchase.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

      The following table summarizes the estimated fair values of the assets and liabilities at the date of acquisition.

As of
October 1,
2000

Cash and investments	$774,076
Goodwill	14,806
VOBA	170,171
Other assets	329,014

Total assets acquired	1,288,067
Policy liabilities	743,956
Accounts payable and other liabilities	333,691

Total liabilities	1,077,647

Net purchase price	$210,420

      The following table reflects the results of operations on an unaudited pro forma basis as if the acquisition of AMLIC had been completed on January 1, 2000. The pro forma results for 2000 include estimates and assumptions which management believes are reasonable. However, pro forma results do not include the effects of synergies and cost reduction initiatives directly related to the acquisition. The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the date indicated, nor is it necessarily indicative of future operating results.

Unaudited
Pro Forma
Information for
the Year Ended
December 31,
2000

Revenues	$316,860
Net income	$20,144

4.     Dispositions

Neighborhood Health Partnership (“NHP”)

      On June 28, 2002, the Company sold its 50% ownership in NHP to NHP Holding LLC for $12,000. NHP is a Florida Health Maintenance Organization. The Company recorded a pre-tax gain on sale of $10,672.

Fortis Financial Group (“FFG”)

      On April 2, 2001, the Company sold its FFG business to The Hartford for $1,086,752, net of expenses. FFG included certain individual life insurance policies, annuities and mutual fund operations. The transaction was structured as a stock sale for the mutual fund management operations and as a reinsurance arrangement for the insurance operations (see note 13).

      The reinsurance contracts did not legally replace the Company as the insurer to policyholders or extinguish the Company’s liabilities to its policyholders. The reserves for this block of business are included in the Company’s reserves (see note 14).

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

      The sale resulted in a pre-tax gain of $623,071 of which $61,688 was for the mutual fund operations and $3,854 was for property and equipment. The net assets sold related to the stock and property and equipment sale were $66,210.

      A $557,529 pre-tax gain related to the reinsurance contracts was deferred and is being recognized over the remaining life of the related contracts. During 2002 and 2001, the Company recognized pre-tax income of approximately $73,024 and $59,647, respectively, reflecting the amortization of a portion of the deferred gain in the results of operations.

Associated California State Insurance Agencies, Inc. (“ACSIA”)

      On May 11, 2000, the Company sold 100% of the issued and outstanding stock of ACSIA to Conseco Corporation for approximately $32,905 in cash. ACSIA is a distributor of long-term care insurance. The Company recorded a pre-tax gain on sale of $11,994.

Long-Term Care (“LTC”) Insurance Business

      On March 1, 2000, the Company sold its LTC business to John Hancock Mutual Life Insurance Company for $164,000. The business was sold via a 100% coinsurance agreement whereby the Company ceded substantially all assets and liabilities related to its long-term care business. The reinsurance contracts entered into did not legally replace the Company as the insurer to policyholders or extinguish its liabilities to these policyholders. Therefore, the transaction resulted in a deferred pre-tax gain of $51,431, which is being recognized over the remaining lives of the related contracts. During 2002, 2001 and 2000, the Company recognized pre-tax income of approximately $5,297, $6,979 and $8,384, respectively, reflecting the amortization of a portion of the deferred gain in the results of operations. As part of the sale, the Company transferred various other assets and liabilities and recorded reinsurance recoverables of $321,000.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

5.     Investments

      The amortized cost and fair value of fixed maturities and equity securities at December 31, 2002 were as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Fixed maturities
Bonds:
United States Government and government agencies and authorities	$1,576,339	$70,549	$(26)	$1,646,862
States, municipalities and political subdivisions	196,186	15,441	(115)	211,512
Foreign governments	202,154	19,096	(17,413)	203,837
Public utilities	834,021	54,940	(9,875)	879,086
All other corporate bonds	4,821,876	298,955	(26,598)	5,094,233

Total fixed maturities	$7,630,576	$458,981	$(54,027)	$8,035,530

Equity securities
Common stocks:
Public utilities	$19	$—	$(12)	$7
Banks, trusts and insurance companies	14,043	1,410	(1,641)	13,812
Industrial, miscellaneous and all other	2,392	1,737	(95)	4,034
Non-redeemable preferred stocks:
Non-sinking fund preferred stocks	248,181	7,592	(1,926)	253,847

Total equity securities	$264,635	$10,739	$(3,674)	$271,700

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

      The amortized cost and fair value of fixed maturities and equity securities at December 31, 2001 were as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Fixed maturities
Bonds:
United States Government and government agencies and authorities	$1,160,207	$35,412	$(3,778)	$1,191,841
States, municipalities and political subdivisions	239,174	10,235	(1,042)	248,367
Foreign governments	229,145	5,542	(450)	234,237
Public utilities	1,228,057	37,056	(29,324)	1,235,789
All other corporate bonds	4,614,058	183,033	(76,893)	4,720,198

Total fixed maturities	$7,470,641	$271,278	$(111,487)	$7,630,432

Equity securities
Common stocks:
Banks, trusts and insurance companies	$28,555	$3,305	$(4,486)	$27,374
Industrial, miscellaneous and all other	18,734	5,198	(39)	23,893
Non-redeemable preferred stocks:
Non-sinking fund preferred stocks	196,063	3,306	(3,497)	195,872

Total equity securities	$243,352	$11,809	$(8,022)	$247,139

      The amortized cost and fair value of fixed maturities at December 31, 2002 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized
	Cost	Fair Value

Due in one year or less	$271,422	$273,644
Due after one year through five years	1,990,498	2,084,678
Due after five years through ten years	1,646,665	1,732,441
Due after ten years	2,312,687	2,482,623

Total	6,221,272	6,573,386
Mortgage and asset backed securities	1,409,304	1,462,144

Total	$7,630,576	$8,035,530

      Proceeds from sales of available for sale securities were $3,740,619, $3,857,865 and $3,515,453 during 2002, 2001 and 2000 respectively. Gross gains of $117,612, $115,202 and $59,917 and gross losses of $150,951, $140,472 and $114,077 were realized on these sales in 2002, 2001 and 2000, respectively.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

      Major categories of net investment income were as follows:

	Years ended December 31,

	2002	2001	2000

Fixed maturities	$510,121	$564,207	$540,215
Equity securities	22,674	31,075	26,560
Commercial mortgage loans on real estate	77,913	81,816	97,946
Policy loans	3,511	7,109	12,607
Short-term investments	8,510	6,604	9,509
Other investments	19,546	17,656	6,171
Cash and cash equivalents	9,079	15,274	14,055
Investment expenses	(19,526)	(11,959)	(16,331)

Net investment income	$631,828	$711,782	$690,732

      The net realized gains (losses) recorded in income for 2002, 2001 and 2000 are summarized as follows:

	Years ended December 31,

	2002	2001	2000

Fixed maturities	$(120,939)	$(90,727)	$(77,964)
Equity securities	2,305	(12,776)	18,382

Total marketable securities	(118,634)	(103,503)	(59,582)
Real estate	80	(356)	281
Other	182	(15,157)	14,324

Total	$(118,372)	$(119,016)	$(44,977)

      The Company recorded $85,295, $78,232 and $5,421 of pre-tax realized losses in 2002, 2001 and 2000, respectively, associated with other-than-temporary declines in value of available for sale securities.

      The Company has made commercial mortgage loans, collateralized by the underlying real estate, on properties located throughout the United States. At December 31, 2002, approximately 47% of the outstanding principal balance of commercial mortgage loans were concentrated in the states of California, New York, Connecticut, Pennsylvania and Florida. Although the Company has a diversified loan portfolio, an economic downturn could have an adverse impact on the ability of its debtors to repay their loans. The outstanding balance of commercial mortgage loans range in size from $1 to $9,495 at December 31, 2002. The mortgage loan balance is net of an allowance for losses of $19,106 and $25,091 at December 31, 2002 and 2001, respectively.

      At December 31, 2002, loan commitments outstanding totaled approximately $29,050. Furthermore, at December 31, 2002, the Company is committed to funding additional capital contributions of $27,000 to certain investments in limited partnerships.

      The Company had fixed maturities carried at $216,055 and $262,694 at December 31, 2002 and 2001, respectively, on deposit with various governmental authorities as required by law.

Security lending

      The Company engages in transactions in which fixed maturities, especially bonds issued by the United States Government and Government agencies and authorities, are loaned to selected broker/ dealers. Collateral, greater than or equal to 102% of the fair value of securities lent plus interest, is received in the form

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

of cash or marketable securities. The Company monitors the fair value of securities loaned and the collateral received on a daily basis, with additional collateral obtained as necessary. The Company is subject to the risk of loss to the extent that the loaned securities are not returned and the value of the collateral is less than the market value of the securities loaned. Management believes such an event is unlikely. At December 31, 2002 and 2001, securities with a fair value of $419,000 and $289,000, respectively, were on loan to selected brokers.

6.     Property and Equipment

      Property and equipment consist of the following:

	As of
	December 31,

	2002	2001

Land	$8,788	$8,788
Buildings and improvements	135,627	136,949
Furniture, fixtures and equipment	345,162	299,556

Total	489,577	445,293
Less accumulated depreciation	(238,792)	(211,820)

Total	$250,785	$233,473

      Depreciation expense for 2002, 2001 and 2000 amounted to $46,871, $39,958 and $45,213, respectively. Depreciation expense is included in underwriting, general and administrative expenses in the consolidated results of operations.

7.     Premiums and Accounts Receivable

      Receivables are reported at the estimated amounts collectable net of an allowance for uncollectible items. A summary of such items is as follows:

	As of
	December 31,

	2002	2001

Insurance premiums receivable	$303,049	$272,959
Other receivables	134,010	143,639
Allowance for uncollectible items	(35,965)	(32,161)

Total	$401,094	$384,437

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

8.	Mandatorily Redeemable Preferred Securities of Subsidiary Trusts

      Mandatorily redeemable preferred securities of subsidiary trusts consisted of the following as of December 31:

Security	Interest Rate	Maturity	2002	2001

2000 Trust Capital Securities I	8.48%	03/01/30	$150,000	$150,000
2000 Trust Capital Securities II	8.40%	03/01/30	400,000	400,000
1999 Trust Capital Securities I	7.60%	04/26/29	200,000	200,000
1999 Trust Capital Securities II	7.876%	04/26/29	499,850	499,850
1997 Capital Securities I	8.40%	05/30/27	150,000	150,000
1997 Capital Securities II	7.94%	07/31/27	46,224	46,224

Total			$1,446,074	$1,446,074

      Distributions on preferred securities of subsidiary trusts were $118,396, $118,370 and $110,142 for the years ended December 31, 2002, 2001 and 2000, respectively.

2000 Trust Capital Securities and Subordinated Debentures

      In March 2000, two subsidiary trusts of the Company, Fortis Capital Proceeds Trust 2000-1 and Fortis Capital Proceeds Trust 2000-2, issued 150,000 8.48% and 400,000 8.40% trust capital securities (collectively, the “2000 Trust Capital Securities”), respectively, to Fortis Insurance N.V. (formerly, Fortis Insurance Holding N.V.), in each case with a liquidation amount of $1,000 per security.

      Fortis Capital Proceeds Trust 2000-1 and Fortis Capital Proceeds Trust 2000-2 used the proceeds from the sale of the applicable 2000 Trust Capital Securities and trust common securities to purchase $150,001 and $400,001, respectively, of the Company’s 8.48% and 8.40% subordinated debentures due 2030 (collectively, the “2000 Subordinated Debentures”), respectively. These debentures are the sole assets of the trusts.

      The payments the Company makes on the applicable 2000 Subordinated Debentures are the sole source of funds available for the applicable trust to make the distributions on the applicable 2000 Trust Capital Securities. Interest on the 2000 Subordinated Debentures is payable semi-annually, except the Company has the right to extend the interest payment period under the applicable 2000 Subordinated Debentures for up to ten consecutive semi-annual periods, during which periods interest will compound semi-annually. Distributions on the 2000 Trust Capital Securities are cumulative and payable semi-annually, except distributions are deferrable to the extent the Company exercises its right described in the preceding sentence.

      The 2000 Subordinated Debentures restrict the Company’s ability to (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment on, any of the Company’s capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any of the Company’s debt securities that rank pari passu with or junior in right of payment to the applicable 2000 Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by the Company of any securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in right of payment to the applicable 2000 Subordinated Debentures, if at any time (1) any 2000 Subordinated Debentures are held by Fortis Capital Proceeds Trust 2000-1 or 2, as applicable, and there shall have occurred and be continuing an event of default under the declaration of trust of Fortis Capital Proceeds Trust 2000-1 or 2, as applicable, (2) there shall have occurred and be continuing an event of default under the applicable indenture pursuant to which the applicable 2000 Subordinated Debentures were issued or (3) the Company shall have given notice of its election to extend the interest payment period under the applicable 2000

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Subordinated Debentures as described above and the Company shall not have rescinded such notice, and such extension period has commenced and is continuing.

      On or after April 2005 and April 2010, respectively, the Company has the right to redeem the applicable 2000 Subordinated Debentures, respectively, in each case at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest. The 2000 Trust Capital Securities are mandatorily redeemable upon the maturity of the applicable 2000 Subordinated Debentures in March 2030 or such earlier date as the applicable 2000 Subordinated Debentures may be redeemed. On April 1, 2005 and April 1, 2010, Fortis Insurance N.V., as holder of the 2000 Trust Capital Securities, has the right to require Fortis Capital Proceeds Trust 2000-1 and 2, respectively, to repurchase all (but not less than all) of Fortis Insurance N.V.’s applicable 2000 Trust Capital Securities at a purchase price equal to 100% of the liquidation amount of the applicable 2000 Trust Capital Securities plus an amount equal to accumulated and unpaid distributions, in which case the Company would be required to repurchase all the applicable 2000 Subordinated Debentures at a repurchase price equal to the principal amount, plus accrued and unpaid interest.

1999 Trust Capital Securities and Subordinated Debentures

      In April 1999, two subsidiary trusts of the Company, 1999 Fortis Capital Trust I and 1999 Fortis Capital Trust II, issued 200,000 7.60% and 499,850 7.876% trust capital securities (collectively, the “1999 Trust Capital Securities”), respectively, to Fortis Capital Funding LP and Fortis Insurance N.V. (formerly, Fortis Insurance Holding N.V.), respectively, in each case with a liquidation amount of $1,000 per security.

      1999 Fortis Capital Trust I and 1999 Fortis Capital Trust II used the proceeds from the sale of the applicable 1999 Trust Capital Securities and trust common securities to purchase $200,001 and $499,851, respectively, of the Company’s 7.60% and 7.876% subordinated debentures due 2029 (collectively, the “1999 Subordinated Debentures”), respectively. These debentures are the sole assets of the trusts.

      The payments the Company makes on the applicable 1999 Subordinated Debentures are the sole source of funds available for the applicable trust to make the distributions on the applicable 1999 Trust Capital Securities. Interest on the 1999 Subordinated Debentures is payable quarterly, except the Company has the right to extend the interest payment period under the applicable 1999 Subordinated Debentures for up to twenty consecutive quarterly periods, during which periods interest will compound quarterly. Distributions on the 1999 Trust Capital Securities are cumulative and payable quarterly, except distributions are deferrable to the extent the Company exercises its right described in the preceding sentence.

      The 1999 Subordinated Debentures restrict the Company’s ability to (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment on, any of the Company’s capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any of the Company’s debt securities that rank pari passu with or junior in right of payment to the applicable 1999 Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by the Company of any securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in right of payment to the applicable 1999 Subordinated Debentures, if at any time (1) any 1999 Subordinated Debentures are held by 1999 Fortis Capital Trust I or II, as applicable, and there shall have occurred and be continuing an event of default under the declaration of trust of 1999 Fortis Capital Trust I or II, as applicable, (2) there shall have occurred and be continuing an event of default under the applicable indenture pursuant to which the applicable 1999 Subordinated Debentures were issued or (3) the Company shall have given notice of its election to extend the interest payment period under the applicable 1999 Subordinated Debentures as described above and the Company shall not have rescinded such notice, and such extension period has commenced and is continuing.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

      On June 30, 2009 or any interest payment date thereafter, the Company has the right to redeem the 1999 Subordinated Debentures at a redemption price equal to 100% of the principal amount or the principal amount multiplied by a percentage that ranges from 103.8% to 100.0%, depending on the year of redemption and depending on the series, plus accrued and unpaid interest. The 1999 Trust Capital Securities are mandatorily redeemable upon the maturity of the applicable 1999 Subordinated Debentures in April 2029 or such earlier date as the applicable 1999 Subordinated Debentures may be redeemed.

1997 Capital Securities I & II

      In May 1997, Fortis Capital Trust, a trust declared and established by the Company and other parties, issued 150,000 8.40% capital securities (the “1997 Capital Securities I”) to purchasers and 4,640 8.40% common securities (the “1997 Common Securities I”) to the Company, in each case with a liquidation amount of $1,000 per security. Fortis Capital Trust used the proceeds from the sale of the 1997 Capital Securities I and the 1997 Common Securities I to purchase $154,640 of the Company’s 8.40% junior subordinated debentures due 2027 (the “1997 Junior Subordinated Debentures I”). These debentures are the sole assets of Fortis Capital Trust.

      In July 1997, Fortis Capital Trust II, a trust declared and established by the Company and other parties, issued 50,000 7.94% capital securities (the “1997 Capital Securities II” and, together with the 1997 Capital Securities, the “1997 Capital Securities”) to purchasers and 1,547 7.94% common securities (the “1997 Common Securities II”) to the Company, in each case with a liquidation amount of $1,000 per security. Fortis Capital Trust II used the proceeds from the sale of the 1997 Capital Securities II and the 1997 Common Securities II to purchase $51,547 of the Company’s 7.94% junior subordinated debentures due 2027 (the “1997 Junior Subordinated Debentures II” and, together with the 1997 Junior Subordinated Debentures I, the “1997 Junior Subordinated Debentures”). These debentures are the sole assets of Fortis Capital Trust II.

      With respect to each of Fortis Capital Trust and Fortis Capital Trust II, the Company, Fortis SA/NV and Fortis N.V. entered into a junior subordinated guarantee of the distributions and payments on the liquidation and redemption of the 1997 Capital Securities I and the 1997 Capital Securities II, respectively, but only to the extent the funds are held by Fortis Capital Trust and Fortis Capital Trust II, respectively. Fortis SA/NV and Fortis N.V. also entered into a junior subordinated guarantee of the payment of the principal, premium, if any, and interest on the 1997 Junior Subordinated Debentures. The 1997 Junior Subordinated Debentures and the guarantees are unsecured, junior subordinated obligations.

      The payments the Company or the guarantors make on the applicable 1997 Junior Subordinated Debentures are the sole source of funds available for the applicable trust to make the distributions on the applicable 1997 Capital Securities. Interest on the 1997 Junior Subordinated Debentures are payable semi-annually, except the Company, so long as no event of default has occurred or is continuing and with the consent of the guarantors, may exercise its right to defer payment on the 1997 Junior Subordinated Debentures for up to ten consecutive semi-annual periods, during which periods interest will compound semi-annually. Distributions on the 1997 Capital Securities are cumulative and payable semi-annually, except distributions are deferrable to the extent the Company exercises its right described in the preceding sentence.

      The 1997 Junior Subordinated Debentures I and the 1997 Junior Subordinated Debentures II each restrict the Company’s and the guarantors’ ability to: (i) declare or pay any dividends on or distributions on or redeem, purchase, acquire or make a liquidation payment on any of the capital stock of the Company or such guarantor, (ii) make any payment of principal, premium, if any, or interest on or repay, redeem or repurchase any debt securities that rank pari passu with or junior to the applicable 1997 Junior Subordinated Debentures or the guarantees or (iii) make any guarantee payment with respect to any guarantee of the debt securities of any subsidiary if such guarantee ranks pari passu with or junior to the applicable 1997 Junior Subordinated

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Debentures or the guarantees, if at any time (1) the Company elects to defer payment on the applicable 1997 Junior Subordinated Debentures, (2) at any time there has occurred any event of which the Company or a guarantor has knowledge that would constitute an event of default under the applicable 1997 Junior Subordinated Debentures and that the Company and the guarantors have not taken reasonable steps to cure or (3) the Company or the guarantors are in default with respect to the payment of obligations under the guarantees.

      The 1997 Capital Securities rank pari passu with the 1997 Common Securities with respect to cash distributions and amounts payable on liquidation, except that the 1997 Common Securities will be subordinated to the 1997 Capital Securities if an event of default has occurred and is continuing as a result of any failure by the Company to pay amounts when due in respect of the applicable 1997 Junior Subordinated Debentures.

      The 1997 Junior Subordinated Debentures I and the 1997 Junior Subordinated Debentures II mature in May and July 2027, respectively.

      The 1997 Capital Securities are subject to mandatory redemption, in whole or in part, upon repayment of the applicable 1997 Junior Subordinated Debentures at their stated maturity or earlier redemption. The 1997 Junior Subordinated Debentures are redeemable prior to maturity at the Company’s option in whole at any time or in part from time to time at redemption prices calculated according to a specified formula.

      Events of default under the 1997 Junior Subordinated Debentures include: (i) failure for 30 days to pay interest when due (subject to any deferral as described above), (ii) failure to pay principal or premium, if any, when due, (iii) failure to perform the covenants in the indenture for 90 days after notice and (iv) certain events of bankruptcy, insolvency or reorganization of the Company or the guarantors. Events of default under the guarantees of the 1997 Capital Securities include the failure of the Company or the guarantors to perform any payment obligations thereunder or to perform any non-payment obligation for 30 days.

      The Company and the guarantors have also agreed to guarantee to each person to whom the applicable trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the trust (other than the obligations to pay amounts due to the holders of the 1997 Capital Securities and the 1997 Common Securities pursuant to their terms).

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

9.     Income Taxes

      The Company and the majority of its subsidiaries are subject to U.S. tax and file a U.S. consolidated federal income tax return. Certain life insurance subsidiaries that were acquired in 1997, 1998, 1999 and 2000 are not included in the consolidated return. Information about current and deferred tax expense follows:

	Years Ended December 31,

	2002	2001	2000

Current expense:
Federal	$11,688	$256,045	$13,430
Foreign	8,910	11,721	9,675

Total current expense	20,598	267,766	23,105
Deferred expense (benefit):
Federal	92,209	(160,222)	81,562
Foreign	(2,150)	47	(167)

Total deferred expense (benefit)	90,059	(160,175)	81,395

Total income tax expense	$110,657	$107,591	$104,500

      The provision for foreign taxes includes amounts attributable to income from U.S. possessions that are considered foreign under U.S. tax laws. International operations of the Company are subject to income taxes imposed by the jurisdiction in which they operate.

      A reconciliation of the federal income tax rate to the Company’s effective income tax rate follows:

	December 31,

	2002	2001	2000

Federal income tax rate:	35.0%	35.0%	35.0%
Reconciling items:
Tax exempt interest	(0.5)	(1.1)	(2.7)
Dividends received deduction	(0.2)	(1.9)	(2.8)
Subpart F income	(2.2)	(0.9)	0.3
Permanent nondeductible expenses	0.2	0.8	1.4
Adjustment for deferred liabilities	—	—	2.9
Goodwill	—	19.2	19.8
Foreign tax credit	(1.1)	(2.3)	(2.6)
Low-income housing credit	(1.3)	(2.5)	(2.3)
Low-income housing adjustments	—	5.4	—
Other	—	0.6	4.8

Effective income tax rate:	29.9%	52.3%	53.8%

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

      The tax effects of temporary differences that result in significant deferred tax assets and deferred tax liabilities are as follows:

	December 31,

	2002	2001

Deferred tax assets:
Policyholder and separate account reserves	$754,921	$701,492
Accrued liabilities	159,620	126,880
Investment adjustments	66,792	101,967

Gross deferred tax assets	981,333	930,339

Deferred tax liabilities:
Deferred acquisition costs	380,872	354,326
Other assets	291,908	184,781
Unrealized gains on fixed maturities and equities	140,353	54,782

Gross deferred tax liabilities	813,133	593,889

Net deferred income tax asset	$168,200	$336,450

      Deferred taxes have not been provided on the undistributed earnings of wholly owned foreign subsidiaries since the Company intends to indefinitely reinvest these earnings. The cumulative amount of undistributed earnings for which the Company has not provided deferred income taxes is approximately $134,000. Upon distribution of such earnings in a taxable event, the Company would incur additional U.S. income taxes in the amount of $34,000 net of anticipated foreign tax credits.

      Under pre-1984 life insurance company income tax laws, a portion of a life insurance company’s “gain from operations” was not subject to current income taxation but was accumulated, for tax purposes, in a memorandum account designated as “policyholders’ surplus account.” Amounts in this account only become taxable upon the occurrence of certain events. The approximate amount in this account was $95,163 at December 31, 2002 and 2001. Deferred taxes have not been provided on amounts in this account since the Company neither contemplates any action nor foresees any events occurring that would create such tax.

      At December 31, 2002, the Company and its subsidiaries had capital loss carryforwards for U.S. federal income tax purposes. Capital loss carryforwards total $84,007 and will expire if unused as follows:

Expiration Year	Amount

2003	$8
2004	21
2005	5,225
2006	202
2007	78,551

Total	$84,007

10.	Mandatorily Redeemable Preferred Stocks

      The Company has three classes of mandatorily redeemable preferred stock: Series A, Series B and Series C. The carrying value equals the redemption value for all classes of preferred stock. The Company’s board of directors has the authority, without further action of the Parent, to issue up to 20,000,000 shares of

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

preferred stock, par value $1.00 per share, in one or more series and to fix the powers, preferences, rights and qualifications, limitations or restrictions thereof, which may include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designations of the series.

      Information about the preferred stock is as follows:

	December 31,

	2002	2001

Preferred stock, par value $1.00 per share:
Series A: 10,000 shares authorized, none issued or outstanding	$—	$—
Series B: 30,000 shares authorized, 19,660 and 20,160 shares issued and outstanding in 2002 and 2001, respectively	19,660	20,160
Series C: 5,000 shares authorized, issued and outstanding	5,000	5,000

Total	$24,660	$25,160

      There was no change in the outstanding shares of Series A or Series C for the years ended December 31, 2002, 2001 and 2000. Changes in the number of Series B shares outstanding are as follows:

	For the Years Ended
	December 31,

	2002	2001	2000

Shares outstanding, beginning	20,160	20,160	20,160
Shares redeemed	(500)	—	—

Shares outstanding, ending	19,660	20,160	20,160

      All shares have a liquidation price of $1,000 per share and rank senior to common stock with respect to rights to receive dividends and to receive distributions upon the liquidation, dissolution or winding up of the Company.

      Series A: Series A shares were redeemed in 1999 and have the status of authorized and unissued preferred stock and may be reissued by the Company.

      Series B and C: Holders of the Series B Preferred Stock are entitled to receive cumulative dividends at the rate of 4.0% per share per annum, multiplied by the $1,000 liquidation price, and holders of the Series C Preferred Stock are entitled to receive dividends at the rate of 4.5% per share per annum multiplied by the $1,000 liquidation price. All dividends are payable in arrears on a quarterly basis. Any dividend that is not paid on a specified dividend payment date with respect to a share of such Preferred Stock shall be deemed added to the liquidation price of such share for purposes of computing the future dividends on such share, until such delinquent dividend has been paid.

      Holders of the Series B Preferred Stock may elect to have any or all of their shares redeemed by the Company at any time after April 1, 2002, and the Company must redeem all shares of the Series B Preferred Stock no later than July 1, 2017. Holders of the Series C Preferred Stock may elect to have any or all of their shares redeemed by the Company any time after April 1, 2022, and the Company must redeem all shares of the Series C Preferred Stock no later than July 1, 2027. The Company also has the right and the obligation to redeem the Series B Preferred Stock and Series C Preferred Stock upon the occurrence of certain specified events. The redemption price in all cases shall equal the $1,000 per share liquidation price plus all accumulated and unpaid dividends. The Company is not required to establish any sinking fund or similar funds

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

with respect to such redemptions. None of the shares of Series B Preferred Stock or Series C Preferred Stock are convertible into common stock or any other equity security of the Company. However, holders of the Series B Preferred Stock and Series C Preferred Stock are entitled to one vote per share owned of record on all matters voted upon by the Company stockholders, voting with the holders of common stock as a single class, and not as a separate class or classes. The shares of Series B Preferred Stock and Series C Preferred Stock are subject to certain restrictions on transferability, and the Company has the right of first refusal to acquire the shares if any holder thereof desires to make a transfer not otherwise permitted by the terms thereof.

11.     Stockholders’ Equity

Common Stock

      The Board of Directors of the Company has authorized 80,000,000 shares of common stock with a par value of $0.10 per share, designated as Class A, Class B and Class C shares. The Class B and Class C shares rank senior to the Class A shares solely with respect to dividend payments and payments on liquidation. There are 150,001 Class B shares and 400,001 Class C shares outstanding, all of which are owned by Fortis (US) Funding Partners I LP (“Partnership I”) and Fortis (US) Funding Partners II LP (“Partnership II”), respectively. Affiliates of Fortis own the general partnership and limited partnership interests in Partnership I and Partnership II. Partnership I and Partnership II have each issued a series of Preference Securities.

      The following dividends have been paid for the years ended December 31:

	2002		2001		2000

	Per Share	Total	Per Share	Total	Per Share	Total

Class A common stock	$—	$—	$8.65	$67,000	$—	$—
Class B common stock	74.69	11,204	75.44	11,316	37.66	5,649
Class C common stock	76.68	30,672	77.45	30,982	38.65	15,462

Total		$41,876		$109,298		$21,111

Preferred Stock

      The Board of Directors of the Company has designated Preferred Stock shares as Series A, Series B and Series C (see Note 10) and in connection with the stock option plan designated certain shares as Series D (see Note 20).

12.     Statutory Information

      The Company’s insurance subsidiaries prepare financial statements on the basis of statutory accounting practices (“SAP”) prescribed or permitted by the insurance departments of their states of domicile. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (“NAIC”) as well as state laws, regulations and administrative rules.

      The principal differences between SAP and GAAP are: 1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP; 2) the value of business acquired is not capitalized under SAP but is under GAAP; 3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided; 4) the classification and carrying amounts of investments in certain securities are different under SAP than under GAAP; 5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, are different under SAP

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

than under GAAP; 6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP; and 7) certain assets are not admitted for purposes of determining surplus under SAP.

      The combined statutory net income and capital and surplus of the insurance subsidiaries follow:

	Years Ended and at
	December 31,

	2002	2001	2000

Statutory Net Income	$387,639	$156,121	$387,185

Statutory Capital and Surplus	$1,939,616	$1,767,624	$1,867,281

      Insurance enterprises are required by state insurance departments to adhere to minimum risk-based capital (“RBC”) requirements developed by the NAIC. All of the Company’s insurance subsidiaries exceed minimum RBC requirements.

      The payment of dividends to the Company by the Company’s insurance subsidiaries in excess of a certain amount (i.e., extraordinary dividends) must be approved by the subsidiaries’ domiciliary state department of insurance. Ordinary dividends, for which no regulatory approval is generally required, are limited to amounts determined by formula, which varies by state. The formula for the majority of the states in which the Company’s subsidiaries are domiciled is the lesser of (i) 10% of the statutory surplus as of the end of the prior year or (ii) the prior year’s statutory net income. In some states, the formula is the greater amount of clauses (i) and (ii). Some states, however, have an additional stipulation that dividends may only be paid out of earned surplus. If insurance regulators determine that payment of an ordinary dividend or any other payments by the Company’s insurance subsidiaries to the Company (such as payments under a tax sharing agreement or payments for employee or other services) would be adverse to policyholders or creditors, the regulators may block such payments that would otherwise be permitted without prior approval. In connection with the acquisition of American Bankers Insurance Group (“ABIG”) in 1999, the Company entered into an agreement with the Florida Insurance Department pursuant to which American Bankers Insurance Company and American Bankers Life Assurance Company have agreed to limit the amount of ordinary dividends they would pay to the Company to an amount no greater than 50% of the amount otherwise permitted under Florida law. This agreement expires in August 2004. In addition, the Company entered into an agreement with the New York Insurance Department in connection with the merger of Bankers Atlantic Life Assurance Company, one of the Company’s New York-domiciled insurance subsidiaries, into First Fortis Life Insurance Company (“FFLIC”) in 2001, pursuant to which FFLIC agreed not to pay any dividends to the Company until fiscal year 2004. No assurance can be given that there will not be further regulatory actions restricting the ability of the Company’s insurance subsidiaries to pay dividends. Based on the dividend restrictions under applicable laws and regulations, the maximum amount of dividends that the Company’s subsidiaries could pay to the Company in 2003 without regulatory approval is approximately $289,806. The Company expects that as a result of statutory accounting for sold businesses, the maximum amount of dividends the Company’s subsidiaries will be able to pay to the Company will be significantly lower in 2004.

      Effective January 1, 2001, the NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The domiciliary states of the Company’s insurance subsidiaries have adopted the provisions of the revised manual with certain exceptions. Codification has changed, to some extent, prescribed statutory accounting practices and resulted in changes to the accounting practices that the Company’s insurance subsidiaries use to prepare their statutory basis financial statements. The cumulative effect of all changes resulting from the Codification guidance was recorded as a direct adjustment to statutory surplus on January 1, 2001. The effect of adoption increased statutory surplus by approximately $85,000.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

13.     Reinsurance

      In the ordinary course of business, the Company is involved in both the assumption and cession of reinsurance with non-affiliated companies. The following table provides details of the reinsurance recoverables balance for the years ended December 31:

	2002	2001

Ceded future policy holder benefits and expense	$2,451,700	$2,348,208
Ceded unearned premium	1,247,350	1,495,887
Ceded claims and benefits payable	756,706	737,901
Ceded paid losses	194,153	169,658

Total	$4,649,909	$4,751,654

      The effect of reinsurance on premiums earned and benefits incurred was as follows:

	Years Ended December 31,

	2002	2001	2000

Gross earned premiums and other considerations	$7,813,538	$7,862,372	$7,430,177
Premiums assumed	515,666	235,616	290,528
Premiums ceded	(2,647,608)	(2,855,803)	(2,576,330)

Net earned premiums and other considerations	$5,681,596	$5,242,185	$5,144,375

Gross policyholder benefits	$4,798,035	$4,504,390	$3,781,029
Benefits assumed	487,965	292,212	280,375
Benefits ceded	(1,856,855)	(1,557,677)	(853,350)

Net policyholder benefits	$3,429,145	$3,238,925	$3,208,054

      The Company had $451,135 of assets held in trusts as of December 31, 2002 for the benefit of others related to certain reinsurance arrangements.

      The Company utilizes ceded reinsurance for loss protection and capital management, business dispositions, and, in the Solutions segment, for client risk and profit sharing.

Loss Protection and Capital Management

      As part of the Company’s overall risk and capacity management strategy, the Company purchases reinsurance for certain risks underwritten by the Company’s various segments, including significant individual or catastrophic claims, and to free up capital to enable the Company to write additional business.

      For those product lines where there is exposure to catastrophes, the Company closely monitors and manages the aggregate risk exposure by geographic area and the Company has entered into reinsurance treaties to manage exposure to these types of events.

      Under indemnity reinsurance transactions in which the Company is the ceding insurer, the Company remains liable for policy claims if the assuming company fails to meet its obligations. To limit this risk, the Company has control procedures in place to evaluate the financial condition of reinsurers and to monitor the concentration of credit risk to minimize this exposure. The selection of reinsurance companies is based on criteria related to solvency and reliability and, to a lesser degree, diversification as well as on developing strong relationships with the Company’s reinsurance partners for the sharing of risks.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Business Dispositions

      The Company has used reinsurance to exit certain businesses, such as the disposals of FFG and LTC (see note 4). Reinsurance was used in these cases to facilitate the transactions because the businesses shared legal entities with business segments that the Company retained. Assets backing the liabilities ceded related to these businesses are held in trusts for the benefit of the Company and the separate accounts relating to FFG are still reflected in the Company’s balance sheet.

      The reinsurance recoverable from The Hartford was $1,679,681 and $1,748,099 as of December 31, 2002 and 2001, respectively. The reinsurance recoverable from John Hancock was $693,373 and $545,690 as of December 31, 2002 and 2001, respectively. The Company would be responsible for administering this business in the event of a default by reinsurers. In addition, under the reinsurance agreement, The Hartford is obligated to contribute funds to increase the value of the separate accounts relating to the business sold if such value declines. If The Hartford fails to fulfill these obligations, the Company will be obligated to make these payments.

Solutions’ Segment Client Risk and Profit Sharing:

      The Solutions segment writes business produced by its clients, such as mortgage lenders and servicers and financial institutions, and reinsures all or a portion of such business to insurance subsidiaries of the clients. Such arrangements allow significant flexibility in structuring the sharing of risks and profits on the underlying business.

      A substantial portion of Solutions’ reinsurance activities are related to agreements to reinsure premiums generated by certain clients to the clients’ own captive insurance companies or to reinsurance subsidiaries in which the clients have an ownership interest. Collateral is obtained in amounts equal to the outstanding reserves when captive companies are not authorized to operate in the Company’s insurance subsidiary’s state of domicile as required by statutory accounting principles.

      The Company’s reinsurance agreements do not relieve the Company from its direct obligation to its insured. Thus, a credit exposure exists to the extent that any reinsurer is unable to meet the obligations assumed in the reinsurance agreements. To minimize its exposure to reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and holds substantial collateral (in the form of funds, trusts, and letters of credit) as security under the reinsurance agreements.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

14.     Reserves

      The following table provides reserve information by the Company’s major lines of business as of:

	December 31, 2002			December 31, 2001

	Future Policy		Claims and	Future Policy		Claims and
	Benefits and	Unearned	Benefits	Benefits and	Unearned	Benefits
	Expenses	Premiums	Payable	Expenses	Premiums	Payable

Long Duration Contracts:
Pre-funded funeral life insurance policies and annuity contracts	$1,990,554	$3,289	$14,634	$1,764,435	$1,635	$11,574
Life insurance no longer offered	693,333	1,392	5,182	704,066	1,438	5,196
Universal life and annuities no longer offered	334,038	9,541	12,074	358,474	507	19,859
FFG and LTC disposed businesses	2,619,202	48,497	138,604	2,565,044	45,989	120,356
Short Duration Contracts:
Group term life	—	11,270	456,642	—	15,480	438,204
Group disability	—	3,949	1,298,704	—	4,473	1,203,698
Medical and dental	—	125,505	583,075	—	107,894	559,017
Property	—	739,251	231,664	—	603,314	332,414
Credit	—	1,385,735	414,288	—	1,707,745	431,706
Warranties and extended service contracts	—	830,377	29,707	—	721,606	27,414
All other	—	48,829	359,287	—	57,116	255,989

Total	$5,637,127	$3,207,635	$3,543,861	$5,392,019	$3,267,197	$3,405,427

     Long Duration Contracts

      The Company’s long duration contracts are comprised of pre-funded funeral life insurance policies and annuity contracts, life insurance policies no longer offered, universal life and annuities no longer offered and FFG and LTC disposed businesses. The principal products and services included in these categories are described in the summary of significant accounting policies (see note 2).

      The Company’s PreNeed segment distributes pre-funded funeral insurance products through two separate divisions, the independent division and the AMLIC division. The reserves for future policy benefits and expenses for pre-funded funeral life and annuity contracts and life insurance no longer offered by the PreNeed segment differ by division and are established based upon the following assumptions:

          Independent Division

      Interest and discount rates for pre-funded funeral life insurance are level, vary by year of issuance and product, and ranged from 7.0% to 7.3% in 2002 and 2001 before provisions for adverse deviation, which ranged from 0.2% to 0.5% in both 2002 and 2001.

      Interest and discount rates for pre-funded life insurance no longer offered vary by year of issuance and products and were 7.5% grading to 5.25% over 20 years in 2002 and 2001 with the exception of a block of pre-1980 business which had a level 8.75% discount rate in both 2002 and 2001.

      Mortality assumptions are based upon pricing assumptions and modified to allow provisions for adverse deviation. Surrender rates vary by product and are based upon pricing assumptions. The weighted average

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

lapse rate, including surrenders, for all life policies issued by the independent channel was approximately 3.2% and 3.8% in 2002 and 2001, respectively.

      Future policy benefit increases on pre-funded life insurance policies ranged from 2.5 to 6.5% in 2002 and 2001. Some policies have future policy benefit increases, which are guaranteed or tied to equal some measure of inflation. The inflation assumption for these inflation-linked benefits was 3.0% in 2002 and 2001. Traditional life products issued by the PreNeed segment have level benefits.

      The reserves for annuities issued by the independent division are based on assumed interest rates credited on deferred annuities, which vary by year of issuance, and ranged from 3.5% to 5.0% in 2002 and 2001. Withdrawal charges, if any, generally range from 7.0% to 0%, grading to zero over a period of seven years for business issued in the United States. Canadian annuity products have a surrender charge that varies by product series and premium paying period, typically grading to zero after all premiums have been paid.

          AMLIC Division

      Interest and discount rates for pre-funded funeral life insurance policies issued October 2000 and beyond vary by issue year and are based on pricing assumptions and modified to allow for provisions for adverse deviation. 2002 issues used a level 5.75% discount rate, 2001 issues used a level 6% discount rate and 2000 issues used a discount rate of 7% grading to 6.25% over nine years. Pre-funded life insurance policies issued prior to October 2000 and all traditional life policies issued by the AMLIC division use discount rates, which vary by issue year and product and ranged from 2.5% to 7.5% in 2002 and 2001.

      Mortality assumptions for pre-funded life insurance products issued in October 2000 and beyond are based upon pricing assumptions and modified to allow for provisions for adverse deviation. Surrender rates for pre-funded life insurance products issued in October 2000 and beyond vary by product and are based upon pricing assumptions. Mortality assumptions for all pre-funded funeral life insurance and traditional life insurance issued by the AMLIC division prior to October 2000 are based on Statutory valuation requirements with no explicit provision for lapses. The weighted average lapse rate, including surrenders, for all life policies issued by the AMLIC division was approximately 1.1% and 1.3% in 2002 and 2001, respectively.

      Future policy benefit increases are based upon pricing assumptions. First-year guaranteed benefit increases range from 0.0% to 6.0% in 2002 and 2001. Renewal guaranteed benefit increases range from 0.0% to 3.0% in 2002 and 2001. For contracts with minimum benefit increases associated with an inflation index, assumed benefit increases equaled the discount rate less 3% in 2002 and 2001.

      The reserves for annuities issued by the AMLIC division are based on assumed interest rates credited on deferred annuities and ranged from 1.0% to 6.5% in 2002 and 2001. Withdrawal charges ranged from 0.0% to 8.0% grading to zero over eight years for business issued in the United States. Canadian annuity products have a flat 35% surrender charge. Nearly all the deferred annuities contracts have a 3.0% guaranteed interest rate.

Universal Life and Annuities No Longer Offered

      The reserves for universal life and annuity products no longer offered in the Assurant Solutions segment have been established based on the following assumptions: Interest rates credited on annuities, which vary by product and time when funds were received, ranged from 4.0% to 5.0% in 2001 and were universally 4.0% in 2002. Guaranteed crediting rates on annuities range from 3.5% to 4.0%. Annuities are also subject to surrender charges, which vary by contract year and grade to zero over a period no longer than seven years. Surrender values will never be less than the amount of paid-in premiums regardless of the surrender charge. Credited interest rates on universal life funds vary by product and the funds received ranged from 4.0% to 5.5% in 2002 and 4.0% to 7.0% in 2001. Guaranteed crediting rates where present are equal to 4%. Additionally, universal

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

life funds are subject to surrender charges that vary by product, age, sex, year of issue, risk class and face amount grading to zero over a period not longer than 20 years.

          FFG and LTC

      A description of the disposal of FFG and LTC can be found in the dispositions footnote (see note 4). The reserves for these blocks of business are included in the Company’s reserves in accordance with FAS 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts. The Company maintains an offsetting reinsurance recoverable related to these reserves (see note 13).

     Short Duration Contracts

      The Company’s short duration contracts are comprised of group term life, group disability, medical and dental, property, credit, warranty and all other. The principal products and services included in these categories are described in the summary of significant accounting policies (see note 2).

      The disability category includes short and long term disability products. Claims and benefits payable for long-term disability have been discounted at 6%. The December 31, 2002 and 2001 liabilities include $1,286,463 and $1,190,618, respectively, of such reserves. The amount of discounts deducted from outstanding reserves as of December 31, 2002 and 2001 are $405,507 and $390,803, respectively.

15.	Fair Value Disclosures

      Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (“FAS 107”) requires disclosure of fair value information about financial instruments, as defined therein, for which it is practicable to estimate such fair value. These financial instruments may or may not be recognized in the consolidated balance sheets. In the measurement of the fair value of certain financial instruments, if quoted market prices were not available other valuation techniques were utilized. These derived fair value estimates are significantly affected by the assumptions used. Additionally, FAS 107 excludes certain financial instruments including those related to insurance contracts.

      In estimating the fair value of the financial instruments presented, the Company used the following methods and assumptions:

Cash, cash equivalents and short-term investments: the carrying amount reported approximates fair value because of the short maturity of the instruments.

Fixed maturity securities: the fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

Equity securities: fair value of equity securities and non-sinking fund preferred stocks is based upon quoted market prices.

Commercial mortgage loans and policy loans: the fair values of mortgage loans are estimated using discounted cash flow analyses, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Mortgage loans with similar characteristics are aggregated for purposes of the calculations. The carrying amounts of policy loans reported in the balance sheets approximate fair value.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Other investments: the fair values of joint ventures are calculated based on fair market value appraisals. The carrying amounts of the remaining other investments approximate fair value.

Policy reserves under investment products: the fair values for the Company’s policy reserves under the investment products are determined using cash surrender value.

Separate account assets and liabilities: separate account assets and liabilities are reported at their estimated fair values in the balance sheet.

	December 31, 2002		December 31, 2001

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Financial assets
Cash and cash equivalents	$549,648	$549,648	$559,304	$559,304
Fixed maturities	8,035,530	8,035,530	7,630,432	7,630,432
Equity securities	271,700	271,700	247,139	247,139
Commercial mortgage loans on real estate	841,940	969,247	868,754	930,140
Policy loans	69,377	69,377	68,236	68,236
Short-term investments	684,350	684,350	626,727	626,727
Other investments	125,870	158,571	159,217	180,971
Assets held in separate accounts	3,411,616	3,411,616	4,698,732	4,698,732
Financial liabilities
Policy reserves under investment products (Individual and group annuities, subject to discretionary withdrawal)	$533,721	$527,575	$523,726	$513,813
Liabilities related to separate accounts	3,411,616	3,411,616	4,698,732	4,698,732

      The fair value of the Company’s liabilities for insurance contracts other than investment-type contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

16.	Retirement and Other Employee Benefits

      The Company and its subsidiaries participate in a noncontributory defined benefit pension plan covering substantially all of their employees. Benefits are based on certain years of service and the employee’s compensation during certain such years of service. The Company’s funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time up to the maximum permitted. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The Company also has noncontributory, nonqualified supplemental programs covering certain employees.

      In addition, the Company provides certain life and healthcare benefits for retired employees and their dependents. Substantially all employees of the Company may become eligible for these benefits depending on age and years of service. The Company has the right to modify or terminate these benefits.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

      Summarized information on the Company’s qualified pension benefits and postretirement plans for the years ended December 31 is as follows:

	Pension Benefits			Retirement Health Benefits

	2002	2001	2000	2002	2001	2000

Change in benefit obligation
Benefit obligation at beginning of year	$(236,500)	$(216,588)	$(177,608)	$(37,763)	$(33,334)	$(14,359)
Service cost	(12,166)	(11,317)	(9,322)	(1,913)	(1,662)	(527)
Interest cost	(16,806)	(16,481)	(13,894)	(2,847)	(2,604)	(1,120)
Benefits paid	13,654	13,511	7,724	1,200	1,010	652
Actuarial losses	(18,141)	(21,494)	(492)	(3,785)	(2,960)	958
Plan amendments	—	(2,524)	(22,996)	—	—	(18,938)
Acquisition	—	—	—	(1,297)	—	—
Curtailment gains	—	3,910	—	—	1,787	—
Settlement gain	—	14,483	—	—	—	—

Benefit obligation at end of year	(269,959)	(236,500)	(216,588)	(46,405)	(37,763)	(33,334)

Change in plan assets
Fair value of plan assets at beginning of year	178,966	190,508	182,881	—	—	—
Actual return on plan assets	(24,961)	(2,798)	16,940	—	—	—
Employer contributions	35,000	20,000	—	1,200	1,010	652
Benefits paid	(13,654)	(13,511)	(7,724)	(1,200)	(1,010)	(652)
Administrative expenses	(750)	(750)	(1,589)	—	—	—
Settlement gain	—	(14,483)	—	—	—	—

Fair value of plan assets at end of year	174,601	178,966	190,508	—	—	—

Funded status at end of year	(95,358)	(57,534)	(26,080)	(46,405)	(37,763)	(33,334)
Unrecognized actuarial loss or (gain)	84,215	22,756	(13,303)	1,777	(2,008)	(4,988)
Unrecognized transition asset	—	—	(179)	—	—	—
Unrecognized prior service cost	17,743	20,689	22,937	14,438	15,780	18,938

Accrued net periodic pension cost	$6,600	$(14,089)	$(16,625)	$(30,190)	$(23,991)	$(19,384)

Amounts recognized in the statement of financial position consist of accrued benefits liability	$(59,624)	$(14,089)	$(16,625)	$(30,190)	$(23,991)	$(19,384)
Intangible asset	17,743	—	—	—	—	—
Accumulated other comprehensive income	48,481	—	—	—	—	—

Net amount recognized	$6,600	$(14,089)	$(16,625)	$(30,190)	$(23,991)	$(19,384)

      The curtailment and settlement gains in 2001 resulted from the sale of FFG (see note 4).

      The Company’s nonqualified plans are unfunded. At December 31, 2002, 2001 and 2000 these plans had projected benefit obligations of $64,118, $52,790 and $45,780, respectively, and accumulated benefit obligations of $53,511, $44,495 and $38,803, respectively.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

      Determination of the projected benefit obligation was based on the following weighted average assumptions at December 31:

				Retirement Health
	Pension Benefits			Benefits

	2002	2001	2000	2002	2001	2000

Discount rate	6.75%	7.40%	7.75%	6.75%	7.40%	7.75%
Expected return on plan assets	8.25%	9.00%	9.00%	—	—	—

      Components of net pension cost for the year ended December 31 were as follows:

				Retirement Health
	Pension Benefits			Benefits

	2002	2001	2000	2002	2001	2000

Service cost	$12,166	$11,317	$9,322	$1,913	$1,662	$527
Interest cost	16,805	16,481	13,894	2,846	2,604	1,120
Expected return on plan assets	(17,606)	(15,849)	(16,198)	—	—	—
Amortization of prior service cost	2,946	2,713	71	1,343	1,343	—
Amortization of transition (asset)	—	(171)	(179)	—	—	—
Recognized actuarial (gain)	—	—	(393)	—	(19)	(332)
Curtailment loss	—	2,059	—	—	28	—
Settlement loss	—	913	—	—	—	—

Net periodic benefit cost	$14,311	$17,463	$6,517	$6,102	$5,618	$1,315

      A one percentage point change in assumed health care cost trend rates would have the following effects:

	Retirement Health
	Benefits

	2002	2001	2000

One percentage point increase in health care cost trend rate
Effect on total of service and interest cost components	$50	$45	$85
Effect on postretirement benefit obligation	712	683	560
One percentage point decrease in health care cost trend rate
Effect on total of service and interest cost components	(48)	(47)	(78)
Effect on postretirement benefit obligation	(677)	(650)	(530)

      The Company and its subsidiaries have a defined contribution plan covering substantially all employees which provides benefits payable to participants on retirement or disability and to beneficiaries of participants in the event of the participant’s death. Amounts contributed to the plan and expensed by the Company were $23,669, $21,792 and $14,071 in 2002, 2001 and 2000, respectively.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

17.	Deferred Acquisition Costs

      Information about deferred acquisition costs follows:

	December 31,

	2002	2001	2000

Beginning Balance	$1,094,765	$1,283,966	$907,684
Costs deferred	1,002,585	1,075,473	1,069,441
Amortization	(782,473)	(729,223)	(590,166)
Adjustment related to sale of FFG and LTC	—	(531,329)	(98,126)
Other	(1,283)	(4,122)	(4,867)

Ending Balance	$1,313,594	$1,094,765	$1,283,966

18.     Goodwill and VOBA

      Information about goodwill and VOBA follows:

	Goodwill for the Year Ended			VOBA for the Year Ended
	December 31,			December 31,

	2002	2001	2000	2002	2001	2000

Beginning Balance	$2,089,704	$1,995,155	$1,994,322	$308,933	$471,895	$474,098
Amounts acquired	5,373	207,849	107,606	24	(4,482)	174,535
Amortization, net of interest accrued	—	(113,300)	(106,773)	(93,712)	(146,480)	(176,738)
Adjustment related to FFG sale	—	—	—	—	(12,000)	—
Impairment charge	(1,260,939)	—	—	—	—	—

Ending Balance	$834,138	$2,089,704	$1,995,155	$215,245	$308,933	$471,895

      As of December 31, 2002, the majority of the outstanding balance of VOBA is in the Company’s PreNeed segment. VOBA in this segment assumes an interest rate ranging from 6.5% to 7.5%.

      At December 31, 2002, the estimated amortization of VOBA for the next five years is as follows:

Year	Amount

2003	$23,825
2004	21,420
2005	19,169
2006	17,310
2007	15,714

      Prior to January 1, 2002, goodwill was amortized over 20 years. Upon the adoption of FAS 142, amortization of goodwill ceased and the Company recognized a $1,260,939 impairment reflecting the

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

cumulative effect of change in accounting principle. Had the provisions of FAS 142 been applied as of January 1, 2000 net income would have been adjusted as follows:

	Years Ended December 31,

	2002	2001	2000

Net (loss) income, as reported	$(1,001,199)	$98,053	$89,684
Goodwill amortization, net of tax	—	113,300	106,773

Net (loss) income excluding goodwill amortization	(1,001,199)	211,353	196,457

Net (loss) income per share	$(120.63)	$25.46	$23.93

19.     Segment Information

      The Company has five reportable segments, which are defined based on the nature of the products and services offered: Solutions, Health, Employee Benefits, PreNeed, and Corporate and Other. Solutions provides credit insurance, including life, disability and unemployment, debt protection administration services, creditor-placed homeowners insurance, and manufactured housing homeowners insurance. Health provides individual, short-term, and small group health insurance. Employee Benefits provides employee-paid dental insurance and employer-paid dental, disability and life insurance products and related services. PreNeed provides life insurance policies and annuity products that provide benefits to fund pre-arranged funerals. Corporate and Other includes activities of the holding company, financing expenses, realized gains (losses) on investments, interest income earned from short-term investments held, and interest income from excess surplus of insurance subsidiaries not allocated to other segments. Corporate and Other also includes results of operations of FFG for 2000 and the period from January 1 through March 31, 2001 and LTC (from January 1 through March 1, 2000). Corporate and Other also includes the amortization of deferred gains associated with the sales of FFG and LTC via reinsurance agreements.

      The Company evaluates performance based on segment income after-tax, excluding realized gains (losses) on investments. The Company determines reportable segments in a manner consistent with the way the Company organizes for purposes of making operating decisions and assessing performance. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

      The Company allocates a notional amount of invested assets to the segments primarily based on future policy benefits, claims and unearned premiums, and capital allocated to each segment. The Company assigns net deferred acquisition costs, value of businesses acquired, reinsurance recoverables, and other assets and liabilities to the respective segments where those assets or liabilities originate.

      Net investment income is allocated based on a segment’s proportional share of assets and capital required to support their business.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

      The following tables summarize selected financial information by segment for the year ended or as of December 31, 2002, 2001 and 2000:

	Year Ended December 31, 2002

			Employee		Corporate
	Solutions	Health	Benefits	PreNeed	& Other	Consolidated

Revenues
Net earned premiums and other considerations	$2,077,277	$1,833,656	$1,232,942	$537,721	$—	$5,681,596
Net investment income	205,037	55,268	147,722	183,634	40,167	631,828
Net realized losses on investments	—	—	—	—	(118,372)	(118,372)
Amortization of deferred gain on disposal of businesses	—	—	—	—	79,801	79,801
Gain on disposal of businesses	—	—	—	—	10,672	10,672
Fees and other income	118,949	22,716	74,324	5,123	25,563	246,675

Total revenues	2,401,263	1,911,640	1,454,988	726,478	37,831	6,532,200
Benefits, losses and expenses
Policyholder benefits	755,140	1,222,049	944,593	507,363	—	3,429,145
Amortization of deferred acquisition costs and value of business acquired	714,178	64,029	—	96,550	1,428	876,185
Underwriting, general and administrative expenses	735,008	482,057	422,230	45,964	52,818	1,738,077
Interest expense and distributions on preferred securities of subsidiary trusts	—	—	—	—	118,396	118,396

Total benefits, losses and expenses	2,204,326	1,768,135	1,366,823	649,877	172,642	6,161,803
Segment income before income tax	196,937	143,505	88,165	76,601	(134,811)	370,397
Income taxes	64,782	49,059	31,048	26,943	(61,175)	110,657

Segment income after tax	$132,155	$94,446	$57,117	$49,658	$(73,636)	$259,740

Cumulative effect of change in accounting principle						(1,260,939)

Net income (loss)						$(1,001,199)

Segment Assets:
Segments assets, excluding goodwill	$7,074,703	$1,062,930	$2,458,404	$3,509,425	$7,278,409	$21,383,871

Goodwill						834,138

Total assets						$22,218,009

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

	Year Ended December 31, 2001

			Employee		Corporate
	Solutions	Health	Benefits	PreNeed	& Other	Consolidated

Revenues
Net earned premiums and other considerations	$1,906,426	$1,837,839	$933,594	$506,716	$57,610	$5,242,185
Net investment income	218,213	58,073	144,378	179,093	112,025	711,782
Net realized losses on investments	—	—	—	—	(119,016)	(119,016)
Amortization of deferred gain on disposal of businesses	—	—	—	—	68,296	68,296
Gain on disposal of businesses	—	—	—	—	61,688	61,688
Fees and other income	97,685	14,229	39,568	3,336	67,121	221,939

Total revenues	2,222,324	1,910,141	1,117,540	689,145	247,724	6,186,874
Benefits, losses and expenses
Policyholder benefits	639,905	1,306,477	737,802	484,736	70,005	3,238,925
Amortization of deferred acquisition costs and value of business acquired	733,186	42,967	—	85,008	14,542	875,703
Underwriting, general and administrative expenses	711,137	452,528	316,310	35,864	105,092	1,620,931
Interest expense and distributions on preferred securities of subsidiary trusts	—	—	—	—	132,371	132,371

Total benefits, losses and expenses	2,084,228	1,801,972	1,054,112	605,608	322,010	5,867,930
Segment income before income tax	138,096	108,169	63,428	83,537	(74,286)	318,944
Income taxes	39,909	37,548	22,184	29,260	(21,310)	107,591

Segment income after tax	$98,187	$70,621	$41,244	$54,277	$(52,976)	$211,353

Amortization of goodwill						(113,300)

Net income (loss)						$98,053

Segment Assets:
Segments assets, excluding goodwill	$6,822,052	$1,066,290	$2,117,443	$3,316,830	$9,037,558	$22,360,173

Goodwill						2,089,704

Total assets						$24,449,877

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

	Year Ended December 31, 2000

			Employee		Corporate
	Solutions	Health	Benefits	PreNeed	& Other	Consolidated

Revenues
Net earned premiums and other considerations	$1,780,547	$1,966,982	$903,148	$276,640	$217,058	$5,144,375
Net investment income	211,596	58,319	135,470	128,396	156,951	690,732
Net realized losses on investments	—	—	—	—	(44,977)	(44,977)
Amortization of deferred gain on disposal of businesses	—	—	—	—	10,284	10,284
Gain on disposal of businesses	—	—	—	—	11,994	11,994
Fees and other income	68,284	11,253	8,171	1,532	310,331	399,571

Total revenues	2,060,427	2,036,554	1,046,789	406,568	661,641	6,211,979
Benefits, losses and expenses
Policyholder benefits	525,270	1,498,060	701,704	279,437	203,583	3,208,054
Amortization of deferred acquisition costs and value of business acquired	646,160	37,572	—	50,426	32,746	766,904
Underwriting, general and administrative expenses	658,254	433,661	280,004	25,103	404,174	1,801,196
Interest expense and distributions on preferred securities of subsidiary trusts	—	—	—	—	134,868	134,868

Total benefits, losses and expenses	1,829,684	1,969,293	981,708	354,966	775,371	5,911,022
Segment income before income tax	230,743	67,261	65,081	51,602	(113,730)	300,957
Income taxes	75,837	23,047	23,011	18,180	(35,575)	104,500

Segment income after tax	$154,906	$44,214	$42,070	$33,422	$(78,155)	$196,457

Amortization of goodwill						(106,773)

Net income (loss)						$89,684

      The Company operates primarily in the United States and Canada. The following table summarizes selected financial information by geographic location for the years ended or at December 31:

		Long-lived
Location	Revenues	Assets

2002
United States	$6,335,645	$245,936
Foreign	196,555	4,849

Total	$6,532,200	$250,785

2001
United States	$6,001,842	$230,006
Foreign	185,032	3,467

Total	$6,186,874	$233,473

2000
United States	$6,046,972	$226,165
Foreign	165,007	3,759

Total	$6,211,979	$229,924

      Revenue is based in the country where the product was sold and long-lived assets are based on the physical location of those assets. The Company has no reportable major customers.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

20.     Incentive Plans

Fortis Appreciation Incentive Rights Plan (“FAIR Plan”):

      Since January 1, 1999, the Company has maintained the Fortis Appreciation Incentive Rights Plan, which provides key employees with the right to receive long-term incentive cash compensation based on the appreciation in value of incentive units of the Company and incentive units of each of its operating business segments. The FAIR Plan is administered by a committee appointed by the Company’s board of directors. See note 23 for subsequent amendment to the FAIR Plan.

      The Company accounts for the FAIR Plan as a variable plan in accordance with the provisions of APB 25 and its interpretations. Therefore, compensation expense is recognized based on the intrinsic value method.

      The value of each right is based on an independent valuation of the Company performed by a qualified appraiser. Each year, the appraiser determines a fair market value for Fortis, Inc. and the individual business segments. Based on this valuation, “phantom share prices” are established for Fortis, Inc. and each business segment. These share prices are calculated by dividing the market value, as determined by the appraiser of Fortis, Inc. or a business segment by the number of outstanding “phantom shares” in Fortis, Inc. or in that segment.

      The phantom share price established for a given grant year becomes the strike price for that year and the exercise price for prior grant years. When the phantom share price determined by subsequent annual valuations increases above the strike price, the rights accrue intrinsic value that will be paid in cash when exercised.

      Employees of Fortis, Inc. receive 75% of their award value in Fortis, Inc. incentive rights and the remaining 25% in equal portions of incentive rights from the business segments. Segment participants receive 75% of their award value from their own particular business segment and 25% from Fortis, Inc.

      The incentive rights vest over a three-year period from the date of grant and are exercisable for a period of 7 years from the date the rights are fully vested. Unexercised vested incentive rights are exercised automatically following the tenth anniversary of the date of grant. If upon expiration of the award the strike price is below the exercise price, then the award is automatically forfeited.

      The Company recognized $19,570, $7,605, and $5,484 of compensation expense for the FAIR Plan in 2002, 2001, and 2000, respectively.

Fortis, Inc. Stock Option Plan (“Stock Option Plan”):

      Under the Company’s Stock Option Plan, the compensation committee of the Board of Directors may award nonqualified stock options to acquire shares of Series D Preferred Stock to eligible members of senior management. The Stock Option Plan was adopted in 1998.

      The Series D Preferred Stock consists of 10,000,000 authorized, non-redeemable shares, none of which are outstanding at December 31, 2002 and 2001. Because the intention of the Stock Option Plans is to permit senior management to participate in the growth in value of the Parent, as a consolidated group, certain terms of the Series D Preferred Stock are based upon the performance and value of the capital stock of Fortis N.V. and Fortis SA/NV.

      The Series D Preferred Stock has a liquidation price per share equal to the fair market value of one unit of “Euro Fortis Stock,” which is defined as the aggregate of (i) nine-tenths (.9) of one share of the common stock of Fortis N.V. and (ii) nine-tenths (.9) of one share of the common stock of Fortis SA/NV.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

      The exercise price of the option is set by the compensation committee of the Board of Directors and may not be less than the market value of the Parent’s common stock on the date of the grant. Under the stock option plan, 33% of the award vests annually starting the year of grant. Additionally, the option can be exercised upon vesting and it expires in a ten year period from the date of grant.

      The Company accounts for the Stock Option Plan as a variable plan in accordance with the provisions of APB 25 and its interpretations. Therefore, compensation expense is recognized based on the intrinsic value method. Compensation cost charged to income was $0, $(1,081) (represents reversal of expense accrual due to reduction of intrinsic value), and $698 for the years ended December 31, 2002, 2001 and 2000, respectively.

      Summarized information about the Company’s Stock Option Plan as of December 31, 2002, 2001 and 2000, and changes during the years ended on those dates is presented below:

	2002		2001		2000

		Weighted-Average		Weighted-Average		Weighted-Average
		Exercise Price		Exercise Price		Exercise Price
	Options	Per Share	Options	Per Share	Options	Per Share

Outstanding beginning of year	314,250	$46.66	243,601	$49.49	204,050	$54.68
Granted	83,000	47.75	72,400	46.25	55,750	43.44
Exercised	—	—	—	—	—	—
Forfeited	(56,550)	55.71	(1,751)	51.80	(16,199)	50.06

Outstanding end of year	340,700	45.42	314,250	48.73	243,601	52.42

Exercisable at end of year	189,800	$54.84	186,350	$48.47	102,334	$45.01

Weighted average fair value of options granted during the year		$14.21		$16.45		$14.61

      The following table summarizes certain stock option information at December 31, 2002:

Exercise	# of Options	Remaining	# of Options
Price	Outstanding	Contractual Life	Exercisable

$47.75	83,000	9.2	—
48.37	51,750	7.2	51,750
50.11	73,600	5.7	73,600
54.43	67,900	8.2	—
65.45	64,450	6.2	64,450

Total	340,700		189,800

Fortis Investment Plan (“FIP”)

      The Company has adopted the FIP, which provides key employees the ability to exchange a portion of their compensation for options to purchase certain third-party mutual funds. The plan became effective as of January 1, 1999 and is administered by the Company’s Senior Vice President—Compensation and Benefits, who is referred to as the administrator. Under the FIP, a participant may exchange all or a portion of his or her eligible compensation for a specific number of options under the plan. Each option represents the right to purchase shares of a third-party mutual fund, as selected by the participant. Each option is exercisable for a dollar amount equal to the greater of 25% of the trading price of the applicable mutual fund units at the date the option is granted and 50% of the trading price of the applicable mutual fund units on the date the option is exercised. Each option is fully vested and exercisable on the grant date. Options may not be exercised more

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

than twice in any calendar year, except with the consent of the administrator. For most options, the exercise period generally will expire on the earlier of 120 months after the participant’s death, disability or retirement and 60 months after the participant’s termination of employment for any other reason. Until the options are exercised, a participant may instruct the administrator to exchange some or all of the options to purchase different underlying mutual fund units. The amounts included in other assets and other liabilities was $55,311 and $50,028 at December 31, 2002 and 2001, respectively.

21.	Other Comprehensive Income (Loss)

      The Company’s components of other comprehensive income (loss) net of tax at December 31 are as follows:

				Accumulated
	Foreign	Unrealized		Other
	Currency	Gains	Pension	Comprehensive
	Translation	(Losses) on	Under-	Income
	Adjustment	Securities	funding	(Loss)

Balance at December 31, 1999	$1,360	$(135,936)	—	$(134,576)
Activity in 2000	(3,585)	139,375	—	135,790

Balance at December 31, 2000	(2,225)	3,439	—	1,214
Activity in 2001	(5,633)	102,623	—	96,990

Balance at December 31, 2001	(7,858)	106,062	—	98,204
Activity in 2002	8,332	173,699	(35,250)	146,781

Balance at December 31, 2002	$474	$279,761	$(35,250)	$244,985

22.	Related Party Transactions

      In the ordinary course of business, the Company has entered into a number of agreements with the Parent.

      Historically, the Parent has maintained a $1,000,000 commercial paper facility that the Company has been able to access (via intercompany loans) for up to $750,000. The Company has used the commercial paper facility to cover any cash shortfalls, which may occur from time to time. The Company had no intercompany loans with the Parent associated with this commercial paper facility during the year ended December 31, 2002. In 2001, $235,000 in commercial paper was issued and redeemed by the Parent on the Company’s behalf. The Company had no outstanding intercompany loans with the Parent related to this commercial paper facility at year-end December 31, 2002 and 2001.

      In addition, we previously had indebtedness outstanding in the amount of $225,000 to Fortis Finance N.V., which was repaid in April 2001.

      During 2002, 2001 and 2000, the Company paid $749, $516, and $0, respectively, to Fortis for costs representing salary, benefits and other expenses of a director of the Company, who was then an employee of one of the Parent’s subsidiaries, and his support staff. We discontinued these payments as of October 3, 2003.

      The other related party transactions are disclosed in notes 1, 8, 10 and 11.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

23.	Subsequent Events

      Assurant, Inc. (“Assurant”) was incorporated in October 2003 as a Delaware corporation and a wholly owned subsidiary of Fortis, Inc. In connection with the planned offering, the parent company and the board of directors of Assurant, Inc. approved certain employee benefits programs on October 15, 2003 as follows:

2004 Long-Term Incentive Plan

      The 2004 Long-Term Incentive Plan will be effective as of the closing of the initial public offering.

      The 2004 Long-Term Incentive Plan authorizes the granting of awards to employees, officers, and directors in the following forms: (1) options to purchase shares of Assurant’s common stock, which may be non-statutory stock options or incentive stock options under the U.S. tax code; (2) stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price; (3) performance awards, which are payable in cash or stock upon the attainment of specified performance goals; (4) restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the Compensation Committee; (5) dividend equivalents, which entitle the participant to payments equal to any dividends paid on the shares of stock underlying an award; and (6) other stock-based awards in the discretion of the Compensation Committee, including unrestricted stock grants.

      There are 10,000,000 shares reserved and available for issuance under the plan.

      No awards will be granted under the plan prior to its effective date. Any awards will be made at the discretion of the Compensation Committee. Therefore, it is not presently possible to determine the benefits or amounts that will be received by any individuals or groups pursuant to the 2004 Long-Term Incentive Plan in the future.

2004 Employee Stock Purchase Plan

      The 2004 Employee Stock Purchase Plan will go into effect as of the earliest of July 1 or January 1 following the closing of the initial public offering.

      The purpose of the stock purchase plan is to enhance the proprietary interest among the employees of the Company. The stock purchase plan is designed to allow eligible employees to purchase shares of Assurant’s common stock, at defined intervals, with their accumulated payroll deductions. Employees are eligible to participate if they are designated by the Compensation Committee and if they are customarily employed for at least 20 hours per week and five months per calendar year, and provided they have served as an employee for at least six months. A total of 5,000,000 shares of Assurant’s common stock have been reserved for issuance under the stock purchase plan.

Executive Management Incentive Plan

      The Executive Management Incentive Plan will be effective as of January 1, 2004. Participation in the Executive Management Incentive Plan is limited to senior officers of the Company and its subsidiaries who are selected to participate in the plan for a given year by the Compensation Committee. The plan provides for the payment of annual monetary awards to each participant equal to a percentage of such participant’s base salary based upon the achievement of certain designated performance goals.

      The amount of awards under the plan will be determined at the discretion of the Compensation Committee. Therefore, it is not presently possible to determine the benefits or amounts that will be received by any individuals or groups pursuant to this plan.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

Amendment to Fortis Appreciation Incentive Rights Plan (“FAIR Plan”)

      The FAIR Plan was amended to provide for the cash-out and replacement of Fortis, Inc. incentive rights with stock appreciation rights on the Assurant common stock from and after the closing of the initial public offering contemplated. The business segment rights outstanding under the plan will not be changed or effected. The conversion of outstanding Fortis, Inc. incentive rights will take place as described in this paragraph. The Fortis, Inc. incentive rights will be valued as of December 31, 2003 using a special valuation method, as follows. The measurement value of each Fortis, Inc. incentive right as of December 31, 2002 will be adjusted to reflect dividends paid by Fortis, Inc., consistent with past practice; such adjusted value shall then be multiplied by the arithmetic average of the change during calendar year 2003 in the Dow Jones Life Insurance Index, the Dow Jones Property Casualty Index, and the Dow Jones Healthcare Providers Index; and the result will be the measurement value of a Fortis, Inc. incentive right as of December 31, 2003. As soon as practical after this special valuation is completed, and before the closing of the initial public offering contemplated, each Fortis, Inc. incentive right then outstanding under the plan will be cashed out for a cash payment equal to the difference, if any, between the measurement value of the Fortis, Inc. incentive rights as of December 31st immediately preceeding the date of grant, and the measurement value of that right determined as of December 31, 2003, pursuant to the special valuation. Each outstanding Fortis, Inc. incentive right, whether or not vested, will be cancelled effective as of the date it is cashed out. Following the cash-out and cancellation of Fortis, Inc. incentive rights, Assurant will grant to each participant whose rights were cashed out a number of stock appreciation rights on Assurant’s common stock (referred to as “replacement rights”). The number of replacement rights to be granted to a participant will equal (1) the measurement value of the participant’s cashed-out Fortis, Inc. incentive rights, divided by (2) the initial public offering price. Each replacement right that replaces a vested cashed-out right will be vested immediately, and each replacement right that replaces a non-vested cashed-out right will become vested on the vesting date for the corresponding cashed-out right, but no replacement right, whether or not vested, may be exercised sooner than one year from the closing date of the initial public offering contemplated. After that waiting period, each replacement right will be exercisable for the remaining term of the corresponding cancelled right.

      See note 2 for a discussion of recent accounting pronouncements issued and not adopted which contains a description of the Company’s current status of adopting such pronouncements as of October 20, 2003.

      See note 22 for a description of a change in a related party transaction as of October 3, 2003.

      See note 24 for a description of an October 1, 2003 grand jury of Mower County, Minnesota, indictment of ABIC and two corporate officers of the Solutions segment.

24.	Commitments and Contingencies

      The Company and its subsidiaries lease office space and equipment under operating lease arrangements. Certain facility leases contain escalation clauses based on increases in the lessors’ operating expenses. At December 31, 2002, the aggregate future minimum lease payments under operating lease agreements that have initial or non-cancelable terms in excess of one year are:

2003	$39,840
2004	34,682
2005	31,564
2006	27,304
2007	22,556
Thereafter	52,860

Total minimum future lease payment	$208,806

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

      Rent expense was $43,412, $32,546 and $32,931 for 2002, 2001 and 2000 respectively.

      In the normal course of business, letters of credit are issued primarily to support reinsurance arrangements. These letters of credit are supported by commitments with financial institutions. The Company had approximately $120 million and $109 million of letters of credit outstanding as of June 30, 2003 and December 31, 2002, respectively. Additionally, as of June 30, 2003, the Company had an unused $50 million letter of credit facility.

      The Company is regularly involved in litigation in the ordinary course of business, both as a defendant and as a plaintiff. The Company may from time to time be subject to a variety of legal and regulatory actions relating to the Company’s current and past business operations. While the Company cannot predict the outcome of any pending or future litigation, examination or investigation, the Company does not believe that any pending matter will have a material adverse effect on the Company’s financial condition or results of operations.

      The Solutions segment is subject to a number of pending actions, primarily in the State of Mississippi, many of which allege that the Company’s credit insurance products were packaged and sold with lenders’ products without buyer consent. The judicial climate in Mississippi is such that the outcome of these cases is extremely unpredictable. The Company has been advised by legal counsel that the Company has meritorious defenses to all claims being asserted against the Company. The Company believes, based on information currently available, that any liabilities that could result are not expected to have a material adverse effect on the Company’s financial condition or results of operations.

      American Bankers Insurance Group, part of the Solutions segment, on behalf of certain of its subsidiaries, including American Bankers Insurance Company (“ABIC”) and American Bankers Life Assurance Company (“ABLAC”) previously entered into a Consent Order and a comprehensive Compliance Plan with 43 participating states relating to compliance with the often disparate state insurance laws, regulations and administrative interpretations which have been difficult to apply to the marketing of ABIG’s credit insurance products through financial institutions, retailers and other entities offering consumer financing as a regular part of their business. In addition to an initial settlement of $12 million, ABIG agreed to a multi-state market conduct examination commencing November 23, 1999, for review of ABIG’s implementation of the Compliance Plan. A final report was issued on December 19, 2001, and ABIG paid a final settlement of $3 million to participating states.

      In February 2002, the State of Minnesota initiated an enforcement action against ABIC and ABLAC, two of the Company’s subsidiaries, in connection with certain alleged regulatory violations. Thereafter, ABIC and ABLAC filed suit in Minnesota state court seeking to enjoin the enforcement action because the alleged regulatory matters included within the enforcement action were resolved as a part of the above-described Consent Order and Compliance Plan to which Minnesota was a party. In February 2003, the State of Minnesota, ABIC and ABLAC reached a final settlement of all matters included within the enforcement action and the separate state court action filed by ABIC and ABLAC. Pursuant to the settlement, ABIC and ABLAC each agreed to pay $100,000 to the State of Minnesota and agreed to compensate the state for its investigative costs which totaled $1.8 million. In addition, ABIC and ABLAC agreed to stop selling insurance in Minnesota for five years, though they could apply for reinstatement in 20 months. Other member companies of the Solutions segment with product lines that overlap those offered by ABIC and ABLAC currently remain authorized to do business in the State of Minnesota. The Company does not believe that the effect of the settlement during the next five years will have a material impact on the Company’s financial condition or results of its operations.

      On October 1, 2003, a grand jury in Mower County, Minnesota issued an indictment of ABIC and two corporate officers of the Solutions segment. The indictment alleges that ABIC and its two named corporate

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000

officers each violated the Minnesota Fair Campaign Practices Act in connection with two contributions by ABIC to the Republican National State Election Committee totaling $15,000. The maximum penalty for ABIC is a $40,000 fine for each alleged violation and/or forfeiture of ABIC’s license to conduct business in Minnesota. Other member companies of the Solutions segment with product lines that overlap those offered by ABIC currently remain authorized to conduct business in the State of Minnesota. ABIC believes that it has meritorious defenses to the claims being asserted against it, and the Company believes, based on information currently available, that any liabilities that could result are not expected to have a material effect on the Company’s financial condition or results of operations.

      In addition, one of the Company’s subsidiaries, American Reliable Insurance Company (“ARIC”), participated in certain excess of loss reinsurance programs in the London market and, as a result, reinsured certain personal accident, ransom and kidnap insurance risks from 1995 to 1997. ARIC and a foreign affiliate ceded a portion of these risks to other reinsurers (retrocessionaires). ARIC ceased reinsuring such business in 1997. However, certain risks continued beyond 1997 due to the nature of the reinsurance contracts written. ARIC and some of the other reinsurers involved in the programs are seeking to avoid certain treaties on various grounds, including material misrepresentation and non-disclosure by the ceding companies and intermediaries involved in the programs. Similarly, some of the retrocessionaires are seeking avoidance of certain treaties with ARIC and the other reinsurers. The disputes generally involve multiple layers of reinsurance, and allegations that the reinsurance programs involved interrelated claims “spirals” devised to disproportionately pass claims losses to higher-level reinsurance layers. Many of the companies involved in these programs, including ARIC, are currently involved in negotiations, arbitration and/or litigation between multiple layers of retrocessionaires, reinsurers, ceding companies and intermediaries, including brokers, in an effort to resolve these disputes. Based on information currently available to the Company, and after consideration of the reserves reflected in the Company’s financial statements, the Company believes that it is not likely that any liabilities the Company experiences in connection with these programs would have a material adverse effect on the Company’s financial condition or results of operations. However, the inherent uncertainty of arbitrations and lawsuits, including the uncertainty of estimating whether any settlements the Company may enter into in the future would be on favorable terms, makes it difficult to predict the outcomes with certainty.

      As a result of regulatory scrutiny of the Company’s industry practices or its businesses, such as examinations of race-based premiums charged in the past by two of the Company’s acquired subsidiaries, it is possible that the Company may be subject to legal proceedings in the future relating to those practices and businesses.

FORTIS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

At June 30, 2003 and December 31, 2002
(unaudited)

	June 30,	December 31,
	2003	2002

	(in thousands except
	number of shares and
	per share amounts)
Assets
Investments:
Fixed maturities available for sale, at fair value (amortized cost—$8,066,032 in 2003 and $7,630,576 in 2002)	$8,765,857	$8,035,530
Equity securities available for sale, at fair value (cost—$422,228 in 2003 and $264,635 in 2002)	446,016	271,700
Commercial mortgage loans on real estate at amortized cost	869,557	841,940
Policy loans	69,966	69,377
Short-term investments	446,995	684,350
Other investments	136,232	125,870

Total investments	10,734,623	10,028,767
Cash and cash equivalents	403,604	549,648
Premiums and accounts receivable	361,494	401,094
Reinsurance recoverables	4,577,993	4,649,909
Accrued investment income	131,751	126,761
Deferred acquisition costs	1,409,056	1,313,594
Property and equipment, at cost less accumulated depreciation	278,653	250,785
Deferred income taxes, net	37,509	168,200
Goodwill	834,138	834,138
Value of businesses acquired	180,337	215,245
Other assets	257,464	268,252
Assets held in separate accounts	3,531,540	3,411,616

Total assets	$22,738,162	$22,218,009

Liabilities
Future policy benefits and expenses	$5,849,967	$5,637,127
Unearned premiums	3,141,118	3,207,635
Claims and benefits payable	3,641,226	3,543,861
Commissions payable	404,526	348,188
Reinsurance balances payable	108,977	167,688
Funds held under reinsurance	176,225	183,838
Deferred gain on disposal of businesses	433,778	462,470
Accounts payable and other liabilities	1,198,906	1,204,602
Income tax payable	2,775	25,191
Liabilities related to separate accounts	3,531,540	3,411,616

Total liabilities	18,489,038	18,192,216
Commitments and contingencies (note 10)	—	—
Mandatorily redeemable preferred securities of subsidiary trusts	1,446,074	1,446,074
Mandatorily redeemable preferred stock	24,160	24,660
Stockholders’ equity
Common stock, par value $.10 per share:
Class A: 40,000,000 shares authorized, 7,750,000 shares issued and outstanding	775	775
Class B: 150,001 shares issued and outstanding	15	15
Class C: 400,001 shares issued and outstanding	40	40
(Class B and C: 40,000,000 total shares authorized)
Additional paid-in capital	2,064,025	2,064,025
Retained earnings	248,456	245,219
Accumulated other comprehensive income	465,579	244,985

Total stockholders’ equity	2,778,890	2,555,059

Total liabilities, mandatorily redeemable preferred securities of subsidiary trusts, mandatorily redeemable preferred stock, and stockholders’ equity	$22,738,162	$22,218,009

See the accompanying notes to the consolidated interim financial statements

FORTIS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Six months ended June 30, 2003 and 2002
(unaudited)

	Six Months Ended June 30,

	2003	2002

	(in thousands except number
	of shares and per share
	amounts)
Revenues
Net earned premiums and other considerations	$2,987,029	$2,787,519
Net investment income	305,885	310,539
Net realized gains (losses) on investments	7,474	(49,204)
Amortization of deferred gain on disposal of businesses	34,873	40,030
Gain on disposal of businesses	—	10,672
Fees and other income	119,881	125,435

Total revenues	3,455,142	3,224,991
Benefits, losses and expenses
Policyholder benefits	1,774,243	1,678,871
Amortization of deferred acquisition costs and value of business acquired	580,240	443,221
Underwriting, general and administrative expenses	794,120	842,390
Distributions on preferred securities of subsidiary trusts	58,566	58,716

Total benefits, losses and expenses	3,207,169	3,023,198
Income before income taxes	247,973	201,793
Income taxes	84,086	60,126

Net income before cumulative effect of change in accounting principle	163,887	141,667
Cumulative effect of change in accounting principle	—	(1,260,939)

Net income (loss)	$163,887	$(1,119,272)

Earnings per share:
Weighted average of basic and diluted shares of common stock outstanding	8,300,002	8,300,002
Net income (loss) per share:
Basic and Diluted
Before cumulative effect of accounting change	$19.75	$17.07
Cumulative effect of accounting change	—	(151.92)

Total	$19.75	$(134.85)

See the accompanying notes to the consolidated interim financial statements

FORTIS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

At June 30, 2003 and 2002
(unaudited)

				Accumulated		Outstanding
		Additional		Other		Shares of
	Common	Paid-in	Retained	Comprehensive		Common
	Stock	Capital	Earnings	Income (Loss)	Total	Stock

	(in thousands except number of shares and per share amounts)
Balance, December 31, 2002	$830	$2,064,025	$245,219	$244,985	$2,555,059	8,300,002
Dividends on common stock	—	—	(160,134)	—	(160,134)	—
Other	—	—	(516)	—	(516)	—
Comprehensive income (loss)
Net income	—	—	163,887	—	163,887	—
Net change in unrealized gains on securities	—	—	—	202,064	202,064	—
Foreign currency translation	—	—	—	18,530	18,530	—

Total comprehensive income					384,481

Balance, June 30, 2003	$830	$2,064,025	$248,456	$465,579	$2,778,890	8,300,002

See the accompanying notes to the consolidated interim financial statements.

FORTIS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended June 30, 2003 and 2002
(unaudited)

	Six-Months Ended
	June 30,

	2003	2002

	(in thousands except
	number of shares and
	per share amounts)
Operating activities
Net income	$163,887	$(1,119,272)
Adjustments to reconcile net income to net cash provided by operating activities:
Change in reinsurance recoverable	71,916	8,507
Change in premiums and accounts receivable	39,615	(106,554)
Depreciation and amortization	21,287	27,510
Change in deferred acquisition costs and value of businesses acquired	(64,497)	(36,204)
Cumulative effect of change in accounting principle	—	1,260,939
Change in accrued investment income	(4,990)	(29,051)
Change in insurance policy reserves and liabilities	292,648	118,544
Change in accounts payable and other liabilities	(5,696)	(124,426)
Change in commissions payable	56,338	(30,328)
Change in reinsurance balances payable	(58,711)	(19,034)
Change in funds held under reinsurance	(7,613)	(2,352)
Amortization of deferred gain on disposal of businesses	(34,873)	(40,030)
Change in income taxes	(522)	(176,648)
Net realized (gains) losses on investments	(7,474)	47,204
Gain on disposal of businesses	—	(10,672)
Change in other assets and other	(59,276)	35,215

Net cash provided by (used in) operating activities	$402,039	$(196,652)

Investing activities
Sales of:
Fixed maturities available for sale	$649,355	$2,168,767
Equity securities available for sale	73,302	84,951
Property and equipment	16,225	1,269
Other invested assets	12,699	29,144
Maturities, prepayments, and scheduled redemption of:
Fixed maturities available for sale	643,086	381,670
Purchase of:
Fixed maturities available for sale	(1,670,515)	(2,734,010)
Equity securities available for sale	(231,003)	(132,324)
Property and equipment	(66,170)	(58,835)
Other invested assets	(23,061)	(52,453)
(Increase) decrease in commercial mortgage loans on real estate	(27,617)	21,434
Decrease in short term investments	237,355	255,529
(Increase) decrease in policy loans	(589)	186
Net cash received related to sale of business	—	12,000

Net cash used in investing activities	$(386,933)	$(22,672)

Financing activities
Redemption of mandatorily redeemable preferred stock	$(500)	$—
Dividends paid	(160,134)	(20,477)
Other	(516)	(527)

Net cash used in financing activities	$(161,150)	$(21,004)

Change in cash and cash equivalents	(146,044)	(240,328)
Cash and cash equivalents at beginning of period	549,648	559,305

Cash and cash equivalents at end of period	$403,604	$318,977

Supplemental Information:
Income Taxes Paid	$33,020	$205,735
Distributions or mandatorily redeemable preferred securities of subsidiary trusts and interest paid	$58,430	$44,387
Non cash activities
Foreign currency translation	18,530	12,141

See the accompanying notes to the consolidated interim financial statements

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2003 and 2002
(In thousands except number of shares and per share amounts)
(unaudited)

1.     Nature of Operations

      Fortis, Inc. (the “Company”) is a holding company provider of specialized insurance products and related services in North America and selected other markets. The Company is incorporated in the State of Nevada and is indirectly wholly owned by Fortis N.V. of The Netherlands and Fortis SA/NV of Belgium (collectively, the “Parent”).

      Through its operating subsidiaries, the Company provides creditor-placed homeowners insurance, manufactured housing homeowners insurance, debt protection administration, credit insurance, warranties and extended service contracts, individual health insurance and small employer group health insurance, group dental insurance, group disability insurance, group life insurance and pre-funded funeral insurance. The Company had certain individual life insurance policies, annuity contracts and mutual fund operations during 2001 and 2000, which were sold to The Hartford Financial Services Group (“The Hartford”)(see note 4).

2.     Basis of Presentation

      The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, these statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Certain prior period amounts have been reclassified to conform to the 2003 presentation.

      Dollar amounts are presented in U.S. dollars and all amounts are in thousands except number of shares and per share amounts.

      Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. The accompanying interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2002.

      The balance sheet at December 31, 2002, presented herein, has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

3.     Recently Adopted Accounting Pronouncements

      In June 2002, the Financial Accounting Standards Board (“FASB”) issued FAS 146, Accounting for Costs Associated with Exit or Disposal Activities (“FAS 146”). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit on Activity (Including Certain Costs Incurred in Restructuring (“EITF 94-3”). EITF 94-3 required accrual of liabilities related to exit and disposal activities at a plan (commitment) date. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted this Statement on January 1, 2003. The adoption of this standard did not have a material impact on the Company’s financial position or the results of operations.

      In November 2002, the FASB issued Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees (“FIN 45”). FIN 45 requires that a liability be recognized at the inception of

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2003 and 2002
(unaudited)

certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Company to make payments to a guaranteed party based on changes in an underlying obligation that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements and indirect guarantees of indebtedness of others. This new accounting standard is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures. The Company adopted this interpretation on January 1, 2003, and the adoption did not have a material impact on the Company’s financial position or the results of operations.

      In December 2002, the FASB issued FAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FAS No. 123 (“FAS 148”). FAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirements of FAS 123, Accounting for Stock-Based Compensation, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This guidance is effective for fiscal years after December 15, 2002 for transition guidance and annual disclosure provisions and is effective for interim reports beginning after December 15, 2002 for interim disclosure provisions. The Company adopted this standard for the year ended December 31, 2002.

4.     Recent Accounting Pronouncements

      In January 2003, the FASB issued Interpretation 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“ARB 51”), which clarifies the consolidation accounting guidance in ARB 51, Consolidated Financial Statements, as it applies to certain entities in which equity investors who do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. Such entities are known as variable interest entities (“VIEs”). FIN 46 requires that the primary beneficiary of a VIE consolidate the VIE. FIN 46 also requires new disclosures for significant relationships with VIEs, whether or not consolidation accounting is either used or anticipated. The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. They apply in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest that is acquired before February 1, 2003. On October 8, 2003, the FASB deferred the adoption of FIN 46 until reporting periods ending after December 15, 2003. The Company is assessing whether the adoption of this interpretation will have a material impact on the Company’s financial position or the results of operations.

      In April 2003, the FASB’s Derivative Implementation Group (“DIG”) released FAS 133 Implementation Issue B36, Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments that Incorporate Credit Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under those Instruments (“DIG B36”). DIG B36 addresses whether FAS 133 requires bifurcation of a debt instrument into a debt host contract and an embedded derivative if the debt instrument incorporates both interest rate risk and credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. Under DIG B36, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index are examples of arrangements containing embedded derivatives requiring bifurcation. The effective date of the implementation guidance is October 1, 2003. The Company is assessing whether the adoption of DIG B36 will have a material impact on the Company’s financial position or the results of operations.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2003 and 2002
(unaudited)

      In April 2003, the FASB issued FAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS 149”). This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. The Company has assessed that the adoption of this standard will not have a material impact on the Company’s financial position or the results of operations.

      In May 2003, the FASB issued FAS 150, Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“FAS 150”). This statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in the consolidated balance sheets. This statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The Company has assessed that the adoption of this standard will result in a reclassification of mandatorily redeemable preferred securities of subsidiary trusts and mandatorily redeemable preferred stock from mezzanine to liabilities, and will not have a material impact on the Company’s results of operations.

      On July 7, 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long Duration Contracts and for Separate Accounts (“SOP 03-1”). SOP 03-1 provides guidance on a number of topics unique to insurance enterprises, including separate account presentation, interest in separate accounts, gains and losses on the transfer of assets from the general account to a separate account, liability valuation, returns based on a contractually referenced pool of assets or index, accounting for contracts that contain death or other insurance benefit features, accounting for reinsurance and other similar contracts, accounting for annuitization benefits and sales inducements to contract holders. SOP 03-1 will be effective for the Company’s financial statements on January 1, 2004. The Company is assessing whether the adoption of this statement will have a material impact on the Company’s financial position or the results of operations.

5.     Dividends Per Common Share

      The Company has Class A, Class B and Class C common stock. The following dividends have been paid for the six months ended June 30, 2003 and 2002:

	For the Six Months Ended June 30,

	2003		2002

	Per share	Total	Per share	Total

Class A Common Stock	$17.98	$139,310	$—	$—
Class B Common Stock	37.15	5,572	36.52	5,478
Class C Common Stock	38.13	15,252	37.50	14,999

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2003 and 2002
(unaudited)

6.	Stock Based Compensation

      The following pro forma information of net income (loss) and net income (loss) per share was determined as if the Company had accounted for the Stock Option Plan under the fair value method of FAS 123:

	For the Six Months
	Ended June 30,

	2003	2002

Net income (loss) as reported	$163,887	$(1,119,272)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(317)	(315)
Add: Total stock-based employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	—	—

Pro forma net (loss) income	$163,570	$(1,119,587)

Earning per share:
Basic and diluted net (loss) income per share as reported	$19.75	$(134.85)
Basic and diluted net (loss) income per share pro forma	$19.71	$(134.81)

7.	Segment Information

      The Company has five reportable segments, which are defined based on the nature of the products and services offered: Solutions, Health, Employee Benefits, PreNeed, and Corporate and Other. Solutions provides credit insurance, including life, disability and unemployment, debt protection administration, creditor-placed homeowners insurance, and manufactured housing insurance. Health provides individual, short-term, and small group health insurance. Employee Benefits provides employee-paid dental insurance and employer-paid dental, disability and life insurance products and related services. PreNeed provides life insurance policies and annuity products that provide benefits to fund pre-arranged funerals. Corporate and Other includes activities of the parent company, financing expenses realized gains (losses) on investments, interest income earned from short-term investments held, and interest income from excess surplus of insurance subsidiaries not allocated to other segments. Corporate and Other also includes results of operations of Fortis Financial Group (“FFG”) for 2000 and the period from January 1 through March 31, 2001 and long-term care (“LTC”) (from January 1 through March 1, 2000). Corporate and Other also includes the amortization of deferred gains associated with the sales of FFG and LTC via reinsurance agreements.

      The Company evaluates performance based on segment income after tax, excluding realized gains (losses) on investments. The Company determines reportable segments in a manner consistent with the way the Company organizes for purposes of making operating decisions and assessing performance. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

      The Company allocates a notional amount invested assets to the segments primarily based on future policy benefits, claims and unearned premiums, and capital allocated to each segment. The Company assigns net deferred acquisition costs, value of businesses acquired, reinsurance recoverables, and other assets and liabilities to the respective segments where those assets or liabilities originate.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2003 and 2002
(unaudited)

      Net investment income is allocated based on a segment’s proportional share of assets and capital required to support their business.

      The following tables summarize selected financial information by segment:

	Six Months Ended June 30, 2003

			Employee		Corporate &
	Solutions	Health	Benefits	PreNeed	Other	Consolidated

Revenues
Net earned premiums and other considerations	$1,123,934	$968,835	$623,038	$271,222	$—	$2,987,029
Net investment income	95,877	25,000	69,917	93,490	21,601	305,885
Net realized gains on investments	—	—	—	—	7,474	7,474
Amortization of deferred gain on disposal of businesses	—	—	—	—	34,873	34,873
Fees and other income	68,173	15,141	33,063	2,488	1,016	119,881

Total revenues	1,287,984	1,008,976	726,018	367,200	64,964	3,455,142
Benefits, losses and expenses
Policyholder benefits	410,393	630,522	470,773	262,555	—	1,774,243
Amortization of deferred acquisition costs and value of business acquired	487,990	38,418	—	53,523	309	580,240
Underwriting, general and administrative expenses	287,816	244,485	214,416	21,964	25,439	794,120
Interest expense and distributions on preferred securities of subsidiary trusts	—	—	—	—	58,566	58,566

Total benefits, losses and expenses	1,186,199	913,425	685,189	338,042	84,314	3,207,169
Segment income before income tax	101,785	95,551	40,829	29,158	(19,350)	247,973
Income taxes	33,105	33,585	14,291	10,152	(7,047)	84,086

Segment income after tax	$68,680	$61,966	$26,538	$19,006	$(12,303)	$163,887

Net income (loss)						$163,887

Segment Assets:
Segments assets, excluding goodwill	$6,965,339	$1,080,674	$2,387,396	$3,577,497	$7,910,083	$21,920,989

Goodwill						817,173

Total assets						$22,738,162

	Six Months Ended June 30, 2002

			Employee		Corporate &
	Solutions	Health	Benefits	PreNeed	Other	Consolidated

Revenues
Net earned premiums and other considerations	$995,061	$903,491	$620,698	$268,269	$—	$2,787,519
Net investment income	100,730	28,281	72,441	92,631	16,456	310,539
Net realized gains on investments	—	—	—	—	(49,204)	(49,204)
Amortization of deferred gain on disposal of businesses	—	—	—	—	40,030	40,030
Gain on disposal of businesses	—	—	—	—	10,672	10,672
Fees and other income	57,541	9,764	36,870	2,591	18,669	125,435

Total revenues	1,153,332	941,536	730,009	363,491	36,623	3,224,991

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2003 and 2002
(unaudited)

	Six Months Ended June 30, 2002

			Employee		Corporate &
	Solutions	Health	Benefits	PreNeed	Other	Consolidated

Benefits, losses and expenses
Policyholder benefits	345,819	601,915	480,698	250,439	—	1,678,871
Amortization of deferred acquisition costs and value of business acquired	370,478	24,000	—	46,687	2,056	443,221
Underwriting, general and administrative expenses	339,564	240,927	217,346	25,817	18,736	842,390
Interest expense and distributions on preferred securities of subsidiary trusts	—	—	—	—	58,716	58,716

Total benefits, losses and expenses	1,055,861	866,842	698,044	322,943	79,508	3,023,198
Segment income before income tax	97,471	74,694	31,965	40,548	(42,885)	201,793
Income taxes	32,476	25,629	11,185	14,192	(23,356)	60,126

Segment income after tax	$64,995	$49,065	$20,780	$26,356	$(19,529)	$141,667

Cumulative effect of change in accounting principle						(1,260,939)

Net income (loss)						$(1,119,272)

Segment Assets:
Segments assets, excluding goodwill	$7,074,703	$1,062,930	$2,458,404	$3,509,425	$7,278,409	$21,383,871

Goodwill						834,138

Total assets						$22,218,009

8.     Subsequent Events

      Assurant, Inc. (“Assurant”) was incorporated in October 2003 as a Delaware corporation and a wholly owned subsidiary of Fortis, Inc. In connection with the planned offering, the parent company and the board of directors of Assurant, Inc. approved certain employee benefits programs on October 15, 2003 as follows:

2004 Long-Term Incentive Plan

      The 2004 Long-Term Incentive Plan will be effective as of the closing of the initial public offering.

      The 2004 Long-Term Incentive Plan authorizes the granting of awards to employees, officers, and directors in the following forms: (1) options to purchase shares of Assurant’s common stock, which may be non-statutory stock options or incentive stock options under the U.S. tax code; (2) stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price; (3) performance awards, which are payable in cash or stock upon the attainment of specified performance goals; (4) restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the Compensation Committee; (5) dividend equivalents, which entitle the participant to payments equal to any dividends paid on the shares of stock underlying an award; and (6) other stock-based awards in the discretion of the Compensation Committee, including unrestricted stock grants.

      There are 10,000,000 shares reserved and available for issuance under the plan.

      No awards will be granted under the plan prior to its effective date. Any awards will be made at the discretion of the Compensation Committee. Therefore, it is not presently possible to determine the benefits or amounts that will be received by any individuals or groups pursuant to the 2004 Long-Term Incentive Plan in the future.

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2003 and 2002
(unaudited)

2004 Employee Stock Purchase Plan

      The 2004 Employee Stock Purchase Plan will go into effect as of the earliest of July 1 or January 1 following the closing of the initial public offering.

      The purpose of the stock purchase plan is to enhance the proprietary interest among the employees of the Company. The stock purchase plan is designed to allow eligible employees to purchase shares of Assurant’s common stock, at defined intervals, with their accumulated payroll deductions. Employees are eligible to participate if they are designated by the Compensation Committee and if they are customarily employed for at least 20 hours per week and five months per calendar year, and provided they have served as an employee for at least six months. A total of 5,000,000 shares of Assurant’s common stock have been reserved for issuance under the stock purchase plan.

Executive Management Incentive Plan

      The Executive Management Incentive Plan will be effective as of January 1, 2004. Participation in the Executive Management Incentive Plan is limited to senior officers of the Company and its subsidiaries who are selected to participate in the plan for a given year by the Compensation Committee. The plan provides for the payment of annual monetary awards to each participant equal to a percentage of such participant’s base salary based upon the achievement of certain designated performance goals.

      The amount of awards under the plan will be determined at the discretion of the Compensation Committee. Therefore, it is not presently possible to determine the benefits or amounts that will be received by any individuals or groups pursuant to this plan.

Amendment to Fortis Appreciation Incentive Rights Plan (“FAIR Plan”)

      The FAIR Plan was amended to provide for the cash-out and replacement of Fortis, Inc. incentive rights with stock appreciation rights on the Assurant common stock from and after the closing of the initial public offering contemplated. The business segment rights outstanding under the plan will not be changed or effected. The conversion of outstanding Fortis, Inc. incentive rights will take place as described in this paragraph. The Fortis, Inc. incentive rights will be valued as of December 31, 2003 using a special valuation method, as follows. The measurement value of each Fortis, Inc. incentive right as of December 31, 2002 will be adjusted to reflect dividends paid by Fortis, Inc., consistent with past practice; such adjusted value shall then be multiplied by the arithmetic average of the change during calendar year 2003 in the Dow Jones Life Insurance Index, the Dow Jones Property Casualty Index, and the Dow Jones Healthcare Providers Index; and the result will be the measurement value of a Fortis, Inc. incentive right as of December 31, 2003. As soon as practical after this special valuation is completed, and before the closing of the initial public offering contemplated, the each Fortis, Inc. incentive right then outstanding under the plan will be cashed out for a cash payment equal to the difference, if any, between the measurement value of the Fortis, Inc. incentive rights as of December 31st immediately preceeding the date of grant, and the measurement value of that right determined as of December 31, 2003, pursuant to the special valuation. Each outstanding Fortis, Inc. incentive right, whether or not vested, will be cancelled effective as of the date it is cashed out. Following the cash-out and cancellation of Fortis, Inc. incentive rights, Assurant will grant to each participant whose rights were cashed out a number of stock appreciation rights on Assurant’s common stock (referred to as “replacement rights”). The number of replacement rights to be granted to a participant will equal (1) the measurement value of the participant’s cashed-out Fortis, Inc. incentive rights, divided by (2) the initial public offering price. Each replacement right that replaces a vested cashed-out right will be vested immediately, and each replacement right that replaces a non-vested cashed-out right will become vested on the vesting date for the corresponding cashed-out right, but no replacement right, whether or not vested, may be exercised sooner than

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2003 and 2002
(unaudited)

one year from the closing date of the initial public offering contemplated. After that waiting period, each replacement right will be exercisable for the remaining term of the corresponding cancelled right.

9.	Income Taxes

      The effective tax rate for the six months ended June 30, 2003 was 33.9% compared to 29.8% for the six months ended June 30, 2002. The increase in the effective rate is due to the release in 2002 of approximately $6,000 of previously provided tax accruals that were no longer considered necessary based on the resolution of certain domestic tax matters.

10.	Commitments and Contingencies

      The Company and its subsidiaries lease office space and equipment under operating lease arrangements. Certain facility leases contain escalation clauses based on increases in the lessors’ operating expenses. At June 30, 2003, the aggregate future minimum lease payments under operating lease agreements that have initial or non-cancelable terms in excess of one year are:

2003	$20,633
2004	34,682
2005	31,564
2006	27,304
2007	22,556
Thereafter	52,860

Total minimum future lease payment	$189,599

      Rent expense was $19,207 for the six months ended June 30, 2003 and $19,682 for the six months ended June 30, 2002.

      The Company is regularly involved in litigation in the ordinary course of business, both as a defendant and as a plaintiff. The Company may from time to time be subject to a variety of legal and regulatory actions relating to the Company’s current and past business operations. While the Company cannot predict the outcome of any pending or future litigation, examination or investigation, the Company does not believe that any pending matter will have a material adverse effect on the Company’s financial condition or results of operations.

      The Solutions segment is subject to a number of pending actions, primarily in the State of Mississippi. Many of which allege that the Company’s credit insurance products were packaged and sold with lenders’ products without buyer consent. The judicial climate in Mississippi is such that the outcome of these cases is extremely unpredictable. The Company has been advised by legal counsel that the Company has meritorious defenses to all claims being asserted against the Company. The Company believes, based on information currently available, that any liabilities that could result are not expected to have a material adverse effect on the Company’s financial condition or the results of operations.

      American Bankers Insurance Group, part of the Solutions segment, on behalf of certain of its subsidiaries, including American Bankers Insurance Company (“ABIC”) and American Bankers Life Assurance Company (“ABLAC”), previously entered into a Consent Order and a comprehensive Compliance Plan with 43 participating states relating to compliance with the often disparate state insurance laws, regulations and administrative interpretations which have been difficult to apply to the marketing of ABIG’s credit insurance products through financial institutions, retailers and other entities offering consumer financing as a regular part of their business. In addition to an initial settlement of $12 million, ABIG agreed to a multi-

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2003 and 2002
(unaudited)

state market conduct examination commencing November 23, 1999, for review of ABIG’s implementation of the Compliance Plan. A final report was issued on December 19, 2001, and ABIG paid a final settlement of $3 million to participating states.

      In February 2002, the State of Minnesota initiated an enforcement action against ABIC and ABLAC, two of the Company’s subsidiaries, in connection with certain alleged regulatory violations. Thereafter, ABIC and ABLAC filed suit in Minnesota state court seeking to enjoin the enforcement action because the alleged regulatory matters included within the enforcement action were resolved as a part of the above-described Consent Order and Compliance Plan to which Minnesota was a party. In February 2003, the State of Minnesota, ABIC and ABLAC reached a final settlement of all matters included within the enforcement action and the separate state court action filed by ABIC and ABLAC. Pursuant to the settlement, ABIC and ABLAC each agreed to pay $100,000 to the State of Minnesota and agreed to compensate the state for its investigative costs which totaled $1.8 million. In addition, ABIC and ABLAC agreed to stop selling insurance in Minnesota for five years, though they could apply for reinstatement in 20 months. Other member companies of the Solutions segment with product lines that overlap those offered by ABIC and ABLAC currently remain authorized to do business in the State of Minnesota. The Company does not believe that the effect of the settlement during the next five years will have a material impact on the Company’s financial condition or results of its operations.

      On October 1, 2003, a grand jury in Mower County, Minnesota issued an indictment of ABIC and two corporate officers of the Solutions segment. The indictment alleges that ABIC and its two named corporate officers each violated the Minnesota Fair Campaign Practices Act in connection with two contributions by ABIC to the Republican National State Election Committee totaling $15,000. The maximum penalty for ABIC is a $40,000 fine for each alleged violation and/or forfeiture of ABIC’s license to conduct business in Minnesota. Other member companies of the Solutions segment with product lines that overlap those offered by ABIC currently remain authorized to conduct business in the State of Minnesota. ABIC believes that it has meritorious defenses to the claims being asserted against it, and the Company believes, based on information currently available, that any liabilities that could result are not expected to have a material effect on the Company’s financial condition or results of operations.

      In addition, one of the Company’s subsidiaries, American Reliable Insurance Company (“ARIC”), participated in certain excess of loss reinsurance programs in the London market and, as a result, reinsured certain personal accident, ransom and kidnap insurance risks from 1995 to 1997. ARIC and a foreign affiliate ceded a portion of these risks to other reinsurers (retrocessionaires). ARIC ceased reinsuring such business in 1997. However, certain risks continued beyond 1997 due to the nature of the reinsurance contracts written. ARIC and some of the other reinsurers involved in the programs are seeking to avoid certain treaties on various grounds, including material misrepresentation and non-disclosure by the ceding companies and intermediaries involved in the programs. Similarly, some of the retrocessionaires are seeking avoidance of

FORTIS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Six months ended June 30, 2003 and 2002
(unaudited)

certain treaties with ARIC and the other reinsurers. The disputes generally involve multiple layers of reinsurance, and allegations that the reinsurance programs involved interrelated claims “spirals” devised to disproportionately pass claims losses to higher-level reinsurance layers. Many of the companies involved in these programs, including ARIC, are currently involved in negotiations, arbitration and/or litigation between multiple layers of retrocessionaires, reinsurers, ceding companies and intermediaries, including brokers, in an effort to resolve these disputes. Based on information currently available to the Company, and after consideration of the reserves reflected in the Company’s financial statements, the Company believes that it is not likely that any liabilities the Company experiences in connection with these programs would have a material adverse effect on the Company’s financial condition or results of operations. However, the inherent uncertainty of arbitrations and lawsuits, including the uncertainty of estimating whether any settlements the Company may enter into in the future would be on favorable terms, makes it difficult to predict the outcomes with certainty.

      As a result of regulatory scrutiny of the Company’s industry practices or its businesses, such as examinations of race-based premiums charged in the past by two of the Company’s acquired subsidiaries, it is possible that the Company may be subject to legal proceedings in the future relating to those practices and businesses.

GLOSSARY OF SELECTED INSURANCE AND REINSURANCE TERMS

Accidental death and/or dismemberment	Form of accident insurance that indemnifies or pays a stated benefit to an insured or his/her beneficiary in the event of bodily injury or death due to accidental means (other than natural causes).

Administrative Services Only (ASO)	Services provided in an employee benefit plan. Specifically, as with a self-insured plan, the group may have an ASO contract with an insurance company or a third-party administrator to handle aspects of claims adjudication and administration.

Adverse selection	Process by which an applicant who believes himself to be uninsurable, or at greater than average risk, seeks to obtain a policy from an insurance company at a standard premium rate.

Annuity	A contract that provides for periodic payments to an annuitant, either beginning immediately (immediate annuity) or in the future (deferred annuity), for a specified period of time. In the case of the annuities sold by Assurant PreNeed, the benefits under the contract are scheduled to begin upon the death of the purchaser of the annuity and are used to fund the costs incurred in connection with pre-arranged funeral contracts.

Association	In the health insurance market, an entity that was formed and maintained in good faith for purposes other than obtaining insurance and does not make health insurance coverage offered through the association available other than in connection with a member of the association. The association is the policyholder, and individual association members may obtain certificates of coverage under the association’s master policies.

Assumption basis	A form of reinsurance under which policy administration and the contractual relationship with the insured, as well as all liabilities, pass to the reinsurer; the novation of liability is evidenced by an assumption certificate issued to the insured who, in some jurisdictions, has the right to refuse the change in insurers.

Broker	One who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other services rendered, between (i) a policyholder and a primary insurer, on behalf of the insured party, or (ii) a primary insurer and reinsurer, on behalf of the primary insurer or (iii) a reinsurer and a retrocessionaire on behalf of the reinsurer.

Captive agent	Representative of a single insurer or group of insurers who is obligated to submit business only to that company, or at a minimum, give that company first refusal rights on a sale.

Captive insurance company	A company that is controlled by the insured or a group of insureds and that is formed for the purpose of reinsuring risks associated with the activities of its shareholders or members.

Case management	A collaborative process which assesses, plans, implements, coordinates, monitors and evaluates options and services to meet an individual’s health needs using communication and available resources to promote quality cost-effective outcomes.

Casualty insurance	Insurance that is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting therefrom.

Cede; Cedent; Ceding company	When a party reinsures its liability with another, it “cedes” business and is referred to as the “cedent” or “ceding company.”

Claims	Request by an insured or reinsured for indemnification by an insurance company or reinsurance company for loss incurred from an insured peril or event.

Claims expense	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.

Claims management	The use by an insurer of a variety of means to mitigate the extent of losses incurred by those insured under its policies and the corresponding benefit costs, for example, efforts to improve the quality of medical care provided to its insureds or efforts to assist its insureds with vocational services.

Coinsurance	With respect to a direct medical contract between an insurer and the insured, the insured’s share of covered losses in an arrangement pursuant to which the insured and the insurer share in a specific ratio of the covered losses. With respect to ceded reinsurance, a reinsurance arrangement in which coverage ceded to the reinsurer on an individual policy is in the same form as that of the direct policy issued to the policyholder. The reinsurer receives its proportionate share of the gross premium from the ceding company net of an expense allowance intended to reimburse the ceding company for commissions and other out of pocket expenses. The reinsurer establishes its proportionate share of reserves and shares proportionately in the risk of loss.

Consumer Price Index	Measurement of the rate of inflation according to a weighted market basket of goods and services that includes such items as transportation costs, health care costs, housing costs and food costs. These statistics are released monthly by the U.S. Bureau of Labor Statistics.

Co-payments	Partial payment of medical service expenses required in group health insurance. Typically, such payment is set at a fixed amount regardless of the expense of the services rendered or the actual costs of drugs and medicines provided.

Credit insurance	Insurance issued to a creditor or lender to cover the life (in the case of credit life insurance), unemployment (in the case of credit unemployment) or disability (in the case of credit disability) of a debtor or borrower for an outstanding loan. If the debtor dies before repayment of the debt, the policy will pay off the balance of the amount outstanding. If the debtor is unemployed or becomes disabled before repayment of the debt, the policy will typically pay any minimum amounts due under the outstanding loan until the debtor is no longer unemployed or disabled, as the case may be.

Debt protection	A non-insurance product that cancels or defers the required monthly payment on an outstanding loan when a covered event occurs. Examples of covered events include death, disability and unemployment. If the protected cardholder dies before repayment of the debt, the contract will cancel the outstanding balance at the time of death. If the protected cardholder is unemployed or becomes disabled before repayment of the debt, the contract will typically cancel or defer the required minimum monthly payment, during the period of unemployment or disability, if the cardholder is unemployed or disabled longer than the waiting period.

Deductibles	The amount of loss that an insured retains.

Disability insurance	Insurance that provides income payments to the insured wage earner when income is interrupted or terminated because of illness, sickness or accident. The insurance policy defines the nature of the disability it covers. Long-term disability policies typically provide coverage for a period greater than one year, which may be to age 65 or life. Short-term disability policies typically provide coverage for less than one year in duration.

Disease management	A system of coordinated healthcare interventions and communications for populations with conditions in which patient self-care efforts are significant. Disease management: (1) supports the physician or practitioner/ patient relationship and plan of care, (2) emphasizes prevention of exacerbations and complications utilizing evidence-based practice guidelines and patient empowerment strategies, and (3) evaluates clinical, humanistic and economic outcomes on an ongoing basis with the goal of improving overall health.

Duration corridor	Duration is a measure expressed in years of the price sensitivity of a financial instrument to changes in interest rates. The corridor refers to the minimum and maximum duration allowed.

Escrowed account	Funds that a lender collects monthly to pay monthly mortgage insurance premiums, homeowners insurance policy premiums and yearly property taxes.

Excess of loss	A generic term describing reinsurance that indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a “level” or “retention.” Also known as non-proportional reinsurance. Excess of loss reinsurance is written in layers. A reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. The total coverage purchased by the cedent is referred to as a “program” and will typically be placed with predetermined reinsurers in pre-negotiated layers. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of a reinsurer’s insolvency.

Fire and dwelling insurance	Fire insurance is coverage protecting the insured against the loss to real or personal property from damage caused by the peril of fire or lightning. Dwelling insurance is coverage for property damage to a building used as a dwelling, as well as its contents. The property coverage for the building includes items attached to the building such as equipment and fixtures.

Flood insurance	Insurance that provides mortgage banking institutions coverage for the peril of flood for those borrowers who fail to provide proof of flood insurance on their mortgaged property, thereby protecting the mortgagor’s collateral interest in the property.

Generally accepted accounting principles (GAAP)	United States generally accepted accounting principles as defined by the American Institute of Certified Public Accountants or statements of the Financial Accounting Standards Board and other authoritative guidance.

Group insurance	Single policy under which individuals in a natural group (such as employees of a business firm) and their dependents are covered. More generally, the collection of all such policies.

Group disability insurance	Coverage of a natural group, often an employee group, whose members receive a disability income benefit, subject to a maximum amount, if illness or an accident renders a member disabled as defined in the policy. Common requirements for disability are that the member is unable to perform the material duties of his or her own occupation, or at other times that the member is unable to perform the material duties of any gainful occupation for which he or she is suited by education, training or experience. Benefits are usually limited to a stated length of time, and the maximum income benefit is limited to a percentage of earnings prior to the disability or a flat dollar amount.

Group life insurance	Typically one-year coverage, provided as group insurance, that is renewable at the end of each year and that provides benefits in the event of the death of an insured. The premium rate upon renewal is based on the range of employee ages and, if the group is subject to experience rating, the loss record (deaths) of the group. Experience rating is a statistical procedure used to calculate a premium rate based on the loss experience of an insured group. The premiums paid are related to actual claims and expense experience expected for that specific group.

Guaranteed issue	The right to purchase insurance without physical examination or the answering of health questions; the present and past physical condition of the applicant are not considered.

Guaranteed renewable	With respect to an insurance policy, renewable at the option of the insured for a specified number of years or to a stated age. The insurance company cannot refuse to renew the policy and cannot change any of its provisions except the premium rate. In individual insurance, if the insurance company changes the premium, it must do so for the entire class to which a policyholder belongs, not just for one or a few members of the class.

Guaranty fund	State-regulated mechanism that is financed by assessing insurers doing business in those states. These funds are maintained by contributions of companies operating in a particular state in proportion to their business written in the state. Should insolvencies occur, these funds are available to meet some or all of the insolvent insurer’s obligations to policyholders.

Health Reimbursement Accounts (HRAs)	Employer-funded accounts provided to employees for reimbursement of qualifying medical expenses, in which such reimbursements are excludable from employee gross income.

Homeowners insurance	Package of policies that combines (1) coverage against the insured’s property being destroyed or damaged by various perils and (2) coverage for liability exposure of the insured. Our creditor-placed homeowners insurance policies generally cover only the property, including any adjacent structure of the home.

Incurred but not reported (IBNR) reserves	Reserves for estimated losses and loss expenses which have been incurred but not yet reported to the insurer.

Indemnity	Coverage for the percentage of the health care costs paid by the health insurance company, which is typically a specified percentage above the insured’s deductible up to a dollar amount. The insurance company then pays 100% of the costs up to the policy limits. The insured may select a physician of his or her choice.

Loss draft	Payment of insurance proceeds for a claim resulting from a loss to insured mortgaged property.

Loss ratio	Policyholder benefits divided by net earned premiums.

Loss reserve	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for loss expenses.

Losses and loss expenses	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs (also known as claim adjustment expenses) plus losses incurred with respect to claims.

Master contract	Single contract coverage on a group basis issued to an employer. Group members receive certificates as evidence of membership summarizing benefits provided.

Medical Savings Accounts (MSAs)	Savings accounts that have tax advantages combined with health insurance plans for the benefit of the employee. Both the employer and the employee are permitted to contribute to the MSA. The contributions can be directed to pay the deductible under the health insurance plan and/or the medical expenses not covered by the health insurance plan. Funds not spent are allowed to accumulate in the MSA on a continuous basis. When the employee reaches retirement age, the accumulated funds may be allocated to the employee’s retirement income.

Modified coinsurance	A form of reinsurance that differs from coinsurance only in that the reserves continue to be held by the ceding company while the risk is transferred to the reinsurer. The reinsurer transfers funds to the ceding company for future reserve increases and receives funds from the ceding company for future reserve declines. The ceding company is required to pay interest to the reinsurer to replace the income that would have been earned by the reinsurer if it had held the assets backing the reserves in its own investment portfolio.

Morbidity; Morbidity rate	“Morbidity” refers to the incidence of disease or disability in a specific population over a specific period of time. The “morbidity rate” refers to the relationship of the incidence of disease or disability contracted by individual members of a group to the entire group membership over a specific period of time.

Mortality; Mortality rate	“Mortality” refers to the number of deaths in a specific population over a specific period of time. The “mortality rate” refers to the relationship of the frequency of deaths of individual members of a group to the entire group membership over a specific period of time.

National Association of Insurance Commissioners (NAIC)	A voluntary organization of state insurance officials that promulgates model laws regulating the insurance industry, values securities owned by insurers, develops and modifies insurer financial reporting, statements and insurer performance criteria and performs other services with respect to the insurance industry.

Net earned premiums and other considerations	The amount of net premiums written allocable to the expired period of an insurance policy or policies, including fees earned on interest sensitive policies.

Persistency	Percentage of insurance policies or annuity contracts remaining in force between specified measurement dates. Also used with respect to premiums, to measure the amount of annualized premium remaining in force on a stated collection of policies between specified measurement dates.

Pre-arranged funeral contracts	An arrangement between a funeral firm and an individual whereby the funeral firm agrees to perform a selected funeral upon the individual’s death.

Preferred Provider Organization (PPO)	An entity that acts as an intermediary between an insurer and a network of hospitals, physicians or other providers of health care who have agreed to provide care to insureds subject to contractually established reimbursement rates.

Pre-funded funeral insurance	Insurance policies designed to provide benefits to fund the costs incurred in connection with pre-arranged funeral contracts, which costs typically include funeral firm merchandise and services.

Pre-need	Whole life insurance or annuity policies used to fund pre-arranged funerals. These policies provide cash benefits at the time of death of the insured to cover the costs incurred in connection with a funeral contract pre-arranged before the death of the insured.

Pro rata reinsurance	A generic term describing all forms of reinsurance in which the reinsurer shares on a pro rata basis part of the original premiums and losses of the reinsured. Pro rata reinsurance is also known as proportional reinsurance, quota share reinsurance or participating reinsurance.

Referable location	Every occurrence of a practitioner at a location. For example, if a dentist practices at three locations, there are three referable locations; or, if a single dental office has ten dentists, then there are ten referable locations.

Reinsurance	An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.

Renewable term life insurance	Term life insurance coverage that is renewable at the option of the insured, who is not required to take a medical examination in order to renew existing amounts of coverage.

Renters’ insurance	Coverage for the contents of a renter’s home or apartment and for liability. These policies are similar to homeowners insurance, except that they do not cover the structure. They do, however, cover changes made to the inside structure, such as kitchen appliances and built-in-bookshelves.

Reserves	Liabilities established by insurers and reinsurers to reflect the estimated costs of claim payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses, for loss expenses and for unearned premiums. Loss reserves consist of “case reserves,” or reserves established with respect to individual reported claims. Unearned premium reserves constitute the portion of premium paid in advance for insurance or reinsurance that has not yet been provided. See also “Loss reserves.”

Retention	The amount or portion of risk that an insurer retains for its own account. Losses in excess of the retention level up to the outer limit of the program, if any, are paid by the reinsurer.

Retrocessionaire	A transaction whereby a reinsurer cedes to another reinsurer, the retrocessionaire, all or part of the reinsurance that the first reinsurer has assumed. Reinsurance companies cede risks to retrocessionaires for reasons similar to those that cause primary insurers to purchase reinsurance: to reduce net liability on individual risks, to protect against catastrophic losses, to stabilize financial ratios and to obtain additional underwriting capacity.

Risk management	Procedure to minimize the adverse effect of a possible financial loss by (1) identifying potential sources of loss; (2) measuring the financial consequences of a loss occurring; and (3) using controls to minimize actual losses or their financial consequences.

Risk-based capital requirement (RBC)	A tool used by insurance regulators to analyze an insurance company’s total adjusted capital, taking into consideration the risks associated with the company’s particular assets, the risk that losses will be worse than expected, the company’s exposure to interest rate risk and other business risks.

Separate account	Assets of insurance companies allocated under certain policies and contracts that are segregated from the general account and other separate accounts. The policyholder or contractholder bears the risk of investments held in a separate account.

Standard industry code	An industry code assigned to an operating establishment by a U.S. government agency or agencies on the basis of the operating establishment’s primary activity, which is determined by its principal product or group of products produced or distributed or services rendered. While recently superceded by North American Industry Classification System (NAICS) codes, SIC codes remain in common use, and templates for translating one code to the other are readily available.

Statutory accounting principles (SAP)	Recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by United States state insurance regulatory authorities including the NAIC, which in general reflect a liquidating, rather than going concern, concept of accounting.

Statutory assets	Assets determined in accordance with SAP. This valuation methodology is generally considered very conservative, but is deemed most appropriate by regulators in evaluating solvency.

Statutory earnings	Earnings based on the conservative reserve requirements of various states.

Statutory net income	Net income based on the conservative reserve requirements of various states.

Statutory surplus	The excess of statutory admitted assets over statutory liabilities as shown on an insurer’s statutory financial statements. Admitted assets are those assets which are permitted or admitted by the National Association of Insurance Commissioners or by the rules of a given state. The assets deemed as nonadmitted are those assets which are accorded limited or no value and are charged off directly to statutory capital and surplus. Nonadmitted assets are ones which are specifically identified in the statutory accounting principals as nonadmitted or not specifically identified as admitted.

Surrender charge	Fee charged to a policyholder when a life insurance policy or annuity is surrendered for its cash value prior to the end of the surrender charge period. This fee is intended to recover policy acquisition costs and subsequent administrative expenses.

Term life insurance	Life insurance written for a specified period and under which no cash value is generally available on surrender. If an insured dies within that period, the beneficiary receives the death payments. If the insured survives, the policy ends and the beneficiary receives nothing.

True group	Group insurance in which the employer or other group policyholder pays all or part of the premium on behalf of the insured members. This term is contrasted to “voluntary” group insurance, in which the insured members pay their own premium.

Turnkey	Built, supplied or installed complete and ready to operate.

Unearned premium	The portion of premium that is allocable to the unexpired portion of the policy term and, therefore, that has not yet been earned.

Utilization review	Review designed to control and limit medical expenses. This review includes: (1) requirement of certification for admission to a health care facility; (2) continuous analysis of the reasons for the patient to remain in the health care facility; (3) projected date for release of the patient; and (4) cost-effective ways of handling patients with catastrophic illnesses.

Variable insurance	Investment-oriented life insurance policy that offers fixed premiums and a minimum death benefit as well as providing a return linked to an underlying portfolio of securities that may be in either a separate account or general account of the insurer.

Waiver of premium	In life insurance, provision in a policy pursuant to which an insured, with total disability that lasts for a specified period, no longer has to pay premiums for the duration of the disability or for a stated period, during which time the life insurance coverage provides continued protection.

Whole life insurance	A form of life insurance that provides guaranteed death benefits and guaranteed cash values to policyholders.

[LOGO]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the expenses payable by the Registrant in connection with the issuance and distribution of the common stock being registered hereby. All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the New York Stock Exchange and the National Association of Securities Dealers, Inc.

Filing Fee—Securities and Exchange Commission	$80,900
Listing Fee—The New York Stock Exchange	*
Fee—National Association of Securities Dealers	$30,500
Fees and Expenses of Counsel	*
Printing Expenses	*
Fees and Expenses of Accountants	*
Blue Sky Fees and Expenses	*
Transfer Agent Fees and Expenses	*
Miscellaneous Expenses	*
Premium for directors’ and officers’ liability insurance	*

Total	*

*	To be provided by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys’ fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to us, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by us only as authorized in each specific case upon a determination by the stockholders, disinterested directors or independent legal counsel that indemnification is proper because the indemnitee has met the applicable standard of conduct.

      Our certificate of incorporation and by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by law and that no director shall be liable for monetary damages to us or our stockholders for any breach of fiduciary duty, except to the extent provided by applicable law.

      Fortis currently maintains liability insurance for our directors and officers. In connection with the offering, we will obtain additional liability insurance for our directors and officers. Such insurance would be available to our directors and officers in accordance with its terms.

      Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended (Securities Act).

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

      During the period from 2000 to 2003, pursuant to the Assurant Investment Plan, the Company granted to key employees, in exchange for all or a portion of such employees’ eligible compensation, options to purchase shares or other equity interests in certain third-party mutual funds, which shares or other equity interests have been registered under the Securities Act. The option grants were made by the Company in reliance on the exemptions from the registration requirements of the Securities Act provided by (a) Rule 701 under the Securities Act as issuances by a company not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), pursuant to a written compensatory benefit plan of such company established for its directors and senior employees, and/or (b) Section 4(2) of the Securities Act as issuances to a limited number of sophisticated investors in transactions not involving any public offering.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      (a)     Exhibits

Exhibit
Number	Description of Document

1.1	Underwriting Agreement.*
3.1	Certificate of Incorporation of the Registrant.*
3.2	By-Laws of the Registrant.*
3.3	Form of Shareholders Agreement between the Registrant and Fortis Insurance N.V.*
3.4	Form of Registration Rights Agreement between the Registrant and Fortis Insurance N.V.*
4.1	Specimen Common Stock Certificate.*
5.1	Opinion of Simpson Thacher & Bartlett LLP.*
10.1	Form of Cooperation Agreement, among the Registrant, Fortis Insurance N.V., Fortis SA/ NV and Fortis N.V.*
10.2	Stock Option Plan*
10.3	Long-Term Incentive Plan*
10.4	Supplemental Executive Retirement Plan*
10.5	Executive Pension and 401(k) Plan*
10.6	Assurant Pension Plan*
10.7	Assurant 401(k) Plan*
10.8	Change in Control Severance Agreement with J. Kerry Clayton*
10.9	Change in Control Severance Agreement with Robert B. Pollock*
10.10	Change in Control Severance Agreement with Benjamin M. Cutler*
10.11	Change in Control Severance Agreement with Philip Bruce Camacho*
10.12	Change in Control Severance Agreement with Lesley Silvester*
10.13	2004 Long-Term Incentive Plan*
10.15	2004 Employee Stock Purchase Plan*
10.16	Executive Management Incentive Plan*
10.17	Assurant Appreciation Incentive Rights Plan*
10.18	Assurant Investment Plan*
10.19	Consulting, Non-Compete and Payments Agreement, dated July 19, 1999, among Fortis, Inc., Allen R. Freedman and Fortis Insurance N.V.*
10.20	Retirement Agreement among Fortis, Inc., Allen R. Freedman and Fortis Insurance N.V.*
21.1	Subsidiaries of the Registrant.*
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1).*
24.1	Power of Attorney (included on signature pages to this Registration Statement).

*	To be filed by amendment.

      (b)     Financial Statement Schedules

Schedule I	—	Summary of Investments — Other Than Investments in Related Parties.
Schedule II	—	Condensed Financial Information of Fortis, Inc.
Schedule III	—	Supplementary Insurance Information.
Schedule IV	—	Reinsurance.
Schedule V	—	Valuation and Qualifying Accounts.

ITEM 17.	UNDERTAKINGS.

      (a)     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

      (b)     The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 24th day of October, 2003.

ASSURANT, INC.

By:	/s/ J. KERRY CLAYTON

Name: J. Kerry Clayton
Title: President and Chief Executive Officer

POWER OF ATTORNEY

      Know all men by these presents, that the undersigned directors and officers of the Registrant, a Delaware corporation, which is filing a Registration Statement on Form S-1 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933 hereby constitute and appoint J. Kerry Clayton, Robert B. Pollock, Larry M. Cains, Katherine Greenzang, Barbara R. Hege and Douglas Lowe, and each of them, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign such registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 24th day of October, 2003.

Signature	Title

/s/ J. KERRY CLAYTON J. Kerry Clayton	President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ ROBERT B. POLLOCK Robert B. Pollock	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ LARRY M. CAINS Larry M. Cains	Senior Vice President, Finance (Principal Accounting Officer)

/s/ JOHN MICHAEL PALMS John Michael Palms	Director

/s/ ANTON VAN ROSSUM Anton van Rossum	Director

Signature	Title

/s/ MICHEL BAISE Michel Baise	Director

/s/ ROBERT J. BLENDON Robert J. Blendon	Director

/s/ BETH L. BRONNER Beth L. Bronner	Director

/s/ HOWARD L. CARVER Howard L. Carver	Director

/s/ ARIE A. FAKKERT Arie A. Fakkert	Director

/s/ ALLEN R. FREEDMAN Allen R. Freedman	Director

/s/ H. CARROLL MACKIN H. Carroll Mackin	Director

/s/ GILBERT MITTLER Gilbert Mittler	Director

/s/ GEORGES VALCKENAERE Georges Valckenaere	Director

EXHIBIT INDEX

Exhibit
Number	Description of Document

1.1	Underwriting Agreement.*
3.1	Certificate of Incorporation of the Registrant.*
3.2	By-Laws of the Registrant.*
3.3	Form of Shareholders Agreement between the Registrant and Fortis Insurance N.V.*
3.4	Form of Registration Rights Agreement between the Registrant and Fortis Insurance N.V.*
4.1	Specimen Common Stock Certificate.*
5.1	Opinion of Simpson Thacher & Bartlett LLP.*
10.1	Form of Cooperation Agreement, among the Registrant, Fortis Insurance N.V., Fortis SA/ NV and Fortis N.V.*
10.2	Stock Option Plan*
10.3	Long-Term Incentive Plan*
10.4	Supplemental Executive Retirement Plan*
10.5	Executive Pension and 401(k) Plan*
10.6	Assurant Pension Plan*
10.7	Assurant 401(k) Plan*
10.8	Change in Control Severance Agreement with J. Kerry Clayton*
10.9	Change in Control Severance Agreement with Robert B. Pollock*
10.10	Change in Control Severance Agreement with Benjamin M. Cutler*
10.11	Change in Control Severance Agreement with Philip Bruce Camacho*
10.12	Change in Control Severance Agreement with Lesley Silvester*
10.13	2004 Long-Term Incentive Plan*
10.15	2004 Employee Stock Purchase Plan*
10.16	Executive Management Incentive Plan*
10.17	Assurant Appreciation Incentive Rights Plan*
10.18	Assurant Investment Plan*
10.19	Consulting, Non-Compete and Payments Agreement, dated July 19, 1999, among Fortis, Inc., Allen R. Freedman and Fortis Insurance N.V.*
10.20	Retirement Agreement among Fortis, Inc., Allen R. Freedman and Fortis Insurance N.V.*
21.1	Subsidiaries of the Registrant.*
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1).*
24.1	Power of Attorney (included on signature pages to this Registration Statement).

*	To be filed by amendment.

REPORT OF INDEPENDENT ACCOUNTANTS ON
FINANCIAL STATEMENT SCHEDULES

To the Board of Directors of Fortis, Inc.

Our audits of the consolidated financial statements of Fortis, Inc. referred to in our report dated March 28, 2003, except as to Note 23 as to which the date is October 20, 2003 appearing in this Registration Statement of Assurant, Inc. on Form S-1 also included an audit of the financial statement schedules listed in Item 16(b). In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

New York, New York
March 28, 2003, except as to Note 23
as to which the date is October 20, 2003

FORTIS, INC. AND SUBSIDIARIES
AT DECEMBER 31, 2002

SCHEDULE I — SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES

			AMOUNT AT
	AMORTIZED		WHICH SHOWN IN THE
	COST	FAIR VALUE	BALANCE SHEET

		(in thousands)
FIXED MATURITIES
BONDS:
United States Government and government agencies and authorities	$1,576,339	$1,646,862	$1,646,862
States, municipalities and political subdivisions	196,186	211,512	211,512
Foreign governments	202,154	203,837	203,837
Public utilities	834,021	879,086	879,086
All other corporate bonds	4,821,876	5,094,233	5,094,233

Total fixed maturities	7,630,576	8,035,530	8,035,530

EQUITY SECURITIES
COMMON STOCKS:
Public utilities	19	7	7
Banks, trusts and insurance companies	14,043	13,812	13,812
Industrial, miscellaneous and all other	2,392	4,034	4,034
NON-SINKING FUND PREFERRED STOCKS	248,181	253,847	253,847

Total equity securities	264,635	271,700	271,700

Commercial mortgage loans on real estate, at amortized cost	841,940		841,940
Policy loans	69,377		69,377
Short-term investments	684,350		684,350
Other investments	125,870		125,870

Total investments	$9,616,748		$10,028,767

FORTIS, INC. AND SUBSIDIARIES
AT DECEMBER 31, 2002

Schedule II — - CONDENSED BALANCE SHEET (Parent Only)

	December 31,

	2002	2001

	(in thousands except number of
	shares and per share amounts)
ASSETS
Investments:
Equity investment in subsidiaries	$2,898,147	$3,731,940
Surplus Notes receivable from subsidiary	770,000	770,000
Other investments	601	312

Total investments	3,668,748	4,502,252
Cash and cash equivalents	238,802	206,015
Receivable from subsidiaries, net	22,420	155,922
Other assets	380,511	353,862

Total assets	$4,310,481	$5,218,051

LIABILITIES
Accounts payable and other liabilities	$273,707	$191,399
Income tax payable	10,981	103,013

Total liabilities	284,688	294,412
Mandatorily redeemable preferred securities of subsidiary trusts	1,446,074	1,446,074
Mandatorily redeemable preferred stock	24,660	25,160
STOCKHOLDERS’ EQUITY
Common stock, par value $.10 per share:
Class A: 40,000,000 shares authorized, 7,750,000 shares issued and outstanding	775	775
Class B: 150,001 shares issued and outstanding	15	15
Class C: 400,001 shares issued and outstanding	40	40
(Class B and C; 40,000,000 total shares authorized)
Additional paid-in capital	2,064,025	2,064,025
Retained earnings	245,219	1,289,346
Accumulated other comprehensive income	244,985	98,204

Total stockholders’ equity	2,555,059	3,452,405

Total liabilities, mandatorily redeemable preferred securities of subsidiary trusts, mandatorily redeemable preferred stock and stockholders’ equity	$4,310,481	$5,218,051

FORTIS, INC. AND SUBSIDIARIES
For the years ended December 31, 2002, 2001, and 2000

Schedule II — - CONDENSED STATEMENT OF OPERATIONS (Parent Only), continued

	Years Ended December 31,

	2002	2001	2000

		(in thousands)
REVENUES
Cash dividend income from consolidated subsidiaries	$186,550	$615,400	$241,920
Net investment income	81,629	76,180	67,104
Gain on disposal of businesses	—	99,605	1,994
Fees and other income	17,570	24,435	26,211

Total revenues	285,749	815,620	337,229
EXPENSES
General and administrative expenses	32,697	69,375	73,284
Distributions on preferred securities of subsidiary trusts and interest expense	118,395	132,371	134,869

Total expenses	151,092	201,746	208,153
Income before income taxes and equity in undistributed net loss of consolidated subsidiaries	134,657	613,874	129,076
Income taxes	16,390	4,338	31,624

Net income before equity in undistributed net loss of subsidiaries	151,047	618,212	160,700
Equity in undistributed net loss of consolidated subsidiaries	(1,152,246)	(520,159)	(71,016)

Net (loss) income	$(1,001,199)	$98,053	$89,684

FORTIS, INC. AND SUBSIDIARIES
For the years ended December 31, 2002, 2001 and 2000

Schedule II — - CONDENSED CASH FLOWS (Parent Only), continued

	2002	2001	2000

		(in thousands)
OPERATING ACTIVITIES
Net (loss) income	$(1,001,199)	$98,053	$89,684
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net loss of subsidiaries	1,152,246	520,159	71,016
Change in receivables	161,739	(199,389)	(67,052)
Depreciation and amortization	21,605	19,195	20,440
Change in income taxes	(97,923)	54,374	42,665
Other	10,192	30,543	(3,732)

Net cash provided by operating activities	246,660	522,935	153,021
INVESTING ACTIVITIES
Capital contributed to subsidiaries	(136,422)	(5,000)	(60,000)
Sale of subsidiaries	—	203,665	19,252
Purchase of subsidiaries	—	(142,921)	(207,642)
Subsidiary redemption of preferred stock	—	—	195,000
Other	(34,023)	(76,836)	(27,918)

Net cash used in investing activities	(170,445)	(21,092)	(81,308)
FINANCING ACTIVITIES
Proceeds from issuance of trust preferred securities	—	—	549,888
Repayment of preferred securities of subsidiary trusts	—	(3,664)	—
Redemption of mandatorily redeemable preferred stock	(500)	—	—
Borrowings from Parent	—	216,924	81,996
Repayment of borrowings from Parent	—	(455,907)	(800,256)
Dividends paid	(42,928)	(110,351)	(22,058)

Net cash used in financing activities	(43,428)	(352,998)	(190,430)
Change in cash and cash equivalents	32,787	148,845	(118,717)
Cash and cash equivalents at beginning of period	206,015	57,170	175,887

Cash and cash equivalents at end of period	$238,802	$206,015	$57,170

FORTIS, INC. AND SUBSIDIARIES
As of and for the years ended December 31, 2002, 2001 and 2000

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION

SEGMENT (1)	DEFERRED ACQUISITION COST	FUTURE POLICY BENEFITS, LOSSES, CLAIMS AND LOSS EXPENSE	UNEARNED PREMIUMS	OTHER POLICY CLAIMS AND BENEFITS PAYABLE	PREMIUM REVENUE	NET INVESTMENT INCOME

	(in thousands)
2002
Solutions	$1,018,749	$334,038	$3,013,731	$1,037,766	$2,077,277	$205,037
Employee Benefits	—	—	22,198	1,791,680	1,232,942	147,722
Health	158,142	—	118,432	537,163	1,833,656	55,268
Preneed	136,703	2,683,887	4,775	29,132	537,721	183,634
Corporate and Other	—	2,619,202	48,499	148,120	—	40,167

Total Segments	1,313,594	5,637,127	3,207,635	3,543,861	5,681,596	631,828

2001
Solutions	861,625	358,474	3,090,281	1,039,794	1,906,426	218,213
Employee Benefits	—	—	28,405	1,680,367	933,594	144,378
Health	138,768	—	99,358	511,405	1,837,839	58,073
Preneed	94,372	2,493,277	3,157	25,917	506,716	179,093
Corporate and Other	—	2,540,268	45,996	147,944	57,610	112,025

Total Segments	$1,094,765	$5,392,019	$3,267,197	$3,405,427	5,242,185	711,782

2000
Solutions					1,780,547	211,596
Employee Benefits					903,148	135,470
Health					1,966,982	58,319
Preneed					276,640	128,396
Corporate and Other					217,058	156,951

Total Segments					$5,144,375	$690,732

	BENEFITS CLAIMS,	AMORTIZATION OF
	LOSSES AND	DEFERRED
	SETTLEMENT	ACQUISITION	OTHER OPERATING	PREMIUMS
SEGMENT (1)	EXPENSES	COSTS	EXPENSES	WRITTEN

2002
Solutions	$755,140	$638,074	$811,112	$1,109,819
Employee Benefits	944,593	—	422,230	—
Health	1,222,049	64,029	482,057	—
Preneed	507,363	80,370	62,144	—
Corporate and Other	—	—	54,246	—

Total Segments	3,429,145	782,473	1,831,789	1,109,819

2001
Solutions	639,905	613,607	830,716	1,058,619
Employee Benefits	737,802	—	316,310	—
Health	1,306,477	42,967	452,528	—
Preneed	484,736	64,936	55,936	—
Corporate and Other	70,005	7,713	111,921	—

Total Segments	3,238,925	729,223	1,767,411	1,058,619

2000
Solutions	525,270	493,692	810,722	1,017,156
Employee Benefits	701,704	—	280,004	—
Health	1,498,060	37,572	433,661	—
Preneed	279,437	39,448	36,081	—
Corporate and Other	203,583	19,454	417,466	—

Total Segments	$3,208,054	$590,166	$1,977,934	$1,017,156

FORTIS, INC. AND SUBSIDIARIES
For the years ended December 31, 2002, 2001 and 2000

SCHEDULE IV — REINSURANCE

					PERCENTAGE
		CEDED TO	ASSUMED FROM		OF AMOUNT
	GROSS	OTHER	OTHER		ASSUMED
2002:	AMOUNT	COMPANIES	COMPANIES	NET AMOUNT	TO NET

			(in thousands)
LIFE INSURANCE IN FORCE	$192,247,499	$67,628,124	$3,016,082	$127,635,457	2.4%

PREMIUMS:
Life insurance	1,792,276	796,026	100,532	1,096,782	9.2%
Accident and health insurance	4,065,768	1,046,245	268,211	3,287,734	8.2%
Property and liability insurance	1,955,494	805,337	146,923	1,297,080	11.3%

Total premiums	$7,813,538	$2,647,608	$515,666	$5,681,596	9.1%

BENEFITS:
Life insurance	1,748,556	1,036,256	123,395	835,695	14.8%
Accident and health insurance	2,343,568	462,206	211,440	2,092,802	10.1%
Property and liability insurance	705,911	358,393	153,130	500,648	30.6%

Total premiums	$4,798,035	$1,856,855	$487,965	$3,429,145	14.2%

FORTIS, INC. AND SUBSIDIARIES
For the years ended December 31, 2002, 2001 and 2000

SCHEDULE IV — REINSURANCE, continued

			ASSUMED FROM		PERCENTAGE OF
		CEDED TO OTHER	OTHER		AMOUNT
2001:	GROSS AMOUNT	COMPANIES	COMPANIES	NET AMOUNT	ASSUMED TO NET

		(in thousands)
LIFE INSURANCE IN FORCE	$196,838,543	$77,457,972	$8,834,532	$128,215,103	6.9%

PREMIUMS:
Life insurance	2,013,923	967,318	68,151	1,114,756	6.1%
Accident and health insurance	4,202,525	1,196,376	94,514	3,100,663	3.0%
Property and liability insurance	1,645,924	692,109	72,951	1,026,766	7.1%

Total premiums	$7,862,372	$2,855,803	$235,616	$5,242,185	4.5%

BENEFITS:
Life insurance	1,517,288	718,510	101,565	900,343	11.3%
Accident and health insurance	2,372,343	507,843	71,683	1,936,183	3.7%
Property and liability insurance	614,759	331,324	118,964	402,399	29.6%

Total premiums	$4,504,390	$1,557,677	$292,212	$3,238,925	9.0%

FORTIS, INC. AND SUBSIDIARIES
for the years ended December 31, 2002, 2001, 2000
SCHEDULE IV — REINSURANCE, continued

			ASSUMED FROM		PERCENTAGE OF
		CEDED TO OTHER	OTHER		AMOUNT
2000:	GROSS AMOUNT	COMPANIES	COMPANIES	NET AMOUNT	ASSUMED TO NET

		(in thousands)
LIFE INSURANCE IN FORCE	$214,324,599	$56,637,599	$9,344,731	$167,031,731	5.6%

PREMIUMS:
Life insurance	1,494,003	577,257	148,601	1,065,347	13.9%
Accident and health insurance	4,518,997	1,318,274	86,321	3,287,044	2.6%
Property and liability insurance	1,417,177	680,799	55,606	791,984	7.0%

Total premiums	$7,430,177	$2,576,330	$290,528	$5,144,375	5.6%

BENEFITS:
Life insurance	741,403	79,541	134,240	796,102	16.9%
Accident and health insurance	2,558,916	483,992	56,719	2,131,643	2.7%
Property and liability insurance	480,710	289,817	89,416	280,309	31.9%

Total premiums	$3,781,029	$853,350	$280,375	$3,208,054	8.7%

FORTIS, INC. AND SUBSIDIARIES
As of December 31, 2002, 2001, 2000

SCHEDULE V — VALUATION AND QUALIFYING ACCOUNTS

		Additions

	Balance at	Charged to	Charged to		Balance at
	Beginning of	Costs and	Other		End of
	Year	Expenses	Accounts	Deductions	Year

		(in thousands)
2002:
Valuation allowance for mortgage loans on real estate	$25,091	$—	$—	$5,985	19,106
Valuation allowance for uncollectible agents balances	30,929	6,488	—	1,930	35,487
Valuation allowance for uncollectible accounts	1,232	276	55	1,085	478

Total	$57,252	$6,764	$55	$9,000	$55,071

2001:
Valuation allowance for mortgage loans on real estate	$25,091	$—	$—	$—	$25,091
Valuation allowance for uncollectible agents balances	21,152	14,153	—	4,376	30,929
Valuation allowance for uncollectible accounts	646	1,041	70	525	1,232

Total	$46,889	$15,194	$70	$4,901	$57,252

2000:
Valuation allowance for mortgage loans on real estate	$28,225	$—	$—	$3,134	$25,091
Valuation allowance for uncollectible agents balances	16,650	6,796	—	2,294	21,152
Valuation allowance for uncollectible accounts	4,189	402	—	3,945	646

Total	$49,064	$7,198	$—	$9,373	$46,889